Form 10-K, Exhibit 13
period 1994-01-01
BANTA CORP
filed 1994-03-28
CIK 9801

EXHIBIT 13
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Not Covered by Auditors' Report

                                                                        Dollars in thousands
                                                                       (except per share data)

                                         1993                 1992               1991                1990                1989
Summary of Earnings (1)
Net sales                              $691,244             $637,416           $565,473            $577,614            $517,235
Net earnings from continuing
   operations                            40,992               35,662             28,219              29,352              25,688
Net earnings                             40,992               35,662             20,619              18,171              33,599
Net earnings per common share from
  continuing operations (2)                2.03                 1.79               1.44                1.53                1.34
Net earnings per
   common share (2)                        2.03                 1.79               1.05                 .95                1.75
Dividends paid per
   common share (2)                         .47                  .41                .38                 .37                 .35
Financial Summary
Working capital                         106,171               102,214            98,323              94,151              96,018
Net plant and equipment                 232,888               205,246           200,938             194,977             171,102
Total assets                            457,433               410,182           397,464             397,580             378,884
Long-term debt                           45,603                52,491            64,061              75,378              69,005
Interest expense                          5,346                 5,786             5,398               5,378               5,511
Shareholders' investment                292,428               258,237           226,967             206,585             194,677
Book value per share
  of common stock (2) (3)                 14.62                 13.00             11.56               10.80               10.24



(1)  All years comprised 52 weeks except 1992 which comprised 53 weeks.

(2) Per share amounts have been adjusted for the three-for-two stock split distributed in April 1993.

(3) Book values per share for common stock are based on shares outstanding at year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND OPERATIONS

Operational Highlights

        1993 was another excellent year for Banta Corporation, resulting in record sales and earnings. Exceptional support from our dedicated employees, a strong capital investment program and high plant utilization fueled these results. Sales for the year were $691 million, 8% above the $637 million for 1992. Net earnings were $41 million, a 15% increase over 1992. Earnings per share were $2.03 compared with $1.79 in 1992. Record sales and earnings were achieved during each quarter of 1993. These results continued the strong overall performance achieved by the Corporation over the past five years, during which time sales and net earnings from continuing operations grew at average annual rates of 10% and 13%, respectively.

        During early 1993, our print markets were influenced by overall sluggishness in advertising which resulted in fewer market opportunities for magazines, consumer catalogs, direct marketing pieces and the point-of-purchase sign and display markets. Early in the third quarter the consumer catalog market experienced a sharp increase in demand, resulting in a near over-sold condition. Despite the underlying market softness, the other commercial print markets increased activity in the second half due to typical seasonality and due to increased market penetration. The Corporation's software manual business made excellent progress in 1993 by increasing its market penetration. Sales increases were also recorded in the educational, general book and trade book markets.

        The Corporation's average cost of paper fluctuated in 1993 with lower costs during the first six months. A midyear price increase averaged about 10% on most coated paper and much of that increase eroded in the fourth quarter. Overall, the average cost of paper to our customers was about 2% higher in 1993 than in 1992.

        Very competitive pricing continues within most print markets, including the Corporation's markets, and on average, unit sales prices were lower in 1993 than in 1992. The Corporation's aggressive commitment to capital expenditures adds capacity and the new more efficient equipment reduces unit operating costs. These efficiencies enable the Corporation to produce at a lower average unit cost.

        Technologies are being developed within the television, telephone and entertainment markets, which may result in a moderating of the future rate of growth within print markets. These alternate media are discussed in such broad terms as the Electronic Superhighway and Interactive Media. The Corporation is investigating the opportunities provided by these developments but, to date has not committed large portions of its capital expenditures to alternate media. However, the Corporation's expertise in electronic prepress technology and CD-ROM capabilities provide excellent positions from which to pursue opportunities that we identify.

Sales

        The Corporation classifies its sales as follows: commercial (catalogs, direct marketing materials and single-use products); books (educational, general, trade, data manuals and software services); magazines; and other (point-of-purchase and prepress services). Sales for the market classifications, as a percent of consolidated sales, are as follows:

                                       1993           1992           1991
Commercial                              44%            46%            47%
Books                                   34             30             31
Magazines                               12             13             12
Other                                   10             11             10
                                       ----           ----           ----
                                       100%           100%           100%
                                       ====           ====           ====

        The percentage of sales by market classification has remained fairly constant for the past three years. Percentage increases in sales by market classification for 1993 compared with 1992 were as follows: commercial -- 3%; books -- 21%; magazines -- 10%; and other -- 1%.

        During the last three years, most of the operating units serving the commercial market ran substantially on seven-day work weeks during much of the second half of each year due to seasonal customer demand. Approximately 15% additional press capacity was installed in 1993. An additional 20% increase in capacity for these operating units is expected to be completed by midyear 1994. Sales of direct marketing materials increased 22% over 1992 as the Corporation continues to be a leading supplier to this market.

        During 1993, the consumer catalog printing market was characterized by slower activity early in the year with significantly improved volume during the last five months as retail catalog spending increased. The unexpected, significant volume increase in the third quarter resulted in an over-sold condition within our plants. This environment forced us to turn down sales opportunities, increased our costs and reduced flexibility within our production facilities. The Corporation's overall catalog sales were up only modestly primarily because of the absence of certain cyclical business catalogs, competitive pricing pressures and an increased amount of customer-furnished paper within the consumer catalog market.

       Sales of single-use products for the food service and non-sterile medical markets were flat compared to 1992 primarily because the uncertainty in the national health care scene altered buying patterns of health care providers.

        Book product sales for 1993, much like 1992, increased for educational, trade, general books, and data and software manuals. The Corporation continues to emphasize the diversification of its book market product offerings, reducing its reliance on educational products. Although school systems are recording increased student enrollments, their funding is limited due to budget constraints and a portion of the funding is being used for alternate non-print products.

        The Corporation has made good progress by increasing its share of the market for computer hardware and software documentation services, which are part of our book market. Service to this market is characterized by short manufacturing cycles, flexibility in meeting the rapidly changing needs of each customer and an "event" orientation, which results in variations in manufacturing requirements. In 1993, the Corporation expanded the array of services it offers customers in this market. New services include 1-800 telephone order fulfillment services, which allows orders to be received directly by our fulfillment facility. The CYCLESpeed (SM) service is a new manufacturing system that emphasizes shorter, more frequent production of print orders to minimize our customers' inventory and provides constant monitoring of inventory levels. The use of digital on-demand printing technologies at our Minneapolis and Boston locations provides rapid response for lower quantity requirements for manuals and parts lists. The Corporation completed the construction and relocation of Bushman Press to a new manufacturing facility in 1993. The Banta Digital Services facility, providing both on-demand printing and prepress services, opened in Boston in 1993. A similar facility recently opened in the San Francisco Bay area.

       The Corporation continued to gain new titles and market share in special-interest magazines. The 10% sales gain was achieved by increased market penetration and a modest increase in spending for magazine advertising pages. The percentage of new titles printed in 1993 was less than in 1992 because there was an increase in the competitive environment.

        The 1% increase in the "Other" classification for 1993 resulted from an increase in prepress volume offset by the expected lower demand for point-of-purchase products for the brewing industry and major displays for the electronic game market. Stamp production for the U.S. Postal Service was fairly even compared to 1992. The Corporation completed the final year of its initial stamp project and, together with its joint venture partners, was successful in achieving substantial contract awards under the new five-year multiprint stamp solicitation, with production scheduled to begin in the first quarter of 1994.

        Sales for 1992 increased 13% from 1991. All of the Corporation's major market sectors registered sales increases for 1992: commercial -- 13%; books -
- - 12%; magazines -- 13%; and other -- 28%. Catalog sales, which benefited from the introduction of advanced distribution and mailing services, accounted for the majority of the increase in the commercial market classification. Direct marketing sales, also within the commercial sector were about 5% higher than 1991 and the Corporation continued its position as a prominent supplier to the industry. In our other commercial market business, sales of single-use products for the food service and non-sterile medical markets, along with sales of extruded films for specialty markets, continued strong. Book product sales for 1992 increased for educational, trade, general books, and data and software manuals. During 1992, emphasis was placed on the development of the infrastructure necessary to serve the computer hardware and software documentation market. The Corporation's special-interest magazine units registered a 13% sales gain with new titles and market share penetration. Advertising for the magazine market increased modestly in 1992, after several consecutive years of decreased spending.

        The 28% increase in the "Other" classification for 1992 resulted from an increase in prepress work for commercial customers, increased demand for point-of-purchase products for the brewing industry and a strong second year of postage stamp production for the U.S. Postal Service.

COST OF GOODS SOLD

       In 1993, cost of goods sold as a percent of sales was 76.8% compared with 77.0% in 1992 and 77.8% in 1991. The reduction in cost of sales for 1993 is primarily the result of increased utilization at units serving the direct marketing and magazine markets. Also contributing to the cost of sales percentage reduction were productivity improvements resulting from the Corporation's Continuous Improvement processes and the absence of $1.8 million of cost related to plant relocations incurred in 1992. The cost of sales percentage reduction in 1992 from 1991 resulted from many of the same factors which impacted 1993. In 1992, utilization increases particularly benefited the cost of goods sold percentages for the operations serving the consumer and business-to-business catalog markets. The Corporation utilizes the last-in, first-out (LIFO) method of valuing the majority of the inventory of its print operations. Lower year-end paper prices resulted in LIFO valuation adjustments which reduced cost of goods sold by $272,000, $225,000 and $663,000 in 1993, 1992 and 1991, respectively. Due to the significant ($63 million) capital expenditures in 1993, depreciation expense increased $2.9 million compared with 1992. In 1992, depreciation increased $2.3 million. Health care costs, which were allocated both to cost of goods sold and administrative expenses, increased in 1993 and 1992 by approximately $850,000 (7%) and $1.1 million (11%), respectively.

        As evidenced by the large capital expenditures in 1993 and expenditures planned for 1994, the Corporation is committed to continued investment in equipment that will improve product quality, reduce turnaround time and reduce unit manufacturing costs. Both capital and operating costs associated with environmental issues (air quality and solid waste) have continued to increase. The Corporation recycles substantially all of its waste materials generated by the manufacturing process and emphasizes environmental safety in the workplace.

EXPENSES

       Selling and administrative expenses increased $4.7 million (5.6%) in 1993 and $9.2 million (12.4%) in 1992. Selling and administrative expenses as a percentage of sales were 12.7%, 13.0% and 13.1% in 1993, 1992 and 1991, respectively. The 1993 expense increase generally reflects increases required to support the additional volume of sales produced in 1993. The larger cost increase in 1992 was a result of significant sales office expansion, inclusion of Bushman Press for a full year in 1992 and higher provisions for bad debts in 1992. Costs associated with incentive programs also increased administrative expenses in both 1993 and 1992 due to the strong performance of the Corporation.

        During 1993, the Corporation adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," as described in footnote [3] of the financial statements. Adoption of this statement increased costs, which are allocated both to cost of goods sold and selling and administrative expenses, by $901,000.

EARNINGS FROM OPERATIONS AND INTEREST EXPENSE

       Earnings from operations as a percent of sales were 10.5%, 9.9%, and 9.1% in 1993, 1992 and 1991, respectively. Interest expense has been $5.3 million, $5.8 million and $5.4 million in 1993, 1992 and 1991, respectively. In general, over the three-year period the Corporation's average debt levels have declined, as have interest rates. The reduced interest on debt was partially offset in 1993 by interest on tax assessments and in 1992 by a reduction in the amount of interest expense allocated to the discontinued operation.

        Pretax earnings from continuing operations as a percent of sales were 9.9%, 9.2% and 8.2% in 1993, 1992 and 1991, respectively. Effective income tax rates were 40.3%, 39.0% and 38.9% in 1993, 1992 and 1991, respectively. The increase in the effective tax rate for 1993 was a result of the federal tax rate increase, which was enacted during 1993. The tax rate increase reduced earnings per share approximately 4.5 cents.

LIQUIDITY AND CAPITAL RESOURCES
                                                     At Year-End
Selected                                         Dollars in thousands
Financial Data                                  (except current ratio)

                                          1993           1992          1991
Receivables                             $125,004       $106,581      $ 95,939
Inventories                               52,447         42,623        38,060
Notes payable                             20,800            -           9,985
Accounts payable and
  accrued liabilities                     64,074         61,333        55,956
Working capital                          106,171        102,214        98,323
Long-term debt                            45,603         52,491        64,061
Shareholders' investment                 292,428        258,237       226,967
Long-term debt to total long-term debt
  and shareholders' investment              13.5%          16.9%         22.0%

Current ratio                               2.16           2.40          2.27

        The Corporation was generally able to fund its capital expenditures of $63 million, $33 million and $32 million in 1993, 1992 and 1991, respectively, from cash generated by operations and by issuing short-term commercial paper. Management believes the Corporation's liquidity is very strong and the degree of leverage puts the Corporation in the position to finance, at very attractive borrowing rates, its capital expenditure program, as well as any investment opportunities that may arise.

        During the second quarter of 1992, the Corporation completed the sale of the majority of its video operation for consideration that included $12 million in cash, 100,000 convertible preferred shares of the buyer, a $2.5 million note and the assumption of selected liabilities by the buyer. During the second quarter of 1993, the preferred shares were converted into common shares of the buyer, which were then sold in a secondary public offering resulting in net proceeds to the Corporation of approximately $3.5 million.

        The Corporation's capital investment program reflects its commitment to maintain modern, efficient plants. Preliminary plans for 1994 are for capital commitments of $75 million and approximately $100 million of cash requirements, including unpaid commitments from 1993.

        The Corporation generally raises short-term funds by selling commercial paper. Such borrowings are supported by bank lines of credit totaling $40 million. Additionally, the Corporation has other committed bank lines of credit totaling $5.2 million. Average outstanding commercial paper borrowings during 1993 and 1992 were $7.4 million and $2.9 million, respectively.

CONSOLIDATED BALANCE SHEETS
January 1, 1994 (1993) and January 2, 1993 (1992)

                                                                                    Dollars in Thousands
ASSETS                                                                            1993                1992
Current Assets:
    Cash and short-term investments, at cost which
      approximates market                                                      $     8,230         $  13,305
    Receivables, less reserves of 2,943,000 and
      $2,933,000, respectively                                                     125,004           106,581
    Inventories                                                                     52,447            42,623
    Prepaid expenses                                                                 4,511             4,244
    Deferred income taxes                                                            7,714             8,532
                                                                               -----------         ---------
                                                                                   197,906           175,285
                                                                               -----------         ---------
Plant and Equipment:
    Land                                                                             6,597             6,551
    Buildings                                                                       73,110            68,223
    Machinery and equipment                                                        350,650           296,296
                                                                               -----------         ---------
                                                                                   430,357           371,070
    Less accumulated depreciation                                                  197,469           165,824
                                                                               -----------         ---------
    Plant and equipment, net                                                       232,888           205,246
                                                                               -----------         ---------
Other Assets                                                                         9,303            11,786
Cost in Excess of Net Assets
Of Subsidiaries Acquired                                                            17,336            17,865
                                                                               -----------         ---------
                                                                                 $ 457,433         $ 410,182
                                                                               ===========         =========

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
    Notes payable                                                              $    20,800         $    -
    Accounts payable                                                                27,364            27,142
    Accrued salaries and wages                                                      16,903            15,091
    Other accrued liabilities                                                       19,807            19,100
    Current maturities of long-term debt                                             6,861            11,738
                                                                               -----------         ---------
                                                                                    91,735            73,071
                                                                               -----------         ---------
Non-current Liabilities:
    Long-term debt                                                                  45,603            52,491
    Deferred income taxes                                                           18,257            18,359
    Other non-current liabilities                                                    9,410             8,024
                                                                               -----------         ---------
                                                                                    73,270            78,874
                                                                               -----------         ---------
Shareholders' Investment:
    Common stock -
      $.10 par value, authorized 75,000,000 shares in 1993
      and 30,000,000 shares in 1992; 19,996,532 and 13,240,027
      shares issued outstanding in 1993 and 1992, respectively                       2,000             1,324
    Amount in excess of par value of stock                                          54,436            51,948
    Retained earnings                                                              235,992           204,965
                                                                               -----------         ---------
                                                                                   292,428           258,237
                                                                               -----------         ---------
                                                                                 $ 457,433          $410,182
                                                                               ===========         =========


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF EARNINGS
For the Periods Ended January 1, 1994 (1993), January 2, 1993 (1992), and December 28, 1991 (1991)

                                                                Dollars in thousands
                                                             (except earnings per share)
                                                    1993                1992                1991
                                                 (52 Weeks)          (53 Weeks)          (52 Weeks)
Net sales                                        $691,244            $637,416            $565,473
Cost of goods sold                                530,746             491,086             439,967
                                                 --------            --------            --------
     Gross Earnings                               160,498             146,330             125,506
Selling and administrative expenses                87,812              83,133              73,955
                                                 --------            --------            --------
     Earnings from Operations                      72,686              63,197              51,551
Interest expense                                   (5,346)             (5,786)             (5,398)
Other income, net                                   1,352               1,051                  66
                                                 --------            --------            --------
     Earnings from Continuing
      Operations Before Income Taxes               68,692              58,462              46,219
Provision for income taxes                         27,700              22,800              18,000
                                                 --------            --------            --------
     Net Earnings from
       Continuing Operations                       40,992              35,662              28,219
Discontinued Operations -
Provision for loss on sale                            -                   -                (7,600)
                                                 --------            --------            --------
     Net Earnings                                $ 40,992            $ 35,662            $ 20,619
                                                 ========            ========            ========

Net earnings per share of common stock:
     Continuing operations                       $   2.03            $   1.79            $   1.44
     Discontinued operations -
         Provision for loss on sale                   -                   -                  (.39)
                                                 --------            --------            --------

TOTAL                                            $   2.03            $   1.79            $   1.05
                                                 ========            ========            ========




The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended January 1, 1994 (1993), January 2, 1993 (1992), and December 28, 1991 (1991)

                                                                                    Dollars in thousands
                                                                        1993                1992                1991
                                                                     (52 Weeks)          (53 Weeks)          (52 Weeks)

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings                                                         $ 40,992            $ 35,662            $ 20,619
Adjustments to reconcile net earnings to net
 cash provided by operating activities
       Depreciation and amortization                                   33,701              30,839              28,558
       Deferred income taxes                                              479              (1,083)               (535)
       Provision for loss on sale of video operations                      -                   -                7,600
       Change in assets and liabilities, net of
         effects of acquisitions and divestitures:
          (Increase) decrease in receivables                          (18,423)            (10,642)              4,817
          Increase in inventories                                      (9,824)             (4,563)               (114)
          (Increase) decrease in net assets of businesses
             held for sale                                                 -                 (283)              1,941
          (Increase) decrease in other current assets                    (267)              1,949              (2,083)
          Increase (decrease) in accounts payable
             and accrued liabilities                                    4,710               3,491              (2,153)
          Increase in other non-current assets                         (1,017)               (802)               (176)
          Other, net                                                    1,386                (332)                832
                                                                     --------            --------            --------
Cash provided by operating activities                                  51,737              54,236              59,306
                                                                     --------            ---------           --------

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures                                                  (62,960)            (33,006)            (31,619)
Proceeds from sale of video business assets                             3,500              12,000                  -
Proceeds from sale of plant and equipment                                 414                 859               1,262
Cash used for acquisition                                                  -                   -               (2,499)
                                                                     --------            --------            --------
Cash used for investing activities                                    (59,046)            (20,147)            (32,856)
                                                                     --------            --------            --------

CASH FLOW FROM FINANCING ACTIVITIES
Notes payable proceeds (payments), net                                 20,800              (9,985)             (9,339)
Payments on long-term debt                                            (11,765)            (11,175)            (10,358)
Proceeds and tax benefit from exercise of stock options                 2,506               3,634               4,641
Dividends paid                                                         (9,303)             (8,026)             (7,366)
Purchase of treasury stock                                                 -                   -                 (118)
Fractional shares and rights redeemed                                      (4)                 -                 (654)
                                                                     --------            --------            --------
Cash provided by (used for) financing activities                        2,234             (25,552)            (23,194)
                                                                     --------            --------            --------
Net (decrease) increase in cash                                        (5,075)              8,537               3,256
Cash and short-term investments at beginning of year                   13,305               4,768               1,512
                                                                     --------            --------            --------
Cash and short-term investments at end of year                       $  8,230            $ 13,305            $  4,768
                                                                     ========            ========            ========

Cash payments for:
       Interest, net of amount capitalized                           $  5,471            $  5,925            $  5,579
       Income taxes                                                    23,789              24,224              14,552


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Periods Ended January 1, 1994 (1993), January 2, 1993 (1992), and December 28, 1991 (1991)

                                                                          Dollars in thousands
                                       Common Stock                                                Treasury Stock
                                       ------------                                                --------------
                                                                     Amount in                     Number
                                         Shares        Par           Excess of      Retained         of
                                       Outstanding    Value          Par Value      Earnings       Shares         Cost
                                       -----------    -----          ----------     --------       ------         ----
Balance, December 29, 1990             12,747,570     $1,275         $40,728        $164,730       9,052          $  148
  Stock options exercised                 229,088         23           4,618
  Shares issued for acquisition           124,206         12           3,248
  Treasury shares purchased                                                            4,243         118
  Retirement of treasury shares           (13,295)        (1)           (265)                    (13,295)           (266)
  Net earnings for the period                                                         20,619
  Rights redemption ($.03 per share)                                                    (654)
  Cash dividends($.38 per share)                                                      (7,366)

                                       ----------     ------         -------        --------       -----          ------
Balance, December 28, 1991             13,087,569      1,309          48,329         177,329          -               -
  Stock options exercised                 152,458         15           3,619
  Net earnings for the period                                                         35,662
  Cash dividends($.41 per share)                                                      (8,026)
                                       ----------     ------         -------        --------       -----          ------

Balance, January 2, 1993               13,240,027      1,324          51,948         204,965          -               -
  Stock Options exercised                 136,635         14           2,492
  Three-for-two stock split
     effected in the form of
     a 50% stock dividend               6,619,870        662              (4)           (662)
  Net earnings for the period                                                         40,992
  Cash dividends ($.47 per share)                                                     (9,303)
                                       ----------     ------         -------        --------       -----          ------

Balance, January 1, 1994               19,996,532     $2,000         $54,436        $235,992          -           $   -
                                       ==========     ======         =======        ========       =====          ======






There are 300,000 shares of $10 par value preferred stock authorized, none of which are issued.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended January 1, 1994 (1993), January 2, 1993 (1992), and December 28, 1991 (1991)

(1)  STATEMENT OF ACCOUNTING POLICIES
Significant accounting policies followed by the Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

Business - The Corporation operates in a single business segment - printing services. Customers, which consist primarily of publishers located throughout the United States, are granted credit on an unsecured basis. No one customer accounted for more than 10% of consolidated sales during 1993, 1992, or 1991.

Year-end - The Corporation's operating year ends on the Saturday closest to December 31. The years 1993 and 1991 ended January 1, 1994 and December 28, 1991, respectively, and comprised 52 weeks each. Operating year 1992 ended on January 2, 1993, and comprised 53 weeks.

Principles of Consolidation - The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Earnings Per Share of Common Stock - Net earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares related to the assumed exercise of stock options. Average common and common equivalent shares for computation of earnings per share were 20,146,378, 19,939,436 and 19,617,963 in 1993, 1992 and 1991, respectively.

Cash and Short-term Investments - Short-term investments, with initial maturities of generally less than 90 days, are considered cash equivalents for purposes of the accompanying consolidated statements of cash flows.

Recognition of Sales - In accordance with trade practices of the printing industry, sales are recorded by the Corporation primarily upon completion of manufacturing. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

Capitalized Interest - The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $6,547,000 in 1993, $6,473,000 in 1992 and $5,680,000 in 1991 of which $1,201,000, $687,000 and
$282,000 was capitalized in 1993, 1992 and 1991, respectively.

Inventories - The majority of the Corporation's inventories used in its printing operations (approximately 46% and 52% of total inventories in 1993 and 1992, respectively) are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Inventories include material, labor and manufacturing overhead. Inventory amounts at year end are as follows:
                                                  Dollars in thousands
                                                  1993           1992
Raw materials and supplies                       $25,502        $22,751
Work-in-process and finished goods                30,941         24,140
                                                 -------        -------
FIFO value (current cost) of all inventories      56,443         46,891
Excess of current cost over carrying value of
  LIFO inventories                                (3,996)        (4,268)
                                                 -------        -------
Net inventories                                  $52,447        $42,623
                                                 =======        =======

Plant and Equipment - Plant and equipment (including major renewals and betterments) are carried at cost and depreciated by ratable charges over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are generally amortized over the term of the leases on a straight-line basis.

Income Taxes - The Corporation accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the provisions of the Statement, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Cost in Excess of Net Assets of Subsidiaries Acquired - Cost in of excess of net assets of subsidiaries acquired is amortized and charged against operations on a straight-line method over periods not exceeding 40 years. Accumulated amortization of cost in excess of net assets of subsidiaries acquired was $3,212,000 and $2,683,000 as of January 1, 1994 and January 2, 1993, respectively.

(2) LONG-TERM DEBT
Long-term debt, including amounts payable within one year, consists of the following:

                                                                                  Dollars in thousands
                                                                                1993                1992
9.53% Promissory Note payable in annual installments of
        $1,818,000 from 1995 through 2005, interest payable semi-annually      $20,000             $20,000
10.11% Promissory Note payable in annual installments of
        $2,000,000 through 1995, $2,500,000 from
        1996 through 1998 and $1,500,000 in 1999,
        interest payable quarterly                                              13,000              15,000
8.58% Promissory Notes payable in annual installments of
        $2,137,000 through 1995 and $2,176,000 in 1996,
        interest payable quarterly                                               6,450               8,588
Notes Payable and Capital Lease Obligations,
        generally fixed rates of interest, 6.0% to 11.3% due in
        installments through 1995                                                3,074              10,411
Industrial Revenue Bonds:
        Floating rates of interest, approximating 80% of the prime rate,
                due in installments through 2015                                 7,200               7,350
        Fixed rate of interest at 5.8% to 7.5% due in
                installments through 2002                                        2,740               2,880
                                                                               -------             -------
                                                                                52,464              64,229
Less current maturities                                                          6,861              11,738
                                                                               -------             -------
Long-term debt                                                                 $45,603             $52,491
                                                                               =======             =======


Maturities of long-term debt, during the next five years are: 1994, $6,861,000; 1995, $6,887,000; 1996, $6,783,000; 1997, $4,608,000; and 1998,
$4,608,000. Industrial Revenue Bonds aggregating $3,240,000 are secured by certain real estate and equipment.

The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 175% of current liabilities and consolidated tangible net worth be not less than $100,000,000. Additional funded debt of up to 50% of the sum of consolidated net worth and consolidated funded debt may be incurred without prior consent of the noteholders.

The Corporation may incur short-term debt of up to $25,000,000 at any time and is required to be free of all such obligations in excess of $15,000,000 for 60 consecutive days each year. The agreements also contain limitations on leases and on the granting of security interests in the Corporation's assets.

Each of the Promissory Note agreements contain covenants which restrict the payment of dividends to 60% of net earnings, as defined. As of January 1, 1994, $56,032,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturities, the fair value of long-term debt, including current maturities, as of January 1, 1994 was $56,929,000.

(3) EMPLOYEE BENEFIT PLANS

Pension Plans - The Corporation and its unions have several pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. A Non-qualified Supplemental Retirement Plan is not funded.

Total pension expense of continuing operations, including multiemployer and union sponsored plans for 1993, 1992 and 1991 was $4,370,000, $3,868,000 and
$3,657,000, respectively. Net periodic pension cost for the Corporation-sponsored qualified and supplemental plans was as follows:

                                                                             Dollars in thousands
                                                              Qualified Plans                    Supplemental Plan
                                                          1993      1992      1991            1993      1992      1991
Service cost-benefits earned during the year              $2,598    $2,284    $2,280          $119      $106      $ 97
Interest cost on projected benefit obligation              3,669     3,320     2,988           184       169       141
Actual return on plan assets, less unrecognized
        gains of $2,671,000, $409,000,and $5,567,000
        in 1993, 1992 and 1991, respectively              (3,415)   (3,100)   (2,870)           -         -         -
Net amortization                                            (427)     (427)     (427)           54        53        40
                                                          ------    ------    ------          ----      ----      ----
Net pension expense                                       $2,425    $2,077    $1,971          $357      $328      $278
                                                          ======    ======    ======          ====      ====      ====

Significant assumptions used for all periods in determining net pension expense for the Corporation's plans are as follows:

                                                   Qualified   Supplemental
                                                     Plans         Plan
Discount rate                                         8.0%         8.0%
Expected rate of increase in compensation             5.0          5.0
Expected long-term rate of return on plan assets      8.5           -

All of the Corporation's plans, except the Supplemental Plan, have assets in excess of the accumulated benefit obligation. Plan assets include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.5% and 8.0% for 1993 and 1992, respectively:

                                                                          Dollars in thousands
                                                             Qualified Plans              Supplemental Plan
                                                           1993           1992           1993           1992
Projected benefit obligation:
        Vested benefits                                    $(40,027)      $(34,790)      $(2,066)       $ (1,934)
        Non-vested benefits                                  (4,596)        (4,023)         (193)           (236)
                                                           --------       --------       -------        --------
        Accumulated benefit obligation                      (44,623)       (38,813)       (2,259)         (2,170)
        Effect of projected future
           compensation levels                              (10,173)        (7,258)         (347)           (157)
                                                           --------       --------       -------        --------
                                                            (54,796)       (46,071)       (2,606)         (2,327)
Plan assets at fair value                                    56,943         50,944            -               -
                                                           --------       --------       -------        --------
Plan assets in excess of (less than)
        projected benefit obligation                          2,147          4,873        (2,606)         (2,327)
Unrecognized net (gain) loss                                 (1,744)        (3,759)          632             545
Adjustment required to recognize minimum liability               -              -           (473)           (604)
Unrecognized net (asset) obligation being
        amortized over 16 years                              (3,526)        (3,953)          188             216
                                                           --------       --------       -------        --------
Accrued pension cost                                       $ (3,123)      $ (2,839)      $(2,259)       $ (2,170)
                                                           ========       ========       =======        ========


Approximately 50% of the Corporation's non-salaried employees are covered by multiemployer union sponsored, collectively bargained defined benefit pension plans. Pension expense includes $1,588,000, $1,463,000 and $1,408,000 in 1993, 1992 and 1991, respectively, attributable to the multiemployer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

Postretirement Health Care Costs - The Corporation and its subsidiaries provide non-contractual limited health care benefits for certain retired employees. Through 1992 the cost of retiree health care benefits was recognized as expense when claims were paid. Effective in 1993, the Corporation established a new unfunded postretirement health care program which covers most of its non-union employees. The new program provides for defined initial contributions by the Corporation toward the cost of postretirement health care coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year.

Effective January 3, 1993, the Corporation adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." In connection with the adoption of this statement, the Corporation elected to amortize the accumulated postretirement benefit obligation (transition obligation), aggregating $5,088,000 as of January 3, 1993, over a 20-year period.

The following table sets forth the program's status at January 1, 1994:

                                                       Dollars in thousands
        Accumulated postretirement benefit obligation:
                Retirees                                     $2,115
                Other active plan participants                3,452
                Fully eligible active plan participants         586
                                                       ------
                                                        6,153
        Unrecognized transition obligation                (4,837)
        Unrecognized net loss                               (415)
                                                       ------
        Accrued postretirement benefit cost               $  901
                                                       ======

The net periodic postretirement benefit cost for 1993 included the following components:

                                                       Dollars in thousands
        Service cost - benefits earned during the year        $   385
        Interest cost on accumulated postretirement benefit
                obligation                                           400
        Amortization of transition obligation                     254
                                                           -------
        Net periodic postretirement benefit cost              $ 1,039
                                                           =======

The amounts charged to expense under the previous method of accounting for postretirement health care were $243,000 and $174,000 in 1992 and 1991, respectively.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. Due to the terms of the Corporation's postretirement health care program, assumed health care cost rate trends do not affect the Corporation's costs.

Other Benefits - The Corporation has established an Incentive Savings Plan
(401K) for substantially all of its non-bargained employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1993, 1992 and 1991 were $1,311,000, $1,116,000 and $995,000, respectively.

(4) CONTINGENCIES

The Corporation is involved in various claims, including those related to environmental matters, and lawsuits arising in the normal course of business. In the opinion of management, the ultimate liability, if any, for these claims and lawsuits beyond any reserves already provided, will not have a material adverse effect on the consolidated statements of earnings of the Corporation.

(5)  CAPITAL STOCK

In April 1993, the Corporation distributed a three-for-two stock split effected in the form of a 50% stock dividend, following the action of the shareholders increasing the authorized shares of common stock from 30,000,000 shares to 75,000,000 shares. The par value of the additional shares issued was capitalized by a transfer of $662,000 from retained earnings to common stock. All per share of common stock amounts and common stock data have been restated in the consolidated financial statements and throughout the Annual Report to reflect the stock split.

In connection with a 1988 acquisition, options to purchase 225,000 shares of common stock were granted to a former owner and employees of the acquired companies. These options became fully exercisable in 1990 at $11.33 per share. Options were exercised for 9,975, 4,725 and 175,500 shares in 1993, 1992 and 1991, respectively. Options were canceled for 3,000 shares in 1991. At January 1, 1994, there were no remaining options outstanding.

The Corporation has been authorized by the Board of Directors to purchase up to 2,250,000 shares of outstanding common stock in the open market. As of January 1, 1994, 11,250 shares of the Corporation's stock had been repurchased and retired under this program.

Pursuant to the Shareholder Rights Plan, one common stock purchase right is included with each outstanding share of common stock. When exercisable, each right will entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 20% or more of the Corporation's common stock or announces a tender offer for 20% or more of the common stock. Upon the occurrence of certain events, including a person, or group, acquiring 20% or more of the Corporation's common stock, each right entitles the holder to purchase, at the right's then-current exercise price, common stock of the
Corporation having a market value of twice such exercise price.   The rights
may be redeemed by the Corporation at a price of one cent per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2001.

(6) INCOME TAXES

The provision for federal and state income taxes consists of the following:
                                         Dollars in thousands
                                  1993           1992           1991

Current:
        Federal                      $21,313        $18,405        $14,622
        State                          4,720          4,590          3,363
                                  -------        -------        -------
                                   26,033         22,995         17,985
Tax impact of option exercises      1,188            888            550
Deferred                              479         (1,083)          (535)
                                  -------        -------        -------
        Provision for income taxes   $27,700        $22,800        $18,000
                                  =======        =======        =======

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:
                                       1993           1992           1991

Statutory federal tax rate             35.0%          34.0%          34.0%
State and local income taxes,
  less applicable federal tax benefit   4.5            5.2            4.7
Adjustment to deferred taxes resulting
  from federal tax rate increase         .3             -              -
Other, net                               .5            (.2)            .2
                                       ----           ----           ----
Effective income tax rate              40.3%          39.0%          38.9%
                                       ====           ====           ====

The components of the net deferred tax liability as of January 1, 1994 and January 2, 1993 were as follows:

                                                                       Dollars in thousands
                                                                     1993                1992
        Deferred tax liabilities:
                Accelerated depreciation and capitalized interest    $   23,140          $  23,187
                Other                                                     1,055              1,721
                                                                     ----------          ---------
        Total deferred tax liabilities                                   24,195             24,908
                                                                     ----------          ---------

        Deferred tax assets:
                Accruals, not currently deductible for tax purposes      (7,592)            (8,270)
                Pension accruals                                         (2,048)            (1,839)
                Reserve for uncollectible accounts                       (1,237)            (1,228)
                Deferred compensation                                    (1,831)            (1,462)
                Other                                                      (944)            (2,282)
                                                                     ----------          ---------
        Total deferred tax assets                                       (13,652)           (15,081)
                                                                     ----------          ---------

        Net deferred tax liability                                   $   10,543          $   9,827
                                                                     ==========          =========


The net deferred tax liability is classified in the January 1, 1994, and January 2, 1993 balance sheets as follows:
                                       Dollars in thousands
                                       1993           1992

Non-current deferred income taxes      $  18,257      $  18,359
Current deferred income taxes             (7,714)        (8,532)
                                       ---------      ---------
Net deferred tax liability             $  10,543      $   9,827
                                       =========      =========

(7) STOCK AND INCENTIVE PROGRAMS FOR MANAGEMENT EMPLOYEES

The Corporation has a Management Incentive Award Plan which provides for the payment of cash awards or bonuses to officers and other key employees with respect to any year in which the Corporation and its operating units achieve specified objectives. Awards under the plan were $2,710,000 in 1993, $2,280,000 in 1992 and $1,160,000 in 1991.

In January 1991, the Corporation's Compensation Committee approved a Long-term Incentive Plan which provides for payment of cash awards to key officers and executives of the Corporation upon achievement of specified objectives over three-year performance periods. Awards under the plan were $530,000 for the 1991 to 1993 performance period.

At January 1, 1994, the Corporation had options outstanding or available for grant under several stock option plans - the 1991 Stock Option Plan, the 1987 Incentive Stock Option Plan (1987 ISO Plan) and the 1987 Nonstatutory Stock Option Plan (1987 NSO Plan). Options may no longer be granted under the 1987 plans. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of grant. None of the options may be exercised more than five years after the date of grant.

The 1987 ISO Plan provides for a $100,000 annual exercise limitation and the 1987 NSO Plan permits participants to use option shares for the purpose of offsetting income tax liability incurred upon the exercise of nonstatutory stock options. No options were granted under the 1987 ISO Plan. The terms of the 1991 Plan allow for grants of either Incentive Stock Options or Nonstatutory Stock Options and are similar to the separate 1987 Plans. The 1991 Plan includes provisions which authorize options to be granted to non-employee Directors and which authorize option grants to contain "re-load" provisions entitling an employee to a further option in the event the employee exercises an option by surrendering previously acquired shares of the Corporation's common stock. At January 1, 1994, no options containing re-load provisions have been granted.

The following table summarizes activity under the stock plans:

         OUTSTANDING
                                  OPTIONS               PRICE RANGE

December 29, 1990                 989,400             11 3/8 - 18 1/2

     Granted                      287,400             16 5/8 - 20 1/8
     Exercised                   (207,264)            11 3/8 - 15 7/8
     Canceled or expired          (44,175)            14 1/2 - 15 7/8
                                ---------

December 28, 1991               1,025,361             11 3/8 - 20 1/8

Granted                           306,300             22 1/2 - 24 7/8
Exercised                        (296,506)            11 3/8 - 20 1/8
Canceled or expired               (26,700)            14 1/2 - 17
                                ---------

January 2, 1993                 1,008,455             14 1/2 - 24 7/8

Granted                           223,250             27 3/8 - 35 1/8
Exercised                        (179,347)            14 1/2 - 24 7/8
Canceled or expired                (3,038)            14 1/2 - 17
                                ---------
January 1, 1994                 1,049,320             14 1/2 - 35 1/8
                                =========

Of the options outstanding at January 1, 1994, 487,993 were exercisable at prices ranging from $14 1/2 to $27 3/8. The balance of the options become exercisable at various times through 1996 at prices ranging from $17 to $35 1/8. At January 1, 1994, 447,438 shares of the Corporation's common stock were reserved for future option grants.

During 1993, 1992 and 1991; 31,241, 53,157 and 39,282 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises. These shares were canceled by the Corporation.

(8)  OPERATING LEASES

The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $3,199,000, $3,093,000 and $2,943,000 in 1993, 1992 and 1991, respectively. Minimum rental commitments for the years 1994 through 1998 aggregate $2,254,000, $1,771,000, $1,554,000,
$1,388,000 and $1,371,000, respectively, and $6,402,000 thereafter.

(9) NOTES PAYABLE

At January 1, 1994, the Corporation had lines of credit available totaling $5,200,000, none of which were in use. Compensating balances approximating 2% are required to support these lines. Compensating balances are not legally restricted as to withdrawal. In addition, the Corporation has established lines of credit aggregating $40,000,000 which support commercial paper borrowings.

The Corporation had commercial paper aggregating $20,800,000 outstanding at January 1, 1994. The weighted-average interest rate on borrowings outstanding at January 1, 1994 was 3.43%. The average outstanding borrowings during 1993 and 1992 were $7,364,000 and $2,873,000, respectively. The weighted-average interest rates on such borrowings during 1993 and 1992 were 3.32% and 4.33%, respectively.

(10) DISCONTINUED OPERATIONS

During 1990, the Corporation announced its intention to sell its Banta Ventures, Inc. (BVI) subsidiary and its net assets were written down to estimated realizable value. BVI was primarily engaged in the video post-production business. The accompanying financial statements reflect BVI as a Discontinued Operation for all periods presented. During the third quarter of 1991, the Corporation revised its initial estimate of the realizable value of BVI and recorded an additional $7,600,000 loss provision, net of applicable income tax credits of $3,000,000.

During the second quarter of 1992, the Corporation completed the sale of the majority of the video operations for consideration including $12,000,000 cash, 100,000 convertible preferred shares of the buyer, a $2,500,000 note and the assumption of selected liabilities by the buyer. During the second quarter of 1993, the preferred shares were converted into common shares of the buyer which were then sold in a secondary public offering resulting in net proceeds to the Corporation of approximately $3,500,000. The remaining assets of BVI are included in other assets and plant and equipment in the accompanying balance sheets. The BVI operations remaining after the second quarter of 1992 are not material.

Net sales of BVI were and $44,912,000 for 1991. The net loss of BVI for 1991 was $1,927,000; which includes income tax credits of $1,000,000. Interest expense totalling $2,920,000 was allocated to BVI in 1991. Losses since the intent to dispose was announced have been applied to the reserves provided therefore.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Banta Corporation:

We have audited the accompanying consolidated balance sheets of BANTA CORPORATION (a Wisconsin corporation) and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended January 1, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year priod ended January 1, 1994, in conformity with generally accepted accounting principles.

                                                  Arthur Andersen & Co.

Milwaukee, Wisconsin,
January 31, 1994.

UNAUDITED QUARTERLY FINANCIAL INFORMATION
The following table presents financial information by quarter for the years 1993 and 1992.

                                              Dollars in thousands (except per share data)
                         Quarter Ended              Quarter Ended              Quarter Ended              Quarter Ended
                             March                      June                     September                   December
                        1993        1992           1993        1992           1993        1992           1993        1992
Net sales               $162,027    $152,530       $165,928    $151,785       $184,379    $166,158       $178,910    $166,943
Gross earnings            36,207      33,481         40,567      35,561         42,650      39,727         41,074      37,561
Net earnings               8,272       7,293         10,478       8,604         11,564      10,690         10,678       9,075
Net earnings per
 share of common stock       .41         .37            .52         .43            .57         .54            .53         .45


All periods shown consist of 13 weeks except the quarter ended December 1992, which includes 14 weeks.

Per share amounts have been adjusted for the three-for-two stock split distributed in April 1993.

DIVIDEND RECORD AND MARKET PRICES

                                                 Per Share of Common Stock

                             First          Second          Third         Fourth        Entire
                             Quarter        Quarter        Quarter        Quarter        Year
1993 dividends paid          $   .11        $   .12        $   .12        $   .12        $   .47
Price range:
        High                     31 3/8         32 1/4         34             37             37
        Low                      26 5/8         26 5/8         29 1/4         31 1/2         26 5/8

1992 dividends paid              .10            .10            .10            .11            .41
Price range:
        High                     23 1/8         25 5/8         25 1/2         27 5/8         27 5/8
        Low                      18 5/8         21 1/8         22 7/8         24             18 5/8



Banta Corporation is included in the NASDAQ National Market List and the symbol is BNTA. The stock prices listed above are the high and low trades.

Per share amounts have been adjusted for the three-for-two stock split distributed in April 1993.