Form 10-K405, Exhibit 13
BANTA CORP
filed 1995-03-27
CIK 9801

[Page 18 of the Annual Report]

   Five-year Summary of Selected Financial Data
   Not Covered by Auditors' Report

                           Dollars in thousands (except per share data)

                                   1994      1993       1992      1991         1990
   Summary of Earnings <F1>
   Net sales                    $811,330   $691,244    $637,416  $565,473    $577,614
   Net earnings from
    continuing operations         47,228     40,992      35,662    28,219      29,352
   Net earnings                   47,228     40,992      35,662    20,619      18,171
   Net earnings per
    common share from
    continuing operations <F2>      2.33       2.03        1.79      1.44        1.53
   Net earnings per
     common share <F2>              2.33       2.03        1.79      1.05         .95
   Dividends paid per
     common share <F2>               .52        .47         .41       .38         .37

   FINANCIAL SUMMARY

   Working capital               101,422    106,171     102,214    98,323      94,151
   Net plant and equipment       293,662    232,888     205,246   200,938     194,977
   Total assets                  577,763    457,433     410,182   397,464     397,580
   Long-term debt                 67,834     45,603      52,491    64,061      75,378
   Interest expense                5,902      5,346       5,786     5,398       5,378
   Shareholders' investment      331,587    292,428     258,237   226,967     206,585
   Book value per share of
     common stock <F2><F3>         16.48      14.62       13.00     11.56       10.80

   <F1> All years comprised 52 weeks except 1992 which comprised 53 weeks.

   <F2> Per share amounts have been adjusted for the three-for-two stock split distributed in April 1993.

   <F3> Book values per share for common stock are based on shares outstanding at year-end.

  [Pages 19 to 21 of the Annual Report]
   Management's Discussion and Analysis of Financial Position and Operations Operational Highlights

   Banta Corporation continued its strong growth with record sales and earnings for 1994. Sales increased 17% to $811 million and earnings were $47 million, up 15%. Record sales include contributions from two acquisitions, representing approximately 40% of the volume gain. These acquisitions provide strategically located production facilities to serve Northeast direct marketing customers and Northwest software publishers.

   Overall economic growth in the U.S. has increased activity for the graphic arts industry over the last several years. Advertising revenues and consumer confidence have increased, resulting in growth opportunities for Banta, particularly in its magazine and commercial markets.

   It is customary for printers to adjust sales prices to reflect market fluctuations in paper costs. For the past four to five years, customers have benefited from continuing paper price reductions, reflective of lower demand and excess capacity within the paper industry. For much of 1994, paper availability was ample with short delivery cycles and no allocation restrictions. However, in the fourth quarter there was a dramatic increase in paper prices and a tightening of availability, with nearly all grades on allocation and delivery times ranging up to six weeks. The solid relationships Banta Corporation has built with paper suppliers over the years have been beneficial during previous periods of limited paper availability and we expect those relationships to again be of benefit during this paper market cycle. Net sales and material costs were not materially affected by the paper price increases in 1994 because they occurred late in the year. However, if paper prices remain at these levels, the growth in both sales and material costs, including the last-in, first-out (LIFO) inventory valuation charges, will be significantly impacted in 1995.

   Pricing remains competitive within the industry as print customers look for ways to reduce costs. Unit sales prices were generally lower in 1994 than in 1993, reflective of the competitive environment. Despite the unit price reductions, the Corporation has been able to improve its earnings in part because it is financially able to invest in modern, technologically advanced equipment, which helps reduce unit costs, and because of productivity gains resulting from Continuous Improvement programs.

   The Corporation continues to investigate the relationships of print and alternative media in an effort to assist customers in distributing their information via a broad spectrum of media. The introduction of digital computer technologies into the prepress process allows the Corporation's customers to present its information in many formats, including traditional print, digital print, CD-ROM, CD-Interactive, diskettes, and on-line. Banta Corporation has continued to make strategically important investments in digital technologies, remaining at the forefront of the graphic arts industry.

   Sales

   The Corporation classifies its sales as follows: commercial (catalogs, direct marketing materials and single-use products); books (educational, general, trade, data manuals and software services); magazines; and other (point-of-purchase, security products and prepress services). Sales for the market classifications, as a percent of consolidated net sales, were as follows:

                                   1994          1993          1992

   Commercial                        46%           44%           46%
   Books                             32            34            30
   Magazines                         12            12            13
   Other                             10            10            10
                                    ---           ---           ---
                                    100%          100%          100%


   Percentage increases in sales by market classification for 1994 compared with 1993 were as follows: commercial - 22%; books - 10%; magazines - 14%; and other - 16%.

   Several significant factors influenced commercial market sales in 1994. During the first quarter, the acquisition of Danbury Printing & Litho was completed. Danbury Printing serves direct marketing customers, primarily in the New York City area, and accounts for 50% of the commercial market sales increase in 1994. The Corporation installed its first new-generation, 48-page press during the third quarter, adding significantly to the Corporation's consumer catalog production capacity. Capacity was also added at two units serving direct marketing customers. The operations serving catalog markets experienced high levels of production activity late in 1994 due to customers' desire to mail product prior to the January 1, 1995 postage rate increase. Business-to-business catalog sales increased in 1994, helped by the production of several biennial catalog projects. Sales of single-use products increased during 1994 as a result of additional film extrusion capacity. However, continued uncertainty regarding the national health care industry limited sales growth of medical products.

   Book market sales increased in all categories, except educational which declined modestly. Software manuals and services, which provided the most significant sales growth, was aided by the acquisition of United Graphics during the third quarter. The acquisition enables the Corporation to better serve software customers in the Northwest. United Graphics accounted for 36% of the sales increase in the book market. Additional increases in software documentation sales were facilitated by new fulfillment capabilities and added capacity at the Corporation's facility in Spanish Fork, Utah.

   The Corporation continued to gain new titles and market share in special-interest magazines. The 1994 sales gain was achieved through increased market penetration and increased spending for magazine advertising pages. The Corporation also expanded in-house mail list processing services for magazine publishers. Activity levels at the units serving this market also increased late in the year due to the January 1, 1995, postage rate increase.

   The sales increase in the "Other" classification resulted from higher prepress and digital services volume in 1994, including additional services in electronic graphic design, digital photography and on-demand print services. During the last several years the Corporation's Digital Group facilities have diversified their customer base to include packaging customers and increased their ability to maximize plant utilization by connecting its facilities through an extensive network of high-speed T-1 telecommunication lines. Prepress sales in 1994 to packaging customers benefited from the new government labelling requirements.

   Sales for 1993 increased 8% over 1992. All of the Corporation's market classifications registered sales increases for 1993; commercial - 3%; books - 21%; magazines - 10%; and other - 1%.

   Commercial market sales were impacted in 1993 by uneven demand for consumer catalogs (slow activity early in the year and an over-sold situation in the second half of 1993), the absence of the biennial business-to-business catalog production and a 22% increase in direct marketing sales, which was accommodated by capacity additions. Book market sales increased in all product categories. The largest increase was in software documentation. During 1993 the Corporation expanded the array of services it offers software publishers to include 1-800 telephone order fulfillment services, on-demand printing, and streamlined manufacturing procedures. The Corporation's special-interest magazine facilities increased sales 10% as a result of increased market penetration and a modest increase in advertising pages. The small increase in the "Other" classification resulted from higher prepress service sales, offset by lower display sales.

   Cost of Goods Sold

   In 1994, cost of goods sold as a percent of sales was 77.0% compared with 76.8% in 1993 and 77.0% in 1992. The Corporation's use of the LIFO inventory valuation method resulted in LIFO adjustments which increased (reduced) cost of goods sold by $844,000, ($272,000) and ($225,000) in
   1994, 1993 and 1992, respectively. The change in LIFO valuation adjustment between 1994 and 1993 represents more than one-half of the cost of goods sold percentage increase. The remainder of the increase in the cost of goods sold percentage resulted from the increased costs of new capacity additions and the lower margins associated with the operations acquired in 1994. Depreciation expense increased $7.7 million in 1994 compared to 1993 as a result of the aggressive $87 million capital expenditure program and the 1994 acquisitions. In 1993, depreciation increased $2.9 million compared to 1992. The reduction in the cost of sales percentage for 1993 compared to 1992 was primarily the result of increased utilization at units serving direct marketing and magazine customers. Also contributing to the cost of sales percentage reduction were productivity improvements resulting from the Corporation's Continuous Improvement programs and the absence of $1.8 million of cost related to plant relocations incurred in 1992. Health care costs, which were allocated both to cost of goods sold and administrative expenses, increased by 11% in 1994 ($1.3 million, including $800,000 from acquisitions) and 7% in 1993 ($850,000).

   As evidenced by the large capital expenditures in 1994 and expenditures planned for 1995, the Corporation is committed to continued investment in equipment that will improve product quality, reduce turnaround time and lower unit manufacturing costs. Both capital and operating costs associated with environmental issues (air quality and solid waste) have continued to increase. The Corporation recycles substantially all of its waste materials generated by the manufacturing process and emphasizes environmental safety in the workplace.

   Expenses

   Selling and administrative expenses as a percentage of sales were 12.7%, 12.7% and 13.0% in 1994, 1993 and 1992, respectively. Selling and administrative expenses increased $15.1 million (17.2%) in 1994 and $4.7 million (5.6%) in 1993. The 1994 increase includes $5.3 million of costs (35% of the increase) related to the two acquisitions. The remainder of the increase is due to costs required to support the sales increases generated from the Corporation's other operations. The 1993 expense increase generally reflects increases required to support the additional volume of sales produced in 1993.

   Earnings From Operations and Interest Expense

   Earnings from operations as a percent of sales were 10.3%, 10.5% and 9.9% in 1994, 1993 and 1992, respectively. Interest expense was $5.9 million, $5.3 million and $5.8 million in 1994, 1993 and 1992, respectively. During 1994, the Corporation's average debt levels increased due to the two acquisitions, the capital expenditure program and higher activity levels in general. This reversed a trend of generally declining debt levels over the prior several years. The increased debt levels, combined with a rising interest rate environment resulted in the increased interest expense in 1994. The interest expense reduction in 1993 compared to 1992 resulted from lower average borrowing levels and declining interest rates.

   Pretax earnings as a percent of sales were 9.7%, 9.9% and 9.2% in 1994, 1993 and 1992, respectively. Effective income tax rates were 40.0%, 40.3% and 39.0% in 1994, 1993 and 1992, respectively. The increase in the effective tax rate for 1993 over 1992 was a result of the federal tax rate increase, which was enacted during 1993 and reduced earnings per share approximately 4.5 cents.

   Liquidity and Capital Resources

   Selected
   Financial Data                       Dollars in thousands
                                        (except current ratio)

                                     1994          1993        1992

   Receivables                     $169,613      $125,004     $106,581
   Inventories                       67,797        52,447       42,623
   Notes payable                     56,001        20,800         -
   Accounts payable and
     accrued liabilities             82,668        64,074       61,333
   Working capital                  101,422       106,171      102,214
   Long-term debt                    67,834        45,603       52,491
   Shareholders' investment         331,587       292,428      258,237
   Long-term debt to total
     long-term debt and
     shareholders' investment          17.0%         13.5%        16.9%
   Current Ratio                       1.69          2.16         2.40


   During 1994, the Corporation issued $25,000,000 of 7.62% long-term debt. The proceeds were used to finance acquisitions. The Corporation also increased its net short-term borrowings by $35.2 million during 1994. The net proceeds from these borrowings were used for acquisitions and to finance increases in current assets resulting from higher activity levels, particularly during the fourth quarter. Management believes the Corporation's liquidity continues to be very strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditure program, as well as any investment opportunities that may arise.

   During 1992, the Corporation completed the sale of the majority of its video operation for consideration that included $12 million in cash, 100,000 convertible preferred shares of the buyer, a $2.5 million note and the assumption of selected liabilities by the buyer. During 1993, the preferred shares were converted into common shares of the buyer, which were then sold in a secondary public offering resulting in net proceeds to the Corporation of approximately $3.5 million. During the second quarter of 1994, the buyer completed the purchase of certain real estate it had been leasing from the Corporation since 1992, resulting in cash proceeds of $3 million to the Corporation.

   The Corporation's capital investment program reflects its commitment to maintain modern, efficient plants and to stay at the forefront of new printing and digital imaging technologies. Preliminary plans for 1995 are for capital commitments in the range of $60 to $70 million and approximately $90 million of cash requirements, including unpaid commitments from 1994.

   The Corporation generally raises short-term funds by selling commercial paper and issuing unsecured bank notes. Such borrowings are supported by commercial paper back-up lines of credit totaling $45 million and other committed bank lines of credit totaling $5.2 million. The Corporation also has available uncommitted short-term borrowing facilities under which it can borrow on an unsecured basis. Average outstanding short-term borrowings during 1994 and 1993 were $26.0 million and $7.4 million, respectively.

   [Page 22 of the Annual Report]

   Consolidated Balance Sheets
   December 31, 1994 (1994) and January 1, 1994(1993)

                                                Dollars in thousands
   ASSETS                                         1994          1993

   Current Assets:
     Cash and short-term investments,
       at cost which approximates market         $   370   $   8,230
     Receivables, less reserves of
       $3,984,000 and $2,943,000,
       respectively                              169,613     125,004
     Inventories                                  67,797      52,447
     Prepaid expenses                              2,584       4,511
     Deferred income taxes                         8,060       7,714
                                                --------    --------
                                                 248,424     197,906
   Plant and Equipment:
     Land                                          6,035       6,597
     Buildings                                    79,890      73,110
     Machinery and equipment                     437,810     350,650
                                                 -------     -------
                                                 523,735     430,357
     Less accumulated depreciation               230,073     197,469
                                                 -------     -------
     Plant and equipment, net                    293,662     232,888
   Other Assets                                   11,766       9,303
   Cost in Excess of Net Assets
      Of Businesses Acquired                      23,911      17,336
                                                --------    --------
                                               $ 577,763   $ 457,433
                                                ========    ========
   LIABILITIES AND SHAREHOLDERS'
    INVESTMENT
   Current Liabilities:
     Notes payable                             $  56,001   $  20,800
     Accounts payable                             44,960      27,364
     Accrued salaries and wages                   20,239      16,903
     Other accrued liabilities                    17,469      19,807
     Current maturities of long-term debt          8,333       6,861
                                                --------    --------
                                                 147,002      91,735
                                                --------    --------
   Non-current Liabilities:
     Long-term debt                               67,834      45,603
     Deferred income taxes                        19,218      18,257
     Other non-current liabilities                12,122       9,410
                                                --------    --------
                                                  99,174      73,270
                                                --------    --------
   Shareholders' Investment:
     Common stock -
       $.10 par value, authorized 75,000,000
        shares; 20,126,026 and 19,996,532
        shares issued outstanding in 1994 and
        1993, respectively                         2,013       2,000
     Amount in excess of par value of stock       56,780      54,436
     Retained earnings                           272,794     235,992
                                                --------    --------
                                                 331,587     292,428
                                                --------    --------
                                                $577,763   $ 457,433
                                                ========    ========

   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

   [Page 23 of the Annual Report]

   Consolidated Statements of Earnings
   For the Periods Ended December 31, 1994 (1994), January 1, 1994 (1993) and January 2, 1993 (1992)

                                     Dollars in thousands
                                     (except earnings per share)
                                     1994      1993      1992

   Net sales                       $811,330  $691,244  $637,416
   Cost of goods sold               625,049   530,746   491,086
                                    -------   -------   -------
     Gross Earnings                 186,281   160,498   146,330
   Selling and administrative
    expenses                        102,923    87,812    83,133
                                   --------  --------  --------
     Earnings from Operations        83,358    72,686    63,197
   Interest expense                  (5,902)   (5,346)   (5,786)
   Other income, net                  1,272     1,352     1,051
                                   --------  --------  --------
     Earnings Before Income
       Taxes                         78,728    68,692    58,462
   Provision for income taxes        31,500    27,700    22,800
                                   --------  --------  --------
     Net Earnings                 $  47,228 $  40,992 $  35,662
                                   ========  ========  ========
     Net Earnings per
       Share of Common Stock      $    2.33  $   2.03   $  1.79
                                   ========  ========  ========


   The accompanying notes to consolidated financial statements are an integral part of these statements.

   [Page 24 of the Annual Report]

   Consolidated Statements of Cash Flows
   For the Periods Ended December 31, 1994 (1994), January 1, 1994(1993) and January 2, 1993 (1992)

                                                 Dollars in thousands
                                               1994      1993     1992

   CASH FLOW FROM OPERATING ACTIVITIES
   Net earnings                            $  47,228  $ 40,992   $ 35,662
   Adjustments to reconcile net
    earnings to net cash provided by
    operating activities
       Depreciation and amortization          41,502    33,701     30,839
       Deferred income taxes                     459       479     (1,083)
       Change in assets and liabilities,
        net of effects of acquisitions:
          Increase in receivables            (32,942)  (18,423)   (10,642)
          Increase in inventories            (12,759)   (9,824)    (4,563)
          Decrease (increase) in other
            current assets                     2,166      (267)     1,666
          Increase in accounts payable
             and accrued liabilities          11,048     4,710      3,491
          Decrease (increase) in other
             non-current assets                1,715     1,017       (802)
          Other, net                           2,830     1,386       (332)
                                             -------   -------    -------
   Cash provided by operating activities      61,247    51,737     54,236
                                             -------   -------    -------
   CASH FLOW FROM INVESTING
    ACTIVITIES
   Capital expenditures                      (87,048)  (62,960)   (33,006)
   Proceeds from sale of plant
    and equipment                                205       414        859
   Cash used for acquisitions                (29,831)      -          -
   Proceeds from sale of video business
    assets                                     3,000     3,500     12,000
                                             -------   -------   --------
   Cash used for investing activities       (113,674)  (59,046)   (20,147)
                                            --------   -------   --------
   CASH FLOW FROM FINANCING ACTIVITIES
   Notes payable proceeds (payments), net     35,201    20,800     (9,985)
   Proceeds from issuance of long-term
    debt                                      25,000      -           -
   Payments on long-term debt                 (7,565)  (11,765)   (11,175)
   Proceeds and tax benefit from
    exercise of stock options                  2,357     2,506      3,634
   Dividends paid                            (10,426)   (9,303)    (8,026)
   Fractional shares and rights
    redeemed                                    -           (4)       -
                                            --------  --------    -------
   Cash provided by (used for) financing
      activities                              44,567     2,234    (25,552)
                                            --------  --------    -------
   Net (decrease) increase in cash            (7,860)   (5,075)     8,537
   Cash and short-term investments at
      beginning of year                        8,230    13,305      4,768
                                            --------  --------   --------
   Cash and short-term investments at
      end of year                            $   370   $ 8,230   $ 13,305
                                            ========  ========   ========
   Cash payments for:
      Interest, net of amount capitalized    $ 5,788  $  5,471   $  5,925
      Income taxes                            32,250    23,789     24,224


   The accompanying notes to consolidated financial statements are an integral part of these statements.

   [Page 25 of the Annual Report]

   Consolidated Statements of Shareholders' Investment
   For the Periods Ended December 31, 1994(1994), January 1, 1994 (1993)
   and January 2, 1993 (1992)

                                            Dollars in thousands

                                            Common Stock       Amount in
                                         Shares        Par     Excess of     Retained
                                       Outstanding    Value    Par Value     Earnings
   Balance, December 28, 1991          13,087,569      $1,309    $48,329    $177,329
     Stock options exercised              152,458          15      3,619
     Net earnings for the period                                              35,662
     Cash dividends($.41 per share)                                           (8,026)
                                       ----------    --------     ------    --------
   Balance, January 2, 1993            13,240,027       1,324     51,948     204,965
     Stock Options exercised              136,635          14      2,492
     Three-for-two stock split
        effected in the form of
        a 50% stock dividend            6,619,870         662         (4)       (662)
     Net earnings for the period                                              40,992
     Cash dividends ($.47 per share)                                          (9,303)
                                        ---------   ---------  ---------    --------
    Balance, January 1, 1994           19,996,532       2,000     54,436     235,992
     Stock options exercised              129,494          13      2,344
     Net earnings for the period                                              47,228
     Cash dividends($.52 per
       share)                                                                (10,426)
                                       ----------   ---------   --------   ---------
   Balance December 31, 1994           20,126,026     $ 2,013    $56,780    $272,794
                                       ==========   =========   ========   =========

   There are 300,000 shares of $10 par value preferred stock authorized, none of which are issued.

   The accompanying notes to consolidated financial statements are an integral part of these statements.

   [Pages 26 to 32 of the Annual Report]

   Notes to Consolidated Financial Statements
   For the Periods Ended December 31, 1994(1994), January 1, 1994 (1993) and January 2, 1993 (1992)

   (1)  STATEMENT OF ACCOUNTING POLICIES
   Significant accounting policies followed by the Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

   Business - The Corporation operates in a single business segment - printing services. Customers, which consist primarily of publishers located throughout the United States, are granted credit on an unsecured basis. No one customer accounted for more than 10% of consolidated sales during 1994, 1993 or 1992.

   Year-end - The Corporation's operating year ends on the Saturday closest to December 31. The years 1994 and 1993 ended December 31, 1994 and January 1, 1994, respectively, and comprised 52 weeks each. Operating year 1992 ended on January 2, 1993, and comprised 53 weeks.

   Principles of Consolidation - The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Earnings Per Share of Common Stock - Net earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares related to the assumed exercise of stock options. Average common and common equivalent shares for computation of earnings per share were 20,243,893, 20,146,378 and 19,939,436 in 1994, 1993 and 1992, respectively.

   Recognition of Sales - In accordance with trade practices of the printing industry, sales are recorded by the Corporation primarily upon completion of manufacturing. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

   Capitalized Interest - The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $7,588,000 in 1994, $6,547,000 in 1993 and $6,473,000 in 1992 of which $1,686,000,
   $1,201,000 and $687,000 was capitalized in 1994, 1993 and 1992, respectively.

   Cash and Short-term Investments - Short-term investments, with initial maturities of generally less than 90 days, are considered cash equivalents for purposes of the accompanying consolidated statements of cash flows.

   Inventories - Approximately 49% and 46% of total inventories in 1994 and 1993, respectively, and the majority of the Corporation's inventories used in its printing operations, are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

   Inventories include material, labor and manufacturing overhead. Inventory amounts at year-end are as follows:

                                           Dollars in thousands
                                           1994                1993

   Raw materials and supplies             $37,106            $25,502
   Work-in-process and finished goods      35,531             30,941
                                          -------            -------
   FIFO value (current cost)
     of all inventories                    72,637             56,443
   Excess of current cost over
     carrying value of
     LIFO inventories                      (4,840)            (3,996)
                                          -------             ------
   Net inventories                       $ 67,797            $52,447
                                          =======             ======

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

   Income Taxes - Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   Cost in Excess of Net Assets of Businesses Acquired - Cost in of excess of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods not exceeding 40 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization goodwill was $3,807,000 and $3,212,000 as of December 31, 1994 and January 1, 1994,
   respectively.

   Derivative Financial Instruments - The Corporation occasionally utilized interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1994, 1993 and 1992.

   (2) ACQUISITIONS AND DIVESTITURES

   Acquisition of Danbury Printing & Litho, Inc.

   In March, 1994, the Corporation purchased substantially all of the assets of Danbury Printing & Litho, Inc. ("Danbury"). The purchase price of $16.3 million in cash plus the assumption of selected liabilities was initially estimated to be equal to the fair value of the assets acquired. Danbury reported sales of approximately $35 million in 1993. This acquisition was accounted for as a purchase and, accordingly, the accompanying financial statements include Danbury's results beginning with the acquisition date.

   Acquisition of United Graphics Inc.

   In August, 1994, the Corporation completed its acquisition of the outstanding shares of United Graphics Inc. ("UGI") for approximately $9.5 million in cash and a $1.5 million note. The purchase price plus the liabilities assumed exceeded the fair value of the tangible and identified intangible assets purchased by an initial estimate of $7.2 million. The Corporation also paid $4 million to former shareholders of UGI in exchange
   for covenants not to compete.   UGI reported sales for its most recent
   fiscal year of approximately $28 million. This acquisition was accounted for as a purchase and accordingly the accompanying financial statements include UGI's results beginning with the acquisition date.

   Disposition Of Video Operations

   During 1992, the Corporation completed the sale of the majority of its discontinued video operations for consideration including $12,000,000 cash, 100,000 convertible preferred shares of the buyer, a $2,500,000 note and the assumption of selected liabilities by the buyer. The video operations remaining after the sale were not material. During 1993, the preferred shares were converted into common shares of the buyer which were then sold in a secondary public offering resulting in net proceeds to the Corporation of approximately $3,500,000. During the second quarter of 1994, the buyer completed the purchase of certain real estate it had been leasing from the Corporation since 1992, resulting in cash proceeds of $3 million to the Corporation.

   (3)  CAPITAL STOCK

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

   The Corporation has been authorized by the Board of Directors to purchase up to 1,000,000 shares of outstanding common stock in the open market. As of December 31, 1994, no shares of the Corporation's stock had been repurchased under this program.

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

   (4) NOTES PAYABLE

   The Corporation generally obtains short-term financing through the issuance of commercial paper and unsecured notes to banks. At December 31, 1994, the Corporation had outstanding commercial paper and unsecured notes aggregating $44,351,000 and $11,650,000, respectively. At January 1, 1994, all of the Corporation's $20,800,000 of outstanding notes payable consisted of commercial paper. The weighted-average interest rates on borrowings outstanding at December 31, 1994 and January 1, 1994 were 6.19% and 3.43%, respectively. The average outstanding borrowings during 1994 and 1993 were $26.0 million and $7.4 million, respectively. The weighted-average interest rates on such borrowings during 1994 and 1993 were 4.89% and 3.32%, respectively.

   At December 31, 1994, the Corporation had lines of credit available totaling $ 5,200,000, none of which were in use. Compensating balances approximating 2% are required to support these lines. Compensating balances are not legally restricted as to withdrawal. In addition, the Corporation has established lines of credit aggregating $45,000,000 which support commercial paper borrowings.

   (5) LONG-TERM DEBT
   Long-term debt, including amounts payable within one year, consists of the following:


                                                 Dollars in thousands
                                                      1994       1993
   7.62% Promissory Note payable in semi-annual
     installments of $1,190,000 from 1999
     through 2009, interest payable quarterly       $25,000  $   -

   9.53% Promissory Note payable in annual
     installments of $1,818,000 from 1995 through
     2005, interest payable semi-annually            20,000    20,000

   10.11% Promissory Note payable in annual
     installments of $2,000,000 in 1995,
     $2,500,000 from 1996 through 1998 and
     $1,500,000 in 1999, interest payable
     quarterly                                       11,000    13,000

   8.58% Promissory Notes payable in annual
     installments of $2,137,000 in 1995 and
     $2,175,000 in 1996, interest payable quarterly   4,312     6,450

   Notes Payable and Capital Lease Obligations,
     generally fixed rates of interest,
     6.5% to 10.0% due in installments
     through 2001                                     6,205     3,074

   Industrial Revenue Bonds:
     Floating rates of interest, approximating
       80% of the prime rate, due in installments
       through 2015                                   7,050     7,200
     Fixed rate of interest at 5.8% to 7.5%
       due in installments through 2002               2,600     2,740
                                                    -------   -------
                                                     76,167    52,464
   Less current maturities                            8,333     6,861
                                                    -------   -------
   Long-term debt                                  $ 67,834   $45,603
                                                    =======   =======

   Maturities of long-term debt during the next five years are: 1995, $8,333,000; 1996, $7,853,000; 1997, $5,518,000; 1998, $5,987,000; and
   1999, $7,808,000. Industrial Revenue Bonds aggregating $2,950,000 are secured by certain real estate and equipment.

   The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Additional funded debt of up to 50% of the sum of consolidated net worth and consolidated funded debt may be incurred without prior consent of the noteholders.

   The Corporation may incur short-term debt of up to 25% of consolidated net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens.

   One of the Promissory Note agreements contains covenants which restrict the payment of dividends. As of December 31, 1994, $73,629,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

   Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturities, the fair value of long-term debt as of December 31, 1994 including accrued interest of $1,605,000 and current maturities, was $76,907,000.

   (6)  OPERATING LEASES

   The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $5,261,000, $3,199,000 and $3,093,000 in 1994, 1993 and 1992, respectively. Minimum rental commitments for the years 1995 through 1999 aggregate $4,545,000, $4,275,000, $3,824,000, $3,802,000 and $3,306,000; respectively, and
   $13,008,000 thereafter.

   (7) STOCK AND INCENTIVE PROGRAMS FOR MANAGEMENT EMPLOYEES

   The Corporation has a Management Incentive Award Plan which provides for the payment of cash awards or bonuses to officers and other key employees with respect to any year in which the Corporation and its operating units achieve specified objectives. Awards under the plan were $ 2,770,000 in 1994, $2,710,000 in 1993 and $2,280,000 in 1992.

   In January 1991, the Corporation's Compensation Committee approved a Long-term Incentive Plan which provides for payment of cash awards to key officers and executives of the Corporation upon achievement of specified objectives over three-year performance periods. Awards under the plan were $530,000 for the 1991 to 1993 performance period and $ 609,000 for the 1992 to 1994 performance period.

   At December 31, 1994, the Corporation had options outstanding or available for grant under several stock option plans - the 1991 Stock Option Plan, the 1987 Incentive Stock Option Plan (1987 ISO Plan) and the 1987 Nonstatutory Stock Option Plan (1987 NSO Plan). Options may no longer be granted under the 1987 plans. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of grant. None of the options may be exercised more than five years after the date of grant.

   The 1987 ISO Plan provides for a $100,000 annual exercise limitation and the 1987 NSO Plan permits participants to use option shares for the purpose of offsetting income tax liability incurred upon the exercise of nonstatutory stock options. No options were granted under the 1987 ISO Plan. The terms of the 1991 Plan allow for grants of either Incentive Stock Options or Nonstatutory Stock Options and are similar to the separate 1987 Plans. The 1991 Plan includes provisions which authorize options to be granted to non-employee Directors and which authorize option grants to contain "re-load" provisions entitling an employee to a further option in the event the employee exercises an option by surrendering previously acquired shares of the Corporation's common stock. At
   December 31, 1994, no options containing re-load provisions have been granted.

   The following table summarizes activity under the stock plans:

                                 Outstanding
                                    Options          Price Range


December 28, 1991                  1,025,361       $11 3/8 - $20 1/8
     Granted                         306,300        22 1/2 -  24 7/8
     Exercised                      (296,506)       11 3/8 -  20 1/8
     Canceled or expired             (26,700)       14 1/2 -  17
                                   ---------       ------------------
January 2, 1993                    1,008,455        14 1/2 -  24 7/8
     Granted                         223,250        27 3/8 -  35 1/8
     Exercised                      (179,347)       14 1/2 -  24 7/8
     Canceled or expired              (3,038)       14 1/2 -  17
                                   ---------       -----------------
January 1, 1994                    1,049,320        14 1/2 -  35 1/8
     Granted                         281,300        31     -  36 1/2
     Exercised                      (186,887)       14 1/2 -  32 7/8
     Canceled or expired             (29,413)       17      - 35 1/8
                                   ---------       -----------------
   December 31, 1994               1,114,320       $14 1/2 - $36 1/4
                                   =========       =================


   Of the options outstanding at December 31 ,1994, $549,924 were exercisable at prices ranging from $14 1/2 to $36 1/4. The balance of the options become exercisable at various times through 1997 at prices ranging from $22 1/2 to $36 1/4. At December 31, 1994, 262,118 shares of the
   Corporation's common stock were reserved for future option grants.

   During 1994, 1993 and 1992; 29,153, 31,241 and  53,157  shares, respectively, were submitted to the Corporation in partial payment for stock option exercises. These shares were canceled by the Corporation.

   (8) EMPLOYEE BENEFIT PLANS

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

   Total pension expense, including multiemployer and union sponsored plans for 1994, 1993 and 1992 was $5,204,000, $4,370,000 and $3,868,000
   respectively. Net periodic pension cost for the Corporation-sponsored qualified and supplemental plans was as follows:

                                                         Dollars in thousands
                                                 Qualified Plans       Supplemental Plan
                                            1994     1993    1992      1994    1993    1992
   Service cost-benefits
      earned during the year               $3,039   $2,598   $2,284    $200    $119    $106
   Interest cost on projected
      benefit obligation                    4,022    3,669    3,320     249     184     169
   Actual return on plan assets,
     net of unrecognized
     (losses) gains of ($4,564,000),
     $2,671,000 and $409,000 in 1994,
     1993 and 1992, respectively           (3,773)  (3,415)  (3,100)     -       -       -
   Net amortization                          (427)    (427)    (427)    107      54      53
                                          -------  -------  -------    ----   -----   -----
   Net pension expense                     $2,861   $2,425   $2,077    $556    $357    $328
                                          =======   ======  =======    ====   =====   =====

   Significant assumptions used in determining net pension expense for the Corporation's plans are as follows:


                                      Qualified Plans             Supplemental Plan
                                  1994      1993    1992      1994    1993      1992
   Discount rate                   7.5%     8.0%     8.0%      7.5%    8.0%     8.0%
   Expected rate of increase
     in compensation               5.0      5.0      5.0       5.0     5.0      5.0
   Expected long-term rate
     of return on plan assets      8.5      8.5      8.5        -      -        -

   All of the Corporation's plans, except the Supplemental Plan, have assets in excess of the accumulated benefit obligation. Plan assets include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using assumed discount rates of 8.5% and 7.5% for 1994 and 1993, respectively:

                                           Dollars in thousands
                                     Qualified Plans   Supplemental Plan
                                    1994      1993     1994       1993

   Projected benefit obligation:
     Vested benefits             $ 38,565  $ 40,027   $ 2,505   $  2,066
     Non-vested benefits            4,119     4,596         2        193
                                  -------   -------   -------    -------
     Accumulated benefit
       obligation                  42,684    44,623     2,507      2,259
     Effect of projected
       future compensation
       levels                       8,910    10,173       842        347
                                  -------   -------   -------    -------
                                   51,594    54,796     3,349      2,606
   Plan assets at fair value      (56,254)  (56,943)     -           -
                                  -------   -------   -------    -------
   Plan assets less than
    (in excess of) projected
    benefit obligation             (4,660)   (2,147)   (3,349)    (2,606)
   Unrecognized net gain (loss)     5,054     1,744      (982)      (632)
   Adjustment required to
    recognize minimum
    liability                         -        -          302        473
   Unrecognized net asset
     (obligation) being
     amortized over 16
     years                          3,099     3,526      (162)      (188)
                                  -------  --------   -------    -------
   Accrued pension cost          $  3,493  $  3,123  $  2,507   $  2,259
                                  =======  ========   =======    =======

   Approximately 49% of the Corporation's non-salaried employees are covered by multiemployer union sponsored, collectively bargained defined benefit pension plans. Pension expense includes $1,787,000, $1,588,000 and $1,463,000 in 1994, 1993 and 1992 respectively, attributable to the multiemployer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

   Postretirement Health Care Costs - The Corporation and its subsidiaries provide non-contractual limited health care benefits for certain retired employees. Through 1992 the cost of retiree health care benefits was recognized as expense when claims were paid. Effective in 1993, the Corporation established a new postretirement health care program which covers most of its non-union employees. The new program provides for defined initial contributions by the Corporation toward the cost of postretirement health care coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year.

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

   The following table sets forth the plan's status at December 31,1994:


                                              Dollars in thousands
                                                  1994       1993
     Accumulated postretirement
       benefit obligation:
      Retirees                                   $2,477     $2,115
      Other active plan participants              3,001      3,452
      Fully eligible active plan
       participants                                 439        586
                                                -------    -------
                                                  5,917      6,153
     Unrecognized transition obligation          (4,582)    (4,837)
     Unrecognized net gain (loss)                   563       (415)
                                                -------    -------
     Accrued postretirement benefit cost       $  1,898    $   901
                                                =======    =======

   The net periodic postretirement benefit cost for 1994 and 1993 included the following components:


                                              Dollars in thousands
                                                   1994       1993
     Service cost - benefits attributed
       to service during the year               $   468   $    385

     Interest cost on accumulated
       postretirement benefit obligation            456        400
     Amortization of transition obligation          254        254
                                                -------    -------
     Net periodic postretirement
       benefit cost                             $ 1,178    $ 1,039
                                                =======    =======

   The amount charged to expense under the previous method of accounting for postretirement health care was $243,000 in 1992.

   The discount rate used in determining the accumulated postretirement benefit obligation was 8.5% and 7.5% at December 31, 1994 and January 1, 1994, respectively. Due to the terms of the Corporation's postretirement health care program, assumed health care cost rate trends do not affect the Corporation's costs.

   Other Benefits - The Corporation has established an Incentive Savings Plan
   (401K) for substantially all of its non-bargained employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1994, 1993 and 1992 were $1,467,000, $1,311,000 and
   $1,116,000 respectively.

   (9) CONTINGENCIES

   The Corporation is involved in various claims, including those related to environmental matters, and lawsuits arising in the normal course of business. In the opinion of management, the ultimate liability, if any, for these claims and lawsuits beyond any reserves already provided, will not have a material adverse effect on the consolidated statements of earnings of the Corporation.

   (10) INCOME TAXES

   The provision for federal and state income taxes consists of the following:

                                          Dollars in thousands
                                        1994       1993        1992

   Current
     Federal                          $24,603    $21,313     $18,405
     State                              5,066      4,720       4,590
                                       ------     ------      ------
                                       29,669     26,033      22,995
   Tax impact of option exercises       1,372      1,188         888
   Deferred                               459        479      (1,083)
                                       ------     ------     -------
   Provision for income taxes         $31,500    $27,700     $22,800
                                       ======     ======     =======

   Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                         Dollars in thousands
                                         1994       1993     1992

   Statutory federal tax rate            35.0%      35.0%    34.0%
   State and local income taxes,
     less applicable federal tax
     benefit                              4.4        4.5      5.2
   Adjustment to deferred taxes
     resulting from federal tax
     rate increase                        -           .3      -

   Other, Net                              .6         .5      (.2)
   Effective income tax rate             40.0%      40.3%    39.0%


   The components of the net deferred tax liability as of December 31, 1994 and January 1, 1994 were as follows:

                                           Dollars in thousands
                                              1994        1993
     Deferred tax liabilities:
     Accelerated depreciation and
       capitalized interest                  $25,583  $   23,140
     Other                                     1,711       1,055
                                             -------    --------
     Total deferred tax liabilities           27,294      24,195
                                             -------    --------
     Deferred tax assets:
     Accrued liabilities                      (9,024)     (7,592)
     Accrued pension cost                     (2,424)     (2,048)
     Deferred compensation                    (2,038)     (1,831)
     Reserve for uncollectible accounts       (1,766)     (1,237)
     Other                                      (884)       (944)
                                             -------   ---------
     Total deferred tax assets               (16,136)    (13,652)
                                             -------   ---------
     Net deferred tax liability            $  11,158  $   10,543
                                             =======   =========

   The net deferred tax liability is classified in the December 31, 1994 and January 1, 1994 balance sheets as follows:


                                            Dollars in thousands
                                               1994       1993

   Non-current deferred income taxes         $19,218   $  18,257
   Current deferred income taxes              (8,060)     (7,714)
                                             -------    --------
   Net deferred tax liability              $  11,158  $   10,543
                                             =======    ========

   [Page 33 of the Annual Report]

   Report of Independent Public Accountants

   TO THE SHAREHOLDERS OF BANTA CORPORATION:

   We have audited the accompanying consolidated balance sheets of BANTA CORPORATION (a Wisconsin corporation) and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year priod ended December 31, 1994, in conformity with generally accepted accounting principles.


                                            Arthur Andersen LLP

   Milwaukee, Wisconsin,
   January 30, 1995.


   Responsibility for Financial Statements


   The Consolidated Financial Statements and other financial references appearing in this Annual Report were prepared by management in conformity with generally accepted accounting principles appropriate for the circumstances. Where acceptable alternative accounting principles exist, as described in Note 1 of the Notes to the Consolidated Financial Statements, management uses its best judgment in selecting those principles that reflect fairly the financial position and results of operations of the Corporation. The accounting records and systems of internal control are designed to reflect the transactions of the Corporation in accordance with established policies and procedures. Financial and operational reviews are undertaken by management to provide assurance that the books and records properly reflect transactions authorized by the Corporation.

   The Consolidated Financial Statements appearing in this Annual Report have been audited by Arthur Andersen LLP. Their audits were made in accordance with generally accepted auditing standards and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

   The Audit Committee of the Board of Directors, comprised of directors who are not officers or employees, reviews the financial and accounting reports of the Corporation, including a review and discussion of the principles and procedures used by management in preparation of the financial statements. The independent auditors have full and free access to the Audit Committee and meet with it to review the results of the audit engagement, the preparation of the Annual Report and to discuss auditing and financial reporting matters.

   [Page 34 of the Annual Report]

   Unaudited Quarterly Financial Information
   The following table presents financial information by quarter for the years 1994 and 1993.

                                    Dollars in thousands (except per share data)
                         Quarter Ended      Quarter Ended        Quarter Ended       Quarter Ended
                             March              June               September           December
                       1994      1993      1994      1993       1994       1993     1994       1993
   Net sales         $187,464  $162,027  $185,831  $165,928  $207,735  $184,379   $230,300  $178,910
   Gross earnings      41,064    36,207    46,066    40,567    47,595    42,650     51,536    41,074
   Net earnings         9,565     8,272    11,957    10,478    13,310    11,564     12,396    10,678
   Net earnings per
    share of common
    stock                 .47       .41       .59       .52       .66       .57        .61       .53

   Dividend Record and Market Prices


                                  Per Share of Common Stock

                        First     Second     Third     Fourth    Entire
                       Quarter    Quarter   Quarter    Quarter    Year

   1994 dividends
    paid              $   .13    $    .13   $   .13    $   .13   $    .52
   Price range:
     High             $ 38 1/2   $ 36 1/2   $    35    $    34   $ 38 1/2
     Low                33 1/4     31 3/4    31 1/4         27         27

   1993 dividends
    paid              $    .11   $    .12   $   .12    $   .12   $    .47
   Price range:
     High             $ 31 3/8   $ 32 1/4   $    34    $    37  $     37
     Low                26 5/8     26 5/8    29 1/4     31 1/2    26 5/8


   Banta Corporation is included in the NASDAQ National Market List and the symbol is BNTA. The stock prices listed above are the high and low trades.