Form 10-K, Exhibit 13
period 1995-12-30
BANTA CORP
filed 1996-03-27
CIK 9801

[Page 20 of the Annual Report]

   Five-Year Summary of Selected Financial Data
   Not Covered by Report of Independant Public Accountants

                                           Dollars in thousands (except per share data)

                                              1995        1994          1993         1992        1991
   Summary of Earnings (1)
   Net sales                              $1,022,650    $811,330      $691,244     $637,416    $565,473
   Net earnings from continuing
      operations                              53,550      47,228        40,992       35,662      28,219
   Net earnings                               53,550      47,228        40,992       35,662      20,619
   Net earnings per common share
     from continuing operations (2)             1.75        1.56          1.36         1.19         .96
   Net earnings per common share (2)            1.75        1.56          1.36         1.19         .70
   Dividends paid per common share (2)           .37         .35           .31          .27         .25

   Financial Summary
   Working capital                           187,956     101,422       106,171      102,214      98,323
   Net plant and equipment                   313,718     293,662       232,888      205,246     200,938
   Total assets                              678,809     577,763       457,433      410,182     397,464
   Long-term debt                            134,953      67,834        45,603       52,491      64,061
   Interest expense                            9,891       5,902         5,346        5,786       5,398
   Shareholders' investment                  387,112     331,587       292,428      258,237     226,967
   Book value per share of
     common stock (2) (3)                      12.55       10.98          9.75         8.67        7.71

   (1)  All years comprised 52 weeks except 1992 which comprised 53 weeks.

   (2)  Per share amounts have been adjusted for the three-for-two stock splits distributed in  March 1996 and April 1993.

   (3)  Book values per share for common stock are based on shares outstanding at year-end, as adjusted for stock splits.


                   [Pages 21 through 23 of the Annual Report]

   Management's Discussion and Analysis of Financial Position and Operations

   Operational Highlights

        Banta Corporation achieved record sales and earnings in 1995, including a sales milestone by recording revenue of more than one billion dollars for the first time. The strong sales gain of $211 million, an increase of 26% from 1994 levels, to $1.023 billion was aided by:

   - The October 1995 acquisition of B.G. Turnkey Services Limited, a company serving the computer software and hardware industry primarily in Europe, representing about one-quarter of the 1995 sales gain.

   - Historical and significant increases in paper prices during 1995, representing approximately one-half of the sales increase.

   -    Continued market penetration for most of our operating units.

   -    Utilization of the new press capacity installed during 1994 and 1995.

         Along with record sales were record profits. Net earnings of $53.5 million represented an increase of 13.4% over 1994's record of $47.2 million. Earnings per share increased 12.2% to $1.75 per share.

         During 1995, Banta advanced its goal of increasing the proportion of its revenue from non-traditional print related activity. The acquisition of B.G. Turnkey Services significantly increases Banta's assembly, fulfillment and distribution services revenue. At the same time the acquisition of these European operations increases Banta's global scope, also a primary goal. Two smaller acquisitions improved Banta's ability to provide online services via the Internet's World Wide Web and expanded its coverage of the single-use health care products market.

         Acquisitions have been and are expected to continue to play a strategic and significant part in Banta's growth strategies. Management currently expects acquisitions to provide about one-third of Banta's future revenue gains. Banta's acquisitions reinforce its commitment to provide growth opportunities for its business units. Banta's 1994 acquisitions, which accounted for 40% of that year's sales gain, were both traditional print companies.

         Significant increases in paper prices occurred during the fourth quarter of 1994 and throughout 1995. Paper prices averaged more than one-third higher in 1995 than in 1994. As is customary in the graphic arts industry, sales prices to Banta's customers were increased to reflect the higher paper costs. Most paper grades were on allocation during 1995, however the solid relationships Banta maintains with major paper suppliers allowed Banta to meet customer needs and accomodate the Corporation's added production capacity. Due to the substantial increase in delivery times, Banta's paper inventories increased by approximately one-third during late 1994 and early 1995. These quantities were aggressively reduced to more traditional levels at 1995 year-end. During the fourth quarter of 1995 paper prices stabilized somewhat, and it is anticipated that allocation restrictions may be reduced or eliminated in 1996 due to the softening demand for paper.

         During 1995, pricing remained competitive within the graphic arts industry as customers were burdened by the significant paper price increases, as well as postage rate increases, and they continued to look for ways to reduce costs. Unit value-added sales prices continue to trend lower, reflecting the competitive markets. Banta has, however, generally been able to accommodate the lower pricing and still maintain its historic margin levels for these services primarily due to productivity improvements. Banta has aggressively invested in modern, technologically advanced equipment which has led to productivity gains. Banta also achieved gains through its Continuous Improvement programs and the efforts of its conscientious, dedicated employees in providing superior responses to customers' needs.

         Banta's earnings from operations as a percentage of sales dropped from 10.3% in 1994 to 9.6% in 1995. This reduction was primarily due to the higher paper prices, which generate lower margins, and the increased proportion of sales from assembly, packaging and distribution services, which contain a higher material content and therefore lower margins. These project management activities, however, require less capital investment and therefore are expected to provide greater return on investment than traditional print activities.

         Banta continues to investigate and invest in alternative methods of providing services that are expected to assist customers in distributing their information in a broad spectrum of media, including traditional print, digital print, CD-ROM and online. Banta also continues to make strategically important investments in digital technologies, remaining at the forefront of the graphic arts industry.

   Net Sales

         The Corporation classifies its sales as follows: commercial (catalogs, direct marketing materials and single-use products); books (educational, general, trade, data manuals and project management services); magazines; and other (point-of-purchase, security products and digital imaging services). Net sales for the market classifications, as a percent of consolidated net sales, were as follows:

                            1995      1994      1993

   Commercial                47%       46%       44%
   Books                     34        32        34
   Magazines                 11        12        12
   Other                      8        10        10
                            ---       ---       ---
                            100%      100%      100%
                            ===       ===       ===
         Percentage increases (decreases) in sales by market classification for 1995 compared with 1994 were as follows: commercial - 29%; books - 34%; magazines - 18%; and other - (4)%.

         Acquisitions completed during 1994 and 1995 represented approximately 26% of the sales increase in the commercial market classification. Paper price increases represented approximately 50% of the commercial market sales increase. High utilization of the Corporation's first new-generation, 48-page press, which was installed during the third quarter of 1994, also contributed to the sales increase. The units which comprise the Banta Direct Marketing Group experienced higher levels of utilization in 1995 than they did in 1994, which also contributed to the sales increase.

         Book market sales increased in all categories. The acquisition of B.G. Turnkey Services represented over 60% of the sales increase in this market classification for 1995, which resulted in a large increase in project management services sales. Paper price increases represented approximately 30% of this market's sales increase. The remainder of the sales gain came primarily from educational and trade books. Demand for printed software documentation softened as digital documentation delivery gained wider acceptance, a trend expected to continue.

         During 1995, Banta continued to gain new titles and market share in special-interest magazines. The 1995 sales increase resulted from increased market penetration, higher paper prices and increased spending for magazine advertising pages. The two plants serving this market each added an eight-unit press during the second half of 1995, which provided the capacity necessary to service the sales increase.

         The sales decrease in the "other" classification resulted from lower utilization in each of the plants included in the classification. Activity levels at the Banta Digital Group facilities were impacted by the absence of 1994's large volume of packaging work that resulted from the new government labeling requirements. Sales volume was also affected by the conversion of more projects from manual to electronic processes, which reduced sales prices per unit.

         Sales for 1994 increased 17% over 1993. All of the Corporation's market classifications registered sales increases for 1994; commercial - 22%; books - 10%; magazines - 14%; and other - 16%.

         The acquisition of Danbury Printing & Litho in 1994 accounted for 50% of the increase in the commercial market. Also contributing to the increase were the production of several biennial business-to-business catalog projects, press additions at three plants, and high levels of production activity late in the year due to customers' desire to mail product prior to the January 1, 1995, postage rate increase. The increase in book market sales resulted from the acquisition of United Graphics during the third quarter of 1994 and the increased sale of software documentation and project management services, which were facilitated by new fulfillment capabilities and capacity additions. The Corporation's special-interest magazine facilities increased sales as a result of greater market penetration and increased advertising pages. The increase in the "other" classification resulted from higher prepress service sales, which benefited from the government labeling requirements and new service offerings.

   Cost of Goods Sold

         In 1995, cost of goods sold as a percent of sales was 78.9% compared with 77.0% in 1994 and 76.8% in 1993. This overall margin decline in 1995 resulted from several factors. Since the sale of paper generally has lower margins than manufacturing sales, the increase in paper sales reduced average margins. Also contributing to the margin decline was the inclusion of B.G. Turnkey Services in the fourth quarter. Its project management services generally provide lower margins than Banta's traditional print businesses because material content for these services represents a significantly greater proportion of the total sales. The Corporation's use of the LIFO inventory valuation method resulted in LIFO adjustments, which increased (reduced) cost of goods sold by $4,014,000, $844,000 and ($272,000) in 1995, 1994 and 1993, respectively. The change in LIFO valuation adjustment between 1995 and 1994, which is primarily due to the significant paper price increases, represents about one-third of the cost of goods sold percentage increase. Offsetting a portion of the increase in the cost of goods sold percentage were increased margins for the direct marketing materials operations of the commercial market due to increased plant utilization. Depreciation expense increased $9.2 million in 1995 compared to 1994 as a result of the $64 million in capital expenditures in 1995 and the acquisitions completed in 1994 and 1995. In 1994, depreciation increased $7.7 million compared to 1993. The increase in the cost of sales percentage for 1994 compared to 1993 was primarily the result of the increased LIFO valuation adjustments, as well as the cost of new capacity added in 1994 and lower margins associated with operations acquired in 1994.

   Expenses

         Selling and administrative expenses as a percentage of sales were 11.5%, 12.7% and 12.7% in 1995, 1994 and 1993, respectively. Selling and administrative expenses increased $15.1 million (14.7%) in 1995 and $15.1 million (17.2%) in 1994. The 1995 increase includes $7.9 million of costs (52% of the increase) related to the 1995 and 1994 acquisitions.

         The remainder of the increase is due to costs required to support the sales increases generated from the Corporation's other operations, including sales commissions on the large revenue gains. Of the 1994 expense increase, $5.3 million (35%) was due to acquisitions, with the remainder being costs necessary to support the additional 1994 sales volume.

   Earnings From Operations and Interest Expense

         Earnings from operations as a percent of sales were 9.6%, 10.3%, and 10.5% in 1995, 1994 and 1993, respectively. Interest expense was $9.9 million, $5.9 million and $5.3 million in 1995, 1994 and 1993, respectively. During 1995, the Corporation's average debt levels increased due to acquisitions, capital expenditures and increased average investment in working capital as a result of higher paper prices, higher inventory levels due to the tight paper market and higher activity levels in general. The increased debt levels caused the higher interest expense in 1995. The interest expense increase in 1994 compared to 1993 resulted from higher average borrowing levels and rising interest rates.

         Pretax earnings as a percent of sales were 8.7%, 9.7% and 9.9% in 1995, 1994 and 1993, respectively. Effective income tax rates were 39.9%, 40.0% and 40.3% in 1995, 1994 and 1993, respectively. The small reduction in the effective tax rate in 1995 was due to lower tax rates on earnings of the European operations. An additional slight reduction in the effective tax rate is expected in 1996 as the European operations will be included for a full year.

   Liquidity and Capital Resources

   Selected                            Dollars in thousands
   Financial Data                      (except current ratio)

                                       1995           1994        1993

   Cash                             $  27,130      $     370   $    8,230
   Receivables                        199,151        169,613      125,004
   Inventories                         70,750         67,797       52,447
   Notes payable                          -           56,001       20,800
   Accounts payable and
     accrued liabilities              114,997         82,668       64,074
   Working capital                    187,956        101,422      106,171
   Long-term debt                     134,953         67,834       45,603
   Shareholders' investment           387,112        331,587      292,428
   Long-term debt to total
     long-term debt and
     shareholders' investment           25.8%          17.0%        13.5%
   Current Ratio                         2.53           1.69         2.16


        During 1995, the Corporation issued $75 million of long-term debt at interest rates ranging from 6.81% to 7.98%. The proceeds were used to repay all of Banta's short-term debt and to finance acquisitions. Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures, as well as any other investment opportunities that may arise.

        The $56 million reduction in short-term debt and the $27 million increase in cash during 1995 were the primary reasons that the Corporation's working capital increased $86 million. Due to the softening paper market in late 1995 and an emphasis on working capital control, Banta's year-end investment in operating working capital (excluding cash, notes payable and current maturities of long-term debt) increased only $3 million in 1995.

        The Corporation's capital investment program reflects its commitment to maintain modern, efficient plants and to be able to utilize new printing and digital imaging technologies. Preliminary plans for 1996 are for capital commitments to exceed $70 million. Cash requirements should exceed that amount as the unpaid balance of prior commitments exceeded $30 million at the end of 1995.

        The Corporation generally raises short-term funds by selling commercial paper and issuing unsecured bank notes. Such borrowings are primarily supported by lines of credit from three banks totaling $65 million. The Corporation also has available uncommitted short-term borrowing facilities under which it can borrow on an unsecured basis. Average outstanding short-term borrowings during 1995 and 1994 were $19.4 million and $26.0 million, respectively.

        In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Corporation intends to adopt this standard during the first quarter of 1996. The adoption of this standard is not expected to have a material effect on the Corporation's financial position or results of operations.

                         [Page 24 of the Annual Report]

   Consolidated Balance Sheets
   December 30, 1995 and December 31, 1994
                                                         Dollars in thousands
   Assets                                                    1995        1994

   Current Assets:
     Cash and short-term investments, at cost which
       approximates market                                $27,130        $370
     Receivables, less reserves of $3,414,000 and
        $3,984,000, respectively                          199,151     169,613
     Inventories                                           70,750      67,797
     Prepaid expenses                                       4,324       2,584
     Deferred income taxes                                  9,451       8,060
                                                         --------    --------
                                                          310,806     248,424
   Plant and Equipment:
     Land                                                  6,295        6,035
     Buildings and improvements                            85,161      79,890
     Machinery and equipment                              501,251     437,810
                                                        ---------   ---------
                                                          592,707     523,735
     Less accumulated depreciation                        278,989     230,073
                                                        ---------   ---------
     Plant and equipment, net                             313,718     293,662
   Other Assets                                            13,292      11,766
   Cost in Excess of Net Assets
    Of Businesses Acquired                                 40,993      23,911
                                                        ---------   ---------
                                                        $ 678,809   $ 577,763
                                                        =========   =========

   Liabilities and Shareholders'
    Investment

   Current Liabilities:
     Notes payable                                    $     -       $  56,001
     Accounts payable                                     68,365       44,960
     Accrued salaries and wages                            21,784      20,239
     Other accrued liabilities                             24,848      17,469
     Current maturities of long-term debt                   7,853       8,333
                                                        ---------    --------
                                                          122,850     147,002
                                                        ---------    --------
   Non-current Liabilities:
     Long-term debt                                       134,953      67,834
     Deferred income taxes                                 20,785      19,218
     Other non-current liabilities                         13,109      12,122
                                                        ---------   ---------
                                                          168,847      99,174
                                                        ---------   ---------
   Shareholders' Investment:
     Common stock -
       $.10 par value, authorized 75,000,000
       shares; 20,559,614 and 20,126,026
       shares issued outstanding in 1995 and
       1994, respectively                                   2,056       2,013
       Amount in excess of par value of stock              70,138      56,780
     Cumulative translation adjustment                      (118)         -
       Retained earnings                                  315,036     272,794
                                                         --------    --------
                                                          387,112     331,587
                                                         --------    --------
                                                        $ 678,809   $ 577,763
                                                         ========    ========

   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                         [Page 25 of the Annual Report]

   Consolidated Statements of Earnings

   For the Periods Ended December 30, 1995 (1995), December 31, 1994 (1994) and January 1, 1994 (1993)


                                                Dollars in thousands

                                            (except earnings per share)
                                            1995           1994      1993

   Net sales                             $1,022,650     $811,330   $691,244
   Cost of goods sold                       806,651      625,049    530,746
                                           --------      -------    -------
        Gross Earnings                      215,999      186,281    160,498
   Selling and administrative
    expenses                                118,068      102,923     87,812
                                            -------      -------   --------
        Earnings from Operations             97,931       83,358     72,686
   Interest expense                          (9,891)      (5,902)    (5,346)
   Other income, net                          1,010        1,272      1,352
                                            -------      -------   --------
        Earnings Before Income Taxes         89,050       78,728     68,692
    Provision for income taxes               35,500       31,500     27,700
                                            -------      -------   --------
        Net Earnings                     $   53,550    $  47,228  $  40,992
                                            =======      =======   ========
        Net Earnings per Share
         of Common Stock                 $     1.75    $    1.56  $    1.36
                                            =======      =======   ========

   The accompanying notes to consolidated financial statements are an integral part of these statements.

                         [Page 26 of the Annual Report]

   Consolidated Statements of Cash Flows
   For the Periods Ended December 30, 1995 (1995), December 31, 1994 (1994) and January 1, 1994(1993)


                                                     Dollars in thousands
                                               1995     1994      1993
   Cash Flow from Operating
    Activities
   Net earnings                            $  53,550  $  47,228   $ 40,992
   Adjustments to reconcile net
    earnings to net cash provided by
    operating activities, net of
    acquisitions
        Depreciation and amortization         51,055     41,502     33,701
        Deferred income taxes                  2,313        459        479
        Change in assets and liabilities,
         net of effects of acquisitions:
           (Increase) in receivables          (8,966)   (32,942)   (18,423)
           Decrease (increase) in
             inventories                       9,785    (12,759)    (9,824)
           Decrease (increase) in other
             current assets                      805      2,166       (267)
           Increase in accounts payable
             and accrued liabilities           5,908     11,048      4,710
           (Increase) decrease in other
             non-current assets               (1,526)     1,715     (1,017)
           Other, net                            869      2,830      1,386
                                             -------     ------     ------
   Cash provided by operating
    activities                               113,793      61,247    51,737
                                             -------     ------    -------
   Cash Flow from Investing Activities
   Capital expenditures                      (63,822)   (87,048)   (62,960)
   Proceeds from sale of plant,
    equipment and other assets                   733      3,205      3,914
   Cash used for acquisitions,
    net of cash acquired                     (27,441)   (29,831)       -
                                             -------    -------    -------
   Cash used for investing activities        (90,530)  (113,674)   (59,046)
                                             -------    -------    -------
   Cash Flow from Financing Activities
   Notes payable (payments) proceeds,
    net                                      (56,001)     35,201    20,800
   Proceeds from issuance of long-term
    debt                                      75,000      25,000     -
   Payments on long-term debt                 (8,361)    (7,565)   (11,765)
   Proceeds and tax benefit from exercise
    of stock options                           4,167      2,357      2,506
   Dividends paid and stock redemptions      (11,308)   (10,426)    (9,307)
                                            --------    -------    -------
   Cash provided by financing
    activities                                 3,497     44,567      2,234
                                            --------    -------    -------
   Net increase (decrease) in cash
    and short-term investments                26,760     (7,860)    (5,075)
   Cash and short-term investments
    at beginning of year                         370      8,230     13,305
                                            --------    -------   --------
   Cash and short-term investments
    at end of year                         $  27,130   $    370  $   8,230
                                            ========   ========   ========
   Cash payments for:
        Interest, net of amount
          capitalized                      $   9,487   $  5,788  $   5,471
        Income taxes                          33,023      32,250    23,789


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                         [Page 27 of the Annual Report]

   Consolidated Statements of Shareholders' Investment
   For the Periods Ended December 30, 1995 (1995), December 31, 1994(1994) and January 1, 1994 (1993)

                                            Dollars in thousands

                                      Common Stock                Amount in    Cumulative
                                         Shares          Par      Excess of    Translation   Retained
                                       Outstanding      Value     Par Value    Adjustment    Earnings

   Balance, January 2, 1993            13,240,027     $  1,324     $ 51,948      $    -       $ 204,965
     Stock options exercised              136,635           14        2,492
     Three-for-two stock split
       effected in the form of
       a 50% stock dividend             6,619,870          662           (4)                       (662)
     Net earnings                                                                  40,992
     Cash dividends ($.31
       per share)                                                                                (9,303)
                                       ----------      -------     --------      --------      --------
   Balance, January 1, 1994            19,996,532        2,000       54,436           -         235,992
     Stock options exercised              129,494           13        2,344
     Net earnings                                                                                47,228
     Cash dividends ($.35
       per share)                                                                               (10,426)
                                       ----------      -------     --------      --------      --------
   Balance, December 31, 1994          20,126,026        2,013       56,780            -        272,794
     Stock options exercised              196,823           19        4,148
     Net earnings                                                                                53,550
     Cash dividends ($.37 per share)                                                            (11,308)
     Stock issued for acquisition         236,765           24        9,210
     Foreign currency translation
         adjustment                                                                  (118)
                                       ----------       ------       ------       -------      --------
   Balance, December 30, 1995          20,559,614      $ 2,056      $ 70,138     $   (118)    $ 315,036
                                       ==========       ======       ======       =======      ========

   There are 300,000 shares of $10 par value preferred stock authorized, none of which are issued.

   The accompanying notes to consolidated financial statements are an integral part of these statements.

                   [Pages 28 through 34 of the Annual Report]

   Notes to Consolidated Financial Statements
   For the Periods Ended December 30, 1995 (1995), December 31, 1994 (1994) and January 1, 1994 (1993)

   (1) SUMMARY  OF ACCOUNTING POLICIES
   Significant accounting policies followed by the Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

   Business - The Corporation operates in a single business segment - printing services. Customers, which are primarily located throughout the United States, are granted credit on an unsecured basis. No one customer accounted for more than 10% of consolidated sales during 1995, 1994 or 1993.

   Year-end - The Corporation's operating year ends on the Saturday closest to December 31. The years 1995, 1994 and 1993 ended December 30, 1995, December 31, 1994 and January 1, 1994, respectively, and comprised 52 weeks each.

   Principles of Consolidation - The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Earnings Per Share of Common Stock - Net earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares related to the assumed exercise of stock options. Average common and common equivalent shares for computation of earnings per share were 30,624,134, 30,365,840 and 30,219,567 in 1995, 1994 and 1993, respectively.

   Recognition of Sales - In accordance with trade practices of the printing industry, sales are recorded by the Corporation primarily upon completion of manufacturing. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

   Foreign Currency Translation - Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52. Foreign currency translation gains and losses were insignificant in 1995.

   Capitalized Interest - The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $11,128,000 in 1995, $7,588,000 in 1994 and $6,547,000 in 1993 of which $1,237,000,
   $1,686,000 and $1,201,000 was capitalized in 1995, 1994 and 1993, respectively.

   Cash and Short-term Investments - Short-term investments, with maturities of less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows.

   Inventories - Approximately 36% and 49% of total inventories in 1995 and 1994, respectively, and the majority of the Corporation's inventories used in its printing operations, are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

   Inventories include material, labor and manufacturing overhead. Inventory amounts at year-end are as follows:

                                                     Dollars in thousands
                                                       1995         1994

   Raw materials and supplies                       $ 44,815        $37,106
   Work-in-process and finished goods                 34,789         35,531
                                                    --------        -------
   FIFO value (current cost) of
    all inventories                                   79,604         72,637
   Excess of current cost over carrying
    value of LIFO inventories                         (8,854)        (4,840)
                                                    --------        -------
   Net inventories                                  $ 70,750        $67,797
                                                    ========        =======

   During 1995, inventory quantities were reduced in certain printing facilities. These reductions resulted in liquidations of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of these liquidations was to decrease cost of goods sold by $1,915,000.

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

   Income Taxes - Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   Cost in Excess of Net Assets of Businesses Acquired - Cost in excess of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 25 to 40 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $4,719,000 and $3,807,000 as of December 30, 1995, and December 31, 1994,
   respectively.

   Derivative Financial Instruments - The Corporation occasionally utilizes interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1995, 1994 and 1993.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

   Long-Lived Assets - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Corporation intends to adopt this standard during the first quarter of 1996. The adoption of this standard is not expected to have a material effect on the Corporation's financial position or results of operations.

   Stock-Based Compensation - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Corporation intends to adopt this standard in 1996 by making the required footnote disclosures only. Therefore, the adoption of this standard is not expected to have an effect on the Corporation's financial position or results of operations.

   (2) ACQUISITIONS

   Acquisition of B.G. Turnkey Services Limited - In October 1995, the Corporation acquired B.G. Turnkey Services Limited ("B.G. Turnkey"). B.G. Turnkey, headquartered in Cork, Ireland, provides project management, product assembly, fulfillment and product localization services to computer software and hardware companies primarily from facilities located in Ireland, Scotland and The Netherlands. B.G. Turnkey reported sales for 1994 of approximately $160 million. The purchase price consisted of 236,765 shares of the Corporation's common stock and approximately $21 million of the Corporation's debentures which were called and prepaid in December 1995. The payment of these debentures is classified as cash used for acquisitions in the Statement of Cash Flows. The Corporation also paid $3.2 million to former shareholders of B.G. Turnkey in exchange for a covenant not to compete. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets purchased by a preliminary estimate of $12.2 million. The final adjustments to the purchase price are not expected to be significant. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include B.G. Turnkey's results beginning with the acquisition date.

   Acquisition of United Graphics Inc. - In August 1994, the Corporation acquired the outstanding shares of United Graphics Inc. ("UGI") for approximately $9.5 million in cash and a $1.5 million note. The purchase price plus the liabilities assumed exceeded the fair value of the tangible and identified intangible assets purchased by $7.2 million. The Corporation also paid $4 million to former shareholders of UGI in exchange
   for covenants not to compete.   UGI reported sales for its most recent
   fiscal year prior to the acquisition of approximately $28 million. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include UGI's results beginning with the acquisition date.

   Acquisition of Danbury Printing & Litho, Inc. - In March 1994, the Corporation purchased substantially all of the assets of Danbury Printing & Litho, Inc. ("Danbury"). The purchase price of $16.3 million in cash plus the assumption of selected liabilities was equal to the fair value of the assets acquired. Danbury reported sales of approximately $35 million in 1993. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include Danbury's results beginning with the acquisition date.

   Other Acquisitions - During 1995, the Corporation purchased Applied Technology Corporation, which serves the single-use health care market, and New Frontiers Information Corporation, which provides customers with online solutions for distributing catalogs and direct marketing materials via the Internet's World Wide Web. The combined purchase price for these two acquisitions was $9.0 million.

   (3) NOTES PAYABLE

   The Corporation generally obtains short-term financing through the issuance of commercial paper and unsecured notes to banks. At December 30, 1995, the Corporation had no such borrowings outstanding. At December 31, 1994, the Corporation had outstanding commercial paper and unsecured notes aggregating $44,351,000 and $11,650,000, respectively, at a weighted average interest rate of 6.19%. The average outstanding borrowings during 1995 and 1994 were $19.4 million and $26.0 million, respectively. The weighted-average interest rates on such borrowings during 1995 and 1994 were 6.12% and 4.89%, respectively.

   At December 30, 1995, the Corporation had lines of credit available totaling $68.2 million, none of which were in use. Of this total, $65.0 million represents a credit facility made available by three banks which can be used to support both commercial paper and unsecured notes.

   (4) LONG-TERM DEBT

   Long-term debt, including amounts payable within one year, consists of the following:

                                                        Dollars in thousands
                                                           1995        1994

   6.81% Promissory Notes payable in annual
      installments of $5 million from 2004 through
      2010, interest payable semi-annually             $  35,000     $    -
   7.62% Promissory Note payable in semi-annual
      installments of $1,190,000 from 1999 through
      2009, interest payable quarterly                    25,000      25,000
   7.98% Promissory Notes payable in semi-annual
      installments of $1,190,000 from 2000 through
      2010, interest payable quarterly                    25,000        -
   9.53% Promissory Note payable in annual
      installments of $1,818,000 from 1996 through
      2005, interest payable semi-annually                18,182      20,000
   7.38% Promissory Notes payable in annual
      installments of $1,364,000 from 2005 through
      2015, interest payable quarterly                    15,000        -
   10.11% Promissory Note payable in annual
      installments of $2,500,000 from 1996 through
      1998 and $1,500,000 in 1999, interest payable
      quarterly                                            9,000      11,000
   8.58% Promissory Notes payable in 1996, interest
      payable quarterly                                    2,175       4,312
   Notes Payable and Capital Lease Obligations,
      generally fixed rates of interest, 6.5% to 9.8%
      due in installments through 2001                     4,089       6,205
   Industrial Revenue Bonds:
      Floating rates of interest, approximating 80%
        of the prime rate, due in installments
        through 2015                                       6,900       7,050
      Fixed rate of interest at 5.8% to 7.5% due in
        installments through 2002                          2,460       2,600
                                                         -------     -------
                                                         142,806      76,167
   Less current maturities                                 7,853       8,333
                                                         -------     -------
   Long-term debt                                       $134,953    $ 67,834
                                                         =======     =======

   Maturities of long-term debt during the next five years are: 1996, $7,853,000; 1997, $5,518,000; 1998, $5,987,000; 1999, $7,803,000; and
   2000, $7,154,000. Industrial Revenue Bonds aggregating $2,660,000 are secured by certain real estate and equipment.

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

   One of the Promissory Note agreements contains covenants which restrict the payment of dividends. As of December 30, 1995, $94,398,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

   Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 30, 1995, including current maturities, was $154,096,000.

   (5) STOCK AND INCENTIVE PROGRAMS FOR MANAGEMENT EMPLOYEES

   The Corporation has a Management Incentive Award Plan which provides for the payment of cash awards or bonuses to officers and other key employees with respect to any year in which the Corporation and its operating units achieve specified objectives. Awards under the plan were $2,799,000 in 1995, $2,770,000 in 1994 and $2,710,000 in 1993.

   The Corporation also has a Long-term Incentive Plan which provides for payment of cash awards to key officers and executives of the Corporation upon achievement of specified objectives over three-year performance periods. Awards under the plan were $511,000 for the 1993 to 1995 performance period, $609,000 for the 1992 to 1994 performance period and $530,000 for the 1991 to 1993 performance period.

   At December 30, 1995, the Corporation had options outstanding or available for grant under several stock option plans - the 1995 Equity Incentive Plan, the 1991 Stock Option Plan and the 1987 Nonstatutory Stock Option Plan. Options may no longer be granted under the 1987 plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of grant. Options granted under the 1987 plan and the 1991 plan may be exercised up to five years after the date of grant. Options granted under the 1995 plan may be exercised up to 10 years from the date of the grant.

   The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options. The terms of the 1995 and 1991 Plans allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The 1995 and 1991 Plans include provisions which authorize options to be granted to non-employee Directors.

   The following table summarizes activity under the stock option plans:

                                           Options        Price Range

   Outstanding at January 2, 1993         1,512,682    $9 5/8 - $16 5/8

         Granted                           334,875     18 1/4 -  23 3/8
         Exercised                        (269,020)     9 5/8 -  16 5/8
         Canceled or expired                (4,557)     9 5/8 -  11 3/8
                                         ---------
   Outstanding at January 1, 1994        1,573,980      9 5/8 -  23 3/8

         Granted                           421,950     20 5/8 -  24 1/8
         Exercised                        (280,331)     9 5/8 -  21 7/8
         Canceled or expired               (44,119)    11 3/8 -  23 3/8
                                         ---------
   Outstanding at December 31, 1994      1,671,480      9 5/8 -  24 1/8

         Granted                           468,300     20 1/8 -  29 1/2
         Exercised                        (419,313)     9 5/8 -  23 3/8
         Canceled or expired                (8,437)    20 5/8 -  23 3/8
                                         ---------
   Outstanding at December 30, 1995      1,712,029    $11 1/8 - $29 1/2
                                         =========

   Of the options outstanding at December 30, 1995, 833,142 were exercisable at prices ranging from $111/8 to $24 1/8. The balance of the options become exercisable at various times through 1998 at prices ranging from $20 5/8 to $29 1/2. At December 30, 1995, 1,333,464 shares of the
   Corporation's common stock were reserved for future option grants.
   During 1995, 1994 and 1993, 124,078, 86,090 and 64,068 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. These shares were canceled by the Corporation.

   (6)  CAPITAL STOCK

   In January 1996, the Corporation's Board of Directors approved a three-for-two stock split to be effected in the form of a 50% stock dividend, which will be paid in March 1996. All common stock per share amounts and common stock data, other than the actual shares outstanding, have been restated in the consolidated financial statements and throughout the Annual Report to reflect the stock split.

   In April 1993, the Corporation distributed a three-for-two stock split effected in the form of a 50% stock dividend, following the action of the shareholders increasing the authorized shares of common stock from 30,000,000 shares to 75,000,000 shares. The par value of the additional shares issued was capitalized by a transfer of $662,000 from retained earnings to common stock.

   The Corporation has been authorized by the Board of Directors to purchase up to 1,500,000 shares of outstanding common stock in the open market. As of December 30, 1995, no shares of the Corporation's stock had been repurchased under this program.

   Pursuant to the Corporation's Shareholder Rights Plan, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $40 per share (equivalent to $20 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 20% or more of the Corporation's common stock or announces a tender offer for 20% or more of the common stock. Upon the occurrence of certain events, including a person, or group, acquiring 20% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise
   price.   The rights may be redeemed by the Corporation at a price of one cent per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2001.

   (7)  OPERATING LEASES

   The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $7,661,000, $5,261,000 and $3,199,000 in 1995, 1994 and 1993, respectively. Minimum rental commitments for the years 1996 through 2000 aggregate $8,010,000, $7,202,000, $6,717,000, $4,753,000 and $4,331,000, respectively, and
   $25,385,000 thereafter.

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

   Total pension expense, including multiemployer and union sponsored plans for 1995, 1994 and 1993 was $4,941,000, $5,204,000 and $4,370,000
   respectively. Net periodic pension cost for the Corporation-sponsored qualified and supplemental plans, was as follows:

                                                                                Dollars in thousands
                                                               Qualified Plans                   Supplemental Plan
                                                          1995       1994       1993         1995      1994      1993

   Service cost-benefits earned during the year          $2,651      $3,039    $2,598        $131      $200      $119
   Interest cost on projected benefit obligation          4,220       4,022     3,669         301       249       184
   Actual return on plan assets, net of
    unrecognized gains (losses) of $12,038,000,
    ($4,564,000) and $2,671,000 in 1995, 1994
    and 1993, respectively                               (4,373)     (3,773)   (3,415)         -        -          -
   Net amortization                                        (113)       (427)     (427)         97       107        54
                                                         ------      ------    ------      ------     -----     -----
   Net pension expense                                  $ 2,385     $ 2,861    $2,425       $ 529     $ 556     $ 357
                                                         ======      ======    ======      ======     =====     =====


     Significant assumptions used in determining net pension expense for the Corporation's plans are as follows:

                                                       Qualified Plans                 Supplemental Plan
                                                 1995       1994        1993      1995      1994     1993

   Discount rate                                 8.5%       7.5%        8.0%      8.5%       7.5%      8.0%
   Expected rate of increase in
    compensation                                 5.0        5.0         5.0       5.0        5.0       5.0
   Expected long-term rate of return
    on plan assets                               8.5        8.5         8.5        -          -         -


   All of the Corporation's plans, except the Supplemental Plan, have assets in excess of the accumulated benefit obligation. Plan assets include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using assumed discount rates of 7.25% and 8.5% for 1995 and 1994, respectively:

                                            Dollars in thousands
                                        Qualified Plans   Supplemental Plan
                                       1995       1994     1995       1994

   Projected benefit
    obligation:
     Vested benefits                $ 48,468  $ 38,565   $  2,859   $ 2,505
     Non-vested benefits               4,205     4,119        580         2
                                      ------    ------     ------    ------
     Accumulated benefit
       obligation                     52,673    42,684      3,439     2,507
     Effect of projected
       future compensation
       levels                         14,097     8,910      1,707       842
                                      ------    ------     ------   -------
                                      66,770    51,594      5,146     3,349
   Plan assets at fair value          73,076    56,254       -         -
                                      ------    ------     ------   -------
   Plan assets (in excess of)
    less than projected benefit
    obligation                        (6,306)   (4,660)     5,146     3,349
   Unrecognized net gain (loss)        6,582     5,054     (2,437)     (982)
   Adjustment required to
    recognize minimum liability           -         -         866       302
   Unrecognized net asset
    (obligation) being
    amortized over 16 years            2,671     3,099       (136)     (162)
                                      ------    ------     ------   -------
   Accrued pension cost             $  2,947  $  3,493    $ 3,439  $  2,507
                                      ======    ======     ======   =======


   Approximately 54% of the Corporation's non-salaried employees are covered by multiemployer union sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,027,000, $1,787,000 and $1,588,000 in 1995, 1994 and 1993, respectively, attributable to the multiemployer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

   Postretirement Health Care Costs - The Corporation and its subsidiaries provide non-contractual limited health care benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement health care coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year.

   Effective January 3, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." In connection with the adoption of this statement, the Corporation elected to amortize the accumulated postretirement benefit obligation (transition obligation), aggregating $5,088,000 as of January 3, 1993, over a 20-year period.

   The following table sets forth the plan's status at December 30, 1995, and December 31, 1994:

                                                       Dollars in thousands
                                                           1995        1994
    Accumulated postretirement benefit
     obligation:
      Retirees                                       $   2,512      $2,477
      Other active plan participants                     4,477       3,001
      Fully eligible active plan participants              776         439
                                                       -------       -----
                                                         7,765       5,917
    Unrecognized transition obligation                  (4,328)     (4,582)
    Unrecognized net (loss) gain                          (614)        563
                                                       -------      ------
    Accrued postretirement benefit cost               $  2,823    $  1,898
                                                       =======      ======


   The net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

                                                    Dollars in thousands
                                                 1995       1994        1993
    Service cost - benefits attributed to
     service during the year                  $   423    $   468    $    385
    Interest cost on accumulated
     postretirement benefit obligation            476        456         400
    Amortization of transition obligation         247        254         254
                                                -----      -----        ----
    Net periodic postretirement
     benefit cost                             $ 1,146    $ 1,178     $ 1,039
                                                =====      =====       =====

   The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.50% at December 30, 1995, and December 31, 1994, respectively. Due to the terms of the Corporation's postretirement health care program, assumed health care cost rate trends do not affect the Corporation's costs.

   Other Benefits - The Corporation has established an Incentive Savings Plan
   (401K) for substantially all of its non-bargained employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1995, 1994 and 1993 were $2,148,000, $1,467,000 and
   $1,311,000, respectively.

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

   (10) INCOME TAXES

   The provision for income taxes consists of the following:

                                                   Dollars in thousands
                                                 1995       1994        1993
   Current
    Federal                                   $25,225    $24,603     $21,313
    State                                       5,564      5,066       4,720
    Foreign                                       276       -           -
                                               ------     ------      ------
                                               31,065     29,669      26,033

   Tax impact of option exercises               2,122      1,372       1,188
   Deferred                                     2,313        459         479
                                               ------     ------      ------
   Provision for income taxes                 $35,500    $31,500     $27,700
                                               ======     ======      ======

   Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                                    Dollars in thousands
                                                 1995       1994        1993

   Statutory federal tax rate                   35.0%      35.0%       35.0%
   State and local income taxes,
     less applicable federal tax benefit         4.3        4.4         4.5
   Adjustment to deferred taxes resulting
     from federal tax rate increase               -          -           .3

   Other, net                                     .6         .6          .5
                                                ----       ----        ----
   Effective income tax rate                    39.9%      40.0%       40.3%
                                                ====       ====        ====

   The components of the net deferred tax liability as of December 30, 1995, and December 31, 1994, were as follows:

                                                      Dollars in thousands
                                                        1995          1994
    Deferred tax liabilities:
      Accelerated depreciation and capitalized
       interest                                        $ 28,466     $25,583
      Other                                                 184       1,711
                                                         ------      ------
    Total deferred tax liabilities                       28,650      27,294
                                                         ------      ------
    Deferred tax assets:
      Accrued liabilities                                (8,614)     (9,024)
      Accrued pension cost                               (2,226)     (2,424)
      Deferred compensation                              (2,234)     (2,038)
      Reserve for uncollectible accounts                 (1,285)     (1,766)
      Other                                              (2,957)       (884)
                                                        -------     -------
    Total deferred tax assets                           (17,316)    (16,136)
                                                        -------     -------
    Net deferred tax liability                          $11,334     $11,158
                                                        =======     =======

   No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $1,304,000 at December 30, 1995, and are considered permanently invested.

   The non-United States component of income before income taxes was $1,580,000 in 1995.

   The net deferred tax liability is classified in the December 30, 1995, and December 31, 1994, balance sheets as follows:

                                                        Dollars in thousands
                                                          1995        1994

   Non-current deferred income taxes                   $ 20,785    $ 19,218
   Current deferred income taxes                         (9,451)     (8,060)
                                                        -------     -------
   Net deferred tax liability                          $ 11,334    $ 11,158
                                                        =======     =======

   (11) FOREIGN OPERATIONS

   Summarized data for the Corporation's European operations for 1995, which consist entirely of the B.G. Turnkey operations, are as follows:


                                                   Dollars in thousands
                                                         1995

   Net sales                                             $54,638
   Earnings from operations                                1,654
   Identifiable assets                                    66,147

   There are no significant transactions between the Corporation's domestic and European operations.


                         [Page 35 of the Annual Report]

   Report of Independent Public Accountants

   TO THE SHAREHOLDERS OF BANTA CORPORATION:

   We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 30, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year priod ended December 30, 1995, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



   Milwaukee, Wisconsin,
   January 30, 1996.



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


                         [Page 36 of the Annual Report]


   Unaudited Quarterly Financial Information
   The following table presents financial information by quarter for the years 1995 and 1994.

                                            Dollars in thousands (except per share data)
                             Quarter Ended          Quarter Ended           Quarter Ended           Quarter Ended
                                  March                  June                  September                December
                           1995         1994       1995         1994       1995       1994         1995       1994

   Net sales             $232,954     $187,464   $235,346     $185,831   $249,267   $207,735    $305,083    $230,300
   Gross earnings          46,689       41,064     53,105       46,066     55,743     47,595      57,462      51,536
   Net earnings            11,002        9,565     12,758       11,957     15,474     13,310      14,321      12,396
   Net earnings per
    share of common stock     .36          .32        .42          .39        .51        .44          .46        .41

   Per share amounts have been adjusted for three-for-two stock split distributed in March 1996.

   Dividend Record and Market Prices

                                        Per Share of Common Stock
                               First       Second        Third       Fourth        Entire
                               Quarter     Quarter      Quarter      Quarter       Year

   1995 dividends paid       $   .0925   $   .0925    $   .0925    $   .0925       $    .37
   Price range:
        High                 $  22 1/2   $  23 5/8    $  28 3/4    $  30 1/8       $ 30 1/8
        Low                     19          21 1/2       21 1/8       25 3/4         19

   1994 dividends paid       $  .0875    $   .0875    $   .0875    $   .0875       $    .35
   Price range:
        High                 $  25 5/8   $  24 3/8    $  23 3/8    $  22 5/8       $ 25 5/8
        Low                     22          21 1/8       20 3/4       18             18

   Per share amounts have been adjusted for three-for-two stock split distributed in March 1996.

   Banta Corporation is included in the NASDAQ National Market List and the symbol is BNTA. The stock prices listed above are the high and low trades. As of January 31, 1996, the Corporation had 2,496 shareholders of record.