Form 10-K405, Exhibit 13
period 1996-12-28
BANTA CORP
filed 1997-03-26
CIK 9801

[Page 16 of the Annual Report]

   Five-Year Summary of Selected Financial Data
   Not Covered by Report of Independent Public Accountants

                                                   Dollars in thousands (except per share data)
                                            1996           1995           1994           1993           1992

   Summary of Earnings (1)
   Net sales                          $1,083,763     $1,022,650       $811,330       $691,244       $637,416
   Net earnings                           50,907         53,550         47,228         40,992         35,662
   Net earnings per common
      share (2)                             1.63           1.75           1.56           1.36           1.19
   Dividends paid per common
      share (2)                              .44            .37            .35            .31            .27

   Financial Summary
   Working capital                       219,630        187,956        101,422        106,171        102,214
   Net plant and equipment               319,939        313,718        293,662        232,888        205,246
   Total assets                          719,218        678,809        577,763        457,433        410,182
   Long-term debt                        133,696        134,953         67,834         45,603         52,491
   Interest expense                       10,214          9,891          5,902          5,346          5,786
   Shareholders' investment              420,592        387,112        331,587        292,428        258,237
   Book value per share
      of common stock (2),(3)              13.58          12.55          10.98           9.75           8.67


   (1)  All years comprised 52 weeks except 1992 which comprised 53 weeks.

   (2)  Per share amounts have been adjusted for the three-for-two stock splits distributed in  March 1996 and April 1993.

   (3)  Book values per share for common stock are based on shares outstanding at year-end, as adjusted for stock splits.


    [Pages 17-19 of the Annual Report]

    Management's Discussion and Analysis of Financial Position and Operations


   Highlights      In 1996, Banta Corporation recorded its second consecutive
   $1 billion sales year, with revenues of $1.08 billion, up 6%, and net earnings of $51 million, 5% below 1995, a record year. The unprecedented paper price increases of 1994 and 1995 combined with the 1995 postage rate increase had a significant impact on the buying patterns of the Corporation's customers in 1996. Many customers reduced print quantities and delayed projects, particularly in consumer catalogs and direct mail markets, in an effort to regain profitability lost during 1995. These reductions were most prevalent during the first six months of 1996, with quantities increasing during the second half of the year as paper prices declined to early 1994 levels for key paper grades.

   In addition to the impact that paper prices had on buying patterns of customers, the Corporation's sales were directly impacted by paper prices in 1996. Since changes in paper prices are reflected in pricing to customers, the Corporation's sales were reduced by approximately $50 million in 1996 due to falling paper prices.

   The Corporation nonetheless reported higher sales for 1996 because of increased sales by its newly formed Banta Global Turnkey Group. During the fourth quarter of 1995, Banta acquired six of the operations of B.G. Turnkey Services Ltd. (primarily located in Europe) which are now part of this Group. These operations provide project management, manufacturing, packaging and worldwide distribution services to computer software publishers as well as manufacturers of computer hardware and consumer electronics. The Group's sales reached $185 million, an increase of $96 million in 1996 due to a full year of ownership of the acquired operations.

   The increase in Global Turnkey's sales reduced the Corporation's 1996 margins because the turnkey sales generally have a higher material content than the Corporation's traditional print sales. The 1996 operating margin for the turnkey market classification was 3.1%, down from 6.6% for 1995 due to costs associated with expanding the business and lower volume from several core customers. The higher margin in 1995 included only the fourth quarter's results for the acquired operations, which is traditionally their busiest and most profitable quarter. The operating margin for the remainder of the Corporation's business was 9.6%, down from 9.8% in 1995 influenced by a reduction in capacity utilization because of lower print demand, a $7 million increase in depreciation from recent capital additions, costs associated with the start up of equipment for the consumer catalog market and generally lower pricing.

   As a result of the lower demand for printing services in 1996, the pressure to reduce prices for the Corporation's customers was intense throughout the print markets. The consumer catalog and direct marketing businesses experienced an extremely competitive pricing environment. Some of the pricing pressure was offset by productivity improvements, aided both by investments in new technology and the Corporation's Continuous Improvement culture.

   Net Sales       The Corporation classifies its printing services sales as
   follows: commercial (catalogs, direct marketing materials and single-use products); books (educational, general, trade and data manuals); turnkey (project management, manufacturing, packaging and distribution); magazines; and other (point-of-purchase, security products and digital imaging services). Net sales for these market classifications, as a percent of net sales, were as follows:

                                       1996      1995     1994

   Commercial                           44%       47%       46%
   Books                                22        26        28
   Turnkey                              17         8         4
   Magazines                            11        11        12
   Other                                 6         8        10
                                       ----      ----      ----
                                       100%      100%      100%
                                       ====      ====      ====

   Percentage increases (decreases) in sales by market classification for 1996 compared with 1995 were as follows: commercial - (1%); books - (7%); turnkey - 118%; magazines - 3%; and other - (9%).

   In 1996 sales declined in all categories of the commercial market, other than single-use products. Catalog and direct marketing materials sales were significantly impacted by reduced paper prices. Consumer catalog sales were also lower due to an extremely competitive pricing environment brought on by reduced demand and industrywide capacity added in the last several years.

   Book market sales declined in all categories in 1996 due in large part to reduced paper prices. Sales of general and trade books also declined due to reduced demand. Educational book sales were lower due to a cyclically lower number of textbook adoption programs in 1996. The Corporation expects 1997 to be a better year for textbook adoptions. During the last several years print documentation for computer software and hardware has been increasingly replaced by CD-ROM and online documentation. Sales of these manuals declined in 1996 as the Corporation's Information Services Group pursued other markets for its equipment.

   Sales of turnkey services segment increased in 1996 because it included a full year's sales of B.G. Turnkey Services which was acquired in the fourth quarter of 1995. Sales of the operations acquired were $96 million higher in 1996 than during the three-month period they were owned by the Corporation in 1995.

   The magazine market sales increase was accomplished despite the large reduction in paper prices. New eight-unit presses added in 1995 at both plants serving the market provided capacity to allow the Corporation to add new publishers and titles to their customer lists.

   The sales decrease in the "other" classification is primarily due to the transfer of postage stamp finishing services from one of the Corporation's operations to an entity owned by one of the Corporation's joint venture partners. Sales of point-of-purchase and digital imaging were down slightly in 1996.

   Percentage increases (decreases) in sales by market classification for 1995 compared with 1994 were as follows: commercial - 29%; books - 17%; turnkey - 144%; magazines - 18%; and other - (4%).

   Approximately one-half of the 1995 sales gain came from the unprecedented rise in paper prices that occurred in 1995.

   Higher levels of utilization and the addition of a 48-page high-speed press for the consumer catalog market contributed to the commercial market increase. Increases in the educational and trade markets added to the book market increase. The aqcuisition of B.G. Turnkey Services accounted for the turnkey sales gain. The increase in the magazine market was due to increased market penetration made possible by new capacity additions. The decline in "other" sales was primarily due to lower utilization at the Banta Digital Group's plants.


   Costs of Goods Sold   In 1996, cost of goods sold as a percent of sales
   was 79.8% compared with 78.9% in 1995 and 77.0% in 1994. The largest single factor contributing to the percentage margin reduction was the higher proportion of turnkey sales in 1996 sales. Turnkey services generally provide a lower percentage margin because they contain a higher material content.

   Margins for the Corporation's printing markets were impacted by several factors in 1996. Extremely competitive pricing in several markets reduced margins. Margins were also reduced in 1996 by lower cost recovery from the sale of by-products (primarily scrap paper). Somewhat offsetting these factors was the impact of lower paper prices in 1996. Since the margin on the sale of paper is generally lower than that of value-added services, declining paper prices increased margin percentages, particularly during the last half of 1996. At the end of 1996 paper prices appeared to have stabilized in most grades at a level lower than the prices that were available at any time during the year. A second factor that offsets the trends causing margin decline was the Corporation's use of the LIFO inventory valuation method. LIFO adjustments increased (reduced) cost of goods sold by ($4,481,000), $4,014,000 and $844,000 in 1996, 1995 and 1994, respectively. The changes in the LIFO valuation adjustment represented an .8% increase in the 1996 margin compared with that of 1995.

   Turnkey margin percentages declined during 1996 primarily due to costs associated with expanding services in the United States.

   The margin decline in 1995 resulted from increasing paper prices, the acquisition of B.G. Turnkey Services and the LIFO valuation adjustment. The change in LIFO valuation adjustment between 1995 and 1994, which is primarily due to the significant paper price increases, represents about one-third of the percentage increase in cost of goods sold.

   Expenses    Selling and administrative expenses as a percentage of sales were 11.7%, 11.5% and 12.7% in 1996, 1995 and 1994, respectively. Selling and administrative expenses increased $8.8 million (7.4%) in 1996 and $15.1 million (14.7%) in 1995. The 1996 increase is attributable to increased costs associated with the expansion of the turnkey services segment. This increase was somewhat offset by reductions in other expenses, including profit-based incentives. The increase in expenses in 1995 includes $7.9 million of costs incurred by the companies acquired in 1995 and 1994 and costs required to support the sales increases in other operations.

   Earnings From Operations and Interest Expense   Earnings from operations
   as a percent of sales were 8.5%, 9.6% and 10.3% in 1996, 1995 and 1994, respectively. Interest expense was $10.2 million, $9.9 million and $5.9 million in 1996, 1995 and 1994, respectively. The increased interest expense in 1996 was the result of additional borrowings in 1995.
   During 1996, the Corporation incurred no new long-term debt and made minimal use of short-term credit facilities. During 1995, the Corporation's average debt levels increased due to acquisitions, capital expenditures and increased average investment in working capital as a result of higher paper prices, higher inventory levels due to the tight paper market and higher activity levels in general. The increased debt levels caused the higher interest expense in 1995 as compared to 1994.

   Pretax earnings as a percent of sales were 7.8%, 8.7% and 9.7% in 1996, 1995 and 1994, respectively. Effective income tax rates were 39.5%, 39.9% and 40.0% in 1996, 1995 and 1994, respectively. The small reduction in the effective tax rates in 1996 and 1995 was due to lower tax rates on earnings of the European operations and the impact of tax exempt interest earned on short-term investments.

   Liquidity and Capital Resources

   Selected Financial Data

                                              Dollars in Thousands
                                           1996         1995          1994
   Cash                                $  57,417    $  27,130   $       370
   Receivables                           206,245      199,151       169,613
   Inventories                            69,063       70,750        67,797
   Short-term debt                         4,620         --          56,001
   Accounts payable and accrued
    liabilities                          117,585      114,997        82,668
   Working capital                       219,630      187,956       101,422
   Long-term debt                        133,696      134,953        67,834
   Shareholders' investment              420,592      387,112       331,587
   Long-term debt to total long-term
    debt and shareholders' investment       24.1%        25.8%         17.0%
   Current ratio                            2.72         2.53          1.69

   The Corporation generally raises short-term financing by selling commercial paper and issuing unsecured bank notes. Such borrowings are primarily supported by a credit facility with a total borrowing capacity of $70 million. The Corporation also has a secured credit facility in the amount of $8 million denominated in Irish punts which is used to finance
   European operations.   Average outstanding short-term borrowings during
   1996, 1995 and 1994 were $760,000, $19.4 million and $26.0 million, respectively.

   The Corporation has historically raised long-term debt financing by issuing unsecured promissory notes to insurance companies on a private placement basis. No long-term borrowings were required in 1996. During 1995, the Corporation issued $75 million of long-term debt at interest rates ranging from 6.81% to 7.98%. The proceeds were used to repay all of the Corporation's short-term debt and to finance acquisitions.

   Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures, as well as any other investment opportunities that may arise.

   The 1996 increase in working capital of $32 million resulted from cash provided by operations that exceeded requirements for capital expenditures and financing activities. The Corporation continued its efforts to control investment in receivables and inventories during 1996. During 1995 working capital increased $86 million. This was made possible by cash flow from operations and $75 million of new long-term borrowings. These cash flows also allowed the Corporation to repay all of the $56 million of short-term debt that was outstanding at the end of 1994.

   During 1996, the Corporation repurchased 303,600 of its common shares at an average price of $23.38. The Corporation's Board of Directors has authorized a repurchase program for up to 1.5 million shares of common stock. During 1997 the Corporation intends to continue its repurchase of shares pursuant to this authorization.

   The Corporation's capital investment program, which resulted in capital spending of $60 million in 1996, reflects its commitment to maintain modern, efficient plants and to be able to utilize new printing and digital imaging technologies. Preliminary plans for 1997 are for capital commitments to exceed $65 million. Cash requirements would exceed that amount as the unpaid balance of prior commitments exceeded $20 million at the end of 1996.

   [Pages 20-32 of the Annual Report]

   Consolidated Balance Sheets
   December 28, 1996 and December 30, 1995


                                                      Dollars in thousands
   Assets                                            1996             1995

   Current Assets:
       Cash and cash equivalents                   $ 57,417        $ 27,130
       Receivables, less reserves of
        $3,486,000 and $3,414,000, respectively     206,245         199,151
       Inventories                                   69,063          70,750
       Prepaid expenses                               5,585           4,324
       Deferred income taxes                          9,145           9,451
                                                   --------        --------
                                                    347,455         310,806
   Plant and Equipment:
       Land                                           6,438           6,295
       Buildings and improvements                    96,185          85,161
       Machinery and equipment                      547,620         501,251
                                                   --------        --------
                                                    650,243         592,707
       Less accumulated depreciation               (330,304)       (278,989)
                                                   --------        --------
                                                    319,939         313,718
   Other Assets                                      11,886          13,292
   Cost in Excess of Net Assets
     of Businesses Acquired                          39,938          40,993
                                                   --------        --------
                                                   $719,218       $ 678,809
                                                   ========        ========
   Liabilities and Shareholders' Investment

   Current Liabilities:
       Short-term debt                            $   4,620       $     -
       Accounts payable                              75,428          68,365
       Accrued salaries and wages                    18,269          21,784
       Other accrued liabilities                     23,888          24,848
       Current maturities of long-term debt           5,620           7,853
                                                   --------        --------
                                                    127,825         122,850
   Non-current Liabilities:
       Long-term debt                               133,696         134,953
       Deferred income taxes                         21,805          20,785
       Other non-current liabilities                 15,300          13,109
                                                   --------        --------
                                                    170,801         168,847
   Shareholders' Investment:
       Common stock -
         $.10 par value, authorized 75,000,000
         shares; 30,969,069 and 20,559,614 shares
         issued outstanding, respectively             3,097           2,056
       Amount in excess of par value of stock        66,119          70,138
       Cumulative translation adjustment              1,473            (118)
       Retained earnings                            349,903         315,036
                                                   --------        --------
                                                    420,592         387,112
                                                   --------        --------
                                                   $719,218        $678,809
                                                   ========        ========


   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

   Consolidated Statements of Earnings
   For the Periods Ended December 28, 1996, December 30, 1995 and December 31, 1994


                            Dollars in thousands (except earnings per share)
                                        1996          1995         1994

   Net sales                         $1,083,763    $1,022,650      $811,330
   Cost of goods sold                   864,736       806,651       625,049
                                      ---------     ---------       -------
        Gross Earnings                  219,027       215,999       186,281
   Selling and administrative
    expenses                            126,855       118,068       102,923
                                      ---------     ---------       -------
        Earnings from Operations         92,172        97,931        83,358
   Interest expense                     (10,214)       (9,891)       (5,902)
   Other income, net                      2,249         1,010         1,272
                                      ---------     ---------       -------
        Earnings Before Income
          Taxes                          84,207        89,050        78,728
    Provision for income taxes           33,300        35,500        31,500
                                      ---------     ---------       -------
        Net Earnings                 $   50,907    $   53,550      $ 47,228
                                      =========     =========       =======
        Net Earnings per Share of
           Common Stock              $     1.63    $     1.75      $   1.56
                                      =========     =========       =======

   The accompanying notes to consolidated financial statements are an integral part of these statements.

   Consolidated Statements of Cash Flows
   For the Periods Ended December 28, 1996, December 30, 1995 and
   December 31, 1994


                                             Dollars in thousands
                                         1996        1995       1994
   Cash Flows from
    Operating Activities
   Net earnings                        $ 50,907  $ 53,550     $ 47,228
   Adjustments to reconcile net
    earnings to net cash provided
    by operating activities, net
    of acquisitions:
       Depreciation and amortization     58,270    51,055       41,502
       Deferred income taxes              1,326     2,313          459
       Change in assets and
        liabilities, net of effects
        of acquisitions:
          (Increase) in receivables      (6,562)   (8,966)     (32,942)
          Decrease (increase) in
            inventories                   1,831     9,785      (12,759)
          (Increase) decrease in other
            current assets               (1,179)      805        2,166
          Increase in accounts payable
            and accrued liabilities       2,250     5,908       11,048
          Decrease (increase) in other
            non-current assets            1,406    (1,526)       1,715
          Other, net                      2,574       869        2,830
                                        -------   -------      -------
   Cash provided by operating
    activities                          110,823   113,793       61,247

   Cash Flows from Investing
    Activities Capital expenditures     (60,461)  (63,822)     (87,048)
   Proceeds from sale of plant and
     equipment                            2,376       733        3,205
   Cash used for acquisitions, net
     of cash acquired                      -      (27,441)     (29,831)
                                        -------   -------      -------
   Cash used for investing activities   (58,085)  (90,530)    (113,674)

   Cash Flows from Financing
    Activities
   Short-term debt proceeds
    (payments), net                       4,620   (56,001)      35,201
   Proceeds from issuance of
    long-term debt                          -      75,000       25,000
   Payments on long-term debt            (9,210)   (8,361)      (7,565)
   Proceeds and tax benefit from
    exercise of stock options             2,797     4,167        2,357
   Dividends paid and stock
    redemptions                         (13,560)  (11,308)     (10,426)
   Repurchase of common stock            (7,098)      -            -
                                        -------   -------      -------
   Cash (used for) provided by
    financing activities                (22,451)    3,497       44,567
   Net increase (decrease) in cash
    and cash equivalents                 30,287    26,760       (7,860)
   Cash and cash equivalents at
    beginning of year                    27,130       370        8,230
                                        -------   -------      -------
   Cash and cash equivalents at
    end of year                        $ 57,417   $27,130    $     370
                                        =======   =======     ========
   Cash payments for:
       Interest, net of amount
        capitalized                    $ 10,312   $ 9,487    $   5,788
       Income taxes                      30,292    33,023       32,250



   The accompanying notes to consolidated financial statements are an integral part of these statements.

   Consolidated Statements of Shareholders' Investment
   For the Periods Ended December 28, 1996, December 30, 1995 and December 31, 1994


                                                                    Dollars in thousands
                                                 Common Stock            Amount in         Cumulative
                                             Shares          Par         Excess of        Translation          Retained
                                           Outstanding      Value        Par Value         Adjustment          Earnings

   Balance, January 1, 1994               19,996,532       $ 2,000        $ 54,436         $   -              $ 235,992
     Net earnings                                                                                                47,228
     Cash dividends ($.35 per
       share)                                                                                                   (10,426)
     Stock options exercised                 129,494            13           2,344
                                          ----------       -------         -------          -------            --------
   Balance, December 31, 1994             20,126,026         2,013          56,780             -                272,794
     Net earnings                                                                                                53,550
     Cash dividends ($.37 per share)                                                                            (11,308)
     Stock options exercised                 196,823            19           4,148
     Stock issued for acquisition            236,765            24           9,210
     Other                                                                                    (118)
                                          ----------       -------         -------          -------            --------
   Balance, December 30, 1995             20,559,614         2,056          70,138            (118)             315,036
     Three-for-two stock split
       effected in the form of a
       50% stock dividend                 10,292,824         1,029              (7)                              (1,029)
     Net earnings                                                                                                50,907
     Cash dividends ($.44 per share)                                                                            (13,553)
     Stock options exercised                 183,894            18           2,779
     Repurchase of common stock             (303,600)         (30)          (7,068)
     Stock issued for acquisition            236,337            24             277                               (1,458)
     Other                                                                                    1,591
                                          ----------      --------         -------           ------           ---------
   Balance, December 28, 1996             30,969,069       $ 3,097         $66,119          $ 1,473           $ 349,903
                                          ==========      ========         =======           ======           =========


   There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued.

   The accompanying notes to consolidated financial statements are an integral part of these statements.

   Notes to Consolidated Financial Statements
   For the Periods Ended December 28, 1996, December 30, 1995 and
   December 31, 1994

   One  Summary of Accounting Policies
   Significant accounting policies followed by the Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

   Business The Corporation operates in one business segments - printing services. Customers, which are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 1996, 1995 or 1994.

   Year-end   The Corporation's operating year ends on the Saturday closest to December 31. The years 1996, 1995 and 1994 ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively, and comprised 52 weeks each.

   Principles of Consolidation     The consolidated financial statements
   include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Earnings Per Share of Common Stock    Net earnings per share of common
   stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares related to the assumed exercise of stock options. Average common and common equivalent shares for computation of earnings per share were 31,249,169, 30,624,134 and 30,365,840 in 1996, 1995 and 1994, respectively.

   Recognition of Sales       In accordance with trade practices of the
   printing industry, sales are recorded by the Corporation primarily upon completion of manufacturing. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

   Foreign Currency Translation    Financial statements of foreign
   subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52. Foreign currency transaction gains and losses were insignificant in 1996 and 1995.

   Capitalized Interest     The Corporation capitalizes interest on major
   building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $12,030,000 in 1996, $11,128,000 in 1995 and $7,588,000 in 1994 of which $1,816,000,
   $1,237,000 and $1,686,000 were capitalized in 1996, 1995 and 1994, respectively.

   Cash and Cash Equivalents       Short-term investments, with maturities
   of less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows. These investments are stated at cost which approximates market.

   Inventories     Approximately 33% and 36% of total inventories in 1996 and
   1995, respectively, and the majority of the Corporation's inventories used in its printing operations, are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) basis.

   Inventories include material, labor and manufacturing overhead. Inventory amounts at year-end are as follows:


                                                 Dollars in thousands
                                                 1996          1995
   Raw materials and supplies                  $ 40,980      $44,815
   Work-in-process and finished goods            32,456       34,789
                                                -------      -------
   FIFO value (current cost) of
    all inventories                              73,436       79,604
   Excess of current cost over carrying
     value of LIFO inventories                   (4,373)      (8,854)
                                                -------      -------
   Net inventories                             $ 69,063     $ 70,750
                                                =======      =======

   During 1995, inventory quantities were reduced in certain printing facilities, resulting in liquidations of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of these liquidations was to decrease cost of goods sold by $1,915,000.

   Plant and Equipment      Plant and equipment (including major renewals and
   betterments) are carried at cost and depreciated by ratable charges over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are generally amortized over the term of the leases on a straight-line basis.

   Income Taxes   Deferred tax liabilities and assets are determined based on the difference between the book and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   Cost in Excess of Net Assets of Businesses Acquired       Cost in excess
   of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 25 to 40 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $6,232,000 and $4,719,000 as of December 28, 1996, and December 30, 1995,
   respectively.

   Derivative Financial Instruments   The Corporation occasionally utilizes
   interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1996, 1995 and 1994.

   Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

   Long-Lived Assets   In March 1995, the Financial Accounting Standards
   Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Corporation adopted this standard during 1996. The adoption of this standard did not have an effect on the Corporation's financial position or results of operations.

   Stock-Based Compensation    In October 1995, the Financial Accounting
   Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), "Accounting for Stock-Based Compensation" (SFAS No. 123). This standard requires disclosure of certain pro-forma information for stock-based compensation as though the Corporation had adopted the provisions of the Statement by charging earnings for the "compensation cost" for options granted after January 1, 1995. The Corporation adopted this standard in 1996, however the detailed disclosures have not been made because the pro-forma impact of compensation expense for stock-based employee compensation arrangements is not material to the financial statements.

   Two Acquisitions

   Acquisition of B.G. Turnkey Services Limited In October 1995, the Corporation acquired B.G. Turnkey Services Limited ("B.G. Turnkey"). B.G. Turnkey, headquartered in Cork, Ireland, provides project management, product assembly, fulfillment and product localization services to computer software and hardware companies primarily from facilities located in Ireland, Scotland and The Netherlands. B.G. Turnkey reported sales for 1994 of approximately $160 million. The purchase price consisted of 355,147 shares (as adjusted for the 1996 stock split) of the Corporation's common stock and approximately $21 million of the Corporation's debentures which were called and prepaid in December 1995. The payment of these debentures is classified as cash used for acquisitions in the Statement of Cash Flows. The Corporation also paid $3.2 million to former shareholders of B.G. Turnkey in exchange for a covenant not to compete. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets purchased by $12.2 million. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include B.G. Turnkey's results beginning with the acquisition date.

   Acquisition of United Graphics Inc.     In August 1994, the Corporation
   acquired the outstanding shares of United Graphics, Inc. ("UGI") for approximately $9.5 million in cash and a $1.5 million note. The purchase price plus the liabilities assumed exceeded the fair value of the tangible and identified intangible assets purchased by $7.2 million. The Corporation also paid $4 million to former shareholders of UGI in exchange
   for covenants not to compete.   UGI reported sales for its most recent
   fiscal year prior to the acquisition of approximately $28 million. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include UGI's results beginning with the acquisition date.

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

   Other Acquisitions During 1996, the Corporation acquired Packaging Fulfillment Specialists, Inc., which provides fulfillment services to publishers. This purchase price consisted of 236,337 shares of the Corporation's common stock. During 1995, the Corporation purchased Applied Technology Corporation, which serves the single-use health care market, and New Frontiers Information Corporation, which provides customers with online solutions for distributing catalogs and direct marketing materials via the Internet's World Wide Web. The combined purchase price for these two acquisitions was $9.0 million.

   Three     Short-term Debt

   The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with
   banks.   At December 28, 1996, the Corporation had lines of credit
   available totaling $78 million. Of this total, $70 million represents a credit facility made available by three banks which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts which is utilized to finance the Corporation's European operations.

   At December 28, 1996, the Corporation had borrowings outstanding aggregating $4,620,000 under the European credit facility. At December
   30, 1995, the Corporation had no borrowings outstanding.   The average
   outstanding borrowings during 1996 and 1995 were $760,000 and $19.4 million, respectively. The weighted-average interest rates on such borrowings during 1996 and 1995 were 7.5% and 6.12%, respectively.

   Four Long-term Debt

   Long-term debt, including amounts payable within one year, consists of the following:

                                                    Dollars in thousands
                                      Maturities       1996       1995
   Promissory Notes:
       6.81%                           2004-2010    $ 35,000    $ 35,000
       7.62%                           1999-2009      25,000      25,000
       7.98%                           2000-2010      25,000      25,000
       9.53%                           1997-2005      16,364      18,182
       7.38%                           2005-2015      15,000      15,000
      10.11%                           1997-1999       6,500       9,000
       8.58%                               -             -         2,175

   Notes Payable and Capital Lease
     Obligations, generally fixed
       rates of interest, 6.0% to
       9.8%                            1997-2002       7,382       4,089
   Industrial Revenue Bonds:
     Floating rates of interest,
       approximating 80% of the prime
       rate                            1997-2015       6,750       6,900
     Fixed rate of interest at 5.8%
       to 7.5%                         1997-2002       2,320       2,460
                                                    --------    --------
                                                     139,316     142,806
   Less current maturities                            (5,620)     (7,853)
                                                    --------    --------
   Long-term debt                                   $133,696    $134,953
                                                    ========    ========

   Maturities of long-term debt during the next five years are: 1997, $5,620,000; 1998, $6,118,000; 1999, $7,951,000; 2000, $7,320,000; and
   2001, $9,374,000. Industrial Revenue Bonds aggregating $2,370,000 are secured by certain real estate and equipment.

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

   One of the Promissory Note agreements contains covenants which restrict the payment of dividends. As of December 28, 1996, $111,085,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

   Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 28, 1996, including current maturities, was $145,731,000.

   Five      Operating Leases

   The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $9,816,000, $7,661,000 and $5,261,000 in 1996, 1995 and 1994, respectively. Minimum rental commitments for the years 1997 through 2001 aggregate $8,895,000, $8,281,000, $6,590,000, $5,651,000, and $5,946,000 respectively, and
   $28,451,000 thereafter.

   Six  Stock and Incentive Programs for Management Employees

   The Corporation has a Management Incentive Award Plan which provides for the payment of cash awards or bonuses to officers and other key employees with respect to any year in which the Corporation and its operating units achieve specified objectives. Awards under the plan were $243,000 in 1996, $2,799,000 in 1995 and $2,770,000 in 1994.

   The Corporation also has a Long-term Incentive Plan which provides for payment of cash awards to key officers and executives of the Corporation upon achievement of specified objectives over three-year performance periods. There was no award under the plan for the 1994 to 1996 performance period. Awards under the plan were $511,000 for the 1993 to 1995 performance period and $609,000 for the 1992 to 1994 performance period.

   At December 28, 1996, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant.

   The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options and allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The plans include provisions which authorize options to be granted to non-employee Directors.

   The following table summarizes activity under the stock option plans:

                                                                   Weighted
                              Options          Price Range      Average Price

   Outstanding at
    January 1, 1994           1,573,980     $ 9 5/8 - $23 3/8      $ 15

         Granted                421,950      20 5/8 -  24 1/8        20 7/8
         Exercised             (280,331)      9 5/8 -  21 7/8        10 5/8
         Canceled or expired
                                (44,119)     11 3/8 -  23 3/8        18 1/4
                             ----------
   Outstanding at
    December 31, 1994         1,671,480       9 5/8 -  24 1/8        17 1/8

         Granted                468,300      20 1/8 -  29 1/2        27 1/2
         Exercised             (419,313)      9 5/8 -  23 3/8        12 1/2
         Canceled or expired     (8,437)     20 5/8 -  23 3/8        21
                             ----------
   Outstanding at
    December 30, 1995         1,712,030      11 1/8 -  29 1/2        21

         Granted                442,300      21     -  28 7/8        21 1/4
         Exercised             (316,911)     11 1/8 -  24 1/8        13 7/8
         Canceled or expired
                                (58,188)     20 5/8 -  27 5/8        24 1/8
                             ----------
   Outstanding at
    December 28, 1996         1,779,231     $15     - $29 1/2       $22 1/4
                             ==========

   Of the options outstanding at December 28, 1996, 896,256 were exercisable at prices ranging from $15 to $29 1/2, and a weighted average of $21 1/2. The balance of the options become exercisable at various times through 1999 at prices ranging from $20 5/8 to $29 1/2, and a weighted average of $22 5/8. At December 28, 1996, 949,361 shares of the Corporation's common stock were reserved for future option grants.

   During 1996, 1995 and 1994, 46,410, 124,078, and 86,090 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. These shares were canceled by the Corporation.


   Seven          Employee Benefit Plans

   Pension Plans The Corporation and its unions have several pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. A Non-qualified Supplemental Retirement Plan is not funded.

   Total pension expense, including multi-employer and union sponsored plans for 1996, 1995 and 1994 was $5,631,000, $4,941,000 and $5,204,000
   respectively. Net periodic pension cost for the Corporation-sponsored qualified and supplemental plans, was as follows:

                                                               Dollars in thousands
                                              Qualified Plans                        Supplemental Plan
                                         1996       1995        1994           1996        1995         1994

   Service cost-benefits earned
    during the year                    $3,801      $2,651      $3,039          $336        $131        $200
   Interest cost on projected
    benefit obligation                  4,628       4,220       4,022           401         301         249
   Actual return on plan assets,
    net of unrecognized gains
    (losses) of $2,128,000,
    $12,038,000, and ($4,564,000)
    in 1996, 1995 and 1994,
    respectively                       (5,602)     (4,373)     (3,773)           -           -           -
   Net amortization                      (131)       (113)       (427)          202          97         107
                                       ------      ------      ------         -----       -----       -----
   Net pension expense               $  2,696     $ 2,385      $2,861         $ 939       $ 529       $ 556
                                       ======      ======      ======         =====       =====       =====


        Significant assumptions used in determining net pension expense for the Corporation's plans are as follows:

                                              Qualified Plans                        Supplemental Plan
                                         1996       1995        1994           1996        1995         1994

   Discount rate                         7.25%        8.5%        7.5%        7.25%        8.5%        7.5%
   Expected rate of increase
    in compensation                      5.0          5.0         5.0         5.0          5.0         5.0
   Expected long-term rate of
    return on plan assets                9.0          8.5         8.5          -            -           -

   All of the Corporation's plans, except the Supplemental Plan, have assets in excess of the accumulated benefit obligation. Plan assets include commingled funds, marketable equity securities and corporate and government debt securities.

   The following table presents a reconciliation of the funded status of the plans using assumed discount rates of 7.75% and 7.25% for 1996 and 1995, respectively:

                                                               Dollars in thousands
                                                Qualified Plans                Supplemental Plan
                                              1996             1995           1996              1995

   Projected benefit obligation:
        Vested benefits                     $50,354          $ 48,468       $ 3,483          $ 2,859
        Non-vested benefits                   3,238             4,205         1,082             580
                                             ------           -------        ------           ------
        Accumulated benefit
         obligation                          53,592            52,673         4,565            3,439
        Effect of projected future
         compensation levels                 12,533            14,097         3,124            1,707
                                             ------           -------        ------           ------
                                             66,125            66,770         7,689            5,146
   Plan assets at fair value                 81,299            73,076           -               -
                                             ------           -------        ------           ------
   Plan assets (in excess of)
    less than projected benefit
    obligation                              (15,174)           (6,306)       7,689             5,146
   Unrecognized net gain (loss)              15,434             6,582       (4,276)           (2,437)
   Adjustment required to recognize
    minimum liability                            -                 -         1,260               866
   Unrecognized net asset
    (obligation) being amortized
    over 16 years                             2,244             2,671         (108)             (136)
                                             ------           -------       ------            ------
   Accrued pension cost                    $  2,504           $ 2,947      $ 4,565           $ 3,439
                                             ======           =======       ======            ======


   Approximately 60% of the Corporation's non-salaried employees are covered by multi-employer union sponsored, collectively bargained defined benefit pension plans. Pension expense includes $1,996,000, $2,027,000 and $1,787,000 in 1996, 1995 and 1994, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

   Postretirement Health Care Costs   The Corporation and its subsidiaries
   provide non-contractual limited health care benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement health care coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year.

   The following table sets forth the plan's status at December 28, 1996, and December 30, 1995:


                                                 Dollars in thousands
                                                   1996          1995

    Accumulated postretirement benefit
     obligation:
       Retirees                                  $ 2,368         $2,512
       Other active plan participants              4,581          4,477
       Fully eligible active plan
        participants                                 685            776
                                                  ------          -----
                                                   7,634          7,765
    Unrecognized transition obligation
       being amortized over 20 years              (4,073)        (4,328)
    Unrecognized net gain (loss)                     376          (614)
                                                  ------          -----
    Accrued postretirement benefit
     cost                                        $ 3,937         $2,823
                                                  ======          =====

   The net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:

                                                 Dollars in thousands
                                             1996        1995          1994
      Service cost - benefits attributed
       to service during the year          $   641     $   423       $    468
      Interest cost on accumulated
       postretirement benefit obligation       525         476            456
      Amortization of transitio
       obligation                              255         247            254
                                            ------      ------        -------
      Net periodic postretirement
       benefit cost                        $ 1,421     $ 1,146        $ 1,178
                                            ======      ======        =======

   The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.25% at December 28, 1996, and December 30, 1995, respectively. Due to the terms of the Corporation's postretirement health care program, assumed health care cost rate trends do not affect the Corporation's costs.

   Other Benefits      The Corporation has established an Incentive Savings
   Plan (401K) for substantially all of its non-bargained employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1996, 1995 and 1994 were $2,341,000, $2,148,000 and $1,467,000, respectively.


   Eight  Income Taxes

   The provision for income taxes consists of the following:


                                               Dollars in thousands
                                            1996        1995        1994
   Current
        Federal                          $25,354     $27,347     $25,975
        State                              5,754       5,564       5,066
        Foreign                              866         276        -
                                          ------      ------      ------
                                          31,974      33,187      31,041
   Deferred                                1,326       2,313         459
                                          ------      ------      ------
   Provision for income taxes            $33,300     $35,500     $31,500
                                          ======      ======      ======

   Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                            1996        1995        1994

   Statutory federal tax rate              35.0%       35.0%       35.0%
   State and local income taxes,
     less applicable federal tax
     benefit                                4.1         4.3         4.4
   Other, net                                .4          .6          .6
                                          -----       -----       -----
   Effective income tax rate               39.5%       39.9%       40.0%
                                          =====       =====       =====


      Temporary differences which give rise to the deferred tax assets and liabilities at December 28, 1996 and December 30, 1995 are as follows:

                                            Dollars in thousands
                                              1996         1995
   Deferred tax assets:
    Vacation accrual                        $2,383       $2,548
    Other accrued liabilities                3,998        3,996
    Reserve for uncollectible accounts       1,332        1,164
    Other                                    1,432        1,743
                                             -----        -----
                                            $9,145       $9,451
                                             =====        =====

   Deferred tax liability:
    Accelerated depreciation              ($29,648)    ($28,466)
    Accrued pension cost                     2,523        2,935
    Accrued postretirement benefit cost      1,575        1,110
    Deferred compensation                    2,235        2,377
    Other                                    1,510        1,259
                                            ------       ------
                                          ($21,805)    ($20,785)
                                            ======       ======

   No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $2,882,000 and $1,304,000 at December 28, 1996 and December 30, 1995, respectively, and are considered permanently invested.

   The non-United States component of income before income taxes was $2,444,000 and $1,580,000 in 1996 and 1995, respectively.

   Nine      Capital Stock

   In March 1996, the Corporation distributed a three-for-two stock split effected in the form of a 50% stock dividend. The par value of the additional shares issued was capitalized by a transfer of $1,029,000 from retained earnings to common stock. All common stock per share amounts and common stock data, other than the actual shares outstanding, have been restated in the consolidated financial statements and throughout the Annual Report to reflect the stock split.

   The Corporation has been authorized by the Board of Directors to purchase up to 1,500,000 shares of outstanding common stock in the open market. As of December 28, 1996, 303,600 shares of the Corporation's stock had been repurchased under this program for an aggregate cost of $7,098,000.
   These shares were subsequently canceled.

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

   Ten      Geographic Information

   Summarized data for the Corporation's European operations for 1996 and 1995 are as follows:

                                       Dollars in thousands
                                       1996           1995

   Net sales                         $138,023       $54,638
   Earnings from operations             2,779         1,654
   Assets                              79,488        66,147

   There are no material transactions between the Corporation's domestic and European operations.

   Eleven  Contingencies

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

   Report of Independent Public Accountants

   To the Shareholders of Banta Corporation:

   We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 28, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 1996, in conformity with generally accepted accounting principles.

                                                        Arthur Andersen LLP

   Milwaukee, Wisconsin,
   January 27, 1997

   [Page 33 of the Annual Report]

   Unaudited Quarterly Financial Information
   The following table presents financial information by quarter for the years 1996 and 1995.



                                    Dollars in thousands (except per share data)
                           Quarter Ended        Quarter Ended         Quarter Ended        Quarter Ended
                               March                June                September             December
                           1996      1995       1996       1995      1996      1995        1996         1995

   Net sales            $271,270  $232,954   $258,650   $235,346  $264,552  $249,267    $289,291     $305,083
   Gross earnings         49,723    46,689     51,971     53,105    56,650    55,743      60,683       57,462
   Net earnings            8,838    11,002     11,824     12,758    15,295    15,474      14,950       14,321
   Net earnings per
    share of common stock    .28       .36        .38        .42       .49       .51         .48          .46




   Per share amounts have been adjusted for three-for-two stock split distributed in March 1996.

   Dividend Record and Market Prices

                                                 Per Share of Common Stock

                                First        Second        Third        Fourth      Entire
                               Quarter       Quarter      Quarter       Quarter      Year

   1996 dividends paid         $    .11     $    .11      $    .11      $   .11   $    .44
   Price range:
        High                   $ 30 5/8     $ 27 1/4      $ 25 3/8      $25 1/4   $ 30 5/8
        Low                      25 3/4       22 3/4        20 3/4       20 1/2     20 1/2

   1995 dividends paid         $    .09     $    .09      $    .09      $   .09   $    .37
   Price range:
        High                   $ 22 1/2     $ 23 5/8      $ 28 3/4      $30 1/8   $ 30 1/8
        Low                      19           21 1/2        21 1/8       25 3/4     19


   Per share amounts have been adjusted for three-for-two stock split distributed in March 1996.

   Banta Corporation is included in the NASDAQ National Market List and the symbol is BNTA. The stock prices listed above are the high and low trades. As of January 31, 1997, the Corporation had 2,552 shareholders of record.