Form 10-K405, Exhibit 13
period 1998-01-03
BANTA CORP
filed 1998-04-03
CIK 9801

Exhibit 13

   Five-Year Summary of Selected Financial Data
   Not Covered by Report of Independent Public Accountants

                               Dollars in thousands (except per share data)

                                1997       1996       1995     1994     1993
   Summary of Earnings1
   Net sales              $1,202,483 $1,083,763 $1,022,650 $811,330 $691,244
   Net earnings2              43,323     50,907     53,550   47,228   40,992
   Net earnings before
    restructuring charge      51,423     50,907     53,550   47,228   40,992
   Net earnings per
   common share:3
      Basic2                    1.45       1.64       1.76     1.57     1.37
      Diluted2                  1.44       1.63       1.75     1.56     1.36
      Diluted before
       restructuring charge     1.71       1.63       1.75     1.56     1.36
   Dividends paid per
      common share3              .47        .44        .37      .35      .31

   Financial Summary
   Working capital           165,308    219,630    187,956  101,422  106,171
   Net plant and
      equipment              338,357    319,939    313,718  293,662  232,888
   Total assets              781,216    719,218    678,809  577,763  457,433
   Long-term debt            130,065    133,696    134,953   67,834   45,603
   Interest expense           11,062     10,214      9,891    5,902    5,346
   Shareholders' investment  414,103    420,592    387,112  331,587  292,428
   Book value per share
    of common stock 3,4        13.90      13.58      12.55    10.98     9.75

   1  All years comprised 52 weeks, except 1997 which comprised 53 weeks.

   2 Results of operations for 1997 includes a restructuring charge of $8.1 million, after tax, or $.27 per common share.

   3 Per share amounts have been adjusted for a three-for-two stock split distributed in March 1996.

   4 Book values per share of common stock are based on shares outstanding at year-end, as adjusted for stock splits.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF FINANCIAL POSITION AND OPERATIONS

   Highlights    Results for 1997 included the following:

        *    Sales increase of $119 million, up 11%

        *    Increased net earnings before restructuring charge

        * Three acquisitions that expanded capabilities and increased market share

        * A restructuring, including the discontinuation of several non-core activities and elimination of underperforming assets

        * Development of new services utilizing digital technology, including:

             -    In-line press digital imaging

             -    High-speed inkjet imaging

             -    Online computer services, including commercial web sites

             -    Opening of a Digital Content Management Solutions Center

             -    Expanded use of computer-to-plate systems

   While the direct revenue from these new technology applications is still in the early growth stages, the impact on retention and growth of current customers and development of new customer business is very significant and will contribute substantially to future revenue, including growth from both traditional print and new applications.

   Sales were $1.2 billion, and net earnings before the restructuring charge were $51.4 million ($1.72 basic earnings per share). Net earnings were $43.3 million ($1.45 basic earnings per share), net of the after-tax restructuring charge of $8.1 million ($.27 per share), compared with sales of $1.08 billion and net earnings of $50.9 million ($1.64 basic earnings per share) in 1996.

   The unprecedented fluctuation in paper prices over the last several years, while continuing to affect customer print order patterns, was less disruptive in 1997 than the previous two years. Paper prices, which declined early in 1997 and then rose steadily thereafter, were on average about equal to 1996 prices. The Corporation furnishes a significant amount of paper used in its printing operations, and therefore major fluctuations in paper prices affect sales proportionately.

   The Corporation classifies its sales as follows: commercial (catalogs, direct marketing materials and single-use products); books (educational, general, trade and data manuals); turnkey (project management, manufacturing, packaging and distribution); magazines; and other (point-of-purchase, security products and digital imaging services). Demand varies for Banta's market classifications from year to year, influenced by many factors including the strength of the overall economy, which influences the level of advertising expenditures; consumer spending behavior; the overall level of capacity utilization by the printing industry, which influences pricing levels; and individual operating factors within the Corporation's operations.

   In 1997, sales and operating results for the book and magazine markets, as well as for prepress operations, increased over 1996. Sales increases were modest (excluding the impact of acquisitions) and operating results were lower for the Corporation's commercial market. Increased competitive pricing pressures, together with increased use of one-to-one marketing (personalization) by the Corporation's customers, reduced print quantities. Maturing market conditions in key advertising sectors, such as credit card and financial services, reduced quantities of many print programs. Banta continues to prioritize investments designed to expand market share. The Corporation focuses on developing new and creative products and formats utilizing digital imaging and database management.

   Net sales of turnkey services were $210 million in 1997, an increase of 13%. However, the operating margins were lower because of losses incurred at the three facilities that were closed and multiple facility start-ups. In 1997, the operating margin for the turnkey services market classification was 1.5%, down from 3.1% in 1996. Operating margins for this market are lower because the sales include a substantial material content. However, capital investment per location is modest, and shareholder value can be created with the lower operating margins. The Corporation's operating margin, excluding Global Turnkey, was 9.1% in 1997, compared with 9.6% in 1996. The lower margin in 1997 resulted from a $3.4 million increase in depreciation expense; lower utilization and performance issues within the commercial market; competitive industry pricing; and costs associated with developing digital services, online activities, and start-up of the Digital Content Management Solutions Center.

   Banta increased its capabilities and capacity through acquisitions in three key growth sectors during the third and fourth quarters of 1997 (a specialty magazine facility, a letter shop capability for direct marketing customers, and facilities with capabilities to increase Banta's single-use healthcare market share). These acquisitions increased fourth quarter and 1997 revenue by $27.4 million and, subject to market conditions, are expected to increase 1998 sales by an additional $80 million. During 1997, the Corporation recognized a restructuring charge related to the sale or closing of non-core businesses and underperforming assets, including the sale of the Corporation's point-of-purchase sign and display business and its facilities; discontinuation of its intaglio print-based security products division; the sale of the assets of The DI Group, Banta's interactive video operation; and the closing of three Banta U. S. Turnkey facilities that no longer met location or customer requirements. As a result of the restructuring, the Corporation recorded a one-time pretax charge to earnings of $13.5 million, $8.1 million after tax, reducing the Corporation's 1997 third-quarter and full-year per-share earnings by $.27.

   Net Sales    Net sales for the Corporation's market classifications, as a percent of total net sales, were as follows:

                                 1997      1996      1995
             Commercial           43%       44%       47%
             Books                23        22        26
             Turnkey              17        17         8
             Magazines            11        11        11
             Other                 6         6         8
                                 ----      ----      ----
                                 100%      100%      100%
                                 ====      ====      ====

   Percentage increases in sales by market classification for 1997 compared with 1996 were as follows: commercial - 8%; books - 16%; turnkey - 13%; magazines - 12%; and other - 8%.

   In 1997, sales results within the categories of the commercial market varied. Catalog sales were flat while sales in the direct marketing materials and single-use products categories increased, primarily due to the sales volume added via acquisitions. A highly competitive pricing environment in catalogs and direct marketing materials eroded both sales and margins.

   Book market sales increased significantly in 1997 as a result of higher educational and trade book printing activity. The recent trend toward replacing printed computer manuals with digital formats is continuing. Banta's operations serving these markets were successful in 1997 in refocusing their sales efforts toward other publishers who utilize formats that fit existing equipment.

   The increase in sales of turnkey services resulted primarily from the sales generated by new facilities opened during the year. Sales levels within this market classification will continue to be somewhat volatile as many of our facilities are dependent on a small number of large customers. The Corporation's sales levels are therefore very dependent upon the success of its customers' products in the marketplace.

   The sales increase in the magazine market was a result of increased advertising pages and market share gains resulting in high levels of capacity utilization as well as the impact of the acquisition of Greenfield Printing & Publishing ("Greenfield") in the fourth quarter of 1997. The acquisition added approximately $6 million in magazine market sales during the fourth quarter. The facilities serving this market operated throughout most of 1997 at, or above, optimum levels of capacity utilization. In order to provide additional capacity, the Corporation acquired Greenfield and approved a significant capacity expansion at the Kansas City, Mo., facility.

   The sales increase in the "other" classification is primarily due to increased digital imaging activity. Future sales for this classification will be impacted by the 1997 restructuring because the sales contributed by the point-of-purchase sign and display business and the video business will be absent.

   Percentage increases (decreases) in sales by market classification for 1996 compared with 1995 were as follows: commercial - (1%); books - (7%); turnkey - 118%; magazines - 3%; and other - (9%).

   The unprecedented paper price increases of 1994 and 1995, combined with the 1995 postage rate increase, had a significant impact on the buying patterns of the Corporation's customers in 1996. Many customers reduced print quantities and delayed projects, particularly in consumer catalogs and direct mail markets, in an effort to regain profitability lost during 1995. These reductions were most prevalent during the first six months of 1996, with quantities increasing during the second half of the year as paper prices declined to early 1994 levels for key paper grades.

   In 1996, catalog and direct marketing materials sales were significantly impacted by reduced paper prices. Consumer catalog sales were also lower due to an extremely competitive pricing environment brought on by reduced demand and industrywide capacity added in the last several years. Book market sales declined in all categories in 1996 due in large part to reduced paper prices. Sales of general and trade books also declined due to reduced demand. Educational book sales were lower due to a cyclically lower number of textbook adoption programs in 1996. Sales of turnkey services increased in 1996 because they included a full year's sales of B.G. Turnkey Services, which was acquired in the fourth quarter of 1995. The magazine market sales increase was accomplished as a result of market share gains, despite the large reduction in paper prices. The sales decrease in the "other" classification was primarily due to the transfer of postage stamp finishing services from one of the Corporation's operations to an entity owned by one of the Corporation's joint venture partners.

   Cost of Goods Sold    In 1997, cost of goods sold as a percent of sales
   was 80.2% compared with 79.8% in 1996 and 78.9% in 1995.

   Margins for the Corporation's printing markets were impacted by several factors in 1997. Highly competitive pricing, particularly in the commercial markets, reduced margins. Turnkey services margins were lower as a result of start-up costs at three new facilities that were opened during the year, as well as losses incurred at three other facilities prior to their shutdown. The use of the LIFO inventory valuation method also contributed to the margin decline. LIFO inventory adjustments increased (reduced) cost of goods sold by $220,000, ($4,481,000) and $4,014,000 in 1997, 1996 and 1995, respectively. The changes in the LIFO valuation adjustment represented a 0.4% decrease in the 1997 margin
   compared with 1996.   Margins in the book and magazine markets were
   improved in 1997 due to higher levels of utilization.

   The lower margin in 1996 compared to 1995 resulted primarily from two factors. First, 1996 included proportionately greater sales of turnkey services, which generally provide a lower percentage margin because of their higher material content. Additionally, competitive pricing in the commercial markets reduced margins. Somewhat offsetting these factors was the impact of lower paper prices on margins. Since the margin on the sale of paper is generally lower than that of value-added services, declining paper prices increased margin percentages. The change in the LIFO inventory valuation adjustment added 0.8% to the 1996 margin compared with that of 1995.

   Expenses    Selling and administrative expenses as a percent of sales were
   12.1%, 11.7% and 11.5% in 1997, 1996 and 1995, respectively.  Selling and administrative expenses increased $18.7 million (14.7%) in 1997 and $8.8 million (7.4%) in 1996. The acquisitions made in 1997 accounted for approximately $5 million of the 1997 increase. The remainder of the increase was primarily a result of costs required to support 1997's increased sales volume, including sales commissions and other support costs. The 1996 increase is attributable to increased costs associated with the expansion of the turnkey services business. This increase was somewhat offset by reductions in other expenses, including profit-based incentives.

   Earnings From Operations and Interest Expense    Earnings from operations
   as a percent of sales were 6.6%, 8.5% and 9.6% in 1997, 1996 and 1995, respectively. Before the restructuring charge, 1997 earnings from operations as a percent of sales were 7.7%. Interest expense was $11.1 million, $10.2 million and $9.9 million in 1997, 1996 and 1995, respectively. During most of 1997 and all of 1996, the Corporation made minimal use of short-term credit facilities and incurred no significant new long-term debt. During the fourth quarter of 1997, the Corporation utilized its short-term credit facilities in order to finance three acquisitions. Average borrowings outstanding during the fourth quarter of 1997 were approximately $37 million. This increased borrowing resulted in higher interest expense in 1997 compared to 1996. The increased interest expense in 1996 was the result of additional borrowings made in 1995, which were made to finance acquisitions made late in 1995. Other income is expected to decrease in 1998 due to reduced interest income and a reduction in the earnings from a partnership that produced U.S. postage stamps. That partnership is in the process of being phased out.

   Pretax earnings as a percent of sales were 5.9% (7.0% before the restructuring charge), 7.8% and 8.7% in 1997, 1996 and 1995, respectively. Effective income tax rates were 38.8%, 39.5% and 39.9% in 1997, 1996 and 1995, respectively. The reduction in the effective tax rates in 1997 and 1996 was due to lower tax rates on earnings of the European operations and the impact of tax exempt interest earned on short-term investments.

   Liquidity and Capital Resources

   Selected Financial Data
                                                   Dollars in thousands
                                                 1997        1996       1995
   Cash                                       $16,432     $57,417    $27,130
   Receivables                                228,483     206,245    199,151
   Inventories                                 95,341      69,063     70,750
   Short-term debt                             33,880       4,620          -
   Accounts payable and accrued liabilities   161,302     117,585    114,997
   Working capital                            165,308     219,630    187,956
   Long-term debt                             130,065     133,696    134,953
   Shareholders' investment                   414,103     420,592    387,112
   Long-term debt to total long-term debt
       and shareholders' investment             23.9%       24.1%      25.8%
   Current ratio                                 1.83        2.72       2.53


   The Corporation generally raises short-term funds by selling commercial paper and issuing unsecured bank notes. Such borrowings are primarily supported by a credit facility with a total borrowing capacity of $70 million. The Corporation also has a secured credit facility in the amount of $8 million denominated in Irish punts, which is used to finance European operations. Average outstanding short-term borrowings during 1997, 1996 and 1995 were $11.6 million, $760,000 and $19.4 million, respectively. The 1997 increase resulted primarily from borrowings used to finance acquisitions.

   The Corporation has historically raised long-term debt financing by issuing unsecured promissory notes to insurance companies on a private placement basis. No significant long-term borrowings were required in 1997 or 1996. During 1995, the Corporation issued $75 million of long-term debt at interest rates ranging from 6.81% to 7.98%. The proceeds were used to repay all of the Corporation's short-term debt and to finance acquisitions.

   Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures, as well as any other investment opportunities that may arise.

   During 1997 working capital decreased $54 million. This decrease was due to the financing of acquisitions with cash and short-term borrowings. The 1996 increase in working capital of $32 million resulted from cash provided by operations that exceeded requirements for capital expenditures and financing activities.

   The Corporation repurchased 1,456,900 shares of its common stock at an average price of $24.89 in 1997 and 303,600 shares at an average price of $23.38 in 1996. The Corporation's Board of Directors has authorized a repurchase program for up to an additional 1.2 million shares of common stock. During 1998 the Corporation expects to continue its repurchase of shares pursuant to this authorization as market conditions warrant.

   The Corporation's capital investment program, which resulted in capital spending of $63 million in 1997, reflects its commitment to maintain modern, efficient plants and to be able to utilize new printing and digital imaging technologies. Preliminary plans for 1998 are for capital commitments to exceed $70 million. Cash requirements are expected to exceed that amount as the unpaid balance of prior commitments exceeded $20 million at the end of 1997.

   The Corporation has completed a preliminary evaluation of its computer software to determine its ability to handle dates beginning with the year 2000. A significant portion of the Corporation's software was already year-2000 compliant. This evaluation resulted in the development of detailed plans to replace certain software and to reprogram other software. The total cost of replacing and reprogramming software is expected to be between $4 million and $6 million. This cost will be incurred before mid-1999 and will be a combination of capital expenditures and costs charged to operations.

   Due to the forward-looking nature of the preceding information, Banta Corporation management recommends readers reference the "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995, which is reproduced on page 35 of this Annual Report to Shareholders.

   Consolidated Balance Sheets
   January 3, 1998 and December 28, 1996
                                                       Dollars in thousands
   Assets                                                  1997        1996
   Current Assets:
     Cash and cash equivalents                         $ 16,432    $ 57,417
     Receivables, less reserves of $3,708,000
      and $3,486,000, respectively                      228,483     206,245
     Inventories                                         95,341      69,063
     Prepaid expenses                                     8,922       5,585
     Deferred income taxes                               16,498       9,145
                                                        -------     -------
                                                        365,676     347,455
   Plant and Equipment:
     Land                                                 8,544       6,438
     Buildings and improvements                         107,298      96,185
     Machinery and equipment                            602,827     547,620
                                                        -------     -------
                                                        718,669     650,243
     Less accumulated depreciation                     (380,312)   (330,304)
                                                        -------     -------
                                                        338,357     319,939
   Other Assets                                          14,524      11,886
   Cost in Excess of Net Assets of
    Businesses Acquired                                  62,659      39,938
                                                        -------     -------
                                                       $781,216   $ 719,218
                                                       ========    ========
   Liabilities and Shareholders' Investment

   Current Liabilities:
     Short-term debt                                  $  33,880    $  4,620
     Accounts payable                                   106,235      75,428
     Accrued salaries and wages                          22,575      18,269
     Other accrued liabilities                           32,492      23,888
     Current maturities of long-term debt                 5,186       5,620
                                                        -------     -------
                                                        200,368     127,825
   Non-current Liabilities:
     Long-term debt                                     130,065     133,696
     Deferred income taxes                               19,831      21,805
     Other non-current liabilities                       16,849      15,300
                                                        -------     -------
                                                        166,745     170,801
   Shareholders' Investment:
     Common stock -
      $.10 par value, authorized 75,000,000
      shares; 29,793,279 and 30,969,069
      shares issued and outstanding, respectively         2,979       3,097
     Amount in excess of par value of stock              35,542      66,119
     Cumulative translation adjustment                   (3,498)      1,473
     Retained earnings                                  379,080     349,903
                                                        -------     -------
                                                        414,103     420,592
                                                        -------     -------
                                                       $781,216    $719,218
                                                       ========    ========

   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

   Consolidated Statements of Earnings
   For the Periods Ended January 3, 1998, December 28, 1996, and December 30, 1995

                             Dollars in thousands (except earnings per share)
                                             1997         1996        1995

   Net sales                            $1,202,483   $1,083,763  $1,022,650
   Cost of goods sold                      963,920      864,736     806,651
                                        ----------   ----------  ----------
     Gross Earnings                        238,563      219,027     215,999
   Selling and administrative expenses     145,519      126,855     118,068
   Restructuring charge                     13,500            -           -
                                        ----------   ----------  ----------
     Earnings from Operations               79,544       92,172      97,931
   Interest expense                        (11,062)     (10,214)     (9,891)
   Other income, net                         2,341        2,249       1,010
                                        ----------   ----------  ----------
     Earnings Before Income Taxes           70,823       84,207      89,050
   Provision for income taxes               27,500       33,300      35,500
                                        ----------   ----------  ----------
     Net Earnings                         $ 43,323     $ 50,907    $ 53,550
                                          ========     ========    ========
     Basic Earnings per Share
       of Common Stock                    $   1.45     $   1.64    $   1.76
                                          ========     ========    ========
     Diluted Earnings per Share
      of Common Stock                     $   1.44     $   1.63    $   1.75
                                          ========     ========    ========

   The accompanying notes to consolidated financial statements are an integral part of these statements.

   Consolidated Statements of Cash Flows
   For the Periods Ended January 3, 1998, December 28, 1996, and December 30, 1995

                                                   Dollars in thousands
                                                1997       1996      1995
   Cash Flows from Operating Activities
   Net earnings                              $ 43,323   $ 50,907  $ 53,550
   Adjustments to reconcile net earnings
    to net cash provided
    by operating activities,
    net of acquisitions:
      Depreciation and amortization            62,107     58,270    51,055
      Deferred income taxes                    (5,128)     1,326     2,313
      Restructuring charge                     13,500          -         -
      Restructuring charges paid               (1,843)         -         -
      Change in assets and liabilities,
       net of effects of acquisitions:
        (Increase) in receivables              (2,603)    (6,562)   (8,966)
        (Increase) decrease in inventories    (10,931)     1,831     9,785
        (Increase) decrease in other
         current assets                        (1,806)    (1,179)      805
        Increase in accounts payable and
         accrued liabilities                   23,843      2,250     5,908
        (Increase) decrease in other
         non-current assets                    (2,638)     1,406    (1,526)
        Other, net                             (1,890)     2,574       869
                                             --------   --------  --------
   Cash provided by operating activities      115,934    110,823   113,793
                                             --------   --------  --------

   Cash Flows from Investing Activities
   Capital expenditures                       (63,065)   (60,461)  (63,822)
   Proceeds from sale of plant and equipment    3,571      2,376       733
   Cash used for acquisitions,
    net of cash acquired                      (75,598)         -   (27,441)
                                             --------   --------  --------
   Cash used for investing activities        (135,092)   (58,085)  (90,530)

   Cash Flows from Financing Activities
   Short-term debt proceeds (payments), net    29,260      4,620   (56,001)
   Proceeds from issuance of long-term debt     1,600          -    75,000
   Payments on long-term debt                  (5,697)    (9,210)   (8,361)
   Proceeds and tax benefit from
    exercise of stock options                   3,418      2,797     4,167
   Dividends paid and stock redemptions       (14,146)   (13,560)  (11,308)
   Repurchase of common stock                 (36,262)    (7,098)        -
                                             --------   --------  --------
   Cash (used for) provided by
    financing activities                      (21,827)   (22,451)    3,497

   Net (decrease) increase in cash
    and cash equivalents                      (40,985)    30,287    26,760
   Cash and cash equivalents at
    beginning of year                          57,417     27,130       370
                                             --------   --------  --------
   Cash and cash equivalents at
    end of year                              $ 16,432   $ 57,417  $ 27,130
                                             ========   ========  ========
   Cash payments for:
      Interest, net of amount capitalized    $ 10,818    $10,312  $  9,487
      Income taxes                             30,583     30,292    33,023

   The accompanying notes to consolidated financial statements are an integral part of these statements.


   Consolidated Statements of Shareholders' Investment
   For the Periods Ended January 3, 1998, December 28, 1996, and December 30, 1995

                                                                                 Dollars in thousands

                                                            Common Stock           Amount in       Cumulative
                                                      Shares            Par        Excess of       Translation    Retained
                                                    Outstanding        Value       Par Value       Adjustment     Earnings
   Balance, December 31, 1994                       20,126,026         $2,013       $56,780         $     -       $272,794
     Net earnings                                                                                                   53,550
     Cash dividends ($.37 per share)                                                                               (11,308)
     Stock options exercised                           196,823             19         4,148
     Stock issued for acquisition                      236,765             24         9,210
     Other                                                                                             (118)
                                                    ----------         ------       -------          ------       --------
   Balance, December 30, 1995                       20,559,614          2,056        70,138            (118)       315,036
     Three-for-two stock split effected in
     the form of a 50% stock dividend               10,292,824          1,029            (7)                        (1,029)
     Net earnings                                                                                                   50,907
     Cash dividends ($.44 per share)                                                                               (13,553)
     Stock options exercised                           183,894             18         2,779
     Repurchase of common stock                       (303,600)           (30)       (7,068)
     Stock issued for acquisition                      236,337             24           277                         (1,458)
     Other                                                                                            1,591
                                                    ----------         ------       -------          ------       --------
   Balance, December 28, 1996                       30,969,069          3,097        66,119           1,473        349,903
     Net earnings                                                                                                   43,323
     Cash dividends ($.47 per share)                                                                               (14,146)
     Stock options exercised                           204,914             20         3,397
     Repurchase of common stock                     (1,456,900)          (146)      (36,116)
     Stock issued for acquisition                       75,715              8         2,131
     Other                                                 481                           11          (4,971)
                                                    ----------         ------       -------          ------       --------
   Balance, January 3, 1998                         29,793,279         $2,979       $35,542         ($3,498)      $379,080
                                                    ==========         ======       =======          ======       ========

   There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued.

   The accompanying notes to consolidated financial statements are an integral part of these statements.

   Notes to Consolidated Financial Statements
   For the Periods Ended January 3, 1998, December 28, 1996, December 30,
   1995

   1    Summary of Accounting Policies
   Significant accounting policies followed by the Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

   Business The Corporation operates in one business segment - printing services. Customers, which are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 1997, 1996 or 1995.

   Year-end   The Corporation's operating year ends on the Saturday closest to December 31. Operating year 1997 ended on January 3, 1998, and comprised 53 weeks. The years 1996 and 1995 ended on December 28, 1996, and December 30, 1995, respectively, and comprised 52 weeks each.

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

   Earnings Per Share of Common Stock In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The standard requires the disclosure of two earnings per share amounts - "basic earnings per share
   of common stock" and "diluted earnings per share of common stock."   The
   computation of diluted earnings per share is similar to the Corporation's previous computation of "earnings per share of common stock." Earnings per common share included throughout the Annual Report have been computed in accordance with the new standard. Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 29,973,736, 31,103,078 and 30,388,778 in 1997, 1996 and 1995, respectively. Average common and common equivalent shares for computation of diluted earnings per share were 30,113,098, 31,249,169 and 30,624,134 in 1997, 1996 and 1995,
   respectively. The shares outstanding used to compute diluted earnings per share for 1997, 1996 and 1995 excluded outstanding options to purchase 408,300, 701,600 and 4,500 shares of common stock, respectively, with weighted-average exercise prices of $27.64, $26.09 and $29.50, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares during the respective year and their inclusion in the computation would have been antidilutive.

   Foreign Currency Translation Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52. Foreign currency transaction gains and losses were insignificant in 1997, 1996 and 1995.

   Capitalized Interest      The Corporation capitalizes interest on major
   building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $12,007,000 in 1997, $12,030,000 in 1996, and $11,128,000 in 1995 of which
   $945,000,  $1,816,000 and $1,237,000 was capitalized in 1997, 1996 and
   1995, respectively.

   Cash and Cash Equivalents     Short-term investments, with maturities of
   less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows. These investments are stated at cost which approximates market.

   Inventories     Approximately 34% and 33% of total inventories in 1997 and
   1996, respectively, and the majority of the Corporation's inventories used in its printing operations, are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) basis.

   Inventories include material, labor and manufacturing overhead. Inventory amounts at year-end are as follows:

                                                    Dollars in thousands
                                                       1997      1996
   Raw materials and supplies                        $55,026   $40,980
   Work-in-process and finished goods                 44,908    32,456
                                                     -------   -------
   FIFO value (current cost) of all inventories       99,934    73,436
   Excess of current cost over carrying
     value of LIFO inventories                        (4,593)   (4,373)
                                                     -------   -------
   Net inventories                                   $95,341   $69,063
                                                     =======   =======

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

   Cost in Excess of Net Assets of Businesses Acquired    Cost in excess of
   net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 25 to 40 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $8,128,000 and $6,232,000 as of January 3, 1998, and December 28, 1996,
   respectively.

   Derivative Financial Instruments   The Corporation occasionally utilizes
   interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1997, 1996 and 1995.

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

   Comprehensive Income     In June 1997, the Financial Accounting Standards
   Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Corporation intends to adopt this standard in 1998. If the standard had been adopted in 1997, comprehensive income would have been reported as $38,352,000.

   Segment Disclosures In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires footnote disclosure of information related to the business segments in which an enterprise operates. The Corporation intends to adopt this standard in 1998 and has not yet determined the extent of the disclosures it will make.

   2    Acquisitions

   Acquisition of The Omnia Group     In September of 1997, the Corporation
   acquired The Omnia Group ("Omnia") for approximately $50.7 million in cash. Omnia is a supplier of single-use medical and dental products. Omnia reported sales for 1996 of approximately $65 million. The purchase price plus the liabilities assumed exceeded the fair market value of the tangible assets and identified intangible assets by a preliminary estimate of $8.8 million. Subsequent adjustments to this estimate are not expected to be significant. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements of the Corporation include the results of Omnia beginning with the acquisition date.

   Acquisition of Greenfield Printing & Publishing   In October of 1997, the
   Corporation acquired Greenfield Printing & Publishing Company ("Greenfield") for approximately $21.3 million in cash. Greenfield is a printer of special-interest and trade magazines. Greenfield reported sales for its most recent fiscal year of approximately $22 million.The purchase price plus the liabilities assumed exceeded the fair market value of the tangible assets and the identified intangible assets by a preliminary estimate of $14 million. Subsequent adjustments to this estimate are not expected to be significant.

   Acquisition of B.G. Turnkey Services Limited In October of 1995, the Corporation acquired B.G. Turnkey Services Limited ("B.G. Turnkey"). B.G. Turnkey, headquartered in Cork, Ireland, provides project management, product assembly, fulfillment and product localization services to computer software and hardware companies primarily from facilities located in Europe. B.G. Turnkey reported sales for 1994 of approximately $160 million. The purchase price consisted of 355,147 shares (as adjusted for the 1996 stock split) of the Corporation's common stock and approximately $21 million of the Corporation's debentures which were called and prepaid in December 1995. The payment of these debentures is classified as cash used for acquisitions in the Statement of Cash Flows. The Corporation also paid $3.2 million to former shareholders of B.G. Turnkey in exchange for a covenant not to compete. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets purchased by $12.2 million. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include B.G. Turnkey's results beginning with the acquisition date.

   Other Acquisitions In September of 1997, the Corporation acquired Bock West, Inc. ("Bock West") for 75,715 shares of the Corporation's common stock valued at $2.1 million. Bock West provides mailing and fulfillment services. In connection with this transaction the Corporation repaid $3.3 million of Bock West's debt which is classified as cash used for acquisitions in the Statement of Cash Flows.

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

   3    Short-term Debt

   The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with
   banks.   At January 3, 1998, the Corporation had lines of credit available totaling $78 million. Of this total, $70 million represents a credit facility made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is utilized to finance the Corporation's European operations.

   At January 3, 1998, the Corporation had notes payable outstanding aggregating $33.9 million, which consisted entirely of commercial paper with a weighted-average interest rate of 6.0%. At December 28, 1996, the Corporation had borrowings outstanding aggregating $4.6 million under the European credit facility. The maximum outstanding borrowings during 1997 and 1996 were $40.1 million and $4.6 million, respectively. The average outstanding borrowings during 1997 and 1996 were $11.6 million and $760,000, respectively. The weighted-average interest rates on such borrowings during 1997 and 1996 were 5.8% and 7.5%, respectively.

   4    Long-term Debt

   Long-term debt, including amounts payable within one year, consists of the following:

                                                       Dollars in thousands
                                       Maturities         1997         1996
   Promissory Notes:
          6.81%                        2004-2010       $ 35,000     $ 35,000
          7.62%                        1999-2009         25,000       25,000
          7.98%                        2000-2010         25,000       25,000
          9.53%                        1998-2005         14,545       16,364
          7.38%                        2005-2015         15,000       15,000
        10.11%                         1998-1999          4,000        6,500

   Notes Payable and Capital Lease Obligations,
        generally fixed rates of
        interest, 6.0% to 9.8%         1998-2002          7,926        7,382
   Industrial Revenue Bonds:
        Floating rates of interest,
        approximating 80% of the
        prime rate                     1998-2015          6,600        6,750
        Fixed rate of interest
        at 5.8% to 7.5%                1998-2002          2,180        2,320
                                                       --------     --------
                                                        135,251      139,316
   Less current maturities                               (5,186)      (5,620)
                                                       --------     --------
   Long-term debt                                      $130,065     $133,696
                                                       ========     ========

   Maturities of long-term debt during the next five years are: 1998, $5,186,000; 1999, $9,019,000; 2000, $7,401,000; 2001, $9,434,000;
   and 2002, $11,773,000. Industrial Revenue Bonds aggregating $2,080,000 are secured by certain real estate and equipment.

   The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all of its significant debt covenants throughout 1997, 1996 and 1995.

   One of the Promissory Note agreements contains covenants which restrict the payment of dividends. As of January 3, 1998, $122,513,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

   Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of January 3, 1998, including current maturities, was $143,490,000.

   5    Operating Leases

   The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $12,748,000, $9,816,000 and $7,661,000 in 1997, 1996 and 1995,
   respectively. Minimum rental commitments for the years 1998 through 2002 aggregate $12,294,000, $8,959,000, $8,465,000, $7,996,000 and $6,714,000,
   respectively, and $34,192,000 thereafter.

   6    Stock and Incentive Programs for Management Employees

   During 1997, 1996 and 1995 the Corporation had a Management Incentive Award Plan which provided for the payment of cash awards or bonuses to officers and other key employees with respect to any year in which the Corporation and/or its operating units achieve specified objectives. Awards under the plan were $1,024,000 in 1997, $243,000 in 1996 and $2,799,000 in 1995.

   The Corporation also has a Long-term Incentive Plan, which provides for payment of cash awards to key officers and executives of the Corporation upon achievement of specified objectives over three-year performance periods. There were no awards under the plan for the 1995 to 1997 and 1994 to 1996 performance periods. Awards under the plan were $511,000 for the 1993 to 1995 performance period.

   At January 3, 1998, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At January 3,1998, 606,864 shares of the Corporation's common stock were reserved for future option grants.

   The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options and allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The plans include provisions which authorize options to be granted to non-employee Directors.

   The following table summarizes activity under the stock option plans:

                                                                Weighted
                                       Options    Price Range  Average Price

   Outstanding at December 31, 1994   1,671,480    $10 - $24      $17

        Granted                         468,300     20 - 29        27
        Exercised                      (419,313)    10 - 23        12
        Canceled or expired              (8,437)    21 - 23        21
                                      ---------

   Outstanding at December 30, 1995   1,712,030     11 - 29        21

        Granted                         442,300     21 - 29        21
        Exercised                      (316,911)    11 - 24        14
        Canceled or expired             (58,188)    21 - 28        24
                                      ---------

   Outstanding at December 28, 1996   1,779,231     15 - 29        22

        Granted                         402,500     25 - 26        26
        Exercised                      (398,461)    15 - 23        18
        Canceled or expired             (60,003)    21 - 28        25
                                      ---------

   Outstanding at January 3, 1998     1,723,267    $18 - $29      $24
                                      =========

   Of the options outstanding at January 3, 1998, 921,447 were exercisable at prices ranging from $18 to $29, and a weighted average of $23. The balance of the options become exercisable at various times through 2000 at prices ranging from $21 to $29, and a weighted average of $25.

   During 1997, 1996 and 1995,  193,547,  133,017  and 124,078  shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. These shares were canceled by the Corporation.

   The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with Financial Accounting Standards Board Statement No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:

                            Dollars in thousands, except per share amounts

                                            1997      1996      1995

   Net Earnings:          As Reported     $43,323   $50,907   $53,550
                          Pro Forma        42,032    50,168    53,377

   Earnings per share of common stock:
      Basic:              As Reported       $1.45     $1.64     $1.76
                          Pro Forma          1.40      1.61      1.76

      Diluted:            As Reported        1.44      1.63      1.75
                          Pro Forma          1.40      1.61      1.74

   Because the Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.2%, 6.6% and 6.0%; expected dividend yields of 1.7%, 1.9% and 1.3%; expected lives of 4.9, 4.9 and 4.4 years; expected volatility of 25%, 26% and 28%. The weighted average fair value of the options granted in 1997, 1996 and 1995 was $7.65, $5.86 and $7.75, respectively.

   7         Employee Benefit Plans

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

   Total pension expense, including multi-employer and union sponsored plans for 1997, 1996 and 1995 was $4,731,000, $5,631,000 and $4,941,000
   respectively. Net periodic pension cost for the Corporation-sponsored qualified and supplemental plans, was as follows:

                                             Dollars in thousands
                                  Qualified Plans        Supplemental Plan
                                  1997     1996    1995  1997  1996  1995
   Service cost-benefits
    earned during the year      $3,615   $3,801  $2,651  $337  $336  $131
   Interest cost on
    projected benefit
    obligation                   4,873    4,628   4,220   437   401   301
   Actual return on plan
    assets, net of
   unrecognized gains of
    $6,244,000, $2,128,000
    and $12,038,000 in 1997,
    1996 and 1995, respectively  (6,606) (5,602) (4,373)    -     -     -
   Net amortization                (374)   (131)   (113)  165   202    97
                                 ------  ------  ------  ----  ----  ----
   Net pension expense           $1,508  $2,696  $2,385  $939  $939  $529
                                 ======  ======  ======  ====  ====  ====

        Significant assumptions used in determining net pension expense for the Corporation's plans are as follows:

                                             Dollars in thousands
                                  Qualified Plans        Supplemental Plan
                                  1997     1996    1995  1997  1996  1995

   Discount rate                 7.75%     7.25%   8.5%  7.75% 7.25%  8.5%
   Expected rate of
   increase in compensation      4.0       5.0     5.0   4.0   5.0    5.0
   Expected long-term
    rate of return on
    plan assets                  9.0       9.0     8.5     -   -      -

   All of the Corporation's plans, except the Supplemental Plan, have assets in excess of the accumulated benefit obligation.
   Plan assets include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using assumed discount rates of 7.00% and 7.75% for 1997 and 1996, respectively:

                                            Dollars in thousands
                                    Qualified Plans     Supplemental Plan
                                      1997      1996       1997      1996
   Projected benefit obligation:
     Vested benefits                $57,835   $ 50,354    $4,463    $ 3,483
     Non-vested benefits              6,677      3,238       994      1,082
                                     ------    -------    ------    -------
     Accumulated benefit obligation  64,512     53,592     5,457      4,565
     Effect of projected
     future compensation levels      13,967     12,533     2,446      3,124
                                     ------    -------    ------    -------
                                     78,479     66,125     7,903      7,689
   Plan assets at fair value         94,069     81,299         -          -
                                     ------    -------    ------    -------
   Plan assets (in excess of)
    less than projected
    benefit obligation              (15,590)   (15,174)    7,903      7,689
   Unrecognized net gain (loss)      14,880     15,434    (3,991)    (4,276)
   Adjustment required to
   recognize minimum liability            -          -     1,626      1,260
   Unrecognized net asset
   (obligation) being amortized
    over 16 years                     1,816      2,244       (81)      (108)
                                     ------    -------    ------    -------
   Accrued pension cost              $1,106    $ 2,504    $5,457    $ 4,565
                                     ======    =======    ======    =======

   Approximately 42% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,284,000, $1,996,000 and $2,027,000 in 1997, 1996 and 1995, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

   Postretirement Healthcare Costs    The Corporation and its subsidiaries
   provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year.

   The following table sets forth the plan's status at January 3, 1998 and December 28, 1996:

                                                     Dollars in thousands
                                                        1997      1996
    Accumulated postretirement benefit obligation:
          Retirees                                    $ 2,989   $ 2,368
          Other active plan participants                7,058     4,581
          Fully eligible active plan participants         910       685
                                                       ------    ------
                                                       10,957     7,634
    Unrecognized transition obligation
          being amortized over 20 years                (3,818)   (4,073)
    Unrecognized net (loss) gain                       (1,833)      376
                                                      -------   -------
    Accrued postretirement benefit cost               $ 5,306   $ 3,937
                                                      =======   =======

   The net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

                                                 Dollars in thousands
                                                 1997    1996     1995
   Service cost - benefits attributed
    to service during the year                $   572  $   641  $   423
   Interest cost on accumulated
    postretirement benefit obligation             657      525      476
   Amortization of transition obligation          255      255      247
                                              -------  -------  -------
   Net periodic postretirement benefit cost   $ 1,484  $ 1,421  $ 1,146
                                              =======  =======  =======

   The discount rate used in determining the accumulated postretirement benefit obligation was 7.00% and 7.75% at January 3, 1998 and December 28, 1996, respectively. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not affect the Corporation's costs.

   Other Benefits The Corporation has established an Incentive Savings Plan
   (401K) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1997, 1996 and 1995 were $2,408,000, $2,341,000 and $2,148,000, respectively.

   8    Income Taxes

   The provision for income taxes consists of the following:

                                       Dollars in thousands
                                   1997        1996        1995
   Current:
        Federal                  $25,531     $25,354     $27,347
        State                      5,772       5,754       5,564
        Foreign                    1,325         866         276
                                 -------     -------     -------
                                  32,628      31,974      33,187
   Deferred                       (5,128)      1,326       2,313
                                 -------     -------     -------
   Provision for income taxes    $27,500     $33,300     $35,500
                                 =======     =======     =======

   Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                            1997      1996      1995

   Statutory federal tax rate               35.0%     35.0%     35.0%
   State and local income taxes,
     less applicable federal tax benefit     3.9       4.1       4.3
   Other, net                                (.1)       .4        .6
                                            ----      ----      ----
   Effective income tax rate                38.8%     39.5%     39.9%
                                            ====      ====      ====

        Temporary differences which give rise to the deferred tax assets and liabilities at January 3, 1998 and December 28, 1996 are as follows:

                                              Dollars in thousands
                                                 1997         1996
   Deferred tax assets:
   Vacation accrual                            $2,735       $2,383
   Other accrued liabilities                   10,202        3,998

   Reserve for uncollectible accounts           1,643        1,332
   Other                                        1,918        1,432
                                             --------     --------
                                              $16,498       $9,145
                                             ========     ========

   Deferred tax liabilities:
        Accelerated depreciation             $(33,026)    $(29,648)
      Goodwill amortization                     5,427          (66)
        Accrued pension cost                    2,139        2,523
        Accrued postretirement benefit cost     2,109        1,575
        Deferred compensation                   2,159        2,235
        Other                                   1,361        1,576
                                             --------     --------
                                             $(19,831)    $(21,805)
                                             ========     ========

   No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $5,443,000 and $2,882,000 at January 3, 1998 and December 28, 1996, respectively, and are considered permanently invested.

   The non-United States component of income before income taxes was $3,886,000 and $2,444,000 in 1997 and 1996, respectively.

   9    Capital Stock

   In March 1996, the Corporation distributed a three-for-two stock split effected in the form of a 50% stock dividend. The par value of the additional shares issued was capitalized by a transfer of $1,029,000 from retained earnings to common stock.

   Prior to 1997, the Corporation was authorized by the Board of Directors to purchase up to 1,500,000 shares of outstanding common stock in the open market. As of December 28, 1996, 303,600 shares of the Corporation's stock had been repurchased under this authority for an aggregate cost of $7,098,000. During 1997 an additional 1,158,900 shares were repurchased under this authority for an aggregate cost of $28,713,000. In 1997 the Corporation was authorized by the Board of Directors to purchase up to an additional 1,500,000 shares of outstanding common stock in the open market. As of January 3, 1998, 298,000 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $7,549,000. All of the repurchased shares were subsequently canceled.

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

   10   Restructuring Charge

   In the third quarter of 1997, the Corporation recorded a restructuring charge of $13.5 million ($8.1 million after tax and $.27 per common share) related to the sale of its point-of-purchase sign and display business, the discontinuation of the intaglio print-based security products business and the interactive video operation, and the closing of three Banta Global Turnkey facilities. Pre-tax cash payments associated with the restructuring charge, consisting largely of lease termination costs, are expected to total approximately $5.6 million, of which $1.8 million was paid in 1997. The balance is expected to be paid in 1998.

   The following table presents the components of the Corporation's restructuring reserves together with the payments against the reserves from their establishment through January 3, 1998:

                                                    Dollars in thousands
                                      Original
                                   Restructuring  Asset     Cash     Year-End
                                       Charge    Write down Payments  Balance

   Write down of property, plant and
    equipment, and other assets         $7,924  $(7,924)    $   -     $  -
   Expenditures for closing facilities   5,576         -     (1,843)   3,733
                                       -------   -------    -------   ------
   Total                               $13,500   $(7,924)   $(1,843)  $3,733
                                       =======   =======    =======   ======

   11   Geographic Information

   Summarized data for the Corporation's European operations for 1997, 1996 and 1995 are as follows:

                                     Dollars in thousands
                                   1997      1996        1995

   Net sales                    $145,692   $138,023    $54,638
   Earnings from operations        3,959      2,779      1,654
   Assets                         77,383     79,488     66,147

   There are no material transactions between the Corporation's domestic and European operations.

   12   Contingencies

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

   Report of Independent Public Accountants

   To the Shareholders of Banta Corporation:

   We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended January 3, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 3, 1998, in conformity with generally accepted accounting principles.

   Arthur Andersen LLP

   Milwaukee, Wisconsin,
   February 2, 1998


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

        The Consolidated Financial Statements appearing in this Annual Report have been audited by Arthur Andersen LLP. Its audits were made in accordance with generally accepted auditing standards and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

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

   Unaudited Quarterly Financial Information

   The following table presents financial information by quarter for the years 1997 and 1996.

                                                       Dollars in thousands (except per share data)
                              Quarter Ended               Quarter Ended           Quarter Ended             Quarter Ended
                                   March                    June                   September                   December
                             1997         1996        1997         1996        1997         1996         1997          1996
   Net sales             $275,363     $271,270    $276,217     $258,650    $298,322     $264,552     $352,581      $289,291
   Gross earnings          52,722       49,723      57,646       51,971      59,707       56,650       68,488        60,683
   Net earnings            10,018        8,838      12,584       11,824      5,602*       15,295       15,119        14,950
   Basic earnings per
     share of common stock    .33          .28         .42          .38         .19          .49          .51           .48
   Diluted earnings per
    share of common stock     .33          .28         .42          .38         .19          .49          .50           .48


   * Third quarter 1997 results of operations include a restructuring charge of $8.1 million, after tax ($.27 per common share).


   Dividend Record and Market Prices

                                        Per Share of Common Stock

                            First    Second     Third    Fourth     Entire
                          Quarter   Quarter   Quarter   Quarter      Year

   1997 dividends paid      $ .11     $ .12     $ .12     $ .12       $ .47
   Price range:
     High                $ 26 5/8  $ 29 1/2  $ 29 7/8  $ 28 11/16  $ 29 7/8
     Low                   22 1/2    24 7/8    26 1/8    24 3/4      22 1/2

   1996 dividends paid      $ .11     $ .11     $ .11     $ .11       $ .44
   Price range:
     High                $ 30 5/8  $ 27 1/4  $ 25 3/8  $ 25 1/4    $ 30 5/8
     Low                   25 3/4    22 3/4    20 3/4    20 1/2      20 1/2


   Banta Corporation is included in the NASDAQ National Market List and the symbol is BNTA. The stock prices listed above are the high and low trades. As of February 2, 1998, the Corporation had 2,465 shareholders of record.