Form 10-K405, Exhibit 13
period 1999-01-02
BANTA CORP
filed 1999-04-02
CIK 9801


Banta Corporation
Financial Highlights
---------------------------------------------------------------------------------------------------------------
Dollars in thousands (except per share data)                 1998          1997                  Percent Change
---------------------------------------------------------------------------------------------------------------

Statement of Earnings
Net sales                                                $1,335,796          $ 1,202,483              11.1%
Net earnings before income taxes                             86,090               70,823              21.6
Net earnings 1                                               52,940               43,323              22.2
Net earnings before restructuring charge                     52,940               51,423               3.0
Return on average shareholders' investment 2                     12.8%                12.3%             --


Balance Sheet
Working capital                                          $  158,129          $   165,308              (4.3)%
Plant and equipment at cost                                 758,440              718,669               5.5
Long-term debt                                              120,628              130,065              (7.3)
Shareholders' investment                                    409,931              414,103              (1.0)
Debt to total capitalization 3                                   22.7%                23.9%           --


Per Share
Basic earnings 1                                         $        1.80       $         1.45           24.1%
Diluted earnings 1                                                1.80                 1.44           25.0
Diluted earnings before restructuring charge                      1.80                 1.71            5.3
Cash dividends paid                                                .51                  .47            8.5
Book value                                                       14.51                13.90            4.4
Stock price range                                               217/8-347/8          221/2-297/8      --
---------------------------------------------------------------------------------------------------------------

1 Results of operations for 1997 include a restructuring charge of $8.1 million, after tax, or $.27 per common share.

2 Calculated based on earnings before 1997 restructuring charge.

3 Long-term debt to long-term debt and shareholders' investment.

Banta Corporation
Five-Year  Summary  of  Selected   Financial  Data  Not  Covered  by  Report  of
Independent Public Accountants

---------------------------------------------------------------------------------------------------------------------------------


Dollars in thousands (except per share data)                 1998           1997          1996           1995          1994
---------------------------------------------------------------------------------------------------------------------------------

Summary of Earnings1
Net sales                                              $1,335,796     $1,202,483    $1,083,763    $1,022,650       $811,330
Net earnings 2                                             52,940         43,323        50,907         53,550        47,228
Net earnings before restructuring charge                   52,940         51,423        50,907         53,550        47,228
Net earnings per common share:
  Basic 2                                                       1.80           1.45          1.64           1.76          1.57
  Diluted 2                                                     1.80           1.44          1.63           1.75          1.56
  Diluted before restructuring charge                           1.80           1.71          1.63           1.75          1.56
Dividends paid per common share                                  .51            .47           .44            .37           .35


Financial Summary
Working capital                                           158,129        165,308       219,630        187,956       101,422
Net plant and equipment                                   318,635        338,357       319,939        313,718       293,662
Total assets                                              769,966        781,216       719,218        678,809       577,763
Long-term debt                                            120,628        130,065       133,696        134,953        67,834
Interest expense                                           10,825         11,062        10,214          9,891         5,902
Shareholders' investment                                  409,931        414,103       420,592        387,112       331,587
Book value per share of common stock 3                      14.51          13.90         13.58          12.55         10.98
---------------------------------------------------------------------------------------------------------------------------------

1    All years comprised 52 weeks, except 1997 which comprised 53 weeks.
2    Results  of  operations  for 1997  include a  restructuring  charge of $8.1 million, after tax, or $.27 per common share.
3    Book values per share of common  stock are based on shares  outstanding  at year-end.

Management's Discussion and Analysis of Financial Position and Operations
--------------------------------------------------------------------------------

Highlights Results for 1998 included the following:

*   Sales increase of $133 million, up 11%
*   Increased net earnings and record earnings per share
*   Working capital reductions and improved Economic Profit
* Cash provided from operating activities of $135 million which was used to support investments and key initiatives, including:
    - Investment in the Corporation's Bomedia(a) digital content management system
    -   Investment in digital technologies
    -   Expansion into the South American print market
    -   Integration of the Corporation's late 1997 acquisitions
    -   1.7 million shares of stock repurchased
    - Capital expenditures including capacity expansions for the book and magazine markets

    Sales for 1998 were $1.34 billion, an 11% increase over the prior year sales of $1.20 billion. Influencing 1998 sales were the acquisitions effected in the third and fourth quarters of 1997, increased volume within turnkey services, increased print volume for the book and magazine markets and a slight reduction in paper prices. Although the reduction in 1998 paper prices was less significant than in prior years, fluctuations impact the Corporation's sales proportionately given the substantial amount of purchased paper in the printing operations.
    Net earnings of $52.9 million for 1998 were 3% higher than the prior year earnings of $51.4 million, prior to the 1997 restructuring charge of $8.1 million after tax ($.27 per share). Diluted earnings per share in 1998 reached a record high at $1.80 per share compared with $1.71 per share in 1997, prior to the restructuring charge.
    During 1998, the Corporation increased its focus on asset management with its Economic Profit model. Economic Profit monitors the contribution of asset investments compared to the cost of capital with the expected benefit of reducing working capital. With this continued focus during 1998, the Corporation lowered year-end inventories by 22% compared to the prior year. Also, with an 11% increase in sales, receivables were only slightly above the prior year. As a result of these initiatives and cost-containment efforts, the Corporation was able to improve its Economic Profit during the first full year it used Economic Profit to gauge its progress.
    With strong cash flow from operating activities in 1998, Banta continued to invest in new technologies and key growth sectors along with a continued
improvement in shareholder value through an aggressive share repurchase initiative. During 1998, resources were devoted to developing the Corporation's Bomedia digital content management system to automate customers' production processes by streamlining information storage and retrieval for print and electronic distribution. Initial software programs were developed in 1998 and additional enhancements are expected to be available by mid-year 1999. Banta also strengthened its digital and graphic design capabilities in 1998 through two complementary acquisitions. These acquisitions will further position Banta as a single-source provider of multiple graphic communications solutions. During 1998, the Corporation expanded into the South American print market by acquiring a 30% equity interest in one of Chile's leading printers.
    Also in 1998, the consolidation and integration of the single-use medical and dental products supplier acquired in late 1997 was completed. Efforts included the consolidation of a major production facility and a distribution facility requiring the construction of a 200,000-square-foot distribution center. Financial and manufacturing systems were also integrated during 1998. The consolidation efforts will benefit 1999 and future years.
    Finally, Banta continued to make a substantial investment in its share repurchase initiative. The Corporation repurchased 1.7 million shares totaling approximately $47 million in 1998 in addition to the $36 million of shares repurchased in 1997. The previously authorized program has a remaining balance available in excess of $60 million for repurchase. The Corporation will continue its efforts to actively repurchase shares in 1999 as an opportunity to create shareholder value.

Net Sales The Corporation operates in one primary business segment, print, with other business operations in turnkey services and healthcare products. The print segment provides comprehensive single source print and print-related services to publishers of educational and general books, direct marketing materials, consumer and business catalogs and special-interest magazines. Turnkey services provides project management, product assembly, fulfillment and product localization services primarily to technology companies in the U.S. and Europe. Healthcare products is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals. This business also has product lines with related applications for the food service industry and film sales.

    Printing segment net sales of $1.0 billion for 1998 were $68 million, or 7% higher than the prior year total of $936 million. Net sales for the printing segment market classifications, as a percent of total print segment sales, were as follows:

--------------------------------------------------------------------------------
                             1998         1997         1996
--------------------------------------------------------------------------------

Books                          29%          30%          29%
Direct Marketing               25           25           25
Catalogs                       24           23           24
Magazines                      16           14           14
Other                           6            8            8
--------------------------------------------------------------------------------
                              100%         100%         100%
================================================================================

    The print operations serving the magazine market achieved strong sales growth in 1998 with its late 1997 acquisition of the Greenfield Printing & Publishing Company and a significant capacity expansion at the Kansas City, Mo., facility. Advertising page counts were consistent with the high level in 1997, which resulted in a continued favorable capacity utilization. Improvement in book market sales resulted from increased trade book printing activity. This increase was partially offset by the cyclically lower number of textbook adoption programs in 1998 and lower customer order quantities to control inventory levels. A strong textbook adoption period is projected for years 2000 and 2001, with some potential benefit for late 1999. Sales for direct marketing materials were above 1997 due to sales volume added from the prior year acquisition and added volumes at existing facilities. Catalog market sales in 1998 were above the prior year primarily due to increased volume for business catalogs, however consumer catalog sales volume was lower. Sales in the "other" category, which primarily includes digital imaging services, were flat compared to the prior year.
    Turnkey services sales were $226 million in 1998, an increase of 22% over 1997 sales. The European segment of turnkey services achieved strong sales growth influenced by the successful launch of Microsoft's Windows 98 and new opportunities to serve other large software customers. 1998 sales for the U.S. segment of turnkey services were slightly above the prior year. Sales levels within turnkey services are subject to greater variations, as several of the Corporation's facilities are dependent on a small number of large customers. The Corporation's sales levels are therefore closely correlated to the success of its customers' products in the marketplace.
    Healthcare products sales of $106 million in 1998 were significantly higher than the prior year due to the acquisition of The Omnia Group ("Omnia") in the third quarter of 1997.
    In 1997, printing segment net sales were $936 million compared to $857 million in 1996. Book market sales in 1997 increased significantly over the prior year as a result of higher educational volume and products for the trade market. Catalog sales were level with the prior year while sales in direct marketing materials increased due to added volume from both new and existing facilities. A competitive pricing environment in catalogs and direct marketing materials reduced both sales and margins. Sales volume grew in the magazine market due to increased advertising pages and market share gains. The sales increase in the "other" classification was primarily attributed to increased digital imaging activity.
    Increased 1997 sales for turnkey services resulted primarily from added sales volume generated by new facilities opened during the year. This increase was partially offset by the closing of three U.S. turnkey facilities in the third quarter of 1997 that no longer met location or customer requirements. Sales for healthcare products increased in 1997 due primarily to the inclusion of sales from Omnia, which was acquired in the third quarter of 1997.

Cost of Goods Sold In 1998, cost of goods sold as a percent of sales was 80.1% compared with 80.2% in 1997 and 79.8% in 1996.
    Margins for the Corporation's printing segment were impacted by several factors in 1998. Margins improved through increased utilization and efficiencies within the magazine market. Improved productivity and utilization within the information services division of the book market also led to increased margins. These margin improvements were substantially offset by competitive pricing, particularly in the markets for catalogs and direct marketing materials, and underutilized plant capacity. Inefficiencies and underutilization negatively impacted margins at the direct marketing mailing and fulfillment facility acquired in late 1997. The Corporation is currently reviewing remedial actions to eliminate this underperformance in the future.
    Turnkey services margins were higher as a result of increased utilization at both the U.S. and European operations. Successful product launches by European customers had a positive impact on margins. In 1997, margins were negatively impacted by losses incurred at the three facilities closed in late 1997 and start-up costs at new facilities opened during the year. Turnkey services expects to achieve single digit operating margins due to the substantial material content included in sales. However, with significantly less capital investment per facility, shareholder value can be created notwithstanding the lower operating margins.
    Operating margins for healthcare products were below the prior year as a result of the consolidation and integration efforts related to the acquisition of Omnia. These efforts were substantially completed at the end of 1998.

    The lower margins in 1997 compared to 1996 resulted from several factors. Increasingly competitive pricing, particularly in the commercial markets, impacted printing segment margins. This was partially offset by improved margins in the book and magazine markets due to higher levels of utilization. Margins in 1996 were favorably impacted by changes in the LIFO valuation adjustment.
    Turnkey services margins were lower in 1997 as a result of start-up costs at three locations opened during the year, as well as losses incurred at three other facilities prior to their shutdown. Margins for healthcare products in 1997 compared to 1996 were comparable.

Expenses Selling and administrative expenses as a percent of sales were 12.6%, 12.1% and 11.7% in 1998, 1997 and 1996, respectively. Selling and administrative expenses increased $22.4 million (15.4%) in 1998 and $18.7 million (14.7%) in 1997. The acquisitions made late in 1997 accounted for approximately 60% of the 1998 increase. Also in 1998, Banta continued its investment in the Bomedia digital content management system. Selling and administrative expenses as a percent of sales were substantially higher since the initial software versions related to this investment were released late in 1998. The remainder of the increase was primarily a result of costs required to support 1998's increased sales volume, including sales commissions and other support costs. The 1997 increase is attributable to the acquisitions made during the year and costs required to support 1997's increased sales volume.

Earnings From Operations Earnings from operations as a percent of sales were 7.3%, 6.6% and 8.5% in 1998, 1997 and 1996, respectively. In 1997, earnings from operations as a percent of sales were 7.7% before the restructuring charge. The slight reduction in the 1998 percent was due to the aforementioned increase in selling and administrative expenses to support the 1997 acquisitions and investment initiatives. This decrease was partially offset by margin improvements within the print and turnkey segments. The reduction in the percent from 1996 to 1997 primarily resulted from margin erosion caused by competitive pricing and increased selling and administrative expenses in 1997.
    In the third quarter of 1997, the Corporation recorded a restructuring charge of $13.5 million ($8.1 million after tax or $.27 per common share) related to the sale, closing and discontinuation of certain businesses. At January 3, 1998, the remaining reserve totaled $3.7 million. During 1998, the restructuring initiatives were completed with the balance of the reserve used.

Interest Expense and Other Income (Expense) Interest expense was $10.8 million, $11.1 million and $10.2 million in 1998, 1997 and 1996, respectively. During 1998, the Corporation incurred no significant new long-term debt. Lower interest expense in 1998 primarily resulted from the repayment of long-term obligations during 1997 and 1998. The impact on interest expense due to lower weighted-average interest rates was substantially offset with higher levels of average short-term borrowings. Interest expense rose in 1997 compared to 1996 as a result of the short-term credit facilities used in the latter part of 1997 to finance three acquisitions. Other expense was $0.6 million in 1998 compared to other income of $2.3 million in 1997. The change is primarily due to reduced interest income and other non-operating income, offset slightly by a gain of $0.9 million on the sale of a building in 1998.

Pre-tax Earnings and Provision for Income Taxes Pretax earnings as a percent of sales were 6.4%, 5.9% (7.0% before the restructuring charge), and 7.8% in 1998, 1997 and 1996, respectively. The reduction in 1998 pre-tax earnings as a percent of sales compared to 1997, before restructuring, is due to increased operating expenses offset partially by 1998 margin improvements.
    Effective income tax rates were 38.5%, 38.8% and 39.5% in 1998, 1997 and 1996, respectively. The reduction in the effective tax rates in 1998 and 1997 was due to lower tax rates on earnings of the European operations and the impact of tax exempt interest earned on short-term investments.

Liquidity and Capital Resources The Corporation has historically raised long-term debt financing by issuing unsecured promissory notes to insurance companies on a private placement basis. No significant long-term borrowings were required over the last three years.
    The Corporation generally raises short-term funds by selling commercial paper. Such borrowings are primarily supported by a credit facility with a total borrowing capacity of $70 million. Average outstanding short-term borrowings during 1998, 1997 and 1996 were $24.5 million, $11.6 million and $0.8 million, respectively. The 1998 increase resulted primarily from borrowings used to repurchase shares of common stock and to finance acquisitions made late in 1997. The 1997 increase resulted primarily from borrowings used to finance acquisitions. Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and share repurchase initiatives, as well as any other investment opportunities that may arise.
    During 1998, U.S. working capital decreased $36 million. This improvement was primarily due to enhanced asset management. With an 11% increase in sales, receivables were essentially flat with the prior year and inventories were down $21 million. These improvements were partially offset by an increase in short-term investments at European operations. The 1997 decrease in working capital was due to financing acquisitions with cash and short-term borrowings.
    The Corporation repurchased approximately 1.7 million shares of its common stock at an average price of $27.67 in 1998 and approximately 1.5 million shares at an average price of $24.89 in 1997. The share repurchase program authorized by the Corporation's Board of Directors during 1998 has in excess of $60 million remaining for future investment. During 1999 the Corporation expects to continue its repurchase of shares pursuant to this authorization as market conditions warrant. Any future stock repurchases will be funded by a combination of cash provided from operations and short-term borrowings.
    The Corporation's capital investment program, which resulted in capital spending of $55 million in 1998, reflects its commitment to maintain modern, efficient plants and to be able to utilize new printing and digital imaging technologies. Preliminary plans for 1999 are for capital commitments to exceed $70 million. Cash requirements are expected to exceed that amount as the unpaid balance of prior commitments exceeded $30 million at the end of 1998.

Other Matters During 1998, the Corporation completed an evaluation of its computer software to determine its ability to handle dates beginning with the year 2000. It was determined that a significant portion of the Corporation's software was already year-2000 compliant. This evaluation also resulted in the development of detailed plans to replace certain software and to reprogram other software. Banta also implemented a program to confirm that business and manufacturing system hardware, control systems and software supplied by significant third party vendors is year-2000 ready. Although complete assurance cannot be given, management currently believes it is devoting the necessary resources to resolve all significant year-2000 issues, both Information Technology ("IT") and non-IT related, by mid-1999. The Corporation is currently conducting audits and operational readiness testing as well as pursuing certification of year-2000 readiness from significant third party vendors.
    The Corporation's contingency plan related to third party vendors is to identify additional suppliers and alternate sources for essential materials, primarily paper, in case one or more of its suppliers were not year-2000 ready. The majority of the Corporation's internal IT-related systems has either been replaced or is in the process of being replaced with year-2000 compliant systems. Accordingly, a contingency plan has not been developed for internal IT-related systems and is not currently considered necessary. The Corporation is currently testing non-IT-related systems (HVAC, safety and security) and has not determined whether a contingency plan is needed.
    The risk of not being year-2000 compliant on a timely basis is that product shipments could potentially be delayed, which could have an adverse impact on, among other things, the Corporation's revenues and earnings. Additional resources, which cannot be accurately estimated at this time, would be required to process and fulfill customer orders.
    During 1998, the Corporation spent approximately $3.5 million to upgrade and replace its systems to ensure year-2000 readiness. The Corporation estimates it will incur additional costs of $3 to $4 million in 1999. The majority of the systems development costs will be capitalized.

Future Accounting Pronouncement In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The Corporation intends to adopt this standard in 2000. The adoption of this standard is not expected to have a material effect on the Corporation's financial statements.

Forward Looking Statements Due to the forward-looking nature of the preceding information, the Corporation recommends readers reference the "Safe Harbor" Statement which is reproduced on page 35 of this Annual Report to Shareholders.

Risk Management The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. However, since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is minimal. Exposure to adverse changes in foreign exchange rates is also considered immaterial. Accordingly, management believes the Corporation is not subject to market risk as defined in Item 305 of Regulation S-K.

Report of Independent Public Accountants

To the Shareholders of Banta Corporation:
We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended January 2, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 2, 1999, in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Milwaukee, Wisconsin
February 1, 1999

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

Banta Corporation
CONSOLIDATED BALANCE SHEETS  January 2, 1999, and January 3, 1998
---------------------------------------------------------------------------------------------------------------------------


Dollars in thousands                                                                                    1998          1997
---------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
  Cash and cash equivalents                                                                       $    26,584    $   16,432
  Receivables, less reserves of $3,835 and $3,708, respectively                                       233,200       228,483
  Inventories                                                                                          74,724        95,341
  Prepaid expenses                                                                                      7,887         8,922
  Deferred income taxes                                                                                12,225        16,498
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      354,620       365,676
Plant and Equipment:
  Land                                                                                                  8,371         8,544
  Buildings and improvements                                                                          111,143       107,298
  Machinery and equipment                                                                             638,926       602,827
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      758,440       718,669
  Less accumulated depreciation                                                                      (439,805)     (380,312)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      318,635       338,357
Other Assets                                                                                           20,989        14,524
Cost in Excess of Net Assets of Businesses Acquired                                                    75,722        62,659
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  $   769,966      $781,216
============================================================================================================================

Liabilities and Shareholders' Investment
Current Liabilities:
  Short-term debt                                                                                 $    36,140    $   33,880
  Accounts payable                                                                                    107,649       106,235
  Accrued salaries and wages                                                                           25,085        22,575
  Other accrued liabilities                                                                            20,706        32,492
  Current maturities of long-term debt                                                                  6,911         5,186
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      196,491       200,368
Non-current Liabilities:
  Long-term debt                                                                                      120,628       130,065
  Deferred income taxes                                                                                22,214        19,831
  Other non-current liabilities                                                                        20,702        16,849
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      163,544       166,745
Shareholders' Investment:
  Common stock -- $.10 par value, authorized 75,000,000 shares; 28,260,957
   and 29,793,279 shares issued and outstanding, respectively                                           2,826         2,979
  Amount in excess of par value of stock                                                                   --        35,542
  Accumulated other comprehensive loss                                                                 (2,308)       (3,498)
  Retained earnings                                                                                   409,413       379,080
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      409,931       414,103
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  $   769,966    $  781,216
============================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


Banta Corporation
CONSOLIDATED STATEMENTS OF EARNINGS  For the Periods  Ended  January 2, 1999,
January 3, 1998, and December 28, 1996
---------------------------------------------------------------------------------------------------------------------------


Dollars in thousands (except earnings per share)                                       1998           1997          1996
---------------------------------------------------------------------------------------------------------------------------

Net sales                                                                           $1,335,796     $1,202,483    $1,083,763
Cost of goods sold                                                                   1,070,319        963,920       864,736
---------------------------------------------------------------------------------------------------------------------------
  Gross Earnings                                                                       265,477        238,563       219,027

Selling and administrative expenses                                                    167,932        145,519       126,855
Restructuring charge                                                                        --         13,500           ---
---------------------------------------------------------------------------------------------------------------------------
  Earnings from Operations                                                              97,545         79,544        92,172

Interest expense                                                                       (10,825)       (11,062)      (10,214)
Other (expense) income, net                                                               (630)         2,341         2,249
---------------------------------------------------------------------------------------------------------------------------
  Earnings Before Income Taxes                                                          86,090         70,823        84,207

Provision for income taxes                                                              33,150         27,500        33,300
---------------------------------------------------------------------------------------------------------------------------
  Net Earnings                                                                      $   52,940     $   43,323    $   50,907
===========================================================================================================================

  Basic Earnings per Share of Common Stock                                          $     1.80     $     1.45    $     1.64
===========================================================================================================================


  Diluted Earnings per Share of Common Stock                                        $     1.80     $     1.44    $     1.63
===========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Banta Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS  For the Periods Ended January 2, 1999,
January 3, 1998, and December 28, 1996
--------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                    1998           1997          1996
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                                         $  52,940     $   43,323      $ 50,907
Adjustments to reconcile net earnings to net cash provided
  by operating activities, net of acquisitions:
   Depreciation and amortization                                                        66,862         62,107        58,270
   Deferred income taxes                                                                   195         (5,128)        1,326
   Restructuring charge                                                                     --         13,500            --
   Restructuring charges paid                                                           (3,733)        (1,843)           --
   Change in assets and liabilities, net of effects of acquisitions:
     (Increase) in receivables                                                          (4,077)        (2,603)       (6,562)
     Decrease (increase) in inventories                                                 20,017        (10,931)        1,831
     Decrease (increase) in other current assets                                         1,036         (1,806)       (1,179)
     (Decrease) increase in accounts payable and accrued liabilities                    (4,625)        23,843         2,250
     Decrease (increase) in other non-current assets                                     3,462           (832)        1,406
     Other, net                                                                          3,782         (1,890)        2,574
---------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  135,859        117,740       110,823

Cash Flows from Investing Activities
Capital expenditures                                                                   (55,412)       (63,065)      (60,461)
Proceeds from sale of plant and equipment                                                6,634          3,571         2,376
Cash used for acquisitions, net of cash acquired                                        (7,434)       (75,598)           --
Additions to long-term investments                                                      (5,741)        (1,806)           --
---------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                     (61,953)      (136,898)      (58,085)

Cash Flows from Financing Activities
Short-term debt proceeds, net                                                            2,260         29,260         4,620
Proceeds from issuance of long-term debt                                                    --          1,600            --
Payments on long-term debt                                                              (7,712)        (5,697)       (9,210)
Proceeds from exercise of stock options                                                  3,738          3,418         2,797
Dividends paid and stock redemptions                                                   (15,018)       (14,146)      (13,560)
Repurchase of common stock                                                             (47,022)       (36,262)       (7,098)
---------------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                                     (63,754)       (21,827)      (22,451)

Net increase (decrease) in cash and cash equivalents                                    10,152        (40,985)       30,287
Cash and cash equivalents at beginning of year                                          16,432         57,417        27,130
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $  26,584      $  16,432      $ 57,417
===========================================================================================================================

Cash payments for:
  Interest, net of amount capitalized                                                $  12,101      $  10,818      $ 10,312
  Income taxes                                                                          33,481         30,583        30,292


The accompanying notes to consolidated financial statements are an integral part of these statements.

Banta Corporation
CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  INVESTMENT  For the  Periods  Ended
January 2, 1999, January 3, 1998, and December 28, 1996
------------------------------------------------------------------------------------------------------------------------

Dollars in thousands

                                                 Common Stock
                                        --------------------------     Amount in      Accumulated
                                             Shares            Par     Excess of     Other Compre-       Retained
                                        Outstanding          Value     Par Value     hensive Income       Earnings          Total
---------------------------------------------------------------------------------------------------------------------------------

Balance, December 30, 1995               20,559,614         $2,056       $70,138           $   (118)     $ 315,036      $387,112
                                                                                                                       ---------
  Net earnings                                                                                              50,907        50,907
  Other comprehensive income                                                                  1,591                        1,591
                                                                                                                       ---------
  Comprehensive income                                                                                                    52,498
  Cash dividends ($.44 per share)                                                                          (13,553)      (13,553)
  Stock options exercised                   183,894             18         2,779                                           2,797
  Repurchase of common stock               (303,600)           (30)       (7,068)                                         (7,098)
  Three-for-two stock split effected in
   the form of a 50% stock dividend      10,292,824          1,029            (7)                           (1,029)           (7)
  Stock issued for acquisition              236,337             24           277                            (1,458)       (1,157)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996               30,969,069          3,097        66,119              1,473        349,903       420,592
                                                                                                                        ---------
  Net earnings                                                                                              43,323        43,323
  Other comprehensive income                                                                 (4,971)                      (4,971)
                                                                                                                        ---------
  Comprehensive income                                                                                                    38,352
  Cash dividends ($.47 per share)                                                                          (14,146)      (14,146)
  Stock options exercised                   204,914             20         3,397                                           3,417
  Repurchase of common stock             (1,456,900)          (146)      (36,116)                                        (36,262)
  Stock issued for acquisition               75,715              8         2,131                                           2,139
  Other                                         481                           11                                              11
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998                 29,793,279          2,979        35,542             (3,498)       379,080       414,103
                                                                                                                        ---------
  Net earnings                                                                                              52,940        52,940
  Other comprehensive income                                                                  1,190                        1,190
                                                                                                                      -----------
  Comprehensive income                                                                                                    54,130
  Cash dividends ($.51 per share)                                                                          (15,018)      (15,018)
  Stock options exercised                   166,578             17         3,721                                           3,738
  Repurchase of common stock             (1,698,900)          (170)      (39,263)                           (7,589)      (47,022)
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1999                 28,260,957         $2,826       $    --           $ (2,308)     $ 409,413      $409,931
=================================================================================================================================


There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued. The accompanying notes to consolidated ?nancial statements are an integral part of these statements.

       Note 1

       Summary of Accounting Policies
Significant   accounting   policies  followed  by  the  Banta  Corporation  (the
"Corporation" or "Banta") in maintaining financial records and preparing financial statements are:

Business The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Banta also offers global project management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 1998, 1997 or 1996.

Year-end The Corporation's operating year ends on the Saturday closest to December 31. Operating years 1998 and 1996 ended on January 2, 1999, and December 28, 1996, respectively, and comprised 52 weeks each. The year 1997 ended on January 3, 1998, and comprised 53 weeks.

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

Earnings Per Share of Common Stock Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 29,334,298, 29,973,736 and 31,103,078 in 1998, 1997 and
1996, respectively. Average common and common equivalent shares for computation of diluted earnings per share were 29,474,873, 30,113,098 and 31,249,169 in 1998, 1997 and 1996, respectively.
    The shares outstanding used to compute diluted earnings per share for the fourth quarter of 1998, 1997 and 1996 excluded outstanding options to purchase 1,295,246, 408,300 and 701,600 shares of common stock, respectively, with weighted-average exercise prices of $26.67, $27.64 and $26.09, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares during the respective quarter and their inclusion in the computation would have been antidilutive.

Foreign Currency Translation Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52. Foreign currency transaction gains and losses were insignificant in 1998, 1997 and 1996.

Capitalized Interest The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $11,756,000 in 1998, $12,007,000 in 1997, and $12,030,000 in 1996 of which $931,000, $945,000 and $1,816,000 was capitalized in 1998, 1997 and 1996, respectively.

Cash and Cash Equivalents Short-term investments, with maturities of less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows.
These investments are stated at cost which approximates market.

Inventories Approximately 32% and 34% of total inventories in 1998 and 1997, respectively, and the majority of the Corporation's inventories used in its printing operations, are accounted for at cost, determined by a last-in, first-out (LIFO) basis, which is not in excess of market. The remaining inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) basis.

    Inventories include material, labor and manufacturing overhead. Inventory amounts at year-end are as follows:


--------------------------------------------------------------------------------
Dollars in thousands                                       1998         1997
--------------------------------------------------------------------------------
Raw materials and supplies                              $35,270      $55,026
Work-in-process and finished goods                       43,963       44,908
--------------------------------------------------------------------------------
FIFO value (current cost) of all inventories             79,233       99,934
Excess of current cost over carrying
  value of LIFO inventories                              (4,509)      (4,593)
--------------------------------------------------------------------------------
Net inventories                                         $74,724      $95,341
================================================================================

Plant and Equipment Plant and equipment (including major renewals and betterments) are carried at cost and depreciated over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are generally amortized over the term of the leases on a straight-line basis. The general range of useful lives for financial reporting is 15 to 25 years for buildings and improvements and 3 to 10 years for machinery and equipment.

Product Development Costs incurred in the development of new products, prior to establishing technological feasibility, are charged to expense as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Corporation's product development process, technological feasibility is established upon completion of a detailed design. Capitalized software costs are amortized on a product-by-product basis over a period of three to five years, depending on the estimated useful life of the software. The unamortized balance, as included in other assets, was $7,547,000 and $1,806,000 at January 2, 1999 and January 3, 1998, respectively.

Income Taxes Deferred tax liabilities and assets are determined based on the difference between the book and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Cost in Excess of Net Assets of Businesses Acquired Cost in excess of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 20 to 25 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill.
Accumulated amortization of goodwill was $10,700,000 and $8,128,000 as of January 2, 1999, and January 3, 1998, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Comprehensive Income The Corporation adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" in 1998. Other comprehensive income (loss) was comprised solely of foreign currency translation adjustments. The Corporation does not record U.S. income taxes on foreign currency translation adjustments because it does not provide for taxes on undistributed earnings of foreign subsidiaries.

Derivative Financial Instruments In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The Corporation intends to adopt this standard in 2000. The Corporation occasionally utilizes interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1998, 1997 or 1996.

Internal-use Software The Corporation has elected early adoption of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the Accounting Standards Executive Committee of the AICPA. Amortization of capitalized software is computed on an item-by-item basis over a period of three to five years, depending on the estimated useful life of the software.

    Note 2

    Acquisitions
Acquisition of Morgan Impresores S.A. In November 1998, the Corporation acquired a 30 percent equity interest in Morgan Impresores S.A. ("Morgan") for approximately $4.2 million in cash. Morgan, a Santiago, Chile-based company, provides a wide variety of print materials and specialty product labels. The equity method of accounting will be used to account for this investment prospectively as of the acquisition date.

Acquisition of The Omnia Group In September of 1997, the Corporation acquired The Omnia Group ("Omnia") for approximately $50.7 million in cash. Omnia is a supplier of single-use medical and dental products. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets by $19.4 million. This acquisition was accounted for as a purchase and accordingly, the accompanying financial statements of the Corporation include the results of Omnia beginning with the acquisition date.

Acquisition of Greenfield Printing & Publishing In October of 1997, the Corporation acquired Greenfield Printing & Publishing Company ("Greenfield") for approximately $21.3 million in cash. Greenfield is a printer of special-interest and trade magazines. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and the identified intangible assets by $13.8 million. This acquisition was accounted for as a purchase.

Other Acquisitions During 1998, the Corporation acquired all the outstanding capital stock of Type Designs, Inc., which provides a full range of design and graphic production services. The Corporation also acquired the assets and assumed certain liabilities of Meadows Information Systems, Inc., which develops page layout and design software products. These acquisitions were accounted for as purchases with a combined acquisition price of $4.2 million.
    In September of 1997, the Corporation acquired Bock West, Inc. ("Bock West") for 75,715 shares of the Corporation's common stock valued at $2.1 million. Bock West provides mailing and fulfillment services. In connection with this transaction the Corporation repaid $3.3 million of Bock West's debt which was classified as cash used for acquisitions in the Statement of Cash Flows.
    During 1996, the Corporation acquired Packaging Fulfillment Specialists, Inc., which provides fulfillment services to publishers. This purchase price consisted of 236,337 shares of the Corporation's common stock.

    Note 3

    Short-term Debt
The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At January 2, 1999, the Corporation had credit facilities totaling $78 million. Of this total, $70 million represents a credit facility made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is used to finance the Corporation's European operations.
    At January 2, 1999, the Corporation had notes payable outstanding aggregating $36.1 million against the credit facilities, which consisted entirely of commercial paper with a weighted average interest rate of 5.6%. At January 3, 1998, the Corporation had notes payable outstanding aggregating $33.9 million, which consisted entirely of commercial paper with a weighted average interest rate of 6.0%. The maximum outstanding borrowings during 1998 and 1997 were $44.5 million and $40.1 million, respectively. The average outstanding borrowings during 1998 and 1997 were $24.5 million and $11.6 million, respectively. The weighted-average interest rates on such borrowings during 1998 and 1997 were 5.6% and 5.8%, respectively.

    Note 4

    Long-term Debt

Long-term debt, including amounts payable within one year, consists of the following:




-----------------------------------------------------------------------------------------------------------
 Dollars in thousands                                                      Maturities    1998        1997
-----------------------------------------------------------------------------------------------------------
Promissory Notes:
6.81%                                                                        2004-2010 $35,000    $  35,000
7.62%                                                                        1999-2009  25,000       25,000
7.98%                                                                        2000-2010  25,000       25,000
9.53%                                                                        1999-2005  12,727       14,545
7.38%                                                                        2005-2015  15,000       15,000
10.11%                                                                       1999        1,500        4,000
Notes Payable and Capital Lease Obligations,
  generally fixed rates of interest, 6.0% to 9.8%                            1999-2002   6,322        7,926
Industrial Revenue Bonds:
  Floating rates of interest, approximating 80% of the prime rate            1999-2015   6,450        6,600
  Fixed rate of interest at 5.8% to 7.5%                                     1999-2002     540        2,180
-----------------------------------------------------------------------------------------------------------
                                                                                       127,539      135,251
Less current maturities                                                                 (6,911)      (5,186)
-----------------------------------------------------------------------------------------------------------
Long-term debt                                                                        $120,628     $130,065
===========================================================================================================


    Maturities of long-term debt during the next five years are: 1999, $6,911,000; 2000, $7,117,000; 2001, $9,261,000; 2002, $12,489,000; and 2003,
$6,580,000. Industrial Revenue Bonds aggregating $1,790,000 are secured by certain real estate and equipment.
    The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all of its significant debt covenants throughout 1998, 1997 and 1996.
    One of the Promissory Note agreements contains covenants, which restrict the payment of dividends. As of January 2, 1999, $127,162,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.
    Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of January 2, 1999, including current maturities, was $145,493,000.

    Note 5

    Stock Option Plans for Management Employees
At January 2, 1999, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At January 2, 1999, 96,984 shares of the Corporation's common stock were reserved for future option grants.
    The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options and allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The plans include provisions that authorize options to be granted to non-employee Directors.

The following table summarizes activity under the stock option plans:


--------------------------------------------------------------------------------
                                                             Weighted
                          Options         Price Range   Average Price
--------------------------------------------------------------------------------
Outstanding at
  December 30, 1995     1,712,030          $11 - $29            $21
  Granted                 442,300           21 - 29              21
  Exercised              (316,911)          11 - 24              14
  Canceled or expired     (58,188)          21 - 28              24
--------------------------------------------------------------------------------
Outstanding at
  December 28, 1996     1,779,231           15 - 29              22
  Granted                 402,500           25 - 26              26
  Exercised              (398,461)          15 - 23              18
  Canceled or expired     (60,003)          21 - 28              25
--------------------------------------------------------------------------------
Outstanding at
  January 3, 1998       1,723,267           18 - 29              24
  Granted                 575,200           24 - 31              26
  Exercised              (287,777)          18 - 28              23
  Canceled or expired     (65,320)          21 - 29              25
--------------------------------------------------------------------------------
Outstanding at
  January 2, 1999       1,945,370          $20 -  $31           $25
================================================================================


    Of the options outstanding at January 2, 1999, 968,534 were exercisable at prices ranging from $20 to $31, and a weighted average of $24. The balance of the options become exercisable at various times through 2001 at prices ranging from $21 to $29, and a weighted average of $26.
    During  1998,   1997  and  1996,   121,199,   193,547  and  133,017  shares,
respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.
    The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with Financial Accounting Standards Board Statement No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:


--------------------------------------------------------------------------------
Dollars in thousands,
except per share amounts                  1998         1997         1996
--------------------------------------------------------------------------------

Net Earnings:
         As Reported                    $52,940      $43,323      $50,907
         Pro Forma                       50,895       42,032       50,168
Earnings per share of common stock:
  Basic:    As Reported                 $  1.80      $  1.45      $  1.64
            Pro Forma                      1.74         1.40         1.61
  Diluted:  As Reported                    1.80         1.44         1.63
Pro Forma                                  1.73         1.40         1.61

    Because the Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 4.5%, 6.2% and 6.6%; expected dividend yields of 2.0%, 1.7% and 1.9%; expected lives of 5.7, 4.9 and 4.9 years; expected volatility of 30%, 25% and 26%. The weighted average fair value of the options granted in 1998, 1997 and 1996 was $6.73, $7.65 and $5.86, respectively.

    Note 6

    Operating Leases
The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $16,219,000, $12,748,000 and $9,816,000 in 1998, 1997 and 1996, respectively. Minimum rental commitments for the years 1999 through 2003 aggregate $10,234,000, $10,570,000, $9,538,000,
$8,060,000 and $8,159,000, respectively, and $34,662,000 thereafter.

    Note 7

    Restructuring Charge

In the third quarter of 1997, the Corporation recorded a restructuring charge of $13.5 million ($8.1 million after tax and $.27 per common share) related to the sale of its point-of-purchase sign and display business, the discontinuation of the intaglio print-based security products business and the interactive video operation, and the closing of three Banta Global Turnkey facilities. During 1998, the restructuring initiatives were completed.
    The following table presents the components of the Corporation's restructuring reserves together with the payments against the reserves from their establishment through January 2, 1999:

---------------------------------------------------------------------------------------------------------------------------
                                                                            Original
                                                                       Restructuring      Used in      Used in     Year-End
Dollars in thousands                                                          Charge         1997         1998      Balance
---------------------------------------------------------------------------------------------------------------------------
Write down of property, plant and equipment, and other assets              $   7,924      $(7,924)     $    --        $
Expenditures for closing facilities                                            5,576       (1,843)      (3,733)          --
---------------------------------------------------------------------------------------------------------------------------
  Total                                                                    $  13,500      $(9,767)     $(3,733)       $  --
===========================================================================================================================


    Note 8

    Employee Benefit Plans
The Corporation and its unions have several pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded.
    The Corporation and its subsidiaries also provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not affect the Corporation's costs.
    Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

-----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                    Pension Benefits                             Other Benefits
-----------------------------------------------------------------------------------------------------------------------------
                                                   1998         1997          1996             1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------

Service cost-benefits earned during the year    $ 5,261       $3,952       $ 4,137           $1,011       $  572      $   641
Interest cost on projected benefit obligation     5,930        5,310         5,029              781          657          525
Expected return on plan assets                   (8,001)      (6,606)       (5,602)              --           --           --
Amortization of prior service cost                  437          444           417               26           --           --
Amortization of transition obligation (asset)      (395)        (400)         (400)             254          255          255
Amortization of net (gain) loss                     (25)        (253)           54               18           --           --
-----------------------------------------------------------------------------------------------------------------------------

Net pension and other benefits expense          $ 3,207       $2,447       $ 3,635           $2,090       $1,484      $ 1,421
=============================================================================================================================


    Significant assumptions used in determining net pension and postretirement benefit expense for the Corporation's plans are as follows:


---------------------------------------------------------------------------------------------------------------------------
                                                            Pension Benefits                             Other Benefits
---------------------------------------------------------------------------------------------------------------------------
                                                     1998         1997          1996           1998         1997      1996
---------------------------------------------------------------------------------------------------------------------------

Discount rate                                        7.00%        7.75%         7.25%           7.00%        7.75%     7.25%
Expected rate of increase in compensation            4.0          4.0           5.0            --           --        --
Expected long-term rate of return on plan assets     9.5          9.0           9.0            --           --        --


    All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $8,792,000 and $6,016,000 in 1998, respectively and $7,903,000 and $5,457,000 in 1997, respectively. Plan assets for the funded plans include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.00% for 1998 and 1997:


---------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                       Pension Benefits                 Other Benefits
---------------------------------------------------------------------------------------------------------------------------
                                                                        1998         1997               1998         1997
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                            $  86,382      $73,814            $10,957      $ 7,634
  Service cost                                                           5,261        3,952              1,011          572
  Interest cost                                                          5,930        5,310                781          657
  Change in assumptions                                                    798        8,127               (387)       2,209
  Participants' contributions                                               --           --                279          221
  Acquisitions                                                              --           --                176           --
  Plan amendments                                                           --       (1,437)               506           --
  Benefits paid                                                         (4,117)      (3,384)              (528)        (336)
---------------------------------------------------------------------------------------------------------------------------
                                                                        94,254       86,382             12,795       10,957
---------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at beginning of year                        94,069       81,299                 --           --
  Actual return on plan assets                                          13,307       12,850                 --           --
  Employer contributions                                                 2,320        3,304                249          115
  Participants' contributions                                               --          --                 279          221
  Benefits paid                                                         (4,117)      (3,384)              (528)        (336)
---------------------------------------------------------------------------------------------------------------------------
                                                                       105,579       94,069                 --           --
---------------------------------------------------------------------------------------------------------------------------
Plan assets (in excess of) less than benefit obligation                (11,325)      (7,687)            12,795       10,957
Unrecognized net gain (loss)                                            18,816       14,375             (1,427)      (1,833)
Unrecognized prior service cost                                         (3,049)      (3,486)              (481)          --
Unrecognized net asset (obligation)                                      1,340        1,735             (3,564)      (3,818)
Adjustment required to recognize minimum liability                       1,343        1,626                 --           --
---------------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                 $   7,125      $ 6,563            $ 7,323      $ 5,306
                                                                    -------------------------------------------------------
Intangible asset recognized in Consolidated Balance Sheets           $   1,343      $ 1,626            $    --      $    --
===========================================================================================================================

    Approximately 35% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,275,000, $2,284,000 and $1,996,000 in 1998,
1997 and 1996, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

    The Corporation has established an Incentive Savings Plan (401K) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1998, 1997 and 1996 were $2,624,000, $2,408,000 and $2,341,000, respectively.

    Note 9

    Capital Stock

In March 1996, the Corporation distributed a three-for-two stock split effected in the form of a 50% stock dividend. The par value of the additional shares issued was capitalized by a transfer of $1,029,000 from retained earnings to common stock.
    Prior to 1997, the Corporation was authorized by the Board of Directors to purchase up to 1,500,000 shares of outstanding common stock in the open market. As of December 28, 1996, 303,600 shares of the Corporation's stock had been repurchased under this authority for an aggregate cost of $7,098,000. During 1997 an additional 1,158,900 shares were repurchased under this authority for an aggregate cost of $28,713,000. In 1997 the Corporation was authorized by the Board of Directors to purchase up to an additional 1,500,000 shares of outstanding common stock in the open market. As of January 3, 1998, 298,000 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $7,549,000. During 1998 an additional 125,000 shares were repurchased under this authority for an aggregate cost of $3,232,000.
    In April 1998 the Board of Directors authorized a new program for the repurchase of $60 million of common stock. This program was expanded in October 1998 for the repurchase of an additional $50 million of common stock. As of January 2, 1999, 1,573,900 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $43,790,000. All of the repurchased shares were subsequently canceled.
    Pursuant to the Corporation's Shareholder Rights Plan, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $40 per share (equivalent to $20 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 20% or more of the Corporation's common stock or announces a tender offer for 20% or more of the common stock. Upon the occurrence of certain events, including a person, or group, acquiring 20% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of one cent per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2001.

    Note 10

    Income Taxes

The provision for income taxes consists of the following:


--------------------------------------------------------------------------------
Dollars in thousands            1998         1997         1996
--------------------------------------------------------------------------------
Current:
  Federal                      $25,525      $25,531      $25,354
  State                          5,958        5,772        5,754
  Foreign                        1,472        1,325          866
--------------------------------------------------------------------------------
                                32,955       32,628       31,974
Deferred                           195       (5,128)       1,326
--------------------------------------------------------------------------------
Provision for income taxes     $33,150      $27,500      $33,300
================================================================================

    Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:


--------------------------------------------------------------------------------
                               1998         1997         1996
--------------------------------------------------------------------------------
Statutory federal tax rate     35.0%        35.0%        35.0%
State and local income
  taxes, less applicable
  federal tax benefit           4.2          3.9          4.1
Other, net                      (.7)         (.1)          .4
--------------------------------------------------------------------------------
Effective income tax rate      38.5%        38.8%        39.5%
================================================================================

    Temporary differences which give rise to the deferred tax assets and liabilities at January 2, 1999 and January 3, 1998 are as follows:

--------------------------------------------------------------------------------
Dollars in thousands                       1998         1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Vacation accrual                      $  3,224     $  2,735
  Other accrued liabilities                5,331       10,202
  Reserve for uncollectible accounts       1,359        1,643
  Other                                    2,311        1,918
--------------------------------------------------------------------------------
                                        $ 12,225     $ 16,498
================================================================================
Deferred tax liabilities:
  Accelerated depreciation              $(31,639)    $(33,026)
  Goodwill amortization                   (1,143)       5,427
  Accrued pension cost                     2,296        2,139
  Accrued postretirement benefit cost      2,958        2,109
  Deferred compensation                    2,290        2,159
  Other                                    3,024        1,361
--------------------------------------------------------------------------------
                                        $(22,214)    $(19,831)
================================================================================

    No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $7,161,000 at January 2, 1999, and are considered permanently invested. If undistributed earnings were remitted, tax credits would substantially offset any resulting domestic tax liability.
    The non-United States component of income before income taxes was $5,498,000, $3,886,000 and $2,444,000 in 1998, 1997 and 1996, respectively.

    Note 11
    Contingencies
The Corporation is involved in various claims, including those related to environmental matters, and lawsuits arising in the normal course of business. In the opinion of management, the ultimate liability, if any, for these claims and lawsuits beyond any reserves already provided, will not have a material adverse effect on the consolidated statements of earnings of the Corporation.

    Note 12
    Segment Information
The Corporation operates in one primary business segment, print, with other business operations in turnkey services and healthcare products. The print segment provides printed products and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Turnkey services provides project management, product assembly, fulfillment and product localization services primarily to technology companies in the United States and Europe. Healthcare products is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals. This business also has a separate product line with related applications for the food service industry.

    These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. Intersegment sales are not significant. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 1998, 1997 and 1996 are as follows:




---------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                  Printing     All Other 1          Total
--------------------------------------------------------------------------------------------------------------------------

1998
Net sales                           $1,003,913      $  331,883     $1,335,796
Intersegment sales                       6,699             688          7,387
Depreciation and
  amortization                          59,274           5,560         64,834
Earnings from operations                92,764          22,122        114,886
Significant non-cash items                  --              --             --
Total assets                           542,508         204,506        747,014
Capital expenditures                   43,420            9,942         53,362

1997
Net sales                           $  936,019      $  266,464     $1,202,483
Intersegment sales                       7,501           1,215          8,716
Depreciation and
  amortization                          56,241           4,640         60,881
Earnings from operations 2              91,456          15,541        106,997
Significant non-cash items:
  Restructuring reserve                  9,500           4,000         13,500
Total assets                           568,298         191,793        760,091
Capital expenditures                    54,092           7,460         61,552
1996
Net sales                           $  856,863      $  226,900     $1,083,763
Intersegment sales                      10,411             889         11,300
Depreciation and
  amortization                          53,475           4,143         57,618
Earnings from operations                87,359          17,538        104,897
Significant non-cash items                  --              --             --
Total assets                           571,947         145,812        717,759
Capital expenditures                    53,153           6,614         59,767

1 "All Other" includes the operations within turnkey services and healthcare products which have been aggregated.
2 Earnings from operations before restructuring charge of $13.5 million.


    The following table presents a reconciliation of certain segment information to the totals contained in the Consolidated Financial Statements:



--------------------------------------------------------------------------------
Dollars in thousands                     1998         1997         1996
--------------------------------------------------------------------------------
Earnings from operations:
Reportable segment
  earnings                            $  92,764    $  91,456    $  87,359
Other segment earnings                   22,122       15,541       17,538
Unallocated corporate
  expenses                              (17,341)     (13,953)     (12,725)
Restructuring charge                         --      (13,500)          --
Interest expense                        (10,825)     (11,062)     (10,214)
Other income (expense)                     (630)       2,341        2,249
--------------------------------------------------------------------------------
Earnings before
  income taxes                        $  86,090    $  70,823    $  84,207
================================================================================


Total assets:
Reportable segment
  assets                              $ 542,508    $ 568,298    $ 571,947
Other segment assets                    204,506      191,793      145,812
Intergroup receivable
  elimination                            (1,219)      (2,297)      (3,071)
Advances to segments
  elimination                                --           --      (19,990)
Other unallocated
  amounts                                24,171       23,422       24,520
--------------------------------------------------------------------------------
Consolidated total
  assets                              $ 769,966    $ 781,216     $719,218
================================================================================


    Summarized geographic data for the Corporation's operations for 1998, 1997 and 1996 are as follows (net sales are attributed to countries primarily based on location of operation):




--------------------------------------------------------------------------------
Dollars in thousands                      1998         1997         1996
--------------------------------------------------------------------------------
Net sales
United States                        $1,144,741   $1,056,791   $  945,740
Ireland                                 127,110       93,798       94,578
Other foreign countries                  63,945       51,894       43,445
--------------------------------------------------------------------------------
                                     $1,335,796   $1,202,483   $1,083,763
================================================================================


Assets
United States                        $  666,678  $   703,833   $  639,730
Ireland                                  79,712       47,770       55,531
Other foreign countries                  23,576       29,613       23,957
--------------------------------------------------------------------------------
                                     $  769,966 $    781,216   $  719,218
================================================================================

UNAUDITED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------


The following table presents financial information by quarter for the years 1998 and 1997.

Dollars in thousands (except per share data)
---------------------------------------------------------------------------------------------------------------------------

                              Quarter Ended             Quarter Ended              Quarter Ended             Quarter Ended
                                  March                     June                     September                 December
                           1998         1997          1998         1997         1998         1997         1998         1997
---------------------------------------------------------------------------------------------------------------------------

Net sales              $330,810      $275,363      $316,000     $276,217     $343,681     $298,322     $345,305     $352,581
Gross earnings           64,814        52,722        66,125       57,646       70,739       59,707       63,799       68,488
Net earnings             11,032        10,018        13,394       12,584       16,230        5,602*      12,284       15,119
Basic earnings
  per share                 .37           .33           .45          .42          .55          .19          .43          .51
Diluted earnings
  per share                 .37           .33           .45          .42          .55          .19          .43          .50

* Third quarter 1997 results of operations include a restructuring charge of $8.1 million, after tax ($.27 per common share).


DIVIDEND RECORD AND MARKET PRICES
---------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
---------------------------------------------------------------------------------------------------------------------------

                                                           First         Second         Third         Fourth         Entire
                                                          Quarter        Quarter       Quarter        Quarter          Year
---------------------------------------------------------------------------------------------------------------------------

1998 dividends paid                                     $    .12       $    .13      $    .13        $    .13      $    .51
Price range:
  High                                                  $ 32 1/4       $ 34 7/8      $ 31  5/8       $  283/8      $ 34 7/8
  Low                                                    24 7/16        29 7/8         2511/16          217/8        21 7/8

1997 dividends paid                                     $    .11       $    .12      $    .12        $    .12      $    .47

Price range:
  High                                                  $ 26 5/8       $ 29 1/2      $29  7/8        $2811/16      $ 29 7/8
  Low                                                     22 1/2         24 7/8       26  1/8           243/4        22 1/2

Prior to  December  18,  1998,  Banta  Corporation  was  included  in the Nasdaq
National Market List and the symbol was BNTA. On November 23, 1998, the Corporation formally received approval for listing its common stock on the New York Stock Exchange. Banta stock began trading on the New York Stock Exchange on December 18, 1998, under the new symbol BN. The stock prices listed above are the high and low trades. As of February 1, 1999, the Corporation had 2,384 shareholders of record.