Form 10-K405, Exhibit 13
period 2000-01-01
BANTA CORP
filed 2000-03-31
CIK 9801

Financial Highlights

Dollars in thousands
  (except per share data)                1999              1998         % Change
-------------------------                ----              ----         --------

Net sales                             $1,278,278        $1,335,796        (4.3)%
Earnings before income taxes:
Before restructuring charge               89,610            86,090         4.1
After restructuring charge                34,610            86,090
Net earnings:
Before restructuring charge               54,510            52,940         3.0
After restructuring charge                16,010            52,940
Return on average shareholders'
  investment(1)                             14.3%             12.8%

Working capital                       $  110,508        $  158,129       (30.1)%
Plant and equipment at cost              811,800           758,440         7.0
Long-term debt                           113,520           120,628        (5.9)
Shareholders' investment                 353,775           409,931       (13.7)
Debt to total capitalization(2)             24.3%             22.7%


Diluted earnings:
Before restructuring charge           $      2.01       $     1.80        11.7%
After restructuring charge                    .59             1.80
Cash dividends paid                           .56              .51         9.8
Book value                                  13.70            14.51        (5.6)
Stock price range                       17 1/4-27    21 7/8-34 7/8

--------------------------
(1)  Calculated based on earnings before 1999  restructuring  charge.
(2)  Long-term debt to long-term debt and shareholders' investment.



                  Five-Year Summary of Selected Financial Data

            Not Covered by Report of Independent Public Accountants

Dollars in thousands (except per share data)       1999           1998           1997           1996           1995
--------------------------------------------       ----           ----           ----           ----           ----
Summary of Earnings(1)
Net sales                                       $1,278,278     $1,335,796     $1,202,483     $1,083,763     $1,022,650
Net earnings:
   Before restructuring charge                      54,510         52,940         51,423         50,907         53,550
   After restructuring charge                       16,010         52,940         43,323         50,907         53,550
Diluted earnings per common share:
   Before restructuring charge                        2.01           1.80           1.71           1.63           1.75
   After restructuring charge                          .59           1.80           1.44           1.63           1.75
Dividends paid per common share                        .56            .51            .47            .44            .37

Financial Summary
Working capital                                    110,508        158,129        165,308        219,630        187,956
Net plant and equipment                            327,350        318,635        338,357        319,939        313,718
Total assets                                       773,344        769,966        781,216        719,218        678,809
Long-term debt                                     113,520        120,628        130,065        133,696        134,953
Interest expense                                    12,362         10,825         11,062         10,214          9,891
Shareholders' investment                           353,775        409,931        414,103        420,592        387,112
Book value per share of common stock(2)              13.70          14.51          13.90          13.58          12.55

--------------------------
(1) All years comprised 52 weeks, except 1997, which comprised 53 weeks.

(2) Book  values  per share of common  stock  are based on shares  outstanding  at year-end.

    Management's Discussion and Analysisof Financial Position and Operations

Highlights

Results for 1999 included the following:

o Positioning Banta as a recognized leader in supply-chain management, including the award to Banta Global Turnkey of a $600 to $800 million five-year contract with Compaq Computer for worldwide distribution of hard drives

o Construction of a state-of-the-art distribution facility for the print and distribution business to support a 10-year contract with IDG Books Worldwide

o Record operating earnings, pre-tax earnings and earnings per share, before restructuring charge

o Improved operating efficiency and cost reduction through second quarter restructuring initiatives, which included a $55 million charge for asset impairments and associated costs

o    Initial release of Banta's Bomedia(TM) digital content management system

o    Expansion into Mexico's print market

o    Open market repurchase of 2.6 million shares of stock

     Sales for 1999 were $1.28 billion, a 4% decrease from the prior year sales of $1.34 billion. Sales for 1999 were impacted by a reduction in paper prices, the closing of three facilities in conjunction with the Corporation's second quarter restructuring and lower pass-through sales for turnkey services. Gross earnings were above the prior year and gross margin improved from 19.9% in 1998 to 20.8% in 1999. These improvements primarily resulted from increased facility utilization, changes in product mix and achieving the targeted objectives of the Corporation's restructuring initiatives commenced in the second quarter of 1999.

     In the second quarter of 1999, the Corporation recorded a $55.0 million restructuring charge ($38.5 million or $1.40 per diluted share, after tax), which is discussed in greater detail below. The restructuring primarily involved the Corporation's print segment and resulted in three facility closings, the elimination of certain underperforming business assets and a work force reduction of nearly 9%. Targeted objectives of the restructuring included earnings growth, increased efficiencies and enhanced shareholder returns. The Corporation achieved its cost-saving objectives for 1999 and expects substantial benefits to continue in 2000.

     Net earnings of $54.5 million for 1999, before the restructuring charge, were 3% higher than the prior-year earnings of $52.9 million. Diluted earnings per share in 1999 reached a record high at $2.01 per share, prior to the restructuring charge, compared with $1.80 per share in 1998. Giving effect to the restructuring, the Corporation had net earnings of $16.0 million or $0.59 diluted earnings per share.

     During 1999, the Corporation continued its focus on asset management with its Economic Profit performance measurement system. As employed by the Corporation, Economic Profit monitors the contribution of asset investments compared to the cost of capital incurred by the Corporation with respect to such investments. Expected benefits from using this performance measurement system include shareholder value creation and working capital reductions. The Corporation achieved positive Economic Profit in 1999, the second consecutive year, and significantly improved its Economic Profit over the prior year.

     With strong cash flow from operating activities in 1999, Banta continued to invest in new technologies in its key growth sectors and to support the Corporation's share repurchase initiative. Capital expenditures during 1999 included a significant investment in equipment and technology for the Corporation's new facility in Houston, and expenditures to equip and reconfigure existing European facilities to meet service requirements of a five-year fulfillment contract entered into with Compaq Computer. Also in 1999, a 250,000-square-foot fulfillment and distribution center was constructed in Virginia to support the Corporation's 10-year contract with IDG Books Worldwide.

     In addition, during 1999 the Corporation continued to invest in the Bomedia digital content management system that automates customers' production processes by streamlining information storage and retrieval for print and electronic distribution. Initial software programs were developed in 1998 with the enterprisewide software release in December 1999. Also in 1999, the Corporation expanded into the Mexican print market by acquiring a 50% equity interest in a newly formed joint venture. The joint venture, Banta G. Imagen, based in Queretaro, Mexico, provides a variety of products and services for the commercial print market.

     Banta continued to support value for shareholders by using available cash and borrowing capacity to fund open market share repurchases. The Corporation repurchased 2.6 million shares for an aggregate price of approximately $58 million in 1999, in addition to the $47 million expended to repurchase shares in 1998. The Corporation currently has authority from the Board of Directors to use in excess of $100 million to fund future share repurchases. The Corporation expects to continue its efforts to actively repurchase shares during 2000.

Net Sales

     The Corporation operates in two primary business segments, print and turnkey services, with other business operations in healthcare products. The print segment provides comprehensive single-source products, including digital imaging, and services to publishers of educational and general books and special-interest magazines, and is a supplier of direct marketing materials and consumer and business catalogs. The turnkey services segment provides supply-chain management, product assembly, fulfillment and product localization services primarily to technology companies in the U.S. and Europe. The healthcare products group is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals. Printing segment net sales of $960 million for 1999 were $44 million, or 4% lower than the prior year total of $1.0 billion. The decrease in printing segment net sales was primarily due to lower paper prices (which are passed through to the customer) during 1999 compared to the prior year and the closing of three facilities in conjunction with the Corporation's second quarter restructuring. The impact on 1999 sales from lower paper prices and the facility closings was approximately $55 million, which was partially offset by revenue growth in the core printing operations. Net sales for the printing segment market classifications, as a percent of total print segment sales, were as follows:

                                        1999      1998      1997
                                        ----      ----      ----
     Books                               29%       29%       30%
     Direct Marketing                    24        25        25
     Catalogs                            23        24        23
     Magazines                           17        16        14
     Other                                7         6         8
                                        ---       ---       ---
                                        100%      100%      100%

     Sales in the book market were slightly below the prior year primarily due to reduced paper prices and the closing of the Kent, Washington, facility. Sales to educational customers increased due to improved market penetration while general and trade books were lower due to reduced demand. Educational book and component sales are expected to continue with strong textbook adoption periods projected for 2000 and 2001.

     Sales in the magazine market increased in 1999 from market share gains through more complete utilization of a recently expanded facility. Sales for direct marketing materials were slightly below the prior year due to the closure of the mailing and fulfillment facility in Berkeley, Illinois. Catalog market sales were approximately 6% lower than the prior year due primarily to lower paper prices and the business-to-business biennial catalog cycle.

     Turnkey services segment sales were $213 million in 1999, a decrease of 6% from 1998 sales. This decrease was primarily due to lower pass-through sales, volume reductions from certain customers and the impact of a facility closing in 1998. This decrease was partially offset by improved utilization within the European facilities and increased sales volume from an existing U.S. turnkey facility performing work under the new Compaq Computer contract.

     Healthcare products' 1999 sales of $105 million were comparable to the prior year.

     In 1998, printing segment net sales were $1 billion compared to $936 million in 1997. Sales within the book market were slightly lower as a result of fewer textbook adoption programs in 1998. Sales for direct marketing materials were above 1997 levels due to sales volume added from a 1997 acquisition. Catalog market sales in 1998 were above the prior year due to increased volume for business catalogs, however consumer catalog sales volume was lower. Sales volume grew in the magazine market during 1998 due to the capacity expansion at the Kansas City, Missouri, facility and a late 1997 acquisition. Sales in the "other" category were flat compared to the prior year.

     Turnkey services sales were $226 million in 1998, an increase of 22% over 1997 sales. The European market for turnkey services achieved strong sales growth influenced by successful customer product launches and new opportunities to serve software customers. Sales for the U.S. segment of turnkey services were comparable to the prior year.

     Healthcare products' sales of $106 million in 1998 were significantly higher than the prior year due to an acquisition in the third quarter of 1997.

Cost of Goods Sold

     In 1999, cost of goods sold as a percent of sales was 79.2% compared with 80.1% in 1998 and 80.2% in 1997.

     Margins for the Corporation's printing segment were higher in 1999 than 1998 primarily due to margin improvements within the direct marketing materials and book markets. Actions taken in conjunction with the second quarter restructuring, including the shutdown of the direct marketing mailing and fulfillment center, improved margins for direct marketing materials. The Corporation was able to improve performance and reduce the level of underutilized capacity, which negatively impacted margins within this market during 1998. Margins for the magazine and catalog markets were consistent with the prior year.

     Turnkey services margins were higher as a result of product mix changes. During 1999, the percentage of value-added services to material content was higher than the prior year, which resulted in margin improvement for the European operations. Margins for value-added services are higher than material margins.

     Margins for healthcare products were below the prior year primarily due to continued integration costs, increased competitive pricing and underutilization of equipment due to customer consolidation of distribution facilities.

     The slightly higher margins in 1998 compared to 1997 resulted from several factors. Increasingly competitive pricing and underutilization at the direct marketing mailing and fulfillment center negatively impacted margins for the Corporation's printing operations. This was offset by improved margins in the book and magazine markets due to higher levels of utilization.

     Turnkey services margins were higher in 1998 compared to 1997 as a result of increased utilization at both the U.S. and European operations. Successful customer product launches had a positive impact on margins. In 1997, margins were negatively impacted by losses incurred at three facilities which were closed in late 1997 and start-up costs at new facilities opened during the year.

     Margins for healthcare products were lower in 1998 compared to the prior year, primarily as a result of the consolidation and integration efforts related to an acquisition completed in the fourth quarter of 1997.

Selling and Administrative Expenses

     Selling and administrative expenses decreased $4.9 million (2.9%) in 1999 and increased $22.4 million (15.4%) in 1998. The decrease of $4.9 million in 1999 was essentially due to reduced costs associated with lower sales volume in 1999 compared to the prior year and efficiencies resulting from the restructuring. As a percent of sales, selling and administrative expenses increased slightly primarily due to changes in product mix.

     The 1998 increase is attributable to the acquisitions made late in 1997, costs required to support the increase in sales volume and continued investment in the Bomedia digital content management system.

Restructuring Actions

     Earnings from operations for 1999 include a second quarter restructuring charge of $55.0 million ($38.5 million or $1.40 per diluted share, after tax). The restructuring initiatives primarily involved the Corporation's print segment and included three facility closings, the elimination of certain underperforming assets and a significant workforce reduction. These closings and the related asset writedowns resulted from the Corporation's decision to exit non-strategic businesses and discontinue activities that management determined were unlikely to deliver future acceptable profitability and shareholder value.

     These initiatives resulted in workforce reductions of approximately 650 employees and the writedown of certain long-lived assets, including goodwill. The initiatives generated in excess of $7 million in cost savings primarily during the second half of 1999 and are expected to generate additional annually savings for the years 2000 and beyond. The cash portion of the charge was approximately $24.1 million and will be funded by the cost savings from the restructuring initiatives.

     At January 1, 2000, costs of $43.1 million had been charged against the reserve, comprised of asset writedowns of $30.9 million, employee severance and termination benefits of $6.6 million, and other costs related to the restructuring initiatives of $5.6 million. It is expected that the restructuring actions will be substantially completed by midyear of 2000.

     In the third quarter of 1997, the Corporation recorded a restructuring charge of $13.5 million ($8.1 million after tax or $.27 per common share) related to the sale, closing and discontinuation of certain businesses. The restructuring was completed in 1998.

Earnings from Operations

     As a percent of sales, earnings from operations, before restructuring charges, were 8.1%, 7.3% and 7.7% in 1999, 1998 and 1997, respectively.

     The increase in the 1999 percentage was due to the aforementioned margin improvements within the print and turnkey segments, lower material content of revenue and cost containment efforts related to the 1999 second quarter restructuring initiatives.

     The reduction in the percentage from 1997 to 1998 was due to the increase in selling and administrative expenses to support the 1997 acquisitions and investment initiatives. This decrease was partially offset by margin improvements within the print and turnkey segments.

Interest Expense and Other Income (Expense)

     Interest expense was $12.4 million, $10.8 million and $11.1 million in 1999, 1998 and 1997, respectively. Higher interest expense in 1999 resulted from short-term credit facilities used to finance share repurchases. Average short-term borrowings during 1999 were $49.8 million compared with $24.5 million in the prior year. Slightly lower weighted average interest rates partially offset the impact of the higher average borrowings during 1999. Lower interest expense in 1998 compared to 1997 was primarily due to the repayment of long-term obligations during 1997 and 1998.

     Other expense was $1.4 million in 1999 compared to $0.6 million in 1998. The change was primarily due to the gain of $0.9 million on the sale of a building in 1998.

Pre-tax Earnings and Provision for Income Taxes

     As a percent of sales, pretax earnings, before restructuring charges, were 7.0%, 6.4% and 7.0% in 1999, 1998 and 1997, respectively. The increase in 1999 pre-tax earnings as a percent of sales compared to 1998 is due to 1999 margin improvements and the impact of cost containment efforts offset partially by higher interest expense.

     Effective income tax rates were 53.7%, 38.5% and 38.8% in 1999, 1998 and 1997, respectively. The increase in the effective tax rate in 1999 was primarily due to nondeductible charges taken in conjunction with the second quarter restructuring. Without giving effect to the restructuring charge, the effective income tax rate for 1999 was 39.2%. The effective income tax rate for 2000 is expected to approximate 39.2%.

Liquidity and Capital Resources

     The Corporation has historically raised long-term debt financing by issuing unsecured promissory notes to institutional investors on a private placement basis. No significant long-term borrowings were recorded over the last three years.

     The Corporation generally raises short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million, which was increased from $70 million during 1999. Average outstanding short-term borrowings during 1999, 1998 and 1997 were $49.8 million, $24.5 million and $11.6 million, respectively. The increases in 1999 and 1998 resulted primarily from borrowings used to fund the repurchase of shares of common stock. At January 1, 2000, the Corporation had $16.5 million of availability under its existing credit facilities. In 2000, the Corporation is expected to convert a portion of its short-term floating debt into long-term fixed debt.

     Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and share repurchase initiatives, as well as any other investment opportunities that may arise.

     During 1999, working capital decreased $47 million. This reduction primarily resulted from the increase in short-term borrowings to finance share repurchases. The Corporation repurchased approximately 2.6 million shares of its common stock at an aggregate cost of $58.3 million in 1999 and approximately 1.7 million shares at an aggregate cost of $47.0 million in 1998. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999 for the repurchase of an additional $100 million of common stock, has in excess of $100 million in authority remaining for future share repurchases. During 2000, the Corporation expects to continue its repurchase of shares pursuant to this authorization as market conditions warrant. Any future stock repurchases will be funded by a combination of cash provided from operations and short-term borrowings.

     The Corporation's capital investment program, which resulted in capital spending of $84 million in 1999, reflects its commitment to maintain modern, efficient plants and to provide customers with supply-chain management services and new printing and digital imaging technologies. Significant expenditures during 1999 included new facilities and equipment to support the Compaq Computer and IDG Books Worldwide contracts. Preliminary plans for 2000 are for capital commitments and cash requirements to exceed $110 million, which includes carry-over commitments from 1999.

Future Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Corporation intends to adopt this standard no later than the first quarter of 2001. The adoption of this standard is not expected to have a material effect on the Corporation's financial statements.

Risk Management

     The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At January 1, 2000, the Corporation had notes payable outstanding aggregating $88.5 million against lines of credit with banks. These notes consist primarily of commercial paper and bear interest at floating rates. A 100 basis point fluctuation in the interest rate would increase or decrease interest expense for the Corporation by approximately $885,000 annually. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is minimal. Disclosure relating to the fair value of long-term debt is included in Note 4 to the Consolidated Financial Statements. Exposure to adverse changes in foreign exchange rates is considered minimal.

Other Matters

     Over the past two years, the Corporation undertook a major review of its operations and spent approximately $8 million to upgrade and replace its systems to ensure year-2000 readiness. After an initial evaluation of the manufacturing and control systems subsequent to January 1, 2000, no significant year-2000 issues arose. Although additional issues could yet arise with respect to year-2000 compliance, the Corporation currently believes that such matter would not have a material adverse effect on its results of operations or financial condition. The Corporation will continue to invest in new technologies and state-of-art systems to support its core businesses.

Forward Looking Statements

     The foregoing Management's Discussion and Analysis includes forward looking statements. Statements that describe future expectations, plans or strategies are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 40 of this Annual Report to Shareholders.

                    Report of Independent Public Accountants

To the Shareholders of Banta Corporation:

     We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended January 1, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 1, 2000, in conformity with generally accepted accounting principles.


/s/  Arthur Andersen LLP
--------------------------------
Arthur Andersen LLP

Milwaukee, Wisconsin
January 31, 2000




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

                          Consolidated Balance Sheets

January 1, 2000, and January 2, 1999
--------------------------------------------------------------------------------
Dollars in thousands                                      1999           1998
--------------------------------------------------------------------------------
Assets

Current Assets:
  Cash and cash equivalents                            $  27,651      $  26,584
  Receivables, less reserves of $4,927
    and $3,835, respectively                             218,047        233,200
  Inventories                                             86,094         74,724
  Prepaid expenses                                         7,074          7,887
  Deferred income taxes                                   16,995         12,225
                                                       ---------      ---------
                                                         355,861        354,620
Plant and Equipment:
  Land                                                     9,002          8,371
  Buildings and improvements                             125,445        111,143
  Machinery and equipment                                677,353        638,926
                                                       ---------      ---------
                                                         811,800        758,440
  Less accumulated depreciation                         (484,450)      (439,805)
                                                       ---------      ---------
                                                         327,350        318,635
Other Assets                                              31,111         20,989
Cost in Excess of Net Assets of
  Businesses Acquired                                     59,022         75,722
                                                       ---------      ---------
                                                       $ 773,344      $ 769,966
                                                       =========      =========


Liabilities and Shareholders' Investment

Current Liabilities:
  Short-term debt                                      $  88,499      $  36,140
  Accounts payable                                        96,456        107,649
  Accrued salaries and wages                              31,848         25,085
  Other accrued liabilities                               21,435         20,706
  Current maturities of long-term debt                     7,115          6,911
                                                       ---------      ---------
                                                         245,353        196,491
Non-current Liabilities:
  Long-term debt                                         113,520        120,628
  Deferred income taxes                                   20,382         22,214
  Other non-current liabilities                           40,314         20,702
                                                       ---------      ---------
                                                         174,216        163,544
Shareholders' Investment:
  Common stock - $.10 par value, authorized
    75,000,000 shares; 25,825,803 and 28,260,957
    shares issued and outstanding, respectively            2,583          2,826
  Amount in excess of par value of stock                       -              -
  Accumulated other comprehensive loss                    (6,389)        (2,308)
  Treasury stock, at cost                                (42,790)             -
  Retained earnings                                      400,371        409,413
                                                       ---------      ---------
                                                         353,775        409,931
                                                       ---------      ---------
                                                       $ 773,344      $ 769,966
                                                       =========      =========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                      Consolidated Statements of Earnings

For the Periods Ended January 1, 2000, January 2, 1999, and January 3, 1998
--------------------------------------------------------------------------------
Dollars in thousands
  (except earnings per share)               1999          1998          1997
--------------------------------------------------------------------------------
Net sales                                $1,278,278    $1,335,796    $1,202,483
Cost of goods sold                        1,011,916     1,070,319       963,920
                                         ----------    ----------    ----------
   Gross Earnings                           266,362       265,477       238,563

Selling and administrative expenses         162,992       167,932       145,519
Restructuring charge                         55,000             -        13,500
                                         ----------    ----------    ----------
   Earnings from Operations                  48,370        97,545        79,544

Interest expense                            (12,362)      (10,825)      (11,062)
Other (expense) income, net                  (1,398)         (630)        2,341
                                         ----------    ----------    ----------
   Earnings Before Income Taxes              34,610        86,090        70,823

Provision for income taxes                   18,600        33,150        27,500
                                         ----------    ----------    ----------
   Net Earnings                          $   16,010    $   52,940    $   43,323
                                         ==========    ==========    ==========

   Basic Earnings per Share of
     Common Stock                        $      .59    $     1.80    $     1.45
                                         ==========    ==========    ==========
   Diluted Earnings per Share
     of Common Stock                     $      .59    $     1.80    $     1.44
                                         ==========    ==========    ==========

------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.

                     Consolidated Statements of Cash Flows

For the Periods Ended January 1, 2000, January 2, 1999, and January 3, 1998
--------------------------------------------------------------------------------
Dollars in thousands                                1999       1998       1997
--------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net earnings                                     $ 16,010   $ 52,940   $ 43,323
Adjustments to reconcile net earnings
 to net cash provided by operating
 activities, net of acquisitions:
   Depreciation and amortization                   68,212     66,862     62,107
   Deferred income taxes                           (8,541)       195     (5,128)
   Restructuring charge                            55,000          -     13,500
   Restructuring charges paid                     (12,151)    (3,733)    (1,843)
   Change in assets and liabilities,
    net of effects of acquisitions:
      Decrease (increase) in receivables           14,253     (4,077)    (2,603)
      (Increase) decrease in inventories           (7,809)    20,017    (10,931)
      Decrease (increase) in other current
       assets                                         813      1,036     (1,806)
      (Decrease) increase in accounts
        payable and accrued liabilities            (3,319)    (4,625)    23,843
      (Increase) decrease in other
        non-current assets                           (875)     3,462       (832)
      Other, net                                    3,990      3,782     (1,890)
                                                 --------   --------   --------
Cash provided by operating activities             125,583    135,859    117,740

Cash Flows from Investing Activities

Capital expenditures                              (83,952)   (55,412)   (63,065)
Proceeds from sale of plant and equipment           3,836      6,634      3,571
Cash used for acquisitions, net of
 cash acquired                                     (5,750)    (7,434)   (75,598)
Additions to long-term investments                (13,220)    (5,741)    (1,806)
                                                 --------   --------   --------
Cash used for investing activities                (99,086)   (61,953)  (136,898)

Cash Flows from Financing Activities

Short-term debt proceeds, net                      52,359      2,260     29,260
Proceeds from issuance of long-term debt                -          -      1,600
Payments on long-term debt                         (6,904)    (7,712)    (5,697)
Proceeds from exercise of stock options             2,774      3,738      3,418
Dividends paid                                    (15,317)   (15,018)   (14,146)
Repurchase of common stock                        (58,342)   (47,022)   (36,262)
                                                 --------   --------   --------
Cash used for financing activities                (25,430)   (63,754)   (21,827)

Net increase (decrease) in cash and
 cash equivalents                                   1,067     10,152    (40,985)

Cash and cash equivalents at beginning of year     26,584     16,432     57,417
                                                 --------   --------   --------
Cash and cash equivalents at end of year         $ 27,651   $ 26,584   $ 16,432
                                                 ========   ========   ========

Cash payments for:
  Interest, net of amount capitalized            $ 12,634   $ 12,101   $ 10,818
  Income taxes                                     17,448     33,481     30,583

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                         Consolidated Statements of Shareholders' Investment

For the Periods Ended January 1, 2000, January 2, 1999, and January 3, 1998
---------------------------------------------------------------------------------------------------------------------------------
                                                Common  Stock                     Accumulated
                                             --------------------    Amount in       Other
                                               Shares        Par     Excess of   Comprehensive  Retained    Treasury
Dollars in thousands                         Outstanding    Value    Par Value       Income     Earnings      Stock     Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996                   30,969,069    $3,097    $ 66,119       $  1,473    $349,903    $           $420,592
                                                                                                                        --------
Net earnings                                                                                      43,323                  43,323
Cumulative translation adjustment                                                     (4,971)                             (4,971)
                                                                                                                        --------
Comprehensive income                                                                                                      38,352
Cash dividends ($.47 per share)                                                                  (14,146)                (14,146)
Stock options exercised                         204,914        20       3,397                                              3,417
Repurchase of common stock                   (1,456,900)     (146)    (36,116)                                           (36,262)
Stock issued for acquisition                     75,715         8       2,131                                              2,139
Other                                               481                    11                                                 11
                                             ----------    ------    --------       --------    --------    --------    --------
Balance, January 3, 1998                     29,793,279     2,979      35,542         (3,498)    379,080                 414,103
                                                                                                                        --------
Net earnings                                                                                      52,940                  52,940
Cumulative translation adjustment                                                      1,190                               1,190
                                                                                                                        --------
Comprehensive income                                                                                                      54,130
Cash dividends ($.51 per share)                                                                  (15,018)                (15,018)
Stock options exercised                         166,578        17       3,721                                              3,738
Repurchase of common stock                   (1,698,900)     (170)    (39,263)        (7,589)                            (47,022)
                                             ----------    ------    --------       --------    --------    --------    --------
Balance, January 2, 1999                     28,260,957     2,826           -         (2,308)    409,413                 409,931
                                                                                                                        --------
Net earnings                                                                                      16,010                  16,010
Cumulative translation adjustment                                                     (4,081)                             (4,081)
                                                                                                                        --------
Comprehensive income                                                                                                      11,929
Change in accounting principle (Note 1)                                                            2,800                   2,800
Cash dividends ($.56 per share)                                                                  (15,317)                (15,317)
Stock options exercised                         137,246        14       2,760                                              2,774
Repurchase of common stock                   (2,572,400)     (257)     (2,760)                   (12,535)    (42,790)    (58,342)
                                             ----------    ------    --------       --------    --------    --------    --------
Balance, January 1, 2000                     25,825,803    $2,583           -       $ (6,389)   $400,371    $(42,790)   $353,775
                                             ==========    ======                   ========    ========    ========    ========


-----------------------------------------

There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued.

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

For the Periods Ended January 1, 2000, January 2, 1999, and January 3, 1998

Note 1: Summary of Accounting Policies

     Significant accounting policies followed by the Banta Corporation (the "Corporation" or "Banta") in maintaining financial records and preparing financial statements are:

     Business The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Banta also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 1999, 1998 or 1997.

     Year-end The Corporation's operating year ends on the Saturday closest to December 31. Operating years 1999 and 1998 ended on January 1, 2000, and January 2, 1999, respectively, and comprised 52 weeks each. The year 1997 ended on January 3, 1998, and comprised 53 weeks.

     Principles of Consolidation The consolidated  financial  statements include
the  accounts  of  the  Corporation  and  its   subsidiaries.   All  significant
intercompany accounts and transactions have been eliminated.

     Recognition of Sales The Corporation primarily recognizes revenue at the time the products are shipped or as services are performed. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

     Earnings Per Share of Common Stock Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 27,153,280, 29,334,298, and 29,973,736 in 1999, 1998 and
1997, respectively. Average common and common equivalent shares for computation of diluted earnings per share were 27,177,205, 29,474,873, and 30,113,098 in 1999, 1998 and 1997, respectively.

     The shares outstanding used to compute diluted earnings per share for 1999, 1998 and 1997 excluded outstanding options to purchase 1,391,777, 329,062, and 318,850 shares of common stock, respectively, with weighted-average exercise prices of $26.20, $26.73, and $27.66, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

     Foreign Currency Translation Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign currency transaction gains and losses were insignificant in 1999, 1998 and 1997.

     Capitalized Interest The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $13,100,000 in 1999, $11,756,000 in 1998, and $12,007,000 in 1997 of which $738,000, $931,000, and $945,000 was capitalized in 1999, 1998 and 1997, respectively.

     Cash and Cash Equivalents Short-term investments, with maturities of less than 90 days at the date of purchase, are considered cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows. These investments are stated at cost which approximates market.

     Inventories At January 1, 2000, the Corporation's inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Effective January 3, 1999, certain operations (comprising approximately one third of the Corporation's inventories) changed from the last-in, first-out basis to FIFO. The change in accounting principles was made to provide a better matching of revenue and expenses. This accounting change was not material to the financial statements, and accordingly, no retroactive restatement of prior years' financial statements was made. Inventories include material, labor and manufacturing overhead.

     Inventory amounts at January 1, 2000, and January 2, 1999, were as follows:

         Dollars in thousands                    1999         1998
         --------------------                    ----         ----
     Raw materials and supplies                 $51,425      $35,270
     Work-in-process and finished goods          34,669       43,963
                                                -------      -------
     FIFO value of all inventories               86,094       79,233
     LIFO reserve                                     -       (4,509)
                                                -------      -------
     Net inventories                            $86,094      $74,724
                                                =======      =======

     Plant and Equipment Plant and equipment (including major renewals and betterments) are carried at cost and depreciated over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are generally amortized over the term of the leases on a straight-line basis. The general range of useful lives for financial reporting is 15 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment.

     Product Development Costs incurred in the development of new products, prior to establishing technological feasibility, are charged to expense as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Corporation's product development process, technological feasibility is established upon completion of a detailed design. Capitalized software costs will be amortized on a product-by-product basis over a period of three to five years, depending on the estimated useful life of the software. The unamortized balance, as included in other assets, was $11,509,000, and
$7,547,000 at January 1, 2000, and January 2, 1999, respectively. The Corporation believes the capitalized software development costs are realizable based on the projected undiscounted earnings of the business.

     Income Taxes Deferred tax liabilities and assets are determined based on the difference between the book and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Cost in Excess of Net Assets of Businesses Acquired Cost in excess of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 20 to 25 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $12,155,000, and $10,700,000 as of January 1, 2000, and January 2, 1999, respectively.

     Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

     Derivative  Financial  Instruments In June 1998,  the Financial  Accounting
Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Corporation intends to adopt this standard no later than the first quarter of 2001. The Corporation occasionally utilizes interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 1999, 1998 or 1997.

Note 2: Acquisitions

     Groupo Imagen Joint Venture In July 1999, the Corporation acquired a 50 percent equity interest in a newly formed joint venture for approximately $5.8 million. The joint venture, Banta G. Imagen S. de R.L. de C.V., based in Queretaro, Mexico, provides a variety of products and services for the commercial print market. The equity method of accounting will be used to account for this investment prospectively as of the acquisition date.

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

     In September of 1997, the Corporation acquired The Omnia Group ("Omnia") for approximately $50.7 million. Omnia is a supplier of single-use medical and dental products. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets by $19.4 million. In October of 1997, the Corporation acquired Greenfield Printing & Publishing Company ("Greenfield") for $21.3 million. Greenfield is a printer of special-interest and trade magazines. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets and identified intangible assets by $13.8 million. Both of these acquisitions were accounted for as purchases.

Note 3: Short-term Debt

     The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At January 1, 2000, the Corporation had credit facilities totaling $113 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is used to finance the Corporation's European operations.

     At January 1, 2000, the Corporation had notes payable outstanding aggregating $88.5 million against the credit facilities, which included $75.7 million in commercial paper with a weighted average interest rate of 6.1%. The remaining $12.8 million was an outstanding balance on the line of credit with a weighted average interest rate of 7.5%. At January 2, 1999, the Corporation had notes payable outstanding aggregating $36.1 million against the credit facilities, which consisted entirely of commercial paper with a weighted average interest rate of 5.6%. The maximum outstanding borrowings during 1999 and 1998 were $88.5 and $44.5 million, respectively. The average outstanding borrowings during 1999 and 1998 were $49.8 and $24.5 million, respectively. The weighted-average interest rates on such borrowings during 1999 and 1998 were 5.4% and 5.6%, respectively.

Note 4: Long-term Debt

     Long-term debt, including amounts payable within one year, consists of the following:

--------------------------------------------------------------------------------
Dollars in thousands                    Maturities      1999        1998
--------------------------------------------------------------------------------
Promissory Notes:
6.81%                                       2004-2010     $ 35,000     $ 35,000
7.62%                                       2000-2009       22,619       25,000
7.98%                                       2000-2010       25,000       25,000
9.53%                                       2000-2005       10,909       12,727
7.38%                                       2005-2015       15,000       15,000
10.11%                                              -            -        1,500

Notes Payable and Capital Lease
  Obligations, generally fixed
  rates of interest, 6.0% to 9.8%           2000-2002        5,400        6,322

Industrial Revenue Bonds:
  Floating rates of interest,
    approximating 80% of the prime rate     2000-2015        6,307        6,450
  Fixed rate of interest at 7.5%            2000-2002          400          540
                                                          --------     --------
                                                           120,635      127,539
Less current maturities                                     (7,115)      (6,911)
                                                          --------     --------
Long-term debt                                            $113,520     $120,628
                                                          ========     ========

     Maturities of long-term debt during the next five years are: 2000, $7,115,000; 2001, $9,327,000; 2002, $12,425,000; 2003, $6,580,000; and 2004,
$6,580,000. Industrial Revenue Bonds aggregating $1,500,000 are secured by certain real estate and equipment.

     The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens.

     One of the Promissory Note agreements contains covenants, which restrict the payment of dividends. As of January 1, 2000, $89,965,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

     Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of January 1, 2000, including current maturities, was $121,254,000.

Note 5: Stock Option Plans

     At January 1, 2000, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At January 1, 2000, 623,515 shares of the Corporation's common stock were reserved for future option grants.

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

     The following table summarizes activity under the stock option plans:

--------------------------------------------------------------------------------
                                                                     Weighted
                                  Options        Price Range       Average Price
--------------------------------------------------------------------------------
Outstanding at
  December 28, 1996             1,779,231        $15  -  $29           $22
    Granted                       402,500         25  -   26            26
    Exercised                    (398,461)        15  -   23            18
    Canceled or expired           (60,003)        21  -   28            25

Outstanding at
  January 3, 1998               1,723,267         18  -   29            24
    Granted                       575,200         24  -   31            26
    Exercised                    (287,777)        18  -   28            23
    Canceled or expired           (65,320)        21  -   29            25

Outstanding at
  January 2, 1999               1,945,370         20  -   31            25
    Granted                       691,000         19  -   24            23
    Exercised                    (277,855)        21  -   24            21
    Canceled or expired          (217,531)        20  -   31            26

Outstanding at
  January 1, 2000               2,140,984        $19  -  $31           $25


     Of the options outstanding at January 1, 2000, 1,014,305 were exercisable at prices ranging from $21 to $31, and a weighted average of $25. The balance of the options become exercisable at various times through 2002 at prices ranging from $19 to $26, and a weighted average of $24.

     During  1999,  1998  and  1997,  140,609,   121,199,  and  193,547  shares,
respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

     The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with Financial Accounting Standards Board Statement No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
    Dollars in thousands,
    except per share amounts                   1999        1998        1997
--------------------------------------------------------------------------------
    Net Earnings:
             As Reported                     $16,010     $52,940     $43,323
             Pro Forma                        14,123      50,895      42,032

    Earnings per share of common stock:

    Basic:   As Reported                       $0.59       $1.80       $1.45
             Pro Forma                          0.52        1.74        1.40

    Diluted: As Reported                        0.59        1.80        1.44
             Pro Forma                          0.52        1.73        1.40


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.9%, 4.5%, and 6.2%; expected dividend yields of 2.0%, 2.0%, and 1.7%; expected lives of 6.0, 5.7, and 4.9 years; expected volatility of 33%, 30%, and 25%. The weighted average fair value of the options granted in 1999, 1998 and 1997 was $5.89, $6.73, and $7.65, respectively.

Note 6: Operating Leases

     The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $13,819,000, $16,219,000, and $12,748,000 in 1999, 1998 and 1997, respectively. Minimum rental commitments for the years 2000 through 2004 aggregate $11,245,000, $10,972,000, $10,259,000,
$9,788,000, and $11,003,000, respectively, and $36,852,000, thereafter.

Note 7: Restructuring Charge

     In the second quarter of 1999, the Corporation recorded a restructuring charge, including related asset writedowns, of $55.0 million ($38.5 million, after tax). The restructuring primarily involved the Corporation's print segment and resulted in three facility closings and the elimination of certain underperforming business assets. The restructuring also resulted in workforce reductions of approximately 650 employees (350 employees at the three facilities closed) and the writedown of certain long-lived assets, including goodwill.

     Actions within the print segment resulted in restructuring charges of approximately $44.8 million and, most significantly, included the closure of the mailing and fulfillment facility in Berkeley, Illinois, the prepress facility in Charlotte, North Carolina, and the printing plant in Kent, Washington. These closings and the related asset writedowns were primarily the result of the Corporation's decision to exit non-strategic businesses and discontinue activities that management determined were unlikely to deliver future acceptable profitability and shareholder value. Initiatives within the turnkey services and healthcare products business operations resulted in restructuring charges of $9.0 million and primarily related to the elimination or realignment of manufacturing capacity to meet future customer sourcing requirements. The remaining portion of the charge (approximately $1.2 million) related to severance and other restructuring costs at the corporate headquarters.

     The cash and noncash elements of the restructuring charge approximate $24.1 million and $30.9 million, respectively.

     Details of the restructuring charge are as follows (in thousands):

--------------------------------------------------------------------------------
                                       Original
                                     Restructuring     Used in      Year-End
   Dollars in thousands                 Charge          1999        Balance
--------------------------------------------------------------------------------
   Writedown of intangible assets,
     including goodwill                $15,600        $(15,600)     $     -
   Writedown of tangible assets         15,300         (15,300)           -
   Lease termination payments           11,500          (2,764)       8,736
   Employee severance and
     termination benefits                8,300          (6,588)       1,712
   Other facility exit costs             4,300          (2,799)       1,501
                                       -------        --------      -------
         Total                         $55,000        $(43,051)     $11,949
                                       =======        ========      =======


     For facilities to be closed or operations with manufacturing capacity eliminated, the tangible assets to be disposed of have been written down to their estimated fair value, less cost of disposal. The fair value for tangible assets written down approximated $3.4 million and was determined through internal manufacturing valuation studies. All intangible asset carrying values associated with the facility closings have been eliminated. As of January 1, 2000, cash outflows have been $12,151,000. It is expected that the restructuring actions will be substantially completed by midyear of 2000.

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

Note 8: Employee Benefit Plans

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

     Net   periodic   pension   and   postretirement   benefit   costs  for  the
Corporation-sponsored plans, were as follows:

---------------------------------------------------------------------------------------------------------------
                                                           Pension Benefits                Other Benefits
                                                    ------------------------------   --------------------------
Dollars in thousands                                  1999       1998       1997      1999      1998      1997
---------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year        $ 5,794    $ 5,261    $ 3,952    $1,144    $1,011    $  572
Interest cost on projected benefit obligation         6,442      5,930      5,310       855       781       657
Expected return on plan assets                       (9,015)    (8,001)    (6,606)                  -         -
Amortization of prior service cost                      443        437        444        26        26         -
Amortization of transition obligation (asset)          (394)      (395)      (400)      255       254       255
Amortization of net (gain) loss                         (96)       (25)      (253)        -        18         -
                                                    -------     ------    -------    ------    ------    ------
Net pension and other benefits expense              $ 3,174     $3,207    $ 2,447    $2,280    $2,090    $1,484
                                                    =======     ======    =======    ======    ======    ======

     Significant assumptions used in determining net pension and postretirement benefit expense for the Corporation's plans are as follows:

--------------------------------------------------------------------------------------------------------------
                                                              Pension Benefits             Other Benefits
                                                           -----------------------     -----------------------
                                                           1999     1998     1997      1999     1998     1997
--------------------------------------------------------------------------------------------------------------
Discount rate                                              7.00%    7.00%    7.75%     7.00%    7.00%    7.75%
Expected rate of increase in compensation                  4.0      4.0      4.0          -        -        -
Expected long-term rate of return on plan assets           9.5      9.5      9.0          -        -        -


     All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $9,266,000 and $6,044,000 in 1999, respectively, and $8,792,000 and $6,016,000 in 1998, respectively. Plan assets for the funded plans include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.75% for 1999 and 7.00% for 1998:

------------------------------------------------------------------------------------------------------------------
                                                                         Pension Benefits        Other Benefits
                                                                       ---------------------   -------------------
Dollars in thousands                                                     1999        1998        1999       1998
------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                              $ 94,254    $ 86,382    $12,795    $10,957
  Service cost                                                            5,794       5,261      1,144      1,011
  Interest cost                                                           6,442       5,930        855        781
  Change in assumptions                                                 (10,818)        798     (2,108)      (387)
  Participants' contributions                                                 -           -        315        279
  Acquisitions                                                                -           -          -        176
  Plan amendments                                                            85           -          -        506
  Benefits paid                                                          (4,033)     (4,117)      (448)      (528)
                                                                       --------    --------    -------    -------
                                                                         91,724      94,254     12,553     12,795
                                                                       --------    --------    -------    -------

Change in plan assets:
  Fair value of plan assets at beginning of year                        105,579      94,069          -          -
  Actual return on plan assets                                           12,311      13,307          -          -
  Employer contributions                                                  1,335       2,320        133        249
  Participants' contributions                                                 -           -        315        279
  Benefits paid                                                          (4,033)     (4,117)      (448)      (528)
                                                                       --------    --------    -------    -------
                                                                        115,192     105,579          -          -
                                                                       --------    --------    -------    -------

Plan assets (in excess of) less than benefit obligation                 (23,468)    (11,325)    12,553     12,795
Unrecognized net gain (loss)                                             32,835      18,816        680     (1,427)
Unrecognized prior service cost                                          (2,691)     (3,049)      (454)      (481)
Unrecognized net asset (obligation)                                         947       1,340     (3,309)    (3,564)
Adjustment required to recognize minimum liability                          446       1,343          -          -
                                                                       --------    --------    -------    -------
Accrued pension cost (included in other non-current liabilities)       $  8,069    $  7,125    $ 9,470    $ 7,323
                                                                       ========    ========    =======    =======
Intangible asset recognized in Consolidated Balance Sheets             $    446    $  1,343    $     -    $     -
                                                                       ========    ========    =======    =======

     Approximately 33% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,628,000, $2,275,000, and $2,284,000 in 1999, 1998 and 1997, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

     The Corporation has established an Incentive Savings Plan (401K) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 1999, 1998 and 1997 were $2,832,000, $2,624,000, and $2,408,000, respectively.

Note 9: Capital Stock

     Prior to 1997, the Corporation was authorized by the Board of Directors to purchase up to 1,500,000 shares of outstanding common stock in the open market. During 1997, 1,158,900 shares of outstanding common stock were repurchased under this authority for an aggregate cost of $28,713,000. In 1997 the Corporation was authorized by the Board of Directors to purchase up to an additional 1,500,000 shares of outstanding common stock in the open market. As of January 3, 1998, 298,000 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $7,549,000. During 1998 an additional 125,000 shares were repurchased under this authority for an aggregate cost of $3,232,000.

     In April 1998 the Board of Directors authorized a new program for the repurchase of $60 million of common stock. This program was expanded in October 1998 for the repurchase of an additional $50 million of common stock. As of January 2, 1999, 1,573,900 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $43,790,000. During 1999, an additional 2,572,400 shares were repurchased under this authority for an aggregate cost of $58,342,000. In December 1999 this program was expanded for the repurchase of an additional $100 million of common stock.

     Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock were recorded as treasury stock. At January 1, 2000, the Corporation held 1,883,300 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

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

Note 10:  Income Taxes

     The provision for income taxes consists of the following:

--------------------------------------------------------------------------------
   Dollars in thousands                 1999           1998           1997
--------------------------------------------------------------------------------
   Current:
     Federal                           $18,852        $25,525        $25,531
     State                               5,465          5,958          5,772
     Foreign                             2,824          1,472          1,325
                                       -------        -------        -------
                                        27,141         32,955         32,628
   Deferred                             (8,541)           195         (5,128)
                                       -------        -------        -------
   Provision for income taxes          $18,600        $33,150        $27,500
                                       =======        =======        =======

     Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

--------------------------------------------------------------------------------
                                            1999           1998           1997
--------------------------------------------------------------------------------
Statutory federal tax rate                  35.0%          35.0%          35.0%
Subsidiary basis adjustment                  7.9              -              -
State and local income taxes,
  less applicable federal tax benefit        5.6            4.2            3.9
Amortization of nondeductible goodwill       2.3             .6             .1
Other, net                                   2.9           (1.3)           (.2)
                                            ----           ----           ----
Effective income tax rate                   53.7%          38.5%          38.8%
                                            ====           ====           ====

     Temporary differences which give rise to the deferred tax assets and liabilities at January 1, 2000, and January 2, 1999, are as follows:

--------------------------------------------------------------------------------
Dollars in thousands                                    1999           1998
--------------------------------------------------------------------------------
Net current deferred tax assets:
  Vacation accrual                                    $  3,327       $  3,224
  Other accrued liabilities                             12,518          5,331
  Reserve for uncollectible accounts                     1,672          1,359
  Other                                                   (522)         2,311
                                                      --------       --------
                                                      $ 16,995       $ 12,225
                                                      ========       ========

Net long-term deferred tax liabilities:
  Accelerated depreciation                            $(29,215)      $(31,639)
  Goodwill amortization                                   (753)        (1,143)
  Accrued pension cost                                   3,068          2,296
  Accrued postretirement benefit cost                    3,666          2,958
  Deferred compensation                                  3,695          2,290
  Other                                                   (843)         3,024
                                                      --------       --------
                                                      $(20,382)      $(22,214)
                                                      ========       ========

     No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $7,268,000 at January 1, 2000, and are considered permanently invested. If undistributed earnings were remitted, tax credits would substantially offset any resulting domestic tax liability.

     The  non-United   States  component  of  income  before  income  taxes  was
$6,730,000, $5,498,000, and $3,886,000 in 1999, 1998, and 1997, respectively.

Note 11: Contingencies

     The Corporation is involved in various claims, including those related to environmental matters, and lawsuits arising in the normal course of business. In the opinion of management, the ultimate liability, if any, for these claims and lawsuits beyond any reserves already provided, will not have a material adverse effect on the consolidated statements of earnings of the Corporation.

Note 12:  Segment Information

     The Corporation operates in two primary business segments, print and turnkey services, with other business operations in healthcare products. The print segment provides products, including digital imaging, and services to publishers of educational and general books, and special-interest magazines, and is a supplier of consumer and business catalogs, and direct marketing materials. Turnkey services provides supply-chain management, product assembly, fulfillment and product localization services primarily to technology companies in the United States and Europe. Healthcare products is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals.

     These operations are strategic business units that service different markets and offer different products and services.

     The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 1999, 1998 and 1997 are as follows:

--------------------------------------------------------------------------------
                                               Turnkey
Dollars in thousands               Printing    Services   Healthcare    Total
--------------------------------------------------------------------------------
1999
Net sales                         $  960,150   $213,397    $104,731   $1,278,278
Intersegment sales                     5,265        140           -        5,405
Depreciation and amortization         59,213      3,532       4,370       67,115
Earnings from operations              48,590      4,558      11,792       64,940
Operating earnings before
  restructuring charge                93,410     10,308      14,992      118,710
Significant non-recurring items:
  Restructuring charge                44,820      5,750       3,200       53,770
Total assets                         562,677    114,296      72,160      749,133
Capital expenditures                  65,656     13,946       3,595       83,197

1998
Net sales                         $1,003,913   $226,286    $105,597   $1,335,796
Intersegment sales                     6,699        688           -        7,387
Depreciation and amortization         59,274      2,878       2,682       64,834
Earnings from operations              92,764      5,407      16,715      114,886
Total assets                         542,508    128,044      76,462      747,014
Capital expenditures                  43,420      3,950       5,992       53,362

--------------------------------------------------------------------------------
Dollars in thousands                   Printing       All Other(1)      Total
--------------------------------------------------------------------------------
1997
Net sales                              $936,019         $266,464     $1,202,483
Intersegment sales                        7,501            1,215          8,716
Depreciation and amortization            56,241            4,640         60,881
Earnings from operations                 81,956           11,541         93,497
Operating earnings before
  restructuring charge                   91,456           15,541        106,997
Significant non-recurring items:
  Restructuring charge                    9,500            4,000         13,500
Total assets                            568,298          191,793        760,091
Capital expenditures                     54,092           7,460         61,552

----------------------------

(1) "All Other" includes the operations within turnkey services and healthcare products which have been aggregated. Separate segment data was impractical to present.


     The  following   table  presents  a   reconciliation   of  certain  segment
information to the totals contained in the Consolidated Financial Statements:

--------------------------------------------------------------------------------
Dollars in thousands                     1999           1998           1997
--------------------------------------------------------------------------------
Earnings from operations:

Reportable segment earnings            $118,710       $114,886       $106,997
Unallocated corporate expenses          (15,340)       (17,341)       (13,953)
Restructuring charge                    (55,000)             -        (13,500)
Interest expense                        (12,362)       (10,825)       (11,062)
Other income (expense)                   (1,398)          (630)         2,341
                                       --------       --------       --------
Earnings before income taxes           $ 34,610       $ 86,090       $ 70,823
                                       ========       ========       ========

Total assets:

Reportable segment assets              $749,133       $747,014       $760,091
Intergroup receivable elimination        (1,405)        (1,219)        (2,297)
Other unallocated amounts                25,616         24,171         23,422
                                       --------       --------       --------
Consolidated total assets              $773,344       $769,966       $781,216
                                       ========       ========       ========


     Summarized geographic data for the Corporation's operations for 1999, 1998 and 1997 are as follows (net sales are attributed to countries primarily based on location of operation):

--------------------------------------------------------------------------------
Dollars in thousands                      1999           1998           1997
--------------------------------------------------------------------------------
Net sales:

United States                          $1,116,779     $1,144,741     $1,056,791
Ireland                                    91,423        127,110         93,798
Other foreign countries                    70,076         63,945         51,894
                                       ----------     ----------     ----------
                                       $1,278,278     $1,335,796     $1,202,483
                                       ==========     ==========     ==========

Assets:

United States                          $  697,814     $  666,678     $  703,833
Ireland                                    48,346         79,712         47,770
Other foreign countries                    27,184         23,576         29,613
                                       ----------     ----------     ----------
                                       $  773,344     $  769,966     $  781,216
                                       ==========     ==========     ==========

                                              Unaudited Quarterly Financial Information

     The following table presents financial information by quarter for the years 1999 and 1998.

---------------------------------------------------------------------------------------------------------------------
                                 Quarter Ended          Quarter Ended          Quarter Ended         Quarter Ended
                                     March                  June                 September              December
---------------------------------------------------------------------------------------------------------------------
Dollars in thousands
  (except per share data)       1999       1998       1999         1998       1999       1998       1999       1998
---------------------------------------------------------------------------------------------------------------------
Net sales                     $309,286   $330,810   $299,080     $316,000   $331,572   $343,681   $338,340   $345,305
Gross earnings                  61,695     64,814     61,685       66,125     72,248     70,739     70,734     63,799
Net earnings                     9,712     11,032    (26,727)*     13,394     17,538     16,230     15,487     12,284
Basic earnings per share           .35        .37       (.97)*        .45        .65        .55        .59        .43
Diluted earnings per share         .35        .37       (.97)*        .45        .65        .55        .59        .43

-----------------------
*    Second quarter 1999 results of operations include a restructuring charge of $38.5 million, after tax ($1.40 per common share).

                        Dividend Record and Market Prices

--------------------------------------------------------------------------------
                                   First    Second     Third    Fourth   Entire
Per Share of Common Stock         Quarter   Quarter   Quarter   Quarter   Year
--------------------------------------------------------------------------------
1999 dividends paid               $.14      $.14     $.14       $.14     $.56

Price range:
  High                            $27       $25 1/4  $25 13/16  $24 1/2  $27
  Low                              18 1/4    17 1/4   20  3/4    21 1/8   17 1/4

1998 dividends paid               $.12      $.13     $.13       $.13     $.51

Price range:
  High                            $32 1/4   $34 7/8  $31 5/8    $28 3/8  $34 7/8
  Low                              24 7/16   29 7/8   25 11/16   21 7/8   21 7/8

     Prior to December 18, 1998, Banta Corporation was included in the Nasdaq National Market List and the symbol was BNTA. On November 23, 1998, the Corporation formally received approval for listing its common stock on the New York Stock Exchange. Banta stock began trading on the New York Stock Exchange on December 18, 1998, under the new symbol BN. The stock prices listed above are the high and low trades. As of January 31, 2000, the Corporation had 2,175 shareholders of record.

"Safe Harbor"  Statement under the Private  Securities  Litigation Reform Act of
1995

     This Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered forward-looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customer order patterns or demand for the Corporation's products, changes in raw material costs and availability, pricing actions by competitors, success in implementing the Corporation's plan to enhance revenues and margins, success with operational start ups, and general changes in economic conditions. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date hereof, and Banta Corporation undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.