Form 10-K405, Exhibit 13
period 2000-12-30
BANTA CORP
filed 2001-03-23
CIK 9801

2000 HIGHLIGHTS


-    Sales increased 17% to a record $1.5 billion

-    Earnings per share rose 17% to $2.35, an all-time high

-    Operating earnings increased 11%

-    EBITDA(1) reached a record $190 million

-    Return on average shareholders' investment increased from 14.3% to 16.2%

- Supply-Chain Management sector sales reached $336 million, a 57% increase; operating earnings more than doubled

(1)  Earnings before interest, taxes, depreciation and amortization


                         Sector Net Sales (In Millions)
                               [GRAPHIC OMITTED]

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Not Covered by Report of Independent Public Accountants
------------------------------------------------------------------------------------------
Dollars in thousands           2000         1999         1998        1997(2)      1996(2)
(except per share data)
------------------------------------------------------------------------------------------
Summary of Earnings(1)

Net sales                   $1,537,729   $1,315,278   $1,372,796   $1,202,483   $1,083,763

Net earnings:
  Before Restructuring          58,743       54,510       52,940       51,423       50,907
  After Restructuring           58,743       16,010       52,940       43,323       50,907

Diluted earnings per
 common share:
  Before Restructuring            2.35         2.01         1.80         1.71         1.63
  After Restructuring             2.35          .59         1.80         1.44         1.63

Dividends paid per
 common share                      .60          .56          .51          .47          .44

Financial Summary

Working capital                166,356      110,508      158,129      165,308      219,630

Net plant and equipment        344,261      327,350      318,635      338,357      319,939

Total assets                   854,524      773,344      769,966      781,216      719,218

Long-term debt                 179,202      113,520      120,628      130,065      133,696

Interest expense                16,754       12,362       10,825       11,062       10,214

EBITDA3                        190,537      171,582      164,407      155,151      150,442

Shareholders' investment       370,912      353,775      409,931      414,103      420,592

Book value per share of
 common stock(4)                 15.10        13.70        14.51        13.90        13.58
------------------------------------------------------------------------------------------
(1)  All years comprised 52 weeks, except 1997, which comprised 53 weeks.
(2)  Net sales for 1997 and 1996 have not been restated for the effect of EITF 00-10 as described in Note 1 to the Consolidated Financial Statements.
(3)  EBITDA is defined as earnings before interest, taxes, depreciation, amortization and restructuring charges.
(4)  Book values per share of common stock are based on shares outstanding at year-end.


Earnings Before Interest, Taxes, Depreciation and Amortization*
[GRAPHIC OMITTED]


Return on Average Shareholders' Investment (before restructuring)
[GRAPHIC OMITTED]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATIONS

Highlights

     Results for 2000 included the following:

o    Record sales, operating earnings, net earnings and earnings per share

o Strong growth in supply-chain management as the Corporation successfully ramped up operations on three continents to distribute Compaq Computer ("Compaq") non-PC, enterprise-class hard drives and established a new location in Mexico for other customers

o Excellent facility utilization and strong operating margins within core print facilities

o Increased efficiencies and enhanced shareholder returns from the achievement of targeted objectives of the 1999 restructuring

o    Fifth straight year of improved EBITDA

o Strong cash flow from operating activities, which was used to support investments and key initiatives including:

     - Next generation release of Banta's B-media(TM)digital content management software

     - Acquisition of Southeastern Color Graphics ("Southeastern") which expanded book capabilities and market share

     -    Open market repurchase of 1.3 million shares of Banta common stock

     - Continued capital expenditures, including capacity expansions for the book and magazine markets

     Sales for 2000 were $1.54 billion, a 17% increase from the prior year sales of $1.32 billion. Sales for 2000 were influenced by the supply-chain management contract with Compaq, a strong year for educational print and an overall increase in print market sales. The increase in print market sales included higher paper prices of approximately 10%. These increases were offset by a slight reduction in healthcare sales, partially due to lower wound care product sales.

     Earnings from operations for 2000 rose to a record $114.8 million, 11% higher than the prior year's $103.4 million, before consideration of the 1999 restructuring charge. Net earnings of $58.7 million for 2000 were 8% higher than the prior-year earnings of $54.5 million, prior to the 1999 restructuring charge ($38.5 million or $1.40 per diluted share, after tax.). Diluted earnings per share for 2000 reached a record high of $2.35 per share compared with $2.01 per share for 1999, prior to the restructuring charge.

     Supply-chain management sales for 2000 of $336 million were 57% higher than the prior-year sales of $213 million. Earnings from operations as a percentage of sales ("operating margin") improved from 4.8% in 1999 to 6.2% in 2000. These gains were primarily related to the successful start up of facilities in Houston, Texas; Cork, Ireland; and Singapore to service the Compaq contract. The Corporation also gained new opportunities with other major technology companies, which included the continued expansion into Mexico to service additional customers.

     Operating margins within the print segment increased from 9.4% in 1999 to 9.7% in 2000. Through improved operational efficiencies, cost containment efforts and product mix changes, the commercial markets were able to improve profitability on minimal sales gains. Strong facility utilization also led to increased operating margins within the book and publications markets. The Corporation also benefited from a full year of cost savings related to the 1999 restructuring initiatives.

     During 2000, the Corporation continued its focus on asset management with its Economic Profit performance measurement system. Economic Profit, as employed by the Corporation, monitors the contribution from asset investments compared to the cost of capital incurred by the Corporation with respect to such investments. This performance measurement system focuses on achieving shareholder value creation and working capital reductions. The Corporation achieved record Economic Profit of $10.9 million in 2000, more than doubling the 1999 amount.

     Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached a record $190 million in 2000. With strong cash flow from operating activities in 2000, Banta continued to invest in new technologies in its key growth sectors and to support the Corporation's share repurchase program.

     Capital expenditures, totaling approximately $81 million during 2000, included several new presses and continued investment in the global supply-chain management initiative. In addition, the Corporation enhanced its ability to produce supplemental education components through the acquisition of Southeastern Color Graphics in May 2000. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets.

     Banta continued to support value for shareholders by using available cash and borrowing capacity to fund open market share repurchases. The Corporation repurchased approximately 1.3 million shares for an aggregate price of approximately $24 million in 2000, in addition to approximately $150 million expended since 1996 to repurchase shares. The Corporation currently has authority from the Board of Directors to use in excess of $80 million to fund future share repurchases. Repurchases in the future, if any, will be made from time to time as market conditions warrant.

Net Sales

     The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides comprehensive single-source products, including digital imaging, and services to publishers of educational and general books and special-interest magazines, and is a supplier of direct marketing materials and consumer and business catalogs. The supply-chain management segment provides product assembly, testing, fulfillment and product localization services primarily to technology companies in North America, Europe and the Far East. The healthcare business is primarily engaged in the production and sourcing of disposable products used in outpatient clinics, dental offices and hospitals.

     Print segment net sales of $1.1 billion for 2000 were $103 million, or 10.3% higher than the prior-year total of $997 million. The increase in print segment net sales was primarily due to strong market demand, market share growth and higher paper prices during 2000 compared to the prior year. For the full year, paper prices increased on a composite average approximately 10%.

As is customary in the print markets, fluctuations in paper prices are absorbed by the customer. Paper prices are estimated to remain stable or be slightly lower during the first half of 2001 with a modest increase toward the end of the year.

     Net sales for the print segment market classifications, as a percent of total print segment sales, were as follows:

          ----------------------------------------------------------
                                       2000        1999        1998
          ----------------------------------------------------------
          Books                         33%         29%         29%

          Direct Marketing              21          24          25

          Catalogs                      22          23          24

          Magazines                     19          17          16

          Other                          5           7           6
          ----------------------------------------------------------
                                       100%        100%        100%
          ----------------------------------------------------------

     Sales in the book market for 2000 were 30% higher than the prior year primarily due to strong educational activity, the acquisition of Southeastern in May 2000 and the aforementioned increase in paper prices. Sales to educational customers increased due to a strong textbook adoption year and improved market penetration. Educational book and component sales are expected to benefit from continuing favorable textbook adoption activity in 2001 though at reduced levels from 2000.

     Sales in the magazine market increased in 2000 due to market share growth and strong increases in page counts resulting from an aggressive advertising environment. Growth in this market required additional capital expenditures during 2000 for equipment additions along with a $15 million expansion of the Greenfield, Ohio, facility. The expansion will more than double the current space and will be completed later in 2001. The Corporation is making the investment in expanded capacity as part of its long-term strategic plan, and not solely in response to growth in 2000. In any given year page count levels tend to vary based on economic growth trends.

     Sales for direct marketing materials were comparable to the prior year while catalog market sales were slightly higher than the prior year primarily due to higher paper prices and the business-to-business biennial catalog cycle.

     Supply-chain management segment sales were $336 million in 2000, an increase of 57% from 1999 sales. This increase was primarily related to the successful start up of operations to service the Compaq contract. Sales to Compaq in the prior year were modest. The Corporation also gained new opportunities with other major technology companies, which included the continued expansion into Mexico to service additional customers.

     Healthcare sales for 2000 of $102 million were slightly below the prior year. Several product lines were moved off-shore to either Mexico or Asia, which caused interruption to customers' deliveries. A return to full operation is expected in 2001.

     The Corporation projects 2001 sales to increase 8% to 10% compared with 2000. Print segment sales are expected to grow modestly. Sales within the education markets are expected to remain at favorable levels and increases in market share are expected to continue within the magazine market. Sales for the supply-chain management segment are projected to increase 25% to 30% in 2001 compared with 2000. The projected growth includes a full year of Compaq activity at facilities in Europe and Singapore along with continued market penetration of existing and new customers.

     In 1999, print segment net sales were $997 million compared with $1.04 billion in 1998. Sales for the print operations serving the book market were slightly below the prior year primarily due to reduced paper prices and the closing of the Kent, Wash., facility as part of the Corporation's 1999 restructuring. Sales to educational customers increased due to improved market penetration while general and trade books were lower due to reduced demand.

     Sales for the print operations serving the magazine market increased in 1999 from market share gains and more fully utilizing the expansion in facility capacity. Sales for direct marketing materials were slightly below the prior year due to the closure of a facility in Berkeley, Ill. Catalog market sales were approximately 6% lower than the prior year due primarily to lower paper prices and the business-to-business biennial catalog cycle.

     Supply-chain management sales were $213 million in 1999, a decrease of 6% from 1998 sales. This decrease was primarily due to lower pass-through sales, volume reductions from certain customers and the impact of a facility closing in 1998. This decrease was partially offset by improved utilization within the European facilities and increased sales volume from an existing U.S. facility performing work under the Compaq contract.

     Healthcare sales for 1999 of $105 million were comparable to the prior year.

Earnings from Operations

     Consolidated earnings from operations for 2000 increased 11% to $114.8 million compared with the prior year's $103.4 million, before consideration of the 1999 second quarter restructuring charge. All prior-year earnings from operations and operating margins discussed below are before the 1999 restructuring charge. The restructuring charge is described in greater detail in the section entitled "Prior-Year Restructuring Charge" below. Both the print and supply-chain management segments recorded double-digit increases in income while the healthcare business was below the prior year.

     Consolidated operating margins of 7.5% for 2000 were slightly lower than the prior-year operating margins of 7.9%, primarily due to increased selling and administrative costs, product mix and reduced operating results from the healthcare business. This reduction was partially offset by margin improvements within the print and supply-chain management segments. Higher sales volume from supply-chain management, which generally has a lower gross margin percentage because of the high material content, also contributed to the overall lower margin.

     Print segment earnings from operations for 2000 increased to $106.2 million, 13.7% higher than the prior year's $93.4 million. Segment earnings growth reflected the increased sales volume within the educational and magazine markets, efficiency improvements, cost-control initiatives within the commercial print markets and a full year benefit from the 1999 restructuring.

     Operating margins for the print segment increased to 9.7% for 2000 from 9.4% for the prior year. In addition to the aforementioned improvements in earnings from operations, operating margins increased due to better utilization within most print markets and the product mix within the commercial markets. The segment's operating margins were negatively impacted by higher material and energy costs and additional investment in digital technologies.

     Earnings from operations for the supply-chain management segment doubled for the year to $20.7 million and operating margins increased from 4.8% in 1999 to 6.2% in 2000. These increases were primarily due to the substantial volume from the Compaq project at the Houston facility for three quarters of the year and the successful start up of the Cork, Ireland and Singapore facilities to service the Compaq contract. Strong volume increases at several of the other European and U.S. facilities also contributed to the significant gains.

     Healthcare earnings from operations for 2000 were $7.2 million compared to the prior year's $15.0 million. Operating margins for 2000 were 7.1% compared to 14.3% for 1999. The reduction in earnings and operating margins was attributed to lower sales volume from industry consolidation, substantial start-up costs associated with foreign sourcing initiatives of selected non-paper products and higher raw material prices, which could not be passed on to customers due to competitive pricing and timing of contractual arrangements.

     Consolidated earnings from operations increased from $97.5 million for 1998 to $103.4 million for 1999, before consideration of the 1999 restructuring charge. In addition to growth in operating earnings, operating margins improved from 7.1% in 1998 to 7.9% in 1999 prior to the restructuring charge.

     Print segment operating margins increased from 8.9% in 1998 to 9.4% in 1999, primarily due to margin improvements within the direct marketing materials and book markets. Actions taken in conjunction with the 1999 restructuring, including the shutdown of the direct marketing mailing and fulfillment center, improved margins for direct marketing materials. The Corporation was able to improve performance and reduce the level of underutilized capacity, which negatively impacted margins within this market during 1998. Margins for the magazine and catalog markets were consistent with the prior year.

     Supply-chain management segment operating margins improved from 2.4% in 1998 to 4.8% in 1999 as a result of product mix changes. During 1999, the percentage of value-added services to material content was higher than the prior year, which resulted in margin improvement for the European operations.

     Healthcare operating margins for 1999 were below the prior year primarily due to integration costs, increased competitive pricing and underutilization of equipment due to customer consolidation of distribution facilities.

Prior-Year Restructuring Charge

     Earnings from operations for 1999 included a second quarter restructuring charge of $55.0 million ($38.5 million or $1.40 per diluted share, after tax). The cash portion of the charge was $24.1 million and is being funded by subsequent cost savings. The restructuring initiatives primarily involved the Corporation's print segment and included three facility closings and the elimination of certain underperforming business assets. These initiatives resulted in workforce reductions and the writedown of certain long-lived assets. These initiatives generated in excess of $7 million in cost savings during 1999. Similar savings were generated in 2000 and are expected to continue in 2001 and beyond.

     At December 30, 2000, the remaining restructuring reserve was $6.8 million. With the exception of continued lease payments for certain of the closed facilities, restructuring actions were substantially completed in 2000.

Interest Expense and Other Expense

     Interest expense was $16.8 million, $12.4 million and $10.8 million in 2000, 1999 and 1998, respectively. The increases in interest expense were primarily due to higher interest rates and increased debt levels to support the common stock repurchase program, capital expenditures and higher working capital needs. Average short-term borrowings during 2000 were $75.8 million compared with $49.8 million in the prior year.

     Other net expense for 2000 of $1.4 million was comparable to 1999. Other net expense in 1998 of $0.6 million included a gain of $0.9 million on the sale of a building.

Provision for Income Taxes

     Effective income tax rates were 39.2%, 53.7% and 38.5% in 2000, 1999 and 1998, respectively. The increase in the effective tax rate in 1999 was primarily due to nondeductible charges taken in conjunction with the 1999 restructuring. Without giving effect to the restructuring charge, the effective income tax rate for 1999 was 39.2%. The effective income tax rate for 2001 is expected to approximate 39.4%.

Net Income

     The Corporation's net income increased to $58.7 million, or $2.35 per diluted share, compared with the prior year's $54.5 million, or $2.01 per diluted share, before consideration of the 1999 restructuring charge ($38.5 million or $1.40 per diluted share, after tax). Net income growth in 2000 was attributable to increased earnings from operations, partially offset by higher interest expense.

Liquidity and Capital Resources

     The Corporation has historically raised long-term debt financing by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. During 2000, the Corporation issued $70 million of long-term debt at interest rates ranging from 6.98% to 8.05%. The proceeds were used to repay a portion of the Corporation's short-term debt. No significant long-term borrowings were recorded in 1999 or 1998.

     The Corporation primarily raises short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million. Average outstanding short-term borrowings during 2000, 1999 and 1998 were $75.8 million, $49.8 million and $24.5 million, respectively. The increases in 2000 and 1999 resulted primarily from borrowings used to fund the repurchase of shares of common stock. At

December 30, 2000, the Corporation had $58.1 million of availability under its existing domestic credit facilities. In 2001, the Corporation may convert a portion of its short-term floating debt into long-term fixed debt possibly through interest rate swaps.

     Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and share repurchase initiatives, as well as any other investment opportunities that may arise.

     During 2000, working capital increased $56 million. This increase resulted from the reduction in short-term borrowings as a portion of those borrowings was converted into long-term debt. Working capital, excluding short-term debt, increased $14 million during 2000. This increase was primarily in receivables and inventories and was partially offset by an increase in payables. Increased working capital requirements included receivables and inventories to service the Compaq project, the acquisition of Southeastern and increased print segment sales volume.

     During 2000, the Corporation repurchased approximately 1.3 million shares of its common stock at an aggregate cost of $24.0 million compared with approximately 2.6 million shares at an aggregate cost of $58.3 million repurchased in 1999. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has in excess of $80 million in authority remaining for future share repurchases. During 2001, the Corporation may continue its repurchase of shares pursuant to this authorization if market conditions warrant. Any future stock repurchases will be funded by a combination of cash provided from operations and short-term borrowings.

     The Corporation's capital investment program, which resulted in capital spending of $81 million in 2000, reflects its commitment to maintain modern, efficient plants and to provide customers with enhanced supply-chain management services and new printing and digital imaging technologies. Significant expenditures during 2000 included several presses for the print segment and new facilities and additional equipment to support the contract with Compaq. Preliminary plans for 2001 are for capital commitments and cash requirements to approximate $100 million, which includes carry-over commitments from 2000 and additional presses for the print segment.

Future Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The statement, as amended by SFAS No. 137 and No. 138, is effective December 31, 2000, for the Corporation. The adoption of this statement will not have a material effect on the Corporation's financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Corporation in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Corporation's financial position or results of operations.

     In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues shipping and handling fees billed to customers. Previously, shipping revenues and shipping expenses were included in cost of sales. All periods presented in the statements of earnings have been reclassified to conform to the current-year presentation. The adoption of this statement increased net sales and cost of sales by $51 million, $37 million and $37 million for 2000, 1999 and 1998, respectively.

Risk Management

     The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At December 30, 2000, the Corporation had notes payable outstanding aggregating $46.9 million against lines of credit with banks. These notes consist primarily of commercial paper and bear interest at floating rates. A 100 basis point fluctuation in the interest rate would increase or decrease interest expense for the Corporation by approximately $469,000 annually. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is minimal. Disclosure relating to the fair value of long-term debt is included in Note 4 to the Consolidated Financial Statements.

     Exposure to adverse changes in foreign exchange rates is considered minimal. Any potential market risk associated with changes in foreign exchange is considered in contractual arrangements with customers.

Forward-Looking Statements

     The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies (including, without limitation, earnings and performance projections) are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 40 of this Annual Report to Shareholders.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Banta Corporation:

     We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of December 30, 2000, and January 1, 2000, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 30, 2000, and January 1, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP

Milwaukee, Wisconsin
January 29, 2001





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

     The Consolidated Financial Statements appearing in this Annual Report have been audited by Arthur Andersen LLP. Its audits were made in accordance with auditing standards generally accepted in the United States and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

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

CONSOLIDATED BALANCE SHEETS

December 30, 2000, and January 1, 2000

Dollars in thousands                                 2000          1999

Assets

Current Assets:
  Cash and cash equivalents                       $   27,660    $   27,651
  Receivables, less reserves of $8,105 and
    $4,927, respectively                             249,200       218,047
  Inventories                                        108,109        86,094
  Prepaid expenses                                     5,636         7,074
  Deferred income taxes                               16,070        16,995
--------------------------------------------------------------------------------
                                                     406,675       355,861
Plant and Equipment:
  Land                                                 9,075         9,002
  Buildings and improvements                         134,932       125,445
  Machinery and equipment                            732,236       677,353
--------------------------------------------------------------------------------
                                                     876,243       811,800

    Less accumulated depreciation                   (531,982)     (484,450)
--------------------------------------------------------------------------------
                                                     344,261       327,350
Other Assets                                          37,663        31,111
Cost in Excess of Net Assets
  of Businesses Acquired                              65,925        59,022
--------------------------------------------------------------------------------
                                                  $  854,524    $  773,344
================================================================================
Liabilities and Shareholders' Investment
Current Liabilities:
  Short-term debt                                 $   46,863    $   88,499
  Accounts payable                                   117,499        96,456
  Accrued salaries and wages                          43,235        31,848
  Other accrued liabilities                           24,217        21,435
  Current maturities of long-term debt                 8,505         7,115
--------------------------------------------------------------------------------
                                                     240,319       245,353
Non-current Liabilities:
  Long-term debt                                     179,202       113,520
  Deferred income taxes                               24,106        20,382
  Other non-current liabilities                       39,985        40,314
--------------------------------------------------------------------------------
                                                     243,293       174,216

Shareholders' Investment:
  Common stock - $.10 par value, authorized
    75,000,000 shares; 27,711,028
    and 27,709,103 shares issued, respectively         2,771         2,771
  Amount in excess of par value of stock                  43             -
  Accumulated other comprehensive loss                (8,964)       (6,389)
  Treasury stock, at cost (3,144,400 and
    1,883,300 shares, respectively)                  (66,814)      (42,790)
  Retained earnings                                  443,876       400,183
--------------------------------------------------------------------------------
                                                     370,912       353,775
--------------------------------------------------------------------------------
                                                  $  854,524    $  773,344
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Periods Ended December 30, 2000,
 January 1, 2000, and January 2, 1999

Dollars in thousands (except earnings per share)                2000              1999             1998

Net sales                                                  $ 1,537,729        $ 1,315,278       $ 1,372,796
Cost of goods sold                                           1,227,254          1,048,916         1,107,319
-----------------------------------------------------------------------------------------------------------
  Gross Earnings                                               310,475            266,362           265,477

Selling and administrative expenses                            195,682            162,992           167,932

Restructuring charge                                                 -             55,000                 -
-----------------------------------------------------------------------------------------------------------
  Earnings from Operations                                     114,793             48,370            97,545

Interest expense                                               (16,754)           (12,362)          (10,825)

Other expense, net                                              (1,396)            (1,398)             (630)
-----------------------------------------------------------------------------------------------------------
  Earnings Before Income Taxes                                  96,643             34,610            86,090

Provision for income taxes                                      37,900             18,600            33,150
-----------------------------------------------------------------------------------------------------------
  Net Earnings                                             $    58,743        $    16,010       $    52,940
===========================================================================================================
  Basic Earnings per Share of Common Stock                 $      2.35        $       .59       $      1.80
===========================================================================================================
  Diluted Earnings per Share of Common Stock               $      2.35        $       .59       $      1.80
===========================================================================================================




The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended December 30, 2000,
  January 1, 2000, and January 2, 1999
Dollars in thousands                                          2000               1999              1998

Cash Flows from Operating Activities

Net earnings                                               $    58,743        $    16,010       $    52,940

Adjustments to reconcile net earnings to
 net cash provided by operating activities,
 net of acquisitions:
  Depreciation and amortization                                 75,744             68,212            66,862
  Deferred income taxes                                          4,217             (8,541)              195
  Restructuring charge                                               -             55,000                 -
  Restructuring charges paid                                    (5,153)           (12,151)           (3,733)
  Change in assets and liabilities, net
   of effects of acquisitions:
    (Increase) decrease in receivables                         (25,532)            14,253            (4,077)
    (Increase) decrease in inventories                         (19,191)            (7,809)           20,017
    Decrease in other current assets                             1,424                813             1,036
    Increase (decrease) in accounts payable
     and accrued liabilities                                    37,352             (3,319)           (4,625)
    Decrease (increase) in other non-current assets              1,711               (875)            3,462
    Other, net                                                  (3,358)             3,990             3,782
-----------------------------------------------------------------------------------------------------------
Cash provided by operating activities                          125,957            125,583           135,859

Cash Flows from Investing Activities

Capital expenditures                                           (80,548)           (83,952)          (55,412)
Proceeds from sale of plant and equipment                        1,689              3,836             6,634
Cash used for acquisitions, net of cash acquired               (11,547)            (5,750)           (7,434)
Additions to long-term investments                             (13,951)           (13,220)           (5,741)
-----------------------------------------------------------------------------------------------------------
Cash used for investing activities                            (104,357)           (99,086)          (61,953)

Cash Flows from Financing Activities

Short-term debt (payments) proceeds, net                       (45,636)            52,359             2,260
Proceeds from issuance of long-term debt                        70,000                  -                 -
Payments on long-term debt                                      (6,924)            (6,904)           (7,712)
Proceeds from exercise of stock options                             43              2,774             3,738
Dividends paid                                                 (15,050)           (15,317)          (15,018)
Repurchase of common stock                                     (24,024)           (58,342)          (47,022)
-----------------------------------------------------------------------------------------------------------
Cash used for financing activities                             (21,591)           (25,430)          (63,754)

Net increase in cash and cash equivalents                            9              1,067            10,152

Cash and cash equivalents at beginning of year                  27,651             26,584            16,432
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $    27,660        $    27,651       $    26,584
===========================================================================================================

Cash payments for:
  Interest, net of amount capitalized                      $    16,583        $    12,634       $    12,101
  Income taxes                                                  38,777             17,448            33,481
-----------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For the Periods Ended December 30, 2000,
  January 1, 2000, and January 2, 1999

                                              Common Stock       Amount in        Accumulated
                                            Shares       Par     Excess of        Other Compre-     Retained     Treasury
Dollars in thousands                        Issued      Value    Par Value        hensive Income    Earnings       Stock     Total

Balance, January 3, 1998                  29,793,279   $2,979     $35,542           $(3,498)        $379,080     $    -    $414,103
                                                                                                                           --------
Net earnings                                                                                          52,940                 52,940

Cumulative translation adjustment                                                     1,190                                   1,190
                                                                                                                           --------
Comprehensive income                                                                                                         54,130

Cash dividends ($.51 per share)                                                                      (15,018)               (15,018)

Stock options exercised                      166,578       17       3,721                                                     3,738

Repurchase of common stock                (1,698,900)    (170)    (39,263)                            (7,589)               (47,022)
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1999                  28,260,957    2,826           -            (2,308)         409,413          -     409,931
                                                                                                                           --------
Net earnings                                                                                          16,010                 16,010

Cumulative translation adjustment                                                    (4,081)                                 (4,081)
                                                                                                                           --------
Comprehensive income                                                                                                         11,929

Change in accounting principle                                                                         2,800                  2,800

Cash dividends ($.56 per share)                                                                      (15,317)               (15,317)

Stock options exercised                      137,246       14       2,760                                                     2,774

Repurchase of common stock                  (689,100)     (69)     (2,760)                           (12,723)               (15,552)

Treasury stock purchases                                                                                          (42,790)  (42,790)
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                  27,709,103    2,771           -            (6,389)         400,183      (42,790)  353,775
                                                                                                                           --------
Net earnings                                                                                          58,743                 58,743

Cumulative translation adjustment                                                    (2,575)                                 (2,575)
                                                                                                                           --------
Comprehensive income                                                                                                         56,168

Cash dividends ($.60 per share)                                                                      (15,050)               (15,050)

Stock options exercised                        1,925                   43                                                        43

Treasury stock purchases                                                                                          (24,024)  (24,024)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 2000                27,711,028   $2,771    $     43           $(8,964)        $443,876     $(66,814) $370,912
====================================================================================================================================

There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued.


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended December 30, 2000, January 1, 2000 and January 2, 1999

Note 1: Summary of Accounting Policies


     Significant accounting policies followed by the Banta Corporation (the "Corporation" or "Banta") in maintaining financial records and preparing financial statements are:

Business

     The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Banta also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 2000, 1999 or 1998.

Year-end

     The Corporation's operating year ends on the Saturday closest to December
31. Operating years 2000, 1999 and 1998 ended on December 30, 2000, January 1, 2000, and January 2, 1999, respectively, and comprised 52 weeks each.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Recognition of Sales

     The Corporation recognizes revenue at the time the products are shipped or as services are performed. Substantially all such sales are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Corporation in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Corporation's financial position or results of operations.

Foreign Currency Translation

     Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign currency transaction gains and losses were insignificant in 2000, 1999 and 1998.

Earnings Per Share of Common Stock

     Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 24,955,750; 27,153,280; and 29,334,298 in 2000, 1999 and 1998, respectively. Average common and common equivalent shares for computation of diluted earnings per share were 24,980,228; 27,177,205; and 29,474,873, in 2000, 1999 and 1998, respectively.

     The shares outstanding used to compute diluted earnings per share for 2000, 1999 and 1998 excluded outstanding options to purchase 1,863,037; 1,391,777; and 329,062 shares of common stock, respectively, with weighted-average exercise prices of $24.75, $26.20 and $26.73, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

Capitalized Interest

     The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $17,919,000 in 2000, $13,100,000 in 1999, and $11,756,000 in 1998 of which $1,165,000, $738,000 and $931,000 was capitalized in 2000, 1999 and 1998, respectively.

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

     Inventory amounts at December 30, 2000, and January 1, 2000, were as follows:

          -----------------------------------------------------------
          Dollars in thousands                     2000        1999
          -----------------------------------------------------------
          Raw materials and supplies             $ 58,513    $ 51,425
          Work-in-process and finished goods       49,596      34,669
          -----------------------------------------------------------
          Net inventories                        $108,109    $ 86,094
          -----------------------------------------------------------

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

Product Development

     Costs incurred in the development of new products, prior to establishing technological feasibility, are charged to expense as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Corporation's product development process, technological feasibility is established upon completion of a detailed design. Capitalized software costs are amortized on a product-by-product basis over a period of three to five years, depending on the estimated useful life of the software. The unamortized balance, as included in other assets, was $11,494,000, and $11,509,000 at December 30, 2000 and January 1, 2000, respectively. Accumulated amortization of capitalized software costs was $2,459,000 at December 30, 2000. The Corporation believes the capitalized software development costs are realizable based on the projected undiscounted earnings of the business.

Income Taxes

     Deferred tax liabilities and assets are determined based on the difference between the book and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Cost in Excess of Net Assets of Businesses Acquired

     Cost in excess of net assets of businesses acquired ("goodwill") is amortized and charged against operations on a straight-line method over periods of 20 to 25 years. The realizability of goodwill is evaluated annually based upon the undiscounted earnings of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $14,915,000, and $12,155,000 as of December 30, 2000, and January 1, 2000,
respectively.

Shipping and Handling Fees

     In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues shipping and handling fees billed to customers. Previously, shipping revenues and shipping expenses were included in cost of sales. All periods presented in the statements of earnings have been reclassified to conform to the current year presentation. The adoption of this statement increased net sales and cost of sales by $51 million, $37 million and $37 million for 2000, 1999 and 1998, respectively.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Derivative Financial Instruments

     The Corporation occasionally utilizes interest rate swaps and foreign currency forward exchange contracts to hedge specific interest rate and foreign currency exposures. These derivative financial instruments are not used for trading purposes. The Corporation was party to no material derivative financial instrument contracts in 2000, 1999 or 1998. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The statement as amended by SFAS No. 137 and No. 138 is effective December 31, 2000 for the Corporation. The adoption of this statement will not have a material impact to the Corporation's financial statements.

Note 2: Acquisitions and Investments

Acquisition of Southeastern Color Graphics

     In May 2000, the Corporation acquired Southeastern Color Graphics ("Southeastern") for approximately $11.5 million in cash plus the assumption of approximately $8.0 million in debt. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets acquired by a preliminary estimate of $6.3 million. The acquisition was accounted for as a purchase and accordingly, the accompanying financial statements of the Corporation include the results of Southeastern beginning with the acquisition date.

Other Acquisitions

     During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc., ("Xyan") a start-up Internet-enabled digital document solutions provider. The Corporation's investment and advances to Xyan total approximately $11 million in cash in addition to the contribution of $1.6 million of assets. This investment is carried at cost and is included in the long-term assets. Xyan is in need of additional financing for its continuing operation. The ultimate realization of the Corporation's investment is dependent on obtaining additional financing and successful future operating results.

     In July 1999, the Corporation acquired a 50 percent equity interest in a newly formed joint venture for approximately $5.8 million. The joint venture, Banta G. Imagen S. de R.L. de C.V., based in Queretaro, Mexico, provides a variety of products and services for the commercial print market. The equity method of accounting is used to account for this investment.

     During 1998, the Corporation acquired all the outstanding capital stock of Type Designs Inc., and also acquired the assets and assumed certain liabilities of Meadows Information Systems Inc. These acquisitions were accounted for as purchases with a combined acquisition price of $4.2 million.

Note 3: Short-Term Debt

     The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At December 30, 2000, the Corporation had credit facilities totaling $113 million. Of this total, $105 million represents credit facilities made available by two banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is used to finance the Corporation's European operations. At December 30, 2000, the Corporation had notes payable outstanding aggregating $46.9 million against the credit facilities, which consisted entirely of commercial paper with a weighted average interest rate of 7.0%. At January 1, 2000, the Corporation had notes payable outstanding aggregating $88.5 million against the credit facilities, which included $75.7 million in commercial paper with a weighted average interest rate of 6.1%. The remaining $12.8 million was an outstanding balance on the line of credit with a weighted average interest rate of 8.3%. The maximum outstanding borrowings during 2000 and 1999 were $89.5 million and $88.5 million, respectively. The average outstanding borrowings during 2000 and 1999 were $75.8 million and $49.8 million, respectively. The weighted-average interest rates on such borrowings during 2000 and 1999 were 6.6% and 5.4%, respectively.

Note 4: Long-Term Debt

     Long-term debt, including amounts payable within one year, consists of the following:

--------------------------------------------------------------------------------
Dollars in thousands                      Maturities       2000         1999
--------------------------------------------------------------------------------
Promissory Notes:

8.05%                                     2002-2005      $ 50,000      $     -
7.45%                                          2003        20,000            -
6.81%                                     2004-2010        35,000       35,000
7.62%                                     2001-2009        20,238       22,619
7.98%                                     2001-2010        22,619       25,000
9.53%                                     2001-2005         9,091       10,909
7.38%                                     2005-2015        15,000       15,000

Notes Payable and Capital Lease
Obligations, generally fixed
rates of interest, 7.2% to 10.7%          2001-2002         6,112        5,400

Industrial Revenue Bonds:

Floating rates of interest,
approximating 80% of the prime rate       2001-2015         6,150        6,307

Fixed rate of interest at 7.5%            2001-2002           260          400

Other fixed rates of interest,
6.0% to 9.4%                              2001-2005         3,237            -
--------------------------------------------------------------------------------
                                                          187,707      120,635

Less current maturities                                    (8,505)      (7,115)
--------------------------------------------------------------------------------

Long-term debt                                           $179,202     $113,520
--------------------------------------------------------------------------------

     Maturities of long-term debt during the next five years are: 2001, $8,505,000; 2002, $28,220,000; 2003, $39,629,000; 2004, $24,398,000; and 2005,
$25,823,000. Industrial Revenue Bonds aggregating $1,210,000 are secured by certain real estate and equipment.

     The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all significant debt covenants at December 30, 2000.

     One of the Promissory Note agreements contains covenants, which restrict the payment of dividends. As of December 30, 2000, $85,607,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

     Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 30, 2000, including current maturities, was $189,646,000.

Note 5: Stock Option Plans

     At December 30, 2000, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At December 30, 2000, 377,631 shares of the Corporation's common stock were reserved for future option grants.

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

     The following table summarizes activity under the stock option plans:

--------------------------------------------------------------------------------
                                                                      Weighted
                                   Options       Price Range       Average Price
--------------------------------------------------------------------------------
Outstanding at
January 3, 1998                   1,723,267       $18 - $29             $24

Granted                             575,200        24 - 31               26
Exercised                          (287,777)       18 - 28               23
Canceled or expired                 (65,320)       21 - 29               25
--------------------------------------------------------------------------------
Outstanding at
January 2, 1999                   1,945,370        20 - 31               25

Granted                             691,000        19 - 24               23
Exercised                          (277,855)       21 - 24               21
Canceled or expired                (217,531)       20 - 31               26
--------------------------------------------------------------------------------
Outstanding at
January 1, 2000                   2,140,984        19 - 31               25

Granted                             573,500        18 - 22               20
Exercised                            (2,000)       21 - 21               21
Canceled or expired                (327,616)       21 - 28               26
--------------------------------------------------------------------------------
Outstanding at
December 30, 2000                 2,384,868       $18 -$31              $23
--------------------------------------------------------------------------------

     Of the options outstanding at December 30, 2000, 1,259,481 were exercisable at prices ranging from $19 to $31, and a weighted average of $25. The balance of the options become exercisable at various times through 2003 at prices ranging from $18 to $26, and a weighted average of $22.

     During 2000, 1999 and 1998, 75; 140,609; and 121,199 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

     The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted at fair value. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with Financial Accounting Standards Board Statement No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
Dollars in thousands, except per
share amounts                            2000          1999          1998
--------------------------------------------------------------------------------

Net Earnings:
  As Reported                           $58,743       $16,010       $52,940
  Pro Forma                              56,485        14,123        50,895

Earnings per share of common stock:

Basic:
  As Reported                             $2.35         $0.59         $1.80
  Pro Forma                                2.26          0.52          1.74

Diluted:
  As Reported                              2.35          0.59          1.80
  Pro Forma                                2.26          0.52          1.73
--------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 5.9%, 5.9% and 4.5%; expected dividend yields of 2.9%, 2.0% and 2.0%; expected lives of 6.0, 6.0, and 5.7 years; expected volatility of 35%, 33% and 30%. The weighted average fair value of the options granted in 2000, 1999 and 1998 was $5.12, $5.89 and $6.73, respectively.

Note 6: Operating Leases

     The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $18,733,000, $13,819,000 and $16,219,000 in 2000, 1999 and 1998, respectively. Minimum rental commitments for the years 2001 through 2005 aggregate $16,259,000, $14,541,000, $13,761,000,
$11,276,000 and $8,436,000, respectively, and $29,927,000, thereafter.

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

     Actions within the print segment resulted in restructuring charges of approximately $44.8 million and, most significantly, included the closure of the mailing and fulfillment facility in Berkeley, Illinois, the prepress facility in Charlotte, North Carolina, and the printing plant in Kent, Washington. Initiatives within the supply-chain management segment and healthcare products business operations resulted in restructuring charges of $9.0 million and primarily related to the elimination or realignment of manufacturing capacity to meet future customer sourcing requirements. The remaining portion of the charge (approximately $1.2 million) related to severance and other restructuring costs at the corporate headquarters. With the exception of continued lease payments for certain of the closed facilities, all restructuring actions were substantially completed in 2000.

     Details of the restructuring charge are as follows (in thousands):

--------------------------------------------------------------------------------
                                Original
                              Restructuring     Used in     Used in    Year-End
Dollars in thousands             Charge          2000        1999      Balance
--------------------------------------------------------------------------------
Writedown of intangible
  assets, including goodwill    $15,600         $     -    $(15,600)    $    -
Writedown of tangible assets     15,300               -     (15,300)         -
Lease termination payments       11,500          (1,940)     (2,764)     6,796
Employee severance and
  termination benefits            8,300          (1,712)     (6,588)         -
Other facility exit costs         4,300          (1,501)     (2,799)         -
--------------------------------------------------------------------------------
Total                           $55,000         $(5,153)   $(43,051)    $6,796
--------------------------------------------------------------------------------

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

     Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

-----------------------------------------------------------------------------------------
                                   Pension Benefits           Other Benefits
                                ---------------------------------------------------------
Dollars in thousands             2000      1999      1998      2000      1999      1998
-----------------------------------------------------------------------------------------
Service cost-benefits
  earned during the year       $  5,431   $ 5,794   $ 5,261   $   990   $ 1,144   $ 1,011
Interest cost on projected
  benefit obligation              6,897     6,442     5,930       879       855       781
Expected return on
  plan assets                   (10,027)   (9,015)   (8,001)        -         -         -
Amortization of prior
  service cost                      448       443       437        26        26        26
Amortization of transition
  obligation (asset)               (394)     (394)     (395)      255       255       254
Amortization of net
  (gain) loss                    (1,068)      (96)      (25)      (29)        -        18
-----------------------------------------------------------------------------------------
Net pension and other
  benefits expense              $ 1,287   $ 3,174   $ 3,207   $ 2,121   $ 2,280   $ 2,090
-----------------------------------------------------------------------------------------

     Significant assumptions used in determining net pension and postretirement benefit expense for the Corporation's plans are as follows:

-------------------------------------------------------------------------------
                                   Pension Benefits          Other Benefits
                                 ----------------------------------------------
                                 2000    1999    1998     2000    1999    1998
-------------------------------------------------------------------------------
Discount rate                    7.75%   7.00%   7.00%    7.75%   7.00%   7.00%
Expected rate of increase
 in compensation                 4.0     4.0     4.0         -       -       -
Expected long-term rate of
 return on plan assets           9.5     9.5     9.5         -       -       -
-------------------------------------------------------------------------------

     All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $10,230,000 and $6,647,000 in 2000, respectively, and $9,266,000 and $6,044,000 in 1999, respectively. Plan assets for the funded plans include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.50% for 2000 and 7.75% for 1999:

--------------------------------------------------------------------------------
                                   Pension Benefits           Other Benefits
                                ------------------------------------------------
Dollars in thousands              2000          1999         2000        1999
--------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at
    beginning of year           $ 91,724      $ 94,254     $ 12,553    $ 12,795
  Service cost                     5,431         5,794          990       1,144
  Interest cost                    6,897         6,442          879         855
  Change in assumptions            3,613       (10,818)        (454)     (2,108)
  Participants' contributions          -             -          362         315
  Plan amendments                     81            85            -           -
  Benefits paid                   (4,327)       (4,033)        (724)       (448)
--------------------------------------------------------------------------------
                                 103,419        91,724       13,606      12,553
--------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets
    at beginning of year         115,192       105,579            -           -
  Actual return on plan assets     5,288        12,311            -           -
  Employer contributions             375         1,335          362         133
  Participants' contributions          -             -          362         315
  Benefits paid                   (4,327)       (4,033)        (724)       (448)
--------------------------------------------------------------------------------
                                 116,528       115,192            -           -
--------------------------------------------------------------------------------
Plan assets (in excess of)
  less than benefit obligation   (13,109)      (23,468)      13,606      12,553
Unrecognized net gain (loss)      23,416        32,835        1,105         680
Unrecognized prior service cost   (2,325)       (2,691)        (428)       (454)
Unrecognized net asset
  (obligation)                       553           947       (3,055)     (3,309)
Adjustment required to
  recognize minimum liability        158           446            -           -
--------------------------------------------------------------------------------
Accrued pension cost
  (included in other non-
  current liabilities)          $  8,693      $  8,069     $ 11,228     $ 9,470
--------------------------------------------------------------------------------
Intangible asset recognized
  in Consolidated Balance
  Sheets                        $    158      $    446     $      -     $     -
--------------------------------------------------------------------------------

     Approximately 29% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,406,000, $2,628,000 and $2,275,000 in 2000, 1999 and 1998, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

     The Corporation has established an Incentive Savings Plan (401K) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2000, 1999 and 1998 were $2,863,000, $2,832,000 and $2,624,000, respectively.

Note 9: Capital Stock

     In April 1998 the Board of Directors authorized a program for the repurchase of $60 million of common stock. This program was expanded in October 1998 for the repurchase of an additional $50 million of common stock. As of January 2, 1999, 1,573,900 shares of the Corporation's stock had been repurchased under this authority at an aggregate cost of $43,790,000. Prior to the April 1998 repurchase program, 125,000 shares at an aggregate cost of $3,232,000 were repurchased in 1998 under a previous repurchase program.

      During 1999, 2,572,400 shares were repurchased under this authority for an aggregate cost of $58,342,000. In December 1999 this program was expanded for the repurchase of an additional $100 million of common stock. During 2000, an additional 1,261,100 shares were repurchased under the authority for an aggregate cost of $24,024,000.

      Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock were recorded as treasury stock. At December 30, 2000, the Corporation held 3,144,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

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

Note 10: Income Taxes

     The provision for income taxes consists of the following:

Dollars in thousands                         2000          1999           1998
--------------------------------------------------------------------------------
Current:
  Federal                                  $24,881       $18,852        $25,525
  State                                      6,577         5,465          5,958
  Foreign                                    2,225         2,824          1,472
--------------------------------------------------------------------------------
                                            33,683        27,141         32,955
Deferred                                     4,217        (8,541)            195
--------------------------------------------------------------------------------
Provision for income taxes                 $37,900       $18,600         $33,150
================================================================================

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                             2000          1999           1998
--------------------------------------------------------------------------------
Statutory federal tax rate                   35.0%         35.0%          35.0%
Subsidiary basis adjustment                     -           7.9              -
State and local income taxes,
  less applicable federal tax benefit         4.7           5.6            4.2
Amortization of nondeductible goodwill         .5           2.3             .6
Other, net                                   (1.0)          2.9           (1.3)
--------------------------------------------------------------------------------
Effective income tax rate                    39.2%         53.7%          38.5%
================================================================================

      Temporary differences which give rise to the deferred tax assets and liabilities at December 30, 2000, and January 1, 2000, are as follows:

Dollars in thousands                                      2000           1999
--------------------------------------------------------------------------------
Net current deferred tax assets:
  Vacation accrual                                     $   3,533      $   3,327
  Other accrued liabilities                                9,851         12,518
  Reserve for uncollectible accounts                       2,437          1,672
  Other                                                      249           (522)
--------------------------------------------------------------------------------
Net current deferred tax assets                        $  16,070       $ 16,995
================================================================================
Net long-term deferred tax liabilities:
  Accelerated depreciation                             $ (27,909)      $(29,215)
  Deductible goodwill amortization                        (1,541)          (753)
  Accrued pension cost                                     3,685          3,068
  Accrued postretirement benefit cost                      4,429          3,666
  Deferred compensation                                    2,387          3,695
  Other                                                   (5,157)          (843)
--------------------------------------------------------------------------------
Net long-term deferred tax liabilities                  $(24,106)      $(20,382)
================================================================================

      No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $12,728,000 at December 30, 2000, and are considered permanently invested. If undistributed earnings were remitted, tax credits would substantially offset any resulting domestic tax liability.

      The non-United States component of income before income taxes was $10,260,000, $6,730,000 and $5,498,000 in 2000, 1999 and 1998, respectively.

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

Note 12: Segment Information

     The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides products, including digital imaging, and services to publishers of educational and general books, and special-interest magazines, and is a supplier of consumer and business catalogs, and direct marketing materials. The supply-chain management segment provides product assembly, testing, fulfillment and product localization services primarily to technology companies in North America, Europe and the Far East. Healthcare products is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals.

      These operations are strategic business units that service different markets and offer different products and services.

      The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2000, 1999 and 1998 are as follows:

Dollars in thousands                         2000          1999           1998
--------------------------------------------------------------------------------
Net sales

Printing                              $  1,100,213   $   997,150   $  1,040,913
Supply-chain management                    335,772       213,397        226,286
Healthcare                                 101,744       104,731        105,597
--------------------------------------------------------------------------------
Total                                 $  1,537,729   $ 1,315,278   $  1,372,796
--------------------------------------------------------------------------------
Depreciation and amortization

Printing                              $     60,942   $    59,213   $     59,274
Supply-chain management                      8,379         3,532          2,878
Healthcare                                   4,688         4,370          2,682
--------------------------------------------------------------------------------
Total 1                               $     74,009   $    67,115   $     64,834
--------------------------------------------------------------------------------
Earnings from operations 2

Printing                              $    106,196   $    93,410   $     92,764
Supply-chain management                     20,698        10,308          5,407
Healthcare                                   7,243        14,992         16,715
--------------------------------------------------------------------------------
Total                                 $    134,137   $   118,710   $    114,886
--------------------------------------------------------------------------------
Total assets

Printing                              $    604,454   $   562,677   $    542,508
Supply-chain management                    163,046       114,296        128,044
Healthcare                                  74,054        72,160         76,462
--------------------------------------------------------------------------------
Total                                 $    841,554   $   749,133   $    747,014
--------------------------------------------------------------------------------
Capital expenditures

Printing                              $     65,264   $    65,656   $     43,420
Supply-chain management                     11,421        13,946          3,950
Healthcare                                   1,430         3,595          5,992
--------------------------------------------------------------------------------
Total 1                               $     78,115   $    83,197   $     53,362
--------------------------------------------------------------------------------

1 Difference between segment total and the total included in the consolidated financial statements is unallocated corporate headquarter amounts.
2     Earnings from operations for 1999 exclude a restructuring charge (see Note
      7) of $55.0 million.

      The following table presents a reconciliation of certain segment information to the totals contained in the Consolidated Financial Statements:

Dollars in thousands                        2000           1999          1998
--------------------------------------------------------------------------------
Earnings from operations:
Reportable segment earnings             $ 134,137      $ 118,710     $ 114,886
Unallocated corporate expenses            (19,344)       (15,340)      (17,341)
Restructuring charge                            -        (55,000)            -
Interest expense                          (16,754)       (12,362)      (10,825)
Other expense                              (1,396)        (1,398)         (630)
--------------------------------------------------------------------------------
Earnings before income taxes            $  96,643      $  34,610     $  86,090
================================================================================

Total assets:
Reportable segment assets               $ 841,554      $ 749,133     $ 747,014
Intergroup receivable elimination            (378)        (1,405)       (1,219)
Other unallocated amounts 1                13,348         25,616         24,171
--------------------------------------------------------------------------------
Consolidated total assets               $ 854,524      $ 773,344     $ 769,966
================================================================================
1         In 2000, deferred tax assets were allocated to applicable segment.
          Prior to 2000, deferred tax assets were included in the "other unallocated amounts".

          Summarized geographic data for the Corporation's operations for 2000, 1999 and 1998 are as follows (net sales are attributed to countries primarily based on location of operation):

Dollars in thousands                        2000           1999          1998
Net sales:
United States                          $1,358,233     $1,153,779    $1,181,741
Ireland                                    89,467         91,423       127,110
Other foreign countries                    90,029         70,076        63,945
--------------------------------------------------------------------------------
                                       $1,537,729     $1,315,278    $1,372,796
================================================================================

Assets:
United States                          $  758,512     $  697,814    $  666,678
Ireland                                    50,705         48,346        79,712
Other foreign countries                    45,307         27,184        23,576
--------------------------------------------------------------------------------
                                       $  854,524     $  773,344    $  769,966
================================================================================

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following table presents financial information by quarter for the years 2000 and 1999.

                                       Quarter Ended       Quarter Ended          Quarter Ended       Quarter Ended
                                           March                June                September            December
Dollars in thousands
 (except per share data)               2000      1999      2000      1999         2000      1999      2000      1999

Net sales                            $341,534  $318,536  $358,592   $308,330    $417,395  $340,822  $420,208  $347,590
Gross earnings                         66,507    61,695    74,491     61,685      86,875    72,248    82,602    70,734
Net earnings                            9,894     9,712    12,644    (26,727)*    19,247    17,538    16,958    15,487
Basic earnings per share                  .39       .35       .50       (.97)*       .78       .65       .69       .59
Diluted earnings per share                .39       .35       .50       (.97)*       .78       .65       .69       .59

* Second quarter 1999 results of operations include a restructuring charge of $38.5 million, after tax ($1.40 per common share).


DIVIDEND RECORD AND MARKET PRICES


                                                First            Second            Third          Fourth         Entire
Per Share of Common Stock                      Quarter           Quarter          Quarter         Quarter         Year

2000 dividends paid                           $    .15          $    .15         $    .15        $    .15        $    .60

Price range:
  High                                        $     22 3/16     $     19 15/16   $     24 7/16   $     25 3/8    $     25 3/8
  Low                                               17 9/16           18               18 3/16         21              17 9/16

1999 dividends paid                           $    .14          $    .14         $    .14        $    .14        $    .56

Price range:
  High                                        $     27          $     25 1/4     $     25 13/16  $     24 1/2    $     27
  Low                                               18 1/4            17 1/4           20 3/4          21 1/8          17 1/4

The stock prices listed above are the high and low trades. As of January 29, 2001, the Corporation had 1,987 shareholders of record.



Dividends per Share                     Capital Expenditures/Depreciation
[GRAPHIC OMITTED]                                  (in Millions)
                                                 [GRAPHIC OMITTED]