Form 10-K, Exhibit 13
period 2001-12-29
BANTA CORP
filed 2002-03-26
CIK 9801

Five-Year Summary of Selected Financial Data

Not Covered by Report of Independent Public Accountants

Dollars in thousands (except per share data)         2001         2000         1999         1998         1997
--------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS1
Net sales                                      $1,457,935   $1,537,729   $1,315,278   $1,372,796   $1,202,483
Net earnings:
  Before one-time charges2                         57,497       58,743       54,510       52,940       51,423
  After one-time charges                           49,997       58,743       16,010       52,940       43,323
Diluted earnings per common share:
  Before one-time charges2                           2.31         2.35         2.01         1.80         1.71
  After one-time charges                             2.01         2.35          .59         1.80         1.44
Dividends paid per common share                       .61          .60          .56          .51          .47

FINANCIAL SUMMARY
Working capital3                                  148,805      194,064      178,471      174,596      187,942
Net plant and equipment                           324,984      344,261      327,350      318,635      338,357
Total assets                                      788,046      854,524      773,344      769,966      781,216
Long-term debt, excluding current maturities      130,981      179,202      113,520      120,628      130,065
Interest expense                                   13,720       16,754       12,362       10,825       11,062
EBITDA4                                           183,787      190,537      171,582      164,407      155,151
Shareholders' investment                          407,278      370,912      353,775      409,931      414,103
Book value per share of common stock5               16.47        15.10        13.70        14.51        13.90
----------------------------------------------------------------------------------------------------------------

1 All years comprised 52 weeks, except 1997, which comprised 53 weeks.
2 One-time charges consist of restructuring charges in 1997 and 1999, and the investment write-off in 2001.
3 Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.
4 EBITDA is defined as earnings from operations before depreciation, amortization and restructuring charges.
5 Book values per share of common stock are based on shares outstanding at year-end.


18 Banta Corporation

Management's Discussion & Analysis

OVERVIEW
Banta Corporation (the "Corporation" or "Banta") is a technology and market leader in its two primary business segments, namely print and supply-chain management. Banta provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including advanced digital content management and e-business services. Banta's global supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare business produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

HIGHLIGHTS
Results for 2001 included the following:
o Consistent delivery of solid operating performance in a challenging economic environment
o Maintenance of a strong cash position due to aggressive cost controls, reduced capital expenditures and effective management of working capital requirements
o Continued growth in sales and earnings within the supply-chain management segment
o    Improved operating performance within the print segment commercial markets
o Higher operating margins for the healthcare business due to successful global sourcing and domestic manufacturing initiatives

Sales for 2001 were $1.46 billion, a 5% decrease from the prior-year sales of $1.54 billion. Print segment sales for 2001 were approximately 8% below the prior year. Lower sales within the print segment were primarily influenced by a softer economy, which specifically impacted the educational book market and publications market, and a reduction in paper prices of approximately 9%.
Of the 8% reduction in print segment sales for 2001, approximately one-third was due to lower paper prices. The cost of paper is passed through to the customer and variations in paper prices do not significantly impact the Corporation's margin on print segment sales.

Lower sales within the print segment were partially offset by sales increase of approximately 3% for the supply-chain management segment. This sales increase was primarily due to the expansion of existing customer relationships in Europe and Asia and the growing trend among many companies to outsource non-core functions.

Despite the reduction in consolidated sales, gross profit as a percentage of sales improved from 20.2% in 2000 to 20.4% in 2001. Contributing to this improvement were changes in product mix, improved operating efficiencies and aggressive cost control measures.

Consistent with the sales reduction, earnings from operations for 2001 were 5.6% below the prior year. Net earnings of $57.5 million for 2001, before an after-tax investment charge of $7.5 million, were 2% lower than the prior-year earnings of $58.7 million. Diluted earnings per share for 2001 of $2.31, prior to the investment charge, were slightly below the record high of $2.35 per share for 2000.

In response to Xyan.com, Inc. ("Xyan.com") filing for bankruptcy in the first quarter of 2001, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $0.30 per diluted share, after tax).

Aggressive cost controls implemented early in 2001 contributed to the solid performance during the year. Planned capital expenditures were reduced by more than $50 million due to an anticipated decrease in capacity requirements. The actions to reduce costs were taken without jeopardizing the ability to respond quickly to future growth opportunities. Manufacturing expenses were effectively managed without significant layoffs while working capital requirements reached the lowest level in recent history. These factors contributed to the strong cash position at the end of 2001 and lower interest expense.

Despite the softening in the technology sector, supply-chain management sales for 2001 of $346 million were 3% higher than the prior-year sales of $336 million. Earnings from operations as a percentage of sales ("operating margin") improved from 6.2% in 2000 to 7.1% in 2001. This improvement in operating margin was primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included one-time start-up costs at the Corporation's European and Asian facilities that service Compaq Computer Corporation.

Through improved operational efficiencies, cost containment efforts and product mix changes, the print segment's commercial operations were able to improve profitability on a slight reduction in sales. Increased demand for one-to-one marketing solutions created strong utilization of in-line imaging and personalization systems within the direct marketing business.

                                                           2001 Annual Report 19

Operating margins in the book market were lower due to the weakening activity in the educational sector and excess publisher inventories at the beginning of 2001, which impacted the first six months of 2001. Despite a full-year reduction in page counts of approximately 10% within the publications market, the Corporation increased market share by adding new customers and titles.

The Corporation's healthcare business continued to realize the benefits from the prior year's successful global sourcing and domestic manufacturing initiatives, reducing costs and providing lower-priced product options for customers. As a result of these efforts, operating margins increased from 7.1% in 2000 to 9.3% in 2001.

NET SALES
2001 compared with 2000

Print segment net sales of $1.0 billion for 2001 were $91 million, or 8.3%, lower than the prior-year total of $1.1 billion. The decrease in print segment net sales was primarily due to a softer economy and lower paper prices during 2001 compared to the prior year. For the full year, paper prices decreased on a composite average approximately 9%. Paper prices are influenced by cyclical advertising, economic activity and world pulp prices. As is customary in the print markets, the customer generally absorbs fluctuations in paper prices. Paper prices are estimated to remain stable during the first half of 2002 with moderate increases expected toward the end of the year.

Net sales for the printing segment market classifications, as a percent of total print segment sales, were as follows:

                                2001      2000      1999
---------------------------------------------------------
Books                             33%       33%       29%
Direct Marketing                  22        21        24
Catalogs                          22        22        23
Magazines                         19        19        17
Other                              4         5         7
---------------------------------------------------------
                                 100%      100%      100%
---------------------------------------------------------

Book market sales for 2001 were approximately 14% lower than the prior year due in part to lower textbook adoption activity and the aforementioned reduction in paper prices. In addition, expectations for additional federal and state funding for education in 2001 did not materialize as projected, resulting in excess publisher inventories and lower sales for the first half of 2001 compared to the prior-year period. Fewer textbook adoptions during 2001 also resulted in a reduction in educational component sales, which are influenced by the sales and marketing activities to school systems during adoption periods.

Catalog market sales and sales for direct marketing materials were modestly below the levels of the prior year primarily due to reduced paper prices. Through a targeted sales effort to increase business with small- to mid-size business and consumer catalog customers and maintain a high customer retention rate, Banta partially offset the impact of business-to-business biennial catalogs not being printed in 2001. Sales of direct marketing materials benefited from increased demand for one-to-one marketing solutions, which enhanced demand for the Corporation's inline imaging and personalization services.

Sales in the magazine market decreased in 2001 due to paper price reductions, an unusually high incidence of magazine attrition and a reduction in page counts resulting from a weak advertising environment. On average, page counts for 2001 were approximately 10% lower than the prior year. In any given year, page count levels tend to vary based on economic growth trends. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it prints to over 800 titles.

Supply-chain management segment sales were $346 million in 2001, an increase of 3% from 2000 sales. Expansion of existing customer relationships within European and Asian facilities offset a softening of sales to technology customers in the U.S.

Although full-year revenue for supply-chain management was slightly above the prior year, fourth quarter 2001 sales, which were heavily influenced by lower sales to Compaq and a weakening in the technology sector, were 21% below the prior-year fourth quarter. Higher sales to Compaq during the fourth quarter 2000 were due to the inventory build requirements to support the start up of the Corporation's European and Asian facilities.

Healthcare segment sales for 2001 of $103 million were slightly above the prior year. The increase in healthcare sales was primarily due to volume increases for medical and dental paper and film products, which more than offset reductions in material costs and lower per unit prices for products sourced globally.

Corporate expectations for the full-year 2002 are for growth in sales, with growth rates in the mid-single digits, reflective of expectations for a gradually improving economy.

2000 compared with 1999

Print segment net sales of $1.1 billion for 2000 were $103 million, or 10.3% higher than the $997 million in 1999. The increase in print segment net sales was primarily due to strong market demand, market share growth and higher paper prices during 2000 compared to the prior year.

Book market sales for 2000 were 30% higher than the prior year primarily due to strong educational activity, the acquisition of Southeastern Color Graphics in May 2000 and the aforementioned increase in paper prices. Sales to educational customers increased due to a strong textbook adoption year and improved market penetration. Sales in the magazine market increased in 2000 due to market share growth and strong increases in page counts resulting from an aggressive advertising environment.

20 Banta Corporation

Sales for direct marketing materials in 2000 were comparable to the prior year while catalog market sales were slightly higher than the prior year primarily due to higher paper prices and the business-to-business biennial catalog cycle.

Supply-chain management segment sales were $336 million in 2000, an increase of 57% from 1999 sales. This increase was primarily related to the successful start up of operations to service the Compaq contract. Sales to Compaq in 1999 were modest. The Corporation also gained new opportunities with other major technology companies, which included the continued expansion into Mexico to service additional customers.

Healthcare segment sales for 2000 of $102 million were slightly below the prior year. Several product lines were moved off-shore to Mexico and Asia, which caused interruption to customers' supply-chains.

EARNINGS FROM OPERATIONS
2001 compared with 2000

Consolidated earnings from operations for 2001 decreased 5.6% to $108.4 million compared with the prior year's $114.8 million. Both the supply-chain management segment and healthcare business recorded double-digit percentage increases in earnings while the print segment was below the prior year.

Consolidated operating margins of 7.4% for 2001 were comparable with the prior-year operating margins. Gross margins increased from 20.2% in 2000 to 20.4% in 2001 primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures. The improvement in gross margins was offset in part by fixed operating costs increasing as a percentage of net sales due to the decline in overall net sales.

Print segment earnings from operations for 2001 were $93.8 million, 11.7% lower than the prior year's $106.2 million. Operating margins for the print segment were 9.3% for 2001 compared to 9.7% for 2000. The reductions in earnings and operating margins were primarily the result of the lower sales volume within the educational and magazine markets. Lower equipment utilization within these markets was partially offset by improved utilization of in-line imaging equipment within the direct marketing business and improved operational efficiencies within the consumer catalog business. The Corporation also aggressively managed costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $24.7 million in 2001 compared with $20.7 million in 2000 and operating margins increased to 7.1% compared with 6.2% in the prior year. These improvements were primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included one-time start-up costs at Banta's European and Asian Compaq service facilities.

Healthcare earnings from operations for 2001 were $9.5 million compared with the prior year's $7.2 million. Operating margins for 2001 were 9.3% compared with 7.1% for 2000. The 2001 operating margins were positively impacted by the domestic manufacturing and global sourcing initiatives undertaken in 2000, which included establishing a management office in Hong Kong and forming supply relationships in Asia and Mexico. The earnings from operations in 2000 were lower as a result of the start-up costs associated with these initiatives.

2000 compared with 1999

Consolidated earnings from operations for 2000 increased 11% to $114.8 million compared with the prior year's $103.4 million, before consideration of the 1999 restructuring charge. All earnings from operations and operating margins for 1999 discussed below are before the restructuring charge incurred in that year. Both the print and supply-chain management segments recorded double-digit increases in income during 2000 while the healthcare business was below the prior year.

Consolidated operating margins of 7.5% for 2000 were slightly lower than the prior-year operating margins of 7.9%, primarily due to increased selling and administrative costs, product mix and reduced operating results from the healthcare segment. Higher sales volume from supply-chain management, which generally has a lower gross margin percentage because of the high material content, also contributed to the overall lower margin.

Earnings from operations for 1999 included a second quarter restructuring charge of $55.0 million ($38.5 million or $1.40 per diluted share, after tax). The restructuring initiatives primarily involved the Corporation's print segment and included three facility closings and the elimination of certain underperforming business assets. At December 29, 2001, the remaining restructuring reserve was $5.5 million. With the exception of continued lease payments for certain of the closed facilities, all restructuring actions were substantially completed in 2000.

Print segment earnings from operations for 2000 increased to $106.2 million, 13.7% higher than the prior year's $93.4 million. Segment earnings growth reflected the increased sales volume within the educational and magazine markets, efficiency improvements, cost-control initiatives within the commercial print markets and a full year benefit from the 1999 restructuring.

Operating margins for the print segment increased to 9.7% for 2000 from 9.4% for the prior year. In addition to the aforementioned improvements in earnings from operations, operating margins increased due to better utilization within most print markets and the product mix within the commercial markets. The segment's operating margins were negatively impacted by higher material and energy costs and additional investments in digital technologies.

                                                           2001 Annual Report 21

Earnings from operations for the supply-chain management segment doubled during 2000 to $20.7 million, and operating margins increased from 4.8% in 1999 to 6.2% in 2000. These increases were primarily due to the substantial volume from the Compaq project at the Houston facility for three quarters of the year and the successful start up of the European and Asian facilities that service the Compaq contract. Strong volume increases at several of the other European and U.S. facilities also contributed to the significant gains.

Healthcare segment earnings from operations for 2000 were $7.2 million compared with the prior year's $15.0 million. Operating margins for 2000 were 7.1% compared with 14.3% for 1999. The reduction in earnings and operating margins was attributed to lower sales volume from industry consolidation, substantial start-up costs associated with foreign sourcing initiatives of selected non-paper products and higher raw material prices, which could not be passed on to customers due to competitive pricing and timing of contractual arrangements.

INVESTMENT WRITE-OFF
Xyan.com filed for Chapter 11 bankruptcy on March 31, 2001, as a result of the inability to obtain additional financing for its continued operation, coupled with the unfavorable operating results due to the economic downturn in its markets. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com in March 2001. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

INTEREST EXPENSE AND OTHER EXPENSE
Interest expense of $13.7 million in 2001 was $3.1 million lower than the prior year interest expense of $16.8 million. This decrease was due to reduced debt levels and lower interest rates. Through effectively managing working capital related to receivables and inventory, and reducing capital expenditures, the Corporation eliminated all commerical paper borrowings at the end of 2001. Average commercial paper borrowings during 2001 were $21.3 million compared with $75.8 million in the prior year. The weighted-average interest rates on such borrowings during 2001 and 2000 were 5.2% and 6.6%, respectively.

Interest expense increased from $12.4 million in 1999 to $16.8 million in 2000. The increase in interest expense during 2000 was primarily due to higher interest rates and increased debt levels to support the Corporation's common stock repurchase program, capital expenditures and higher working capital needs during 2000.

Other expense for 2001 was approximately $1.4 million lower than the prior year due to interest income on cash balances and other miscellaneous income. Other expense for 2000 of $1.4 million was comparable to 1999.

PROVISION FOR INCOME TAXES
Effective income tax rates were 39.2%, 39.2% and 53.7% in 2001, 2000 and 1999, respectively. The higher effective tax rate in 1999 was primarily due to nondeductible charges taken in conjunction with the 1999 restructuring. Without giving effect to the restructuring charge, the effective income tax rate for 1999 was 39.2%. The effective income tax rate for 2002 is expected to approximate 39.4%.

NET INCOME
The Corporation's net income for 2001 was $57.5 million, or $2.31 per diluted share, before consideration of the write-off of the investment in Xyan.com. Net income for 2001 before the write-off was slightly lower than the $58.7 million, or $2.35 per diluted share for 2000, primarily due to the reduction in earnings from operations, partially offset by lower interest expense. Net income for 2001 after giving effect to the Xyan.com write-off was $50.0 million, or $2.01 per diluted share.

Expectations for the full-year 2002 are for growth in earnings, with growth rates in the mid-single digits, reflective of expectations for a gradually improving economy.

LIQUIDITY AND CAPITAL RESOURCES
The Corporation has historically raised long-term debt financing by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. No significant long-term borrowings were recorded in 2001 or 1999. During 2000, the Corporation issued $70 million of long-term debt at interest rates ranging from 6.98% to 8.05%. The proceeds were used to repay a portion of the Corporation's short-term debt. Of the $156.9 million of total long-term debt at the end of 2001, including current maturities, $25.9 million matures in 2002 with the remaining balance maturing through 2015.

The Corporation primarily raises short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million. Average outstanding short-term borrowings during 2001, 2000 and 1999 were $21.3 million, $75.8 million and $49.8 million, respectively. The decrease in 2001 was due to aggressively managing working capital requirements and reducing planned capital expenditures by over $50 million. The increases in 2000 resulted primarily from borrowings used to fund the repurchase of shares of common stock at an aggregate cost of $24.0 million. At December 29, 2001, the Corporation had no short-term commercial paper borrowings outstanding.

Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and other investment opportunities that may arise.

22 Banta Corporation

During 2001, working capital, excluding cash and short-term debt, decreased approximately $45 million. This improvement was primarily due to aggressive management of working capital and lower sales volume for the print segment. Year-end receivables were nearly 14% lower than the 2000 year-end level and inventories were down $37 million, or 34%. Through aggressively managing the asset base, the Corporation reached the lowest level in recent history of material inventory days on hand.

During 2001, no shares of the Corporation's common stock were repurchased. During 2000, the Corporation repurchased approximately 1.3 million shares of its common stock at an aggregate cost of $24.0 million. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has in excess of $80 million in authority remaining for future share repurchases. Banta may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases will be funded by a combination of cash provided from operations and short-term borrowings.

The Corporation's capital expenditures were approximately $50 million in 2001 compared to approximately $80 million in both 2000 and 1999. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supply-chain management services and new printing and digital imaging technologies. Though planned expenditures for 2001 were reduced by over $50 million as a result of a decrease in anticipated capacity requirements, the Corporation believes that this reduction and other cost-cutting initiatives will not diminish its ability to respond to increasing demand as the economy strengthens. Preliminary plans for 2002 are for capital expenditures to approximate $70 million.

ACCOUNTING PRONOUNCEMENTS
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require goodwill to no longer be amortized but to instead be tested for impairment at least annually. Amortization is required for other intangible assets with determinable lives. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. The Corporation adopted SFAS No. 142 on December 30, 2001. Goodwill amortization expense in 2001 was approximately $3 million. The Corporation does not currently believe there will be any significant impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121. The statement was effective for the Corporation in 2002, and did not have a significant impact on its financial position or results of operations.

RISK MANAGEMENT
The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At December 29, 2001, the Corporation had no outstanding borrowings against its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 4 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation's overall foreign currency exchange rate exposure at December 29, 2001, a 10% change in foreign currency exchange rates would not have had a material effect on the Corporation's balance sheet, statement of earnings or cash flows.

FORWARD LOOKING STATEMENTS
The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies (including, without limitation, earnings and performance projections) are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 40 of this Annual Report to Shareholders.

                                                           2001 Annual Report 23

Consolidated Balance Sheets

December 29, 2001, and December 30, 2000
--------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                        2001         2000
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                            $  65,976    $  27,660
  Receivables, less reserves of $7,084 and $8,105, respectively                          215,505      249,200
  Inventories                                                                             71,079      108,109
  Prepaid expenses                                                                         4,898        5,636
  Deferred income taxes                                                                   16,158       16,070
                                                                                         373,616      406,675
Plant and Equipment:
  Land                                                                                     9,075        9,075
  Buildings and improvements                                                             136,716      134,932
  Machinery and equipment                                                                762,734      732,236
--------------------------------------------------------------------------------------------------------------
                                                                                         908,525      876,243
  Less accumulated depreciation                                                         (583,541)    (531,982)
--------------------------------------------------------------------------------------------------------------
                                                                                         324,984      344,261
Other Assets                                                                              25,645       37,663
Goodwill                                                                                  63,801       65,925
--------------------------------------------------------------------------------------------------------------
                                                                                       $ 788,046    $ 854,524
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Short-term debt                                                                     $       --    $  46,863
  Accounts payable                                                                        98,391      117,499
  Accrued salaries and wages                                                              32,218       43,235
  Other accrued liabilities                                                               28,226       24,217
  Current maturities of long-term debt                                                    25,915        8,505
--------------------------------------------------------------------------------------------------------------
                                                                                         184,750      240,319
Non-current Liabilities:
  Long-term debt                                                                         130,981      179,202
  Deferred income taxes                                                                   21,080       24,106
  Other non-current liabilities                                                           43,957       39,985
--------------------------------------------------------------------------------------------------------------
                                                                                         196,018      243,293
Shareholders' Investment:
  Common stock - $.10 par value, authorized
    75,000,000 shares; 27,874,263 and 27,711,028 shares issued, respectively               2,787        2,771
  Amount in excess of par value of stock                                                   3,366           43
  Accumulated other comprehensive loss                                                   (10,914)      (8,964)
  Treasury stock, at cost (3,144,400 shares)                                             (66,814)     (66,814)
  Retained earnings                                                                      478,853      443,876
--------------------------------------------------------------------------------------------------------------
                                                                                         407,278      370,912
--------------------------------------------------------------------------------------------------------------
                                                                                       $ 788,046    $ 854,524
--------------------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

24 Banta Corporation

Consolidated Statements of Earnings

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000

--------------------------------------------------------------------------------------------------------------
Dollars in thousands (except earnings per share)                               2001         2000         1999
--------------------------------------------------------------------------------------------------------------
Net sales                                                                $1,457,935   $1,537,729   $1,315,278
Cost of goods sold                                                        1,159,822    1,227,254    1,048,916
--------------------------------------------------------------------------------------------------------------
  GROSS EARNINGS                                                            298,113      310,475      266,362

Selling and administrative expenses                                         189,704      195,682      162,992
Restructuring charge                                                             --           --       55,000
--------------------------------------------------------------------------------------------------------------
  EARNINGS FROM OPERATIONS                                                  108,409      114,793       48,370

Interest expense                                                            (13,720)     (16,754)     (12,362)
Write-off of investment                                                     (12,500)          --           --
Other income (expense), net                                                       8       (1,396)      (1,398)
--------------------------------------------------------------------------------------------------------------
  EARNINGS BEFORE INCOME TAXES                                               82,197       96,643       34,610

Provision for income taxes                                                   32,200       37,900       18,600
--------------------------------------------------------------------------------------------------------------
  NET EARNINGS                                                           $   49,997    $  58,743    $  16,010
--------------------------------------------------------------------------------------------------------------
  BASIC EARNINGS PER SHARE OF COMMON STOCK                               $     2.03    $    2.35    $     .59
--------------------------------------------------------------------------------------------------------------
  DILUTED EARNINGS PER SHARE OF COMMON STOCK                             $     2.01    $    2.35    $     .59
--------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                                         2001 Annual Report 25

Consolidated Statements of Cash Flows

For the Periods Ended December 29, 2001, December 30, 2000 and January 1, 2000
--------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                           2001         2000         1999
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                              $  49,997    $  58,743    $  16,010
Adjustments to reconcile net earnings to net cash provided by operating activities, net of acquisitions:
   Depreciation and amortization                                             75,378       75,744       68,212
   Deferred income taxes                                                     (3,114)       4,217       (8,541)
   Restructuring charge                                                          --           --       55,000
   Restructuring charges paid                                                (1,318)      (5,153)     (12,151)
   Write-off of investment                                                   12,500           --           --
  Change in assets and liabilities, net of effects of acquisitions:
    Decrease (increase) in receivables                                       33,170      (25,532)      14,253
    Decrease (increase) in inventories                                       37,030      (19,191)      (7,809)
    Decrease in other current assets                                            738        1,424          813
    (Decrease) increase in accounts payable and accrued liabilities         (24,798)      37,352       (3,319)
    (Increase) decrease in other non-current assets                          (2,374)       1,711         (875)
    Other, net                                                                1,434       (3,358)       3,990
--------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                       178,643      125,957      125,583

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                        (50,169)     (80,548)     (83,952)
Proceeds from sale of plant and equipment                                     1,771        1,689        3,836
Cash used for acquisitions, net of cash acquired                                 --      (11,547)      (5,750)
Additions to long-term investments                                           (2,574)     (13,951)     (13,220)
--------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                          (50,972)    (104,357)     (99,086)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt (payments) proceeds, net                                    (46,863)     (45,636)      52,359
Proceeds from issuance of long-term debt                                         --       70,000           --
Payments on long-term debt                                                  (30,811)      (6,924)      (6,904)
Proceeds from exercise of stock options                                       3,339           43        2,774
Dividends paid                                                              (15,020)     (15,050)     (15,317)
Repurchase of common stock                                                       --      (24,024)     (58,342)
--------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                          (89,355)     (21,591)     (25,430)

Net increase in cash and cash equivalents                                    38,316            9        1,067
Cash and cash equivalents at beginning of year                               27,660       27,651       26,584
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $  65,976    $  27,660    $  27,651
--------------------------------------------------------------------------------------------------------------
Cash payments for:
  Interest, net of amount capitalized                                     $  13,392    $  16,583    $  12,634
  Income taxes                                                               25,905       38,777       17,448
--------------------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.

26 Banta Corporation

Consolidated Statements of Shareholders' Investment

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000
---------------------------------------------------------------------------------------------------------------------------
                                                              Amount in    Accumulated
                                     Common Stock             Excess of    Other Compre-   Retained   Treasury
Dollars in thousands          Shares Issued     Par Value     Par Value    hensive Loss    Earnings      Stock      Total
---------------------------------------------------------------------------------------------------------------------------
BALANCE,
  JANUARY 2, 1999                28,260,957        $2,826      $     --         $(2,308)   $409,413  $      --    $409,931
                                                                                                                  --------
Net earnings                                                                                 16,010                 16,010
Cumulative translation
  adjustment                                                                     (4,081)                            (4,081)
                                                                                                                  --------
Comprehensive income                                                                                                11,929
Change in accounting principle                                                                2,800                  2,800
Cash dividends ($.56 per share)                                                             (15,317)               (15,317)
Stock options exercised             137,246            14         2,760                                              2,774
Repurchase of common stock         (689,100)          (69)       (2,760)                    (12,723)               (15,552)
Treasury stock purchases                                                                               (42,790)    (42,790)
---------------------------------------------------------------------------------------------------------------------------
BALANCE,
  JANUARY 1, 2000                27,709,103         2,771            --          (6,389)    400,183    (42,790)    353,775
                                                                                                                  --------
Net earnings                                                                                 58,743                 58,743
Cumulative translation
  adjustment                                                                     (2,575)                            (2,575)
                                                                                                                  --------
Comprehensive income                                                                                                56,168
Cash dividends ($.60 per share)                                                             (15,050)               (15,050)
Stock options exercised               1,925                          43                                                 43
Treasury stock purchases                                                                               (24,024)    (24,024)
---------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 30, 2000              27,711,028         2,771            43          (8,964)    443,876    (66,814)    370,912
                                                                                                                  --------
Net earnings                                                                                 49,997                 49,997
Cumulative translation
  adjustment                                                                     (1,950)                            (1,950)
                                                                                                                  --------
Comprehensive income                                                                                                48,047
Cash dividends ($.61 per share)                                                             (15,020)               (15,020)
Stock options exercised             163,235            16         3,323                                              3,339
---------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 29, 2001              27,874,263        $2,787       $ 3,366        $(10,914)   $478,853   $(66,814)   $407,278
---------------------------------------------------------------------------------------------------------------------------

There are 300,000 shares of $10 par value preferred stock authorized, none of which is issued.
The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                                                     2001 Annual Report 27

Notes to Consolidated Financial Statements

For the Periods Ended December 29, 2001, December 30, 2000, and January 1, 2000

>> 1
Summary of Accounting Policies

Significant accounting policies followed by the Banta Corporation (the "Corporation" or "Banta") in maintaining financial records and preparing financial statements are:

BUSINESS The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. Banta also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 2001, 2000 or 1999.

YEAR-END The Corporation's operating year ends on the Saturday closest to December 31. Operating years 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000, and January 1, 2000, respectively, and comprised 52 weeks each.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

RECOGNITION OF REVENUE The Corporation recognizes revenue at the time the products are shipped, risk of loss transfers or as services are performed. Most products are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory.

In accordance with Emerging Issues Task Force Issue 00-10, the Corporation recognizes as revenues shipping and handling fees billed to customers and the corresponding cost is included in cost of sales for all years presented.

Foreign Currency Translation Financial statements of foreign subsidiaries are translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign currency transaction gains and losses were insignificant in 2001, 2000 and 1999.

EARNINGS PER SHARE OF COMMON STOCK Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Average common shares for computation of basic earnings per share were 24,659,129; 24,955,750; and 27,153,280 in 2001, 2000 and 1999, respectively.
Average common and common equivalent shares for computation of diluted earnings per share were 24,857,239; 24,980,228; and 27,177,205, in 2001, 2000 and 1999,
respectively.

The shares outstanding used to compute diluted earnings per share for 2001, 2000 and 1999 excluded outstanding options to purchase 268,883; 1,863,037; and 1,391,777 shares of common stock, respectively, with weighted-average exercise prices of $26.64, $24.75 and $26.20, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

CAPITALIZED INTEREST The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. The total interest incurred was $15,386,000 in 2001, $17,919,000 in 2000, and $13,100,000 in 1999 of which $1,666,000, $1,165,000 and $738,000 was capitalized in 2001, 2000 and 1999, respectively.

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

Inventory amounts at December 29, 2001, and December 30, 2000, were as follows:

-------------------------------------------------------------------
Dollars in thousands                             2001        2000
-------------------------------------------------------------------
Raw materials and supplies                    $38,432    $ 58,513
Work-in-process and finished goods             32,647      49,596
                                              -------    --------
Net inventories                               $71,079    $108,109
-------------------------------------------------------------------

28 Banta Corporation

SOFTWARE DEVELOPMENT Costs incurred in the development of new products, prior to establishing technological feasibility, are charged to expense as incurred. SFAS No. 86 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Corporation's product development process, technological feasibility is established upon completion of a detailed design. Capitalized software costs are amortized on a product-by-product basis over a period of five years, depending on the estimated useful life of the software. The unamortized balance, as included in other assets, was $11,058,000, and $11,494,000 at December 29, 2001 and December 30,
2000, respectively. Accumulated amortization of capitalized software costs was $5,333,000 at December 29, 2001. The Corporation believes the capitalized software development costs are realizable based on the projected undiscounted earnings of the related product.

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

GOODWILL Goodwill is amortized and charged against operations on a straight-line method over periods of 20 to 25 years. The realizability of goodwill is evaluated annually based upon the undiscounted cash flows of the businesses acquired compared with the unamortized amount of goodwill. Accumulated amortization of goodwill was $17,920,000, and $14,915,000 as of December 29, 2001, and December 30, 2000, respectively.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the statement, goodwill will no longer be amortized; however, it must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The Corporation adopted the statement for 2002. Goodwill amortization expense in 2001 was $3,005,000. The Corporation is in the process of assessing the impairment provisions of SFAS No. 142. Such assessment must be completed by the second quarter of 2002. The Corporation does not currently believe there will be any significant impairment.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

DERIVATIVE FINANCIAL INSTRUMENTS The Corporation enters into forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those foreign currency contracts are adjusted to their fair market value with the gain or loss reflected in other income (expense) in the accompanying consolidated statements of earnings. For each of the three years presented, the gain or loss recognized on these contracts was not material.

>> 2

Acquisitions and Investments

INVESTMENT IN XYAN.COM During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc., ("Xyan.com") a start-up Internet-enabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with the unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

OTHER ACQUISITIONS In May 2000, the Corporation acquired Southeastern Color Graphics ("Southeastern") for approximately $11.5 million in cash plus the assumption of approximately $8.0 million in debt. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets acquired by $6.3 million. The acquisition was accounted for as a purchase.

In July 1999, the Corporation acquired a 50 percent equity interest in a newly formed joint venture for approximately $5.8 million. The joint venture, Banta G. Imagen S. de R.L. de C.V., based in Queretaro, Mexico, provides a variety of products and services for the commercial print market. The equity method of accounting is used to account for this investment.

                                                                Annual Report 29

>> 3

Short-Term Debt

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At December 29, 2001, the Corporation had credit facilities totaling $113 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $8 million is a secured credit facility denominated in Irish punts, which is used to finance the Corporation's European operations. At December 29, 2001, the Corporation had no borrowings outstanding. At December 30, 2000, the Corporation had notes payable outstanding aggregating $46.9 million against the credit facilities, which consisted entirely of commercial paper with a weighted average interest rate of 7.0%. The maximum outstanding borrowings during 2001 and 2000 were $55.2 million and $89.5 million, respectively. The average outstanding borrowings during 2001 and 2000 were $21.3 million and $75.8 million, respectively. The weighted-average interest rates on such borrowings during 2001 and 2000 were 5.2% and 6.6%, respectively.

>> 4

Long-Term Debt

Long-term debt, including amounts payable within one year, consists of the following:

--------------------------------------------------------------------------------
Dollars in thousands                           Maturities       2001      2000
--------------------------------------------------------------------------------
Promissory Notes:
8.05%                                           2002-2005   $ 50,000  $ 50,000
7.45%                                                2001         --    20,000
6.81%                                           2004-2010     35,000    35,000
7.62%                                           2002-2009     17,857    20,238
7.98%                                           2002-2010     20,238    22,619
9.53%                                           2002-2005      7,273     9,091
7.38%                                           2005-2015     15,000    15,000

Notes Payable and Capital Lease Obligations,
 generally fixed rates of interest,
 7.2% to 10.7%                                  2002-2008      5,750     6,112
Industrial Revenue Bonds:
Floating rates of interest, approximating
 80% of the prime rate                          2002-2015      3,800     6,150
Fixed rate of interest at 7.5%                       2002        120       260
Other fixed rates of interest, 6.0% to 9.4%     2002-2005      1,858     3,237
--------------------------------------------------------------------------------
                                                             156,896   187,707
Less current maturities                                      (25,915)   (8,505)
--------------------------------------------------------------------------------
Long-term debt                                              $130,981  $179,202
--------------------------------------------------------------------------------

Maturities of long-term debt during the next five years are: 2002, $25,915,000; 2003, $19,492,000; 2004, $19,485,000; 2005, $25,735,000; and 2006, $11,414,000.
Industrial Revenue Bonds aggregating $920,000 are secured by certain real estate and equipment.

The Promissory Note agreements contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all debt covenants at December 29, 2001.

One of the Promissory Note agreements contains covenants, which restrict the payment of dividends. As of December 29, 2001, $100,596,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 29, 2001, including current maturities, was estimated by management to be $176,047,000.

30 Banta Corporation

>> 5

Stock Option Plans

At December 29, 2001, the Corporation had options outstanding or available for grant under two stock option plans -- the 1995 Equity Incentive Plan and the 1991 Stock Option Plan. Under the plans, options to purchase common stock are granted to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 plan may be exercised up to five years after the date of the grant. Options granted under the 1995 plan may be exercised up to ten years from the date of the grant. At December 29, 2001, 2,177,799 shares of the Corporation's common stock were reserved for future option grants.

The plans permit participants to use option shares for the purpose of offsetting income tax liabilities incurred upon the exercise of stock options and allow for grants of either Incentive Stock Options or Nonstatutory Stock Options. The plans include provisions that authorize options to be granted to non-employee Directors.

The following table summarizes activity under the stock option plans:

                                                                      Weighted
                             Options          Price Range        Average Price
--------------------------------------------------------------------------------
OUTSTANDING AT
JANUARY 2, 1999            1,945,370            $20 - $31                  $25
Granted                      691,000              19 - 24                   23
Exercised                   (277,855)             21 - 24                   21
Canceled or expired         (217,531)             20 - 31                   26
--------------------------------------------------------------------------------
OUTSTANDING AT
JANUARY 1, 2000            2,140,984              19 - 31                   25
Granted                      573,500              18 - 22                   20
Exercised                     (2,000)             21 - 21                   21
Canceled or expired         (327,616)             21 - 28                   26
--------------------------------------------------------------------------------
OUTSTANDING AT
DECEMBER 30, 2000          2,384,868              18 - 31                   23
Granted                      775,500              26 - 28                   28
Exercised                   (278,523)             18 - 28                   23
Canceled or expired          (75,668)             18 - 31                   24
--------------------------------------------------------------------------------
OUTSTANDING AT
DECEMBER 29, 2001          2,806,177            $18 - $31                  $25
--------------------------------------------------------------------------------

Of the options outstanding at December 29, 2001, 1,506,378 were exercisable at prices ranging from $18 to $31, and a weighted average of $24. The balance of the options become exercisable at various times through 2004 at prices ranging from $18 to $28, and a weighted average of $25.

During 2001, 2000 and 1999, 115,288; 75; and 140,609 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

The Corporation accounts for stock options pursuant to the provisions of APB Opinion No. 25, which requires no compensation cost to be recognized when stock options are granted at fair value. If the Corporation had charged earnings for the compensation cost related to its stock option grants determined consistent with SFAS No. 123, its net earnings and earnings per share would have been reduced to the following pro forma amounts:

Dollars in thousands,
except per share amounts        2001                 2000                 1999
--------------------------------------------------------------------------------
Net Earnings:
     As Reported             $49,997              $58,743              $16,010
     Pro Forma                47,691               56,485               14,123
Earnings per share of
 common stock:
Basic: As Reported             $2.03                $2.35                $0.59
       Pro Forma                1.93                 2.26                 0.52
Diluted: As Reported            2.01                 2.35                 0.59
         Pro Forma              1.92                 2.26                 0.52
--------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.2%, 5.9% and 5.9%; expected dividend yields of 2.3%, 2.9% and 2.0%; expected lives of 6.0 years; expected volatility of 35%, 35% and 33%. The weighted average fair value of the options granted in 2001, 2000 and 1999 was $6.77, $5.12 and $5.89, respectively.

>> 6

Operating Leases

The Corporation leases a variety of assets used in its operations including manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $22,338,869, $18,733,000 and $13,819,000 in 2001, 2000 and 1999, respectively. Minimum rental commitments for the years 2002 through 2006 aggregate $18,465,000, $16,507,000, $13,896,000,
$9,905,000 and $7,816,000, respectively, and $28,496,000, thereafter.

                                                           2001 Annual Report 31

>> 7

Restructuring Charge

In the second quarter of 1999, the Corporation recorded a restructuring charge, including related asset writedowns, of $55.0 million ($38.5 million, after tax). The restructuring primarily involved the Corporation's print segment and resulted in three facility closings and the elimination of certain under-performing business assets. The restructuring also resulted in workforce reductions of approximately 650 employees (350 employees at the three facilities closed) and the writedown of certain long-lived assets, including goodwill.

With the exception of continued lease payments for certain of the closed facilities, all restructuring actions were substantially completed in 2000.

Details of the restructuring charge are as follows (in thousands):
------------------------------------------------------------------------------------------------------------
                                                     Original
                                                 Restructuring     Used in    Used in   Used in     Year-End
Dollars in thousands                                    Charge        1999       2000      2001      Balance
------------------------------------------------------------------------------------------------------------
Writedown of intangible assets, including goodwill     $15,600    $(15,600)  $     --   $    --       $   --
Writedown of tangible assets                            15,300     (15,300)        --        --           --
Lease termination payments                              11,500      (2,764)    (1,940)   (1,318)       5,478
Employee severance and termination benefits              8,300      (6,588)    (1,712)       --           --
Other facility exit costs                                4,300      (2,799)    (1,501)       --           --
------------------------------------------------------------------------------------------------------------
Total                                                  $55,000    $(43,051)   $(5,153)  $(1,318)      $5,478
------------------------------------------------------------------------------------------------------------

>> 8

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

Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

                                                         Pension Benefits                   Other Benefits
--------------------------------------------------------------------------------------------------------------
                                                     2001       2000       1999      2001       2000     1999
--------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year    $   6,042  $   5,431    $ 5,794    $1,141    $   990   $1,144
Interest cost on projected benefit obligation       7,349      6,897      6,442     1,032        879      855
Expected return on plan assets                    (10,814)   (10,027)    (9,015)       --         --       --
Amortization of prior service cost                    448        448        443        26         26       26
Amortization of transition obligation (asset)        (346)      (394)      (394)      255        255      255
Amortization of net gain                           (1,014)    (1,068)       (96)       --        (29)      --
--------------------------------------------------------------------------------------------------------------
Net pension and other benefits expense          $   1,665  $   1,287    $ 3,174    $2,454     $2,121   $2,280
--------------------------------------------------------------------------------------------------------------

32 Banta Corporation

Significant assumptions used in determining net pension and postretirement benefit expense for the Corporation's plans are as follows:
                                                         Pension Benefits                   Other Benefits
--------------------------------------------------------------------------------------------------------------
                                                     2001       2000       1999      2001       2000     1999
--------------------------------------------------------------------------------------------------------------
Discount Rate                                        7.50%      7.75%      7.00%     7.50%      7.75%    7.00%
Expected rate of increase in compensation             4.0        4.0        4.0        --         --       --
Expected long-term rate of return on plan assets      9.5        9.5        9.5        --         --       --
--------------------------------------------------------------------------------------------------------------

All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $11,715,000 and $8,873,000 in 2001, respectively, and $10,230,000 and $6,647,000 in 2000, respectively. Plan assets for the funded plans include commingled funds, marketable equity securities and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.25% at December 29, 2001 and 7.50% at December 30, 2000:

                                                                         Pension Benefits      Other Benefits
--------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                       2001      2000       2001     2000
--------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                                $103,419  $ 91,724    $13,606  $12,553
Service cost                                                              6,042     5,431      1,141      990
Interest cost                                                             7,349     6,897      1,032      879
Change in assumptions                                                       763     3,613      1,104     (454)
Participants' contributions                                                  --        --        442      362
Plan amendments                                                              --        81         --       --
Benefits paid                                                            (4,460)   (4,327)      (887)    (724)
--------------------------------------------------------------------------------------------------------------
                                                                        113,113   103,419     16,438   13,606
--------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year                          116,528   115,192         --       --
Actual return on plan assets                                             (3,072)    5,288         --       --
Employer contributions                                                      358       375        445      362
Participants' contributions                                                  --        --        442      362
Benefits paid                                                            (4,460)   (4,327)      (887)    (724)
--------------------------------------------------------------------------------------------------------------
                                                                        109,354   116,528         --       --
--------------------------------------------------------------------------------------------------------------
Plan assets less than (in excess of) benefit obligation                   3,759   (13,109)    16,438   13,606
Unrecognized net gain                                                     7,753    23,416          2    1,105
Unrecognized prior service cost                                          (1,877)   (2,325)      (402)    (428)
Unrecognized net asset (obligation)                                         207       553     (2,800)  (3,055)
Adjustment required to recognize minimum liability                        1,200       158         --      --
--------------------------------------------------------------------------------------------------------------
Accrued pension cost (included in other non-current liabilities)      $  11,042   $ 8,693    $13,238  $11,228
--------------------------------------------------------------------------------------------------------------
Intangible asset recognized in Consolidated Balance Sheets            $   1,200   $   158    $    --  $    --
--------------------------------------------------------------------------------------------------------------

Approximately 28% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,406,000, $2,406,000 and $2,628,000 in 2001,
2000 and 1999, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contacts.

The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2001, 2000 and 1999 were $2,779,000, $2,863,000 and $2,832,000, respectively.

                                                          2001 Annual Report 33

>> 9

Capital Stock

In April 1998 the Board of Directors authorized a program for the repurchase of $60 million of common stock. This program was expanded in October 1998 for the repurchase of an additional $50 million of common stock. During 1999, 2,572,400 shares were repurchased under this authority for an aggregate cost of $58,342,000. In December 1999 this program was expanded for the repurchase of an additional $100 million of common stock. During 2000, an additional 1,261,100 shares were repurchased under the authority for an aggregate cost of $24,024,000. No shares were repurchased during 2001.

Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock were recorded as treasury stock. At December 29, 2001, the Corporation held 3,144,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

Pursuant to the Corporation's Shareholder Rights Plan, which was modified on November 5, 2001, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person, or group, acquiring 15% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

>> 10

Income Taxes

The provision for income taxes consists of the following:

-------------------------------------------------------------------------------
Dollars in thousands                                 2001      2000       1999
-------------------------------------------------------------------------------
Current:
  Federal                                         $26,853   $24,881    $18,852
  State                                             5,226     6,577      5,465
  Foreign                                           3,235     2,225      2,824
-------------------------------------------------------------------------------
                                                   35,314    33,683     27,141
Deferred                                           (3,114)    4,217     (8,541)
-------------------------------------------------------------------------------
Provision for income taxes                        $32,200   $37,900    $18,600
-------------------------------------------------------------------------------

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:
-------------------------------------------------------------------------------
                                                     2001      2000       1999
-------------------------------------------------------------------------------
Statutory federal tax rate                           35.0%     35.0%      35.0%
Foreign rate differential                            (4.1)     (1.5)        --
Subsidiary basis adjustment                            --        --        7.9
State and local income taxes,
  less applicable federal tax benefit                 4.5       4.7        5.6
Amortization of nondeductible goodwill                 .6        .5        2.3
Other, net                                            3.2        .5        2.9
-------------------------------------------------------------------------------
Effective income tax rate                            39.2%     39.2%      53.7%
-------------------------------------------------------------------------------

Temporary differences which give rise to the deferred tax assets and liabilities at December 29, 2001, and December 30, 2000, are as follows:

-------------------------------------------------------------------------------
Dollars in thousands                                 2001      2000
-------------------------------------------------------------------------------
Net current deferred tax assets:
 Vacation accrual                               $   3,615  $  3,533
 Other accrued liabilities                          8,207     9,851
 Reserve for uncollectible accounts                 2,510     2,437
 Other                                              1,826       249
-------------------------------------------------------------------------------
Net current deferred tax assets                  $ 16,158  $ 16,070
-------------------------------------------------------------------------------

Net long-term deferred tax liabilities:
 Accelerated depreciation                        $(28,010) $(27,909)
 Deductible goodwill amortization                  (1,512)   (1,541)
 Accrued pension cost                               4,426     3,685
 Accrued postretirement benefit cost                5,423     4,429
 Deferred compensation                              3,179     2,387
 Other                                             (4,586)   (5,157)
-------------------------------------------------------------------------------
Net long-term deferred tax liabilities           $(21,080) $(24,106)
-------------------------------------------------------------------------------

34 Banta Corporation

No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $27,735,000 at December 29, 2001, and are considered permanently invested. If undistributed earnings were remitted, tax credits would substantially offset any resulting domestic tax liability.

The non-United States component of income before income taxes was $20,996,000, $10,260,000 and $6,730,000 in 2001, 2000 and 1999, respectively.

>> 11

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

>> 12

Segment Information

The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides products, including digital imaging, and services to publishers of educational and general books, and special-interest magazines, and is a supplier of consumer and business catalogs, and direct marketing materials. The supply-chain management segment provides product assembly, testing, fulfillment and product localization services primarily to technology companies in North America, Europe and Asia. The healthcare products business is primarily engaged in the production of disposable products used in outpatient clinics, dental offices and hospitals.

These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in the Summary of Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2001, 2000 and 1999 are as follows:

-------------------------------------------------------------------------------
Dollars in thousands                          2001         2000          1999
-------------------------------------------------------------------------------
NET SALES
Printing                                $1,009,047   $1,100,213    $  997,150
Supply-chain management                    345,865      335,772       213,397
Healthcare                                 103,023      101,744       104,731
-------------------------------------------------------------------------------
Total                                   $1,457,935   $1,537,729    $1,315,278
-------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Printing                                $   59,447   $   60,942    $   59,213
Supply-chain management                      9,732        8,379         3,532
Healthcare                                   4,749        4,688         4,370
-------------------------------------------------------------------------------
Total(1)                                $   73,928   $   74,009    $   67,115
-------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS(2)
Printing                                $   93,778   $  106,196    $   93,410
Supply-chain management                     24,683       20,698        10,308
Healthcare                                   9,549        7,243        14,992
-------------------------------------------------------------------------------
Total                                   $  128,010   $  134,137    $  118,710
-------------------------------------------------------------------------------
TOTAL ASSETS
Printing                                $  530,769   $  604,454    $  562,677
Supply-chain management                    151,867      163,046       114,296
Healthcare                                  66,596       74,054        72,160
-------------------------------------------------------------------------------
Total                                   $  749,232   $  841,554    $  749,133
-------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Printing                                $   41,146   $   65,264    $   65,656
Supply-chain management                      5,933       11,421        13,946
Healthcare                                   1,616        1,430         3,595
-------------------------------------------------------------------------------
Total(1)                                $   48,695   $   78,115    $   83,197
-------------------------------------------------------------------------------
1 Difference between segment total and the total included in the consolidated financial statements is unallocated corporate headquarter amounts.
2 Earnings from operations for 1999 exclude a restructuring charge (see Note 7) of $55.0 million.

                                                           2001 Annual Report 35

The following table presents a reconciliation of certain segment information to the totals contained in the Consolidated Financial Statements:

-------------------------------------------------------------------------------
Dollars in thousands                          2001         2000          1999
-------------------------------------------------------------------------------
Earnings from operations:
Reportable segment earnings               $128,010     $134,137      $118,710
Unallocated corporate expenses             (19,601)     (19,344)      (15,340)
Restructuring charge                            --           --       (55,000)
Interest expense                           (13,720)     (16,754)      (12,362)
Write-off of investment                    (12,500)          --            --
Other income (expense)                           8       (1,396)       (1,398)
-------------------------------------------------------------------------------
Earnings before income taxes             $  82,197     $ 96,643     $  34,610
-------------------------------------------------------------------------------
Total assets:
Reportable segment assets                 $749,232     $841,554      $749,133
Intergroup receivable elimination             (330)        (378)       (1,405)
Other unallocated amounts1                  39,144       13,348        25,616
-------------------------------------------------------------------------------
Consolidated total assets                 $788,046     $854,524      $773,344
-------------------------------------------------------------------------------
1 Prior to 2000, deferred tax assets were included in the "other unallocated amounts." In 2001, "other unallocated amounts" included $28.0 million of cash and short-term investments.

Summarized geographic data for the Corporation's operations for 2001, 2000 and 1999 are as follows (net sales are attributed to countries primarily based on location of operation):

-------------------------------------------------------------------------------
Dollars in thousands                          2001         2000          1999
-------------------------------------------------------------------------------
Net sales:
United States                           $1,244,783   $1,358,233    $1,153,779
Ireland                                    105,368       89,467        91,423
Other foreign countries                    107,784       90,029        70,076
-------------------------------------------------------------------------------
                                        $1,457,935   $1,537,729    $1,315,278
-------------------------------------------------------------------------------
Assets:
United States                          $   678,322   $  758,512    $  697,814
Ireland                                     71,240       50,705        48,346
Other foreign countries                     38,484       45,307        27,184
-------------------------------------------------------------------------------
                                       $   788,046   $  854,524    $  773,344
-------------------------------------------------------------------------------

Unaudited Quarterly Financial Information

The following table presents financial information by quarter for the years 2001 and 2000.
                                                  Quarter Ended          Quarter Ended       Quarter Ended       Quarter Ended
                                                      March                  June               September           December
-----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands (except per share data)    2001       2000       2001       2000       2001       2000       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                   $372,777   $341,534   $337,396   $358,592   $376,615   $417,395   $371,147   $420,208
Gross earnings                                67,396     66,507     71,940     74,491     78,444     86,875     80,333     82,602
Net earnings                                   2,632*     9,894     12,471     12,644     18,748     19,247     16,146     16,958
Basic earnings per share                         .11*       .39        .51        .50        .76        .78        .65        .69
Diluted earnings per share                       .11*       .39        .50        .50        .75        .78        .65        .69
-----------------------------------------------------------------------------------------------------------------------------------
*First quarter 2001 results of operations include a non-cash write-off of the investment in XYAN.com of $7.5 million, after tax ($.30 per common share).

Dividend Record and Market Prices

                               First    Second     Third     Fourth   Entire
Per Share of Common Stock    Quarter   Quarter   Quarter    Quarter     Year
------------------------------------------------------------------------------
2001 dividends paid          $   .15   $   .15   $   .15    $   .16   $  .61
Price range:
  High                        $27.39    $29.68    $30.92     $30.23   $30.92
  Low                          22.93     24.43     25.31      26.80    22.93
2000 dividends paid          $   .15   $   .15   $   .15    $   .15   $  .60
Price range:
  High                        $22.19    $19.92    $24.44     $25.37   $25.37
  Low                          17.56     18.00     18.19      21.00    17.56
------------------------------------------------------------------------------
The stock prices listed above are the high and low trades. As of January 28, 2002, the Corporation had 1,898 shareholders of record.

36 Banta Corporation

Report of Independent Public Accountants

TO THE SHAREHOLDERS OF BANTA CORPORATION:

We have audited the accompanying consolidated balance sheets of Banta Corporation (a Wisconsin corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the fiscal years in the three-year period ended December 29, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banta Corporation and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
Milwaukee, Wisconsin
January 28, 2002


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