Form 10-K, Exhibit 13
period 2002-12-28
BANTA CORP
filed 2003-03-28
CIK 9801

Five Year Summary of Selected Financial Data
Not Covered by Report of Independent Public Accountants

Dollars in thousands
(except per share amounts)      2002         2001         2000         1999         1998
                             ----------   ----------   ----------   ----------   ----------

Summary of Earnings(1)

Net sales                    $1,366,457   $1,457,935   $1,537,729   $1,315,278   $1,372,796
Net earnings
After special charges            43,799       49,997       58,743       16,010       52,940
Before special charges(2)        60,147       57,497       58,743       54,510       52,940
Diluted earnings per
 common share After
 special charges                   1.71         2.01         2.35          .59         1.80
Before special charges(2)          2.35         2.31         2.35         2.01         1.80
Dividends paid per
 common share                       .64          .61          .60          .56          .51


Financial Summary(1)

Working capital(3)              138,909      148,805      194,064      178,471      174,596
Net plant and equipment         277,971      324,984      344,261      327,350      318,635
Total assets                    805,264      788,046      854,524      773,344      769,966
Long-term debt, excluding
 current maturities             111,489      130,981      179,202      113,520      120,628

Interest expense                 11,343       13,720       16,754       12,362       10,825
EBITDA(4)                       186,873      183,787      190,537      171,582      164,407
Shareholders' investment        453,113      407,278      370,912      353,775      409,931
Book value per share of
 common stock(5)                  17.95        16.47        15.10        13.70        14.51

-------------------
(1)  All years comprised 52 weeks.

(2)  Special charges consist of restructuring charges in 1999, the investment write-off in
     2001 and the asset impairment charge in 2002.

(3)  Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.

(4)  EBITDA is defined as earnings from operations before depreciation, amortization and special charges.

(5)  Book value per share of common stock is based on shares outstanding at year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
Banta Corporation (the "Corporation") is a technology and market leader in its two primary business segments, print and supply-chain management. The Corporation provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including catalogs, publications, product brochures, literature management, educational materials and e-business services. The Corporation's global supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

HIGHLIGHTS
Results for 2002 included the following:

o Strong operating performance in a challenging economic environment, including record earnings and earnings per share that equaled the record set in 2000, before giving effect to a fourth quarter asset impairment charge

o Excellent cash flow position due to aggressive cost controls, reduced capital expenditures and effective working capital management

o Solid operating performance within the print segment, despite the challenges presented by reduced advertising and promotional spending

o Continued improvements in operating margin and earnings within the supply-chain management segment

o Higher operating margins for the healthcare segment due to continued increases in global sourcing and numerous manufacturing initiatives

Net sales for 2002 were $1.37 billion, a 6% decrease from the prior-year sales of $1.46 billion. Print segment sales of $977 million for 2002 were approximately $32 million, or 3%, below the prior-year net sales of $1.0 billion. Lower sales within this segment were the result of an approximate 10% reduction in paper prices, which reduced revenues by about $30 million. The cost of paper is passed through to the customer and variations in paper prices do not significantly impact the Corporation's margins on print segment sales. In addition, print segment sales were impacted by a very competitive pricing climate resulting from excess capacity in the industry. Supply-chain management segment sales for 2002 of $293 million were 15% lower than the prior-year sales of $346 million, which reflects the continuing softness in the technology sector.

Despite the reduction in net sales, gross earnings as a percentage of sales improved to 22.2% in 2002 compared to 20.4% in 2001. Contributing to this increase were improved operating efficiencies, aggressive cost control measures and changes in product mix.

Earnings from operations for 2002 were $81.6 million, a reduction of 25% from the $108.4 million in 2001. Net earnings in 2002 of $43.8 million were down 12% from the $50.0 million in 2001. Diluted earnings per share were $1.71, a decrease of 15% from $2.01 in the prior year.

Earnings from operations for 2002 of $108.4 million were consistent with the $108.4 million in 2001, before the asset impairment charge. Excluding the asset impairment charge, net earnings of $60.1 million for 2002 were 5% higher than the prior-year earnings of $57.5 million. The 2001 results exclude the Xyan.com, Inc. ("Xyan.com"), investment write-off of $12.5 million ($7.5 million, after tax). Diluted earnings per share, before these charges, in 2002 of $2.35 were 2% higher than the $2.31 per share for 2001 and equaled the record attained in 2000.

The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002 ($16.3 million or $0.64 per diluted share, after tax). The impairment charge related to a reduction in the asset carrying value of the Corporation's digital content management software product, write-off of an investment in a Mexican joint venture, a reduction in goodwill associated with a past acquisition, and updated valuations on other long-lived assets. In the first quarter of 2001, the Corporation wrote-off the cost of its minority interest in Xyan.com in response to its filing for bankruptcy. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $0.30 per diluted share, after tax).

Aggressive cost controls and reduced capital expenditures implemented early in 2001 continued in 2002. These actions were taken due to softness in the economic environment. In management's judgment, none of the actions taken jeopardizes the Corporation's ability to respond quickly to future growth opportunities. Manufacturing expenses were effectively managed without significant layoffs while working capital requirements reached the lowest level in recent history. These factors contributed to record free cash flow before special charges in 2002, the reduction of $26 million of long-term debt and a $2.4 million reduction in interest expense.

Earnings from operations as a percentage of net sales ("operating margin") for the print segment decreased slightly from 9.3% in 2001 to 9.0% in 2002, before the asset impairment charge. Excess capacity in the commercial print portions of the segment led to strong downward pricing pressures. This was partially offset by improved operational efficiencies and cost-containment efforts.

In the supply-chain management segment, operating margin improved from 7.1% in 2001 to 9.5% in 2002. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix, aggressive cost-control measures, cessation of contractual royalty payments and elimination of an underperforming facility.

The Corporation's healthcare segment continued to realize the benefits of a series of global and domestic manufacturing initiatives, which reduced costs and provided lower-priced product options for customers. As a result of these efforts, operating margins increased from 9.3% in 2001 to 10.6% in 2002.

SUBSEQUENT EVENT
On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management sector. The plan, which will be implemented in 2003, is expected to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. Implementation of the plan will result in a pre-tax charge totaling $15 million to $18 million, the majority of which is expected to be incurred in the second and third quarters of 2003. The plan is expected to generate annual savings of $8 million to $10 million, beginning in 2004, with modest benefit expected late in 2003's fourth quarter.

NET SALES
2002 COMPARED TO 2001

Print segment net sales of $977 million for 2002 were $32 million, or 3%, lower than the prior-year total of $1.0 billion. However, overall print volume (net impressions printed) in 2002 was up 7% over the prior year. The decrease in print segment net sales was primarily related to lower paper prices during 2002 compared to the prior year, which reduced sales by approximately $30 million. For the full year, paper prices decreased on a composite average by approximately 10%. Paper prices are influenced by world pulp prices, capacity utilization and the strength of the dollar. As is customary in print markets, the customer generally absorbs fluctuations in paper prices. Paper prices are estimated to remain stable during the first half of 2003 with moderate increases expected toward the end of the year. In addition, print segment sales were impacted by a very competitive pricing climate resulting from excess capacity in the industry.

Net sales for the print segment operating units, as a percent of total print segment sales, were as follows:

                                   2002      2001      2000
                                   ----      ----      ----
              Book                  37%       33%       33%
              Catalog               22        22        22
              Direct                19        22        21
              Marketing
              Publications          18        19        19
              Other                  4         4         5
                                   ---       ---       ---
                                   100%      100%      100%

Book operating unit sales for 2002 were approximately 3% higher than the prior year due to strong activity in the educational and literature management markets. The trend toward customized textbooks, which results in shorter run lengths, increased versioning and just-in-time delivery, is consistent with the book operating unit's manufacturing capabilities. These capabilities also support the Corporation's literature management services, which are expanding to serve a broader range of customers, including healthcare, telecommunications, retail and financial services businesses. These trends helped to offset the impact of lower paper prices in the book market.

Catalog operating unit sales decreased slightly in 2002 due to paper price reductions. Sales of direct marketing materials were approximately 12% below the levels of the prior year due to significantly reduced advertising and promotional spending, lower paper prices and the dampening effect of a postal increase. Retailers, consumer package goods companies and several financial service companies have reduced both the number of mailings and amount of pieces mailed. At the same time, commercial print price levels have been driven down by excess industry capacity. In the publications operating unit, sales were also slightly down due to a reduction in magazine page counts resulting from a weak advertising environment and an unusually high incidence of magazine attrition. On average, page counts for the Corporation's customers were approximately 10% lower than the prior year. In any given year, page count levels tend to vary based on economic growth trends. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it prints to nearly 900 titles, an increase of 8% over the prior year.

Supply-chain management segment sales were $293 million in 2002, a decrease of 15% from 2001. Softness in the technology sector continues to exert downward pressure on revenues in this segment. Although full-year revenue for supply-chain management was below the prior year, fourth quarter 2002 sales were encouraging, as they equaled the prior year. Healthcare segment sales for 2002 of $97 million were 6% below the prior year, due primarily to lower prices on foreign-sourced products.

2001 COMPARED WITH 2000

Print segment net sales of $1.0 billion for 2001 were $91 million, or 8% lower than the prior-year total of $1.1 billion. The decrease in print segment net sales was primarily due to a softer economy and lower paper prices during 2001 compared to the prior year.

Book market net sales for 2001 were approximately 14% lower than the prior year due in part to lower textbook adoption activity and the reduction in paper prices. In addition, expectations for additional federal and state funding for education in 2001 did not materialize as projected, resulting in excess publisher inventories and lower sales for the first half of 2001 compared to the prior-year period. Fewer textbook adoptions during 2001 also resulted in a reduction in educational component sales, which are influenced by the sales and marketing activities to school systems during adoption periods.

Catalog market net sales and net sales for direct marketing materials were modestly below the levels of the prior year primarily due to reduced paper prices. Through a targeted sales effort to increase business with small- to mid-size business and consumer catalog customers and maintain a high customer retention rate, the Corporation partially offset the impact of business-to-business biennial catalogs not being printed in 2001. Sales of direct marketing materials benefited from increased demand for one-to-one marketing solutions, which enhanced demand for the Corporation's inline imaging and personalization services.

Net sales in the magazine market decreased in 2001 due to paper price reductions, an unusually high incidence of magazine attrition and a reduction in page counts resulting from a weak advertising environment. On average, page counts for 2001 were approximately 10% lower than the prior year. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it printed in 2001 to over 800 titles.

Supply-chain management segment sales were $346 million in 2001, an increase of 3% from 2000 sales.

Expansion of existing customer relationships within European and Asian facilities offset a softening of sales to technology customers in the U.S. Although full-year revenue for supply-chain management was slightly above the prior year, fourth quarter 2001 sales, which were heavily influenced by a weakening in the technology sector, were 21% below the prior-year fourth quarter. Higher sales during the fourth quarter of 2000 were due to the inventory build requirements to support the start-up of the Corporation's European and Asian facilities.

Healthcare segment sales for 2001 of $103 million were slightly above the prior year. The increase in healthcare sales was primarily due to volume increases for medical and dental paper and film products, which more than offset reductions in material costs and lower per unit prices for products sourced globally.

EARNINGS FROM OPERATIONS
2002 COMPARED WITH 2001

Earnings from operations for 2002 were $81.6 million, a reduction of 25% from the $108.4 million in 2001. Both the supply-chain management and healthcare segments had improved earnings from operations in 2002 as compared with 2001, while the print segment earnings were below the prior year. Gross margins increased from 20.4% in 2001 to 22.2% in 2002, primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures.

Earnings from operations for 2002 were flat compared to the prior year at $108.4 million, before the asset impairment charge taken in the fourth quarter of 2002. Operating margins before the charge increased from 7.4% in 2001 to 7.9% in 2002.

Print segment earnings from operations for 2002 were $88.0 million, 6% lower than the prior year's $93.8 million, before the asset impairment charge. Operating margins for the print segment were 9.0% for 2002 compared to 9.3% for 2001, before the asset impairment charge. The reductions in earnings and operating margins were primarily the result of increased pricing pressures. The Corporation sought to offset the impact of these competitive pressures by aggressively managing costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $27.8 million in 2002 compared with $24.7 million in 2001 and operating margins increased to 9.5% compared with 7.1% in the prior year. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix, aggressive cost-control measures, cessation of contractual royalty payments and elimination of an underperforming facility.

Healthcare earnings from operations for 2002 were $10.3 million compared with the prior year's $9.5 million. Operating margins for 2002 were 10.6% compared with 9.3% for 2001. The 2002 operating margins were positively impacted by the continuing global and domestic manufacturing and sourcing initiatives.

2001 COMPARED WITH 2000

Consolidated earnings from operations for 2001 decreased 6% to $108.4 million compared with the prior year's $114.8 million. Both the supply-chain management segment and healthcare business recorded double-digit percentage increases in earnings while the print segment was below the prior year.

Consolidated operating margins of 7.4% for 2001 were comparable to the prior-year operating margins. Gross margins increased from 20.2% in 2000 to 20.4% in 2001 primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures.

Print segment earnings from operations for 2001 were $93.8 million, 12% lower than the prior year's $106.2 million. Operating margins for the print segment were 9.3% for 2001 compared to 9.7% for 2000. The reductions in earnings and operating margins were primarily the result of the lower sales volume within the educational and magazine markets. Lower equipment utilization within these markets was partially offset by improved utilization of in-line imaging equipment within the direct marketing business and improved operational efficiencies within the consumer catalog business. The Corporation also aggressively managed costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $24.7 million in 2001 compared with $20.7 million in 2000 and operating margins increased to 7.1% compared with 6.2% in the prior year. These improvements were primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included start-up costs at the Corporation's European and Asian facilities.

Healthcare segment earnings from operations for 2001 were $9.5 million compared with the prior year's $7.2 million. Operating margins for 2001 were 9.3% compared with 7.1% for 2000. The 2001 operating margins were positively impacted by the domestic manufacturing and global sourcing initiatives undertaken in 2000, which included establishing a management office in Hong Kong and forming supply relationships in Asia and Mexico. The earnings from operations in 2000 were lower as a result of the start-up costs associated with these initiatives.

IMPAIRMENT AND INVESTMENT CHARGES
The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002 ($16.3 million or $0.64 per diluted share, after tax). The impairment charge included a $9.8 million reduction in the carrying value of the Corporation's digital content management software product, based on an analysis of future cash flow projections for the product. The charge also includes a $7.4 million write-off of an investment in a Mexican joint venture; a reduction of $2.2 million of goodwill associated with a past acquisition; a $3.9 million reduction in the carrying value of assets held-for-sale in the print segment; and updated valuations on other long-lived assets.

Xyan.com filed for Chapter 11 bankruptcy on March 31, 2001, as a result of its inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its markets. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com in March 2001. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

INTEREST EXPENSE AND OTHER EXPENSE
Interest expense of $11.3 million in 2002 was $2.4 million lower than the prior-year interest expense of $13.7 million. This decrease was primarily due to reduced short-term and long-term debt levels. By effectively managing working capital related to receivables and inventories, and reducing capital expenditures, the Corporation eliminated all commercial paper borrowings by the end of 2001. Average commercial paper borrowings during 2001 were $21.3 million, with a weighted-average interest rate on such borrowings of 5.2%.

Interest expense decreased from $16.8 million in 2000 to $13.7 million in 2001. This decrease was due to reduced debt levels and lower interest rates. Other income for 2002 was approximately $1.5 million higher than the prior year due to increased interest income on cash balances, the elimination of goodwill amortization expense and other miscellaneous income. Other expense for 2001 was $1.4 million lower than 2000, due to reduced interest income on cash balances and higher miscellaneous expenses.

PROVISION FOR INCOME TAXES
Effective income tax rates were 39.0%, 39.2% and 39.2% in 2002, 2001 and 2000, respectively. The small reduction in the effective tax rate in 2002 was due to lower tax rates on earnings of the European and Asian operations.

NET EARNINGS
The Corporation's net earnings were $43.8 million for 2002, 12% lower than the $50.0 million in 2001. Diluted earnings per share were $1.71 in 2002 compared with $2.01 the prior year. This decrease is the result of the asset impairment charge recorded in the fourth quarter of 2002. Excluding the previously discussed charges in both years, the Corporation's net earnings for 2002 of $60.1 million, or $2.35 per diluted share, were 5% higher than the $57.5 million, or $2.31 per diluted share for 2001. This increase is primarily the result of higher operating margins in certain business segments and lower interest expense.

LIQUIDITY AND CAPITAL RESOURCES
The Corporation has historically met its long-term debt financing needs by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. The Corporation did not incur any long-term borrowings in 2002 or 2001. Of the $130.9 million of total long-term debt outstanding at the end of 2002, including current maturities, $19.4 million matures in 2003 with the remaining balance maturing at varying intervals through 2015.

The Corporation has historically raised short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million. Due to the Corporation's strong cash position, there were no short-term borrowings or commercial paper back-up during 2002 under this facility. Average outstanding short-term borrowings during 2001 were $21.3 million. This decrease in short-term debt levels was due to aggressively managing working capital requirements and reducing planned capital expenditures. Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and other investment opportunities that may arise for the foreseeable future.

During 2002, working capital, excluding cash and current maturities of long-term debt, decreased by approximately $10 million. This improvement was primarily due to aggressive management of inventories and receivables and lower sales volume for the print segment. Year-end receivables decreased an additional 1% from the already low balances at the 2001 year-end and inventories were down an additional 2%. Through aggressively managing the asset base, the Corporation reached the lowest level in recent history of material inventory days on hand.

During 2002, the Corporation repurchased 112,000 shares of its common stock at an aggregate price of $3.4 million. During 2001, no shares of the Corporation's common stock were repurchased. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has in excess of $80 million in authority remaining for future share repurchases. The Corporation may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases are expected to be funded by a combination of cash provided from operations and short-term borrowings.

The Corporation's capital expenditures were $31 million in 2002 compared to $50 million in 2001. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supplychain management services, and new printing and digital imaging technologies. Though planned expenditures in 2002 and 2001 were reduced from historical spending levels as a result of a decrease in anticipated capacity requirements, the Corporation believes that this reduction and other cost-cutting initiatives will not diminish its ability to respond to increasing demand as the economy strengthens. Preliminary plans for 2003 are for capital expenditures projected in the range of $75 million to $90 million. Capital expenditures are expected to be funded by cash provided from operations and short-term borrowings.

At December 28, 2002, the Corporation has the following contractual obligations. These obligations are discussed in more detail in Notes 5 and 9 to the Consolidated Financial Statements. The Corporation has no off-balance sheet arrangements.

Contractual Obligations                 Less than     1-3       4-5     After 5
(dollars in thousands)        Total     1 year       years     years     years
                              -----     ---------    -----     -----    -------
Long-Term                    $130,156    $19,251    $50,082   $22,389   $38,434
Debt Obligations
Capital Lease                     710        126        287       297        --
Obligations
Operating Leases               93,422     18,234     27,628    18,122    29,438
Obligations
Total Contractual Cash       $224,288    $37,611    $77,997   $40,808   $67,872
Obligations

PENDING LITIGATION
The Corporation is a defendant in an action commenced by the creditors' committee in the Xyan.com bankruptcy matter. The claim relates to transactions that occurred in 2001 in which the Corporation acquired certain assets from Xyan.com. The creditors' committee is currently seeking recovery of approximately $4 million to $6 million. The Corporation is also involved in litigation relating to its proposed acquisition of Singaporebased Mentor Media Ltd. (Mentor). The Corporation in June 2002 entered into agreements to acquire Mentor for approximately $70 million. The Corporation has filed an action in Singapore seeking to terminate these agreements based on misrepresentations and failure of conditions precedent. The Corporation believes that it has meritorious grounds in both cases to obtain results that are favorable to the Corporation. However, in the event that one or both cases were decided in a manner unfavorable to the Corporation, such result could adversely impact the Corporation's results of operations or financial condition.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

OUTLOOK
Expectations on a consolidated basis for the full-year 2003 are for growth in sales, with growth rates in the low- to mid-single digits, depending on the timing and pace of the economic recovery. Expectations are for growth in earnings, excluding the $15 million to $18 million restructuring charge expected to be incurred in 2003, with growth rates in the low- to mid-single digits.

CRITICAL ACCOUNTING POLICIES
The Corporation's accounting policies are described in Note 1 to the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Corporation's consolidated financial statements include estimates as to the recovery of receivables and the realization of inventories, plant and equipment, and goodwill. Significant assumptions are also used in the determination of liabilities related to pension and postretirement benefits, income taxes and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial assumptions. The Corporation re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

The Corporation believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

o Revenue Recognition. Revenues are recognized on products shipped to unaffiliated customers when the risk of loss transfers or when services are performed. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenues in the supply-chain management segment are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision.

o Goodwill. The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the first step of the transitional goodwill impairment test, which required the Corporation to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation concluded that no impairment existed at the time of adoption and, accordingly, the Corporation did not recognize any transitional impairment loss.

     The Corporation completed the annual impairment tests in the fourth quarter of 2002. This analysis is based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation determined that goodwill for one of the reporting units was impaired and, accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2.2 million.

o Retirement benefits. The Corporation has significant pension and postretirement benefit costs that are developed from actuarial valuations. The valuations reflect key assumptions regarding, among other things, discount rates, expected return on plan assets, retirement ages and years of service. Consideration is given to current market conditions, including changes in interest rates and investment returns, in making these assumptions. Changes in these assumptions will affect the amount of pension and postretirement expense recognized in future periods. The Corporation recognized pension and postretirement benefit expense of $3.5 million, $4.1 million and $3.4 million in 2002, 2001 and 2000, respectively.

     As of December 28, 2002, the Corporation's pension plans had benefit obligations of $128.2 million as compared to plan assets of $101.7 million. Approximately $11.1 million of the total $26.5 million of benefit obligations in excess of plan assets is related to a non-qualified supplemental retirement plan, which is not funded. The Corporation elected to contribute approximately $12.0 million to the qualified pension plan in 2002 to maintain the funded status of the plan at a level comparable to recent years.

ACCOUNTING PRONOUNCEMENTS
During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 143 will become effective for the Corporation in 2003. Adoption of this statement is not expected to have a material impact on the Corporation's consolidated financial statements. The provisions of SFAS No. 144, which was adopted on December 30, 2001, were applied by the Corporation in the determination of certain components of the asset impairment charge recorded in 2002. The Corporation will apply the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring announced in the first quarter of 2003. Effective December 28, 2002, the Corporation made the disclosures required under SFAS No. 148.

RISK MANAGEMENT
The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At December 28, 2002, the Corporation had no outstanding borrowings against its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 1 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign-currency exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign-currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation's overall foreign-currency exchange rate exposure at December 28, 2002, a 10% change in foreign-currency exchange rates would not have had a material effect on the Corporation's financial position, net earnings or cash flows.

FORWARD LOOKING STATEMENTS
The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies (including, without limitation, earnings and performance projections) are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 36 of this Annual Report to Shareholders.

CONSOLIDATED BALANCE SHEETS
December 28, 2002, and December 29, 2001

Dollars in thousands                                       2002         2001
                                                       --------     --------
Assets
Current Assets:
   Cash and cash equivalents                           $154,836     $ 65,976
   Receivables, less reserves of $6,582
    and $7,084, respectively                            212,988      215,505
   Inventories                                           69,388       71,079
   Prepaid expenses                                       5,731        4,898
   Deferred Income taxes                                 17,207       16,158
                                                       --------     --------
                                                        460,150      373,616
Plant and Equipment:
   Land                                                   8,905        9,075
   Buildings and improvements                           146,503      136,716
   Machinery and equipment                              758,156      762,734
                                                        913,564      908,525
   Less accumulated depreciation                       (635,593)    (583,541)
                                                        277,971      324,984
Other Assets                                              4,403       25,645
Goodwill                                                 62,740       63,801
                                                       --------     --------
                                                       $805,264     $788,046
Liabilities and Shareholders' Investment
Current Liabilities:
   Accounts payable                                    $102,635      $98,391
   Accrued salaries and wages                            36,258       32,218
   Other accrued liabilities                             27,512       28,226
   Current maturities of long-term debt                  19,377       25,915
                                                       --------     --------
                                                        185,782      184,750
Non-current Liabilities:
   Long-term debt                                       111,489      130,981
   Deferred income taxes                                 13,679       21,080
   Other liabilities                                     41,201       43,957
                                                       --------     --------
                                                        166,369      196,018
Commitments and Contingencies (Notes 6 and 9)
Shareholders' Investment:
   Preferred stock                                           --           --
   Common stock (28,503,446 and 27,874,263
    shares issued, respectively)                          2,850        2,787
   Amount in excess of par value of stock                20,003        3,366
   Accumulated other comprehensive loss                  (2,126)     (10,914)
   Treasury stock, at cost (3,256,400 and
    3,144,400 shares, respectively)                     (70,175)     (66,814)
   Retained earnings                                    502,561      478,853
                                                        453,113      407,278
                                                       --------     --------
                                                       $805,264     $788,046

CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000


Dollars in thousands                         2002         2001         2000
(except earnings per share)               ----------   ----------   ----------

Net sales                                 $1,366,457   $1,457,935   $1,537,729
Cost of goods sold                         1,062,968    1,159,822    1,227,254
Gross Earnings                               303,489      298,113      310,475
Selling and administrative expenses          195,046      189,704      195,682
Asset impairment charge                       26,800           --           --
Earnings from Operations                      81,643      108,409      114,793
Interest expense                             (11,343)     (13,720)     (16,754)
Write-off of investment                           --      (12,500)          --
Other income (expense), net                    1,501            8       (1,396)
Earnings Before Income Taxes                  71,801       82,197       96,643
Provision for income taxes                    28,002       32,200       37,900
Net Earnings                                $ 43,799     $ 49,997     $ 58,743
Basic Earnings Per Share of
 Common Stock                                 $ 1.74       $ 2.03       $ 2.35
Diluted Earnings Per Share
 of Common Stock                              $ 1.71       $ 2.01       $ 2.35


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Dollars in thousands                                 2002        2001        2000
                                                   --------    --------    --------
Cash Flows from Operating Activities
Net earnings                                       $ 43,799    $ 49,997    $ 58,743
Adjustments to reconcile net earnings
 to cash provided by operating
 activities, net of acquisitions
   Depreciation and amortization                     78,430      75,378      75,744
   Deferred income taxes                             (8,450)     (3,114)      4,217
   Asset impairment charge                           26,800          --          --
   Restructuring charges paid                        (1,086)     (1,318)     (5,153)
   Write-off of investment                               --      12,500          --
   Change in assets and liabilities,
    net of effects of acquisitions
     Decrease (increase) in receivables               2,517      33,170    (25,532)
     Decrease (increase) in inventories               1,691      37,030    (19,191)
     Decrease (increase) in prepaid expenses           (833)        738       1,424
     Decrease (increase) in other assets             (3,146)     (2,374)      1,711
    (Decrease) increase in accounts payable
     and accrued liabilities                          7,235     (24,798)     37,352
     Other, net                                       1,317       1,434      (3,358)
                                                   --------    --------    --------
Cash provided by operating activities               148,274     178,643     125,957

Cash Flows from Investing Activities
Capital expenditures                                (30,785)    (50,169)    (80,548)
Proceeds from sale of plant and equipment             4,685       1,771       1,689
Business acquisitions, net of cash acquired              --          --     (11,547)
Other                                                (1,331)     (2,574)    (13,951)
Cash used for investing activities                  (27,431)    (50,972)   (104,357)

Cash Flows from Financing Activities
Payments on short-term debt, net                         --     (46,863)    (45,636)
Proceeds from issuance of long-term debt                 --          --      70,000
Payments on long-term debt                          (26,030)    (30,811)     (6,924)
Proceeds from exercise of stock options              13,487       3,339          43
Dividends paid                                      (16,079)    (15,020)    (15,050)
Repurchase of common stock                           (3,361)         --     (24,024)
Cash used for financing activities                  (31,983)    (89,355)    (21,591)

Net increase in cash and cash equivalents            88,860      38,316           9
Cash and cash equivalents at beginning of year       65,976      27,660      27,651
Cash and cash equivalents at end of year           $154,836    $ 65,976    $ 27,660

Cash payments for
   Interest, net of amount capitalized             $ 11,492    $ 13,392    $ 16,583
   Income taxes                                      31,180      25,905      38,777

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

                                                     Amount
                                                       in
                                 Common Stock        Excess     Accumulated
                              -------------------    of Par        Other
                                Shares      Par      Value     Comprehensive   Treasury    Retained
Dollars in thousands            Issued     Value    of Stock       Loss         Stock      Earnings    Total
--------------------          ----------   ------   --------   -------------   --------    --------   --------

Balance, January 1, 2000      27,709,103   $2,771       $--       $(6,389)     $(42,790)   $400,183   $353,775
Net earnings                                                                                 58,743     58,743

Cumulative foreign-
 currency translation
 adjustments                                                       (2,575)                              (2,575)
Comprehensive income                                                                                    56,168
Cash dividends ($.60 per
 share)                                                                                     (15,050)   (15,050)
Stock options exercised            1,925                 43                                                 43
Treasury stock purchases                                                        (24,024)               (24,024)
Balance, December 30, 2000    27,711,028    2,771        43        (8,964)      (66,814)    443,876    370,912
Net earnings                                                                                 49,997     49,997
Cumulative foreign-
 currency translation
 adjustments                                                       (1,950)                              (1,950)
Comprehensive income                                                                                    48,047
Cash dividends ($.61 per
 share)                                                                                     (15,020)   (15,020)
Stock options exercised          163,235       16     3,323                                              3,339
Balance, December 29, 2001    27,874,263    2,787     3,366       (10,914)      (66,814)    478,853    407,278
Net earnings                                                                                 43,799     43,799
Cumulative foreign-
 currency translation
 adjustments                                                        8,788                                8,788
Comprehensive income                                                                                    52,587
Cash dividends ($.64 per
 share)                                                                                     (20,091)   (20,091)
Stock options exercised          628,742       63    16,624                                             16,687
Treasury stock purchases                                                         (3,361)                (3,361)
Other                                441                 13                                                 13
Balance, December 28, 2002    28,503,446   $2,850   $20,003       $(2,126)     $(70,175)   $502,561   $453,113

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

1
SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

BUSINESS

The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. The Corporation also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 2002, 2001, or 2000.

YEAR - END

The Corporation reports its results of operations on a 52/53 week year ending on the Saturday closest to December 31. Operations included 52 weeks in 2002, 2001 and 2000.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

The Corporation recognizes revenue at the time products are shipped, risk of loss transfers or as services are performed. Most products are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory. The Corporation recognizes as revenue shipping and handling fees billed to customers and the corresponding cost is included in cost of goods sold.

FOREIGN CURRENCY TRANSLATION

For all subsidiaries outside the United States, with the exception of the Netherlands and Mexico operations, the Corporation uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Netherlands and Mexico operations use the U.S. dollar as the functional currency. Gains and losses from foreign currency transactions are included in net earnings.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments, with maturities of less than 90 days at the date of purchase, to be cash equivalents. The cost of these investments, which are considered as "available for sale" for financial reporting purposes, approximates fair value at December 28, 2002, and December 29, 2001. There were no realized gains or losses on these investments during 2002, 2001 and 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximated fair value as of December 28, 2002, and December 29, 2001, due to the short maturities of these instruments. Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 28, 2002, and December 29, 2001, including current maturities, was estimated to be $153,769,000 and $176,047,000, respectively.

INVENTORIES

Inventories are stated at the lower of cost, using the first-in, first-out method, or market. Inventories include material, labor and manufacturing overhead. Inventories at December 28, 2002, and December 29, 2001, were as follows:

----------------------------------------    --------------    --------------
Dollars in thousands                              2002              2001
----------------------------------------    --------------    --------------
Raw materials and supplies                      $30,477           $38,432
----------------------------------------    --------------    --------------
Work-in-progress and finished goods              38,911            32,647
----------------------------------------    --------------    --------------
Inventories                                     $69,388           $71,079
----------------------------------------    --------------    --------------


PLANT AND EQUIPMENT

Plant and equipment are stated at cost and depreciated over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax reporting purposes. Leasehold improvements are amortized over the term of the leases on a straight-line basis. The range of useful lives for financial reporting is 15 to 30 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

CAPITALIZED INTEREST

The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. Total interest incurred was $11,509,000 in 2002, $15,386,000 in 2001, and
$17,919,000 in 2000 of which $166,000, $1,666,000 and $1,165,000 was capitalized in 2002, 2001 and 2000, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Corporation capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for that product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis over the estimated useful life of the software. At December 28, 2002, the Corporation determined that the capitalized software costs were not realizable based on the projected undiscounted cash flows of the related product. Accordingly, the unamortized balance at December 28, 2002, of $9,843,000 was written-off and is included in the asset impairment charge described in Note 11. The unamortized balance at December 29, 2001, of $11,058,000 was included in other assets.

GOODWILL

The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the first step of the transitional goodwill impairment test, which requires the Corporation to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation concluded that no impairment existed at the time of adoption, and, accordingly, the Corporation did not recognize any transitional impairment loss.

The Corporation completed the annual impairment tests in the fourth quarter of 2002. This analysis is based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation determined that goodwill for one of the reporting units was impaired and accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2,241,000. Accumulated amortization of goodwill totaled $17,920,000 as of December 29, 2001.

ENVIRONMENTAL COSTS

The Corporation accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. The accruals are adjusted as facts and circumstances change.

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Weighted average common shares for computation of basic earnings per share were 25,227,990; 24,659,129; and 24,955,750 in 2002, 2001 and 2000, respectively. Weighted average common and common equivalent shares for computation of diluted earnings per share were 25,565,826; 24,857,239; and 24,980,228, in 2002, 2001 and 2000,
respectively.

The shares outstanding used to compute diluted earnings per share for 2002, 2001 and 2000 excluded outstanding options to purchase 196,000; 268,883; and 1,863,037 shares of common stock, respectively, with weighted-average exercise prices of $35.20, $26.64 and $24.75, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

STOCK-BASED COMPENSATION

The Corporation has one stock-based employee compensation plan (see Note 8). SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plans. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Corporation's pro forma net earnings and earnings per share would have been as follows:

Dollars in thousands, except per share amounts       2002      2001      2000
                                                    -------   -------   -------
Net earnings
As reported                                         $43,799   $49,997   $58,743
Deduct: Total stock-based employee
 compensation expense determined under
 fair value-based method, net of tax                  2,652     2,306     2,258
Pro forma                                           $41,147   $47,691   $56,485
Earnings per share:
As reported:
   Basic                                             $ 1.74    $ 2.03    $ 2.35
   Diluted                                             1.71      2.01      2.35
Pro forma
   Basic                                             $ 1.63    $ 1.93    $ 2.26
   Diluted                                             1.61      1.92      2.26

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weightedaverage assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.9%, 5.2% and 5.9%; expected dividend yields of 1.9%, 2.3% and 2.9%; expected lives of 6.0 years; expected volatility of 30%, 35% and 35%. The weighted average fair value of the options granted in 2002, 2001 and 2000 was $7.84, $6.77 and $5.12, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into foreign currency forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those contracts are adjusted to fair value with the gain or loss reflected in operations. For each of the three years presented, the gain or loss recognized on these contracts was not material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 143 will become effective for the Corporation on January 1, 2003. Adoption of this statement is not expected to have a material impact on the Corporation's consolidated financial statements. The provisions of SFAS No. 144, which was adopted on December 30, 2001, were applied by the Corporation in the determination of certain components of the asset impairment charge described in
Note 11. The Corporation will apply the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring described in Note 14. Effective December 28, 2002, the Corporation made the disclosures required under SFAS No. 148.

2
ACQUISITIONS AND INVESTMENTS

During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc. ("Xyan.com"), a start-up Internetenabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12.5 million ($7.5 million, after tax) in 2001.

In May 2000, the Corporation acquired Southeastern Color Graphics ("Southeastern") for approximately $11.5 million in cash plus the assumption of approximately $8.0 million in debt. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets acquired by $6.3 million. The acquisition was accounted for as a purchase. The operating results of Southeastern have been included in the consolidated statements of earnings since the date of acquisition.

3
GOODWILL

Changes in the carrying amount of goodwill by segment during the year ended December 28, 2002, consist of the following (dollars in thousands):

                                            Supply-Chain
                                 Printing    Management    Healthcare     Total
                                 --------   ------------   ----------   --------
Balance at December 29, 2001     $37,743       $4,444       $21,614     $63,801
Translation adjustments for
 goodwill denominated in
 foreign currencies                             1,180                     1,180
Impairment charge (see Note 1)    (2,241)                                (2,241)
Balance at December 28, 2002     $35,502       $5,624      $ 21,614     $62,740


As required by SFAS No. 142, the results of operations for periods prior to its adoption have not been restated. The following table reconciles reported net earnings and earnings per share to pro forma net earnings and earnings per share that would have resulted for the years ended December 29, 2001, and December 30, 2000, if SFAS No. 142 had been adopted on January 2, 2000 (dollars in thousands, except per share amounts):

                                                    2001             2000
                                                  -------          -------

Reported net earnings                             $49,997          $58,743
Goodwill amortization                               1,827            1,678
Pro forma net earnings                            $51,824          $60,421
Basic earnings per share
   Reported net earnings                           $ 2.03           $ 2.35
   Goodwill amortization                              .07              .07
   Pro forma basic earnings per share              $ 2.10           $ 2.42

Diluted earnings per share
   Reported net earnings                           $ 2.01           $ 2.35
   Goodwill amortization                              .07              .07
   Pro forma diluted earnings per share            $ 2.08           $ 2.42


4
SHORT-TERM DEBT

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At December 28, 2002, the Corporation had short-term credit facilities totaling $108 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $3 million is secured credit facilities denominated in Euros and Pounds Sterling, which can be used to finance the Corporation's European operations. At December 28, 2002, and December 29, 2001, the Corporation had no short-term borrowings outstanding. The Corporation did not have any short-term borrowings during 2002. The maximum short-term borrowings during 2001 totaled $55.2 million. The average outstanding borrowings during 2001 were $21.3 million at a weighted-average interest rate of 5.2%.

5
LONG-TERM DEBT

Long-term debt consists of the following:

Dollars in thousands                          Maturities     2002       2001
                                              ----------   --------   --------
Promissory Notes
8.05%                                          2003-2005   $ 37,500   $ 50,000
6.81%                                          2004-2010     35,000     35,000
7.98%                                          2003-2010     17,857     20,238
7.62%                                          2003-2009     15,476     17,857
7.38%                                          2005-2015     15,000     15,000
9.53%                                          2003-2005      5,455      7,273
Capital Lease Obligations at 8.75%             2003-2007        710      5,750

Industrial Revenue Bonds: Floating
 interest rate, approximating 80% of
 the prime rate                                2003-2015      3,000      3,800
Fixed rate of interest at 7.5%                      2002         --        120
Other fixed rates of interest, 6.0%
 to 9.4%                                       2003-2005        868      1,858
                                                           --------   --------
                                                            130,866    156,896
Less current maturities                                     (19,377)   (25,915)
Long-term debt                                             $111,489   $130,981

Maturities of long-term debt during the next five years are: 2003, $19,377,000; 2004, $24,622,000; 2005, $25,747,000; 2006, $11,428,000; and 2007, $11,258,000.

The Promissory Notes contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all debt covenants at December 28, 2002.

One of the Promissory Notes restricts the payment of dividends. As of December 28, 2002, $105,818,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

6
CONTINGENCIES

The Corporation is a defendant in an action commenced by the creditors' committee in the Xyan.com bankruptcy matter. The claim relates to transactions that occurred in 2001 in which the Corporation acquired certain assets from Xyan.com. The creditors' committee is currently seeking recovery of approximately $4 million to $6 million. The Corporation is also involved in litigation relating to its proposed acquisition of Singapore-based Mentor Media Ltd. (Mentor). The Corporation in June 2002 entered into agreements to acquire Mentor for approximately $70 million. The Corporation has filed an action in Singapore seeking to terminate these agreements based on misrepresentations and failure of conditions precedent. The Corporation believes that it has meritorious grounds in both cases to obtain results that are favorable to the Corporation. However, in the event that one or both cases were decided in a manner unfavorable to the Corporation, such result could adversely impact the Corporation's results of operations or financial condition.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

7
CAPITAL STOCK

The Corporation's authorized capital consists of 300,000 shares of preferred stock ($10 par value) and 75 million shares of common stock ($.10 par value).

In prior years, the Board of Directors authorized a program for the repurchase by the Corporation of up to $210 million of its common stock. Through December 28, 2002, the Corporation has purchased 5,519,400 shares of its common stock under this authority at an aggregate cost of $129,517,000. Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock are recorded as treasury stock. At December 28, 2002, the Corporation held 3,256,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

Pursuant to the Corporation's Shareholder Rights Plan, which was modified on November 5, 2001, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person or group acquiring 15% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's thencurrent exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

8
STOCK OPTIONS

At December 28, 2002, the Corporation had options outstanding or available for grant under two stock option plans - the 1995 Equity Incentive Plan and the 1991 Stock Option Plan, which has terminated except as to outstanding options. The 1995 Plan provides for the issuance of non-qualified and incentive stock options to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 Plan may be exercised up to five years after the date of the grant. Options granted under the 1995 Plan may be exercised up to ten years from the date of the grant. The plans include provisions that authorize options to be granted to non-employee Directors. At December 28, 2002, 1,503,965 shares of the Corporation's common stock were reserved for future stock option grants.

The following table summarizes activity under the stock option plans:

                                                                       Weighted
                                                                       Average
                                          Options     Price Range       Price
                                         ---------    -----------      --------
Outstanding at January 1, 2000           2,140,984     $19 - $31         $25
Granted                                    573,500       18 - 22          20
Exercised                                   (2,000)           21          21
Canceled or expired                       (327,616)      21 - 28          26
Outstanding at December 30, 2000         2,384,868       18 - 31          23
Granted                                    775,500       26 - 28          28
Exercised                                 (278,523)      18 - 28          23
Canceled or expired                        (75,668)      18 - 31          24
Outstanding at December 29, 2001         2,806,177       18 - 31          25
Granted                                    755,500       29 - 37          35
Exercised                                 (744,776)      18 - 28          23
Canceled or expired                        (81,666)      18 - 31          26
Outstanding at December 28, 2002         2,735,235     $18 - $37         $28


Of the options outstanding at December 28, 2002, 1,381,607 were exercisable at prices ranging from $18 to $37, at a weighted average price of $25. The balance of the options become exercisable at various times through 2005.

During 2002, 2001 and 2000, 116,034; 115,288; and 75 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

9
OPERATING LEASES

The Corporation leases certain manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $22,824,000, $22,339,000 and $18,733,000 in 2002, 2001 and 2000, respectively.
Minimum rental commitments for the years 2003 through 2007 aggregate $18,234,000, $15,480,000, $12,148,000, $9,717,000 and $8,405,000, respectively, and $29,438,000, thereafter.

As the result of a restructuring in 1999 and business decisions in subsequent years, the Corporation is obligated for lease payments for three facilities that are no longer in use. The expected costs of future lease and real estate tax payments, less any expected sub-lease income, have been included in the consolidated balance sheets and total $8,937,000 at December 28, 2002. Estimated commitments for the years 2003 through 2007 aggregate $1,492,000, $2,181,000, $2,151,000, $1,753,000 and $1,360,000, respectively.

10
EMPLOYEE BENEFIT PLANS

The Corporation and its unions have two pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded. The Corporation and its subsidiaries also provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not materially affect the Corporation's costs.


Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

                                                             Pension Benefits          Postretirement Benefits
                                                      -----------------------------    ------------------------
                                                        2002       2001       2000      2002     2001     2000
                                                      -------    -------    -------    ------   ------   ------
Service cost-benefits earned during the year          $ 6,437    $ 6,042    $ 5,431     $ 650   $1,141    $ 990
Interest cost on projected benefit obligation           7,705      7,349      6,897       697    1,032      879
Expected return on plan assets                        (10,972)   (10,814)   (10,027)       --       --       --
Amortization of prior service cost                        267        448        448        26       26       26
Amortization of transition obligation (asset)            (207)      (346)      (394)      255      255      255
Amortization of net gain                               (1,041)    (1,014)    (1,068)     (308)       --     (29)
Net pension and other benefits expense                $ 2,189    $ 1,665    $ 1,287    $1,320   $2,454   $2,121

Significant assumptions used in determining net pension and postretirement benefits expense for the Corporation's plans are as follows:

                                Pension Benefits         Postretirement Benefits
                               --------------------      -----------------------
                               2002    2001    2000       2002    2001    2000
                               ----    ----    ----       ----    ----    ----
Discount rate                  7.25%   7.50%   7.75%      7.25%   7.50%   7.75%
Expected rate of increase
 in compensation                4.0     4.0     4.0         --      --      --
Expected long-term rate
 of return on plan assets       9.0     9.5     9.5         --      --      --


All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $11,063,000 and $7,605,000 in 2002, respectively, and $11,715,000 and $8,873,000 in 2001, respectively. Plan assets for the qualified plans include commingled funds, marketable equity securities, and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 6.75% at December 28, 2002, and 7.25% at December 29, 2001:

                                        Pension Benefits       Postretirement
                                                                  Benefits
                                      --------------------    -----------------
Dollars in thousands                    2002        2001       2002      2001
                                      --------    --------    -------   -------
Change in benefit obligation
   Benefit obligation at
    beginning of year                 $113,113    $103,419    $16,438   $13,606
   Service cost                          6,437       6,042        650     1,141
   Interest cost                         7,705       7,349        697     1,032
   Change in assumptions                 5,766         763     (5,572)    1,104
   Participants' contributions              --          --        490       442
   Plan amendments                        (34)          --         --        --
   Benefits paid                        (4,807)     (4,460)    (1,085)     (887)
Benefit obligations at end of year     128,180     113,113     11,618    16,438
Change in plan assets
   Fair value of plan assets at
    beginning of year                  109,354     116,528         --        --
   Actual return on plan assets        (14,850)     (3,072)        --        --
   Employer contributions               11,963         358        595       445
   Participants' contributions              --          --        490       442
   Benefits paid                        (4,807)     (4,460)    (1,085)     (887)
Fair value of plan assets at
 end of year                           101,660     109,354         --        --
Plan assets less than benefit
 obligation                             26,520       3,759     11,618    16,438
Unrecognized net actuarial
  gain (loss)                          (24,877)      7,753      5,266         2
Unrecognized prior-service cost         (1,576)     (1,877)      (376)     (402)
Unrecognized net asset (obligation)         --         207     (2,545)   (2,800)
Adjustment required to recognize
 minimum liability                          --       1,200         --        --
Accrued pension and postretirement
 benefit cost (included in other
 non-current liabilities)                 $ 67    $ 11,042    $13,963   $13,238

Approximately 28% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,453,000, $2,406,000 and $2,406,000 in 2002,
2001 and 2000, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contracts. The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2002, 2001 and 2000 were $3,023,000, $2,779,000 and $2,863,000, respectively.

11
ASSET IMPAIRMENT CHARGE

In the fourth quarter of 2002, the Corporation recorded a non-cash asset impairment charge of $26.8 million ($16.4 million, after tax). The impairment charge included a reduction in the asset carrying value of the Corporation's digital content management software product of $9.8 million based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million write-off of the investment in and advances to Banta G. Imagen S. de R.
L. de C.V., a Mexican joint venture based in Queretaro, Mexico. The 50% equity interest was acquired in July of 1999. Recent market conditions have significantly reduced sales and profitability for this venture, and the Corporation has decided to no longer support the operating needs of the joint venture. The remaining components of the impairment charge include a $3.9 million reduction in the carrying value of assets held for sale in the print sector, a $2.2 million goodwill impairment charge and updated assessments on other long-lived assets.

12
INCOME TAXES

The provision for income taxes consists of the following:

Dollars in thousands                        2002         2001         2000
                                          -------      -------      -------
Current
   Federal                                $28,744      $26,853      $24,881
   State                                    4,390        5,226        6,577
   Foreign                                  3,318        3,235        2,225
                                           36,452       35,314       33,683
Deferred                                   (8,450)      (3,114)       4,217
Provision for income taxes                $28,002      $32,200      $37,900

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

                                                2002         2001        2000
                                               ------       ------      ------
Statutory federal income tax rate               35.0%        35.0%       35.0%
Foreign income tax rate differential            (3.9)        (4.1)       (1.5)
State and local income taxes, less
 applicable federal tax benefit                  4.5          4.5         4.7
Amortization of nondeductible goodwill            --          0.6         0.5
Other, net                                       3.4          3.2         0.5
Effective income tax rate                       39.0%        39.2%       39.2%

Temporary differences that give rise to the deferred tax assets and liabilities at December 28, 2002, and December 29, 2001, are as follows:

Dollars in thousands                                    2002          2001
                                                     ---------     ---------
Net current deferred tax assets
   Vacation accrual                                   $  3,920      $  3,615
   Other accrued liabilities                             9,803         8,207
   Reserve for uncollectible accounts                    1,962         2,510
   Other                                                 1,522         1,826
                                                      --------      --------
Net current deferred tax assets                       $ 17,207      $ 16,158

Net long-term deferred tax liabilities
   Accelerated depreciation                           $(23,522)     $(28,010)
   Deductible goodwill amortization                     (2,160)       (1,512)
   Accrued pension cost                                    714         4,426
   Accrued postretirement benefit cost                   5,731         5,423
   Deferred compensation                                 3,413         3,179
   Other                                                 2,145        (4,586)
                                                      --------      --------
Net long-term deferred tax liabilities                $(13,679)     $(21,080)

No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $50,615,000 at December 28, 2002, and are considered permanently invested.

The non-United States component of income before income taxes was $17,571,000, $20,996,000 and $10,260,000 in 2002, 2001 and 2000, respectively.

13
SEGMENT INFORMATION

The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including catalogs, publications, product brochures, literature management, educational materials and e-business services. The supply chain management segment provides a wide range of outsourcing capabilities to some of the world's largest technology, pharmaceutical and medical device companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare business produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in Note 1 Significant Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2002, 2001 and 2000 are as follows:

Dollars in thousands                      2002           2001           2000
                                       ----------     ----------     ----------
Net sales
Printing                                $ 977,282     $1,009,047     $1,100,213
Supply-chain management                   292,582        345,865        335,772
Healthcare                                 96,593        103,023        101,744
                                       ----------     ----------     ----------
Total                                  $1,366,457     $1,457,935     $1,537,729

Depreciation and amortization
Printing                                 $ 59,133       $ 59,447       $ 60,942
Supply-chain management                    14,066          9,732          8,379
Healthcare                                  3,725          4,749          4,688
                                       ----------     ----------     ----------
Total(1)                                 $ 76,924       $ 73,928       $ 74,009

Earnings from operations
Printing                                 $ 88,033       $ 93,778      $ 106,196
Supply-chain management                    27,754         24,683         20,698
Healthcare                                 10,254          9,549          7,243
                                       ----------     ----------     ----------
Total(1)                                $ 126,041      $ 128,010      $ 134,137

Total assets
Printing                                $ 501,553      $ 530,769      $ 604,454
Supply-chain management                   141,920        151,867        163,046
Healthcare                                 56,848         66,596         74,054
                                       ----------     ----------     ----------
Total(1)                                $ 700,321      $ 749,232      $ 841,554

Capital expenditures
Printing                                 $ 20,625       $ 41,146       $ 65,264
Supply-chain management                     4,640          5,933         11,421
Healthcare                                    427          1,616          1,430
                                       ----------     ----------     ----------
Total(1)                                 $ 25,692     $ 48,695 $         78,115

(1) Difference between segment total and the total included in the consolidated financial statements are unallocated corporate headquarter amounts.


The following table presents a reconciliation of certain segment information to the totals contained in the consolidated financial statements:

Dollars in thousands                         2002           2001           2000
                                       ----------     ----------     ----------
Earnings from operations
Reportable segment earnings              $126,041       $128,010       $134,137
Unallocated corporate expenses            (17,598)       (19,601)       (19,344)
Asset impairment charge                   (26,800)            --             --
Interest expense                          (11,343)       (13,720)       (16,754)
Write-off of investment                        --        (12,500)            --
Other income (expense)                      1,501              8         (1,396)
Earnings before income taxes             $ 71,801       $ 82,197       $ 96,643

Total assets
Reportable segment assets                $700,321       $749,232       $841,554
Intergroup receivable                        (206)          (330)          (378)
elimination
Unallocated corporate assets              105,149         39,144         13,348
Total assets                             $805,264       $788,046       $854,524

Summarized geographic data for the Corporation's operations for 2002, 2001 and 2000 are as follows (net sales are attributed to countries primarily based on location of operation):

Dollars in thousands                         2002           2001           2000
                                       ----------     ----------     ----------
Net sales
United States                          $1,161,287     $1,244,783     $1,358,233
Ireland                                   107,871        105,368         89,467
Other foreign countries                    97,299        107,784         90,029
                                       ----------     ----------     ----------
                                       $1,366,457     $1,457,935     $1,537,729
Assets
United States                           $ 665,462      $ 678,322      $ 758,512
Ireland                                    83,306         71,240         50,705
Other foreign countries                    56,496         38,484         45,307
                                       ----------     ----------     ----------
                                        $ 805,264      $ 788,046      $ 854,524

14
SUBSEQUENT EVENT

On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management segment. The plan, which will be implemented in 2003, will consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. The plan will involve a pre-tax charge totaling $15 million to $18 million, the majority of which is expected in the second and third quarters of 2003.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following table presents financial information by quarter for the years 2002 and 2001.

Dollars in         Quarter Ended March    Quarter Ended June     Quarter Ended September    Quarter Ended December
thousands          -------------------    -------------------    -----------------------    ----------------------
(except per
share data)          2002       2001        2002       2001          2002       2001           2002       2001
                   --------   --------    --------   --------      --------   --------       --------   --------
Net sales          $332,773   $372,777    $333,457   $337,396      $352,076   $376,615       $348,151   $371,147
Gross earnings       68,892     67,396      73,620     71,940        82,050     78,444         78,927     80,333
Net earnings         10,488     2,6321      13,380     12,471        19,539     18,748           3922     16,146
Basic earnings
 per share              .42       .111         .53        .51           .77        .76           .022        .65
Diluted earnings
 per share              .41       .111         .52        .50           .76        .75          .022.         65

(1)  First quarter 2001 results of operations include a non-cash write-off of the investment in XYAN.com of $7.5 million, after tax ($.30 per common share).

(2)  Fourth quarter 2002 results of operations include an asset impairment charge of $16.3 million, after tax ($.64 per common share).

DIVIDEND RECORD AND MARKET PRICES

                              First     Second    Third     Fourth    Entire
Per Share of Common Stock     Quarter   Quarter   Quarter   Quarter    Year
                              -------   -------   -------   -------   -------
2002 dividends paid             $ .16     $ .16     $ .16     $ .16     $ .64
Price range
   High                       $ 35.38   $ 38.91   $ 37.54   $ 35.90   $ 38.91
   Low                          29.45     32.35     29.48     29.30     29.30
2001 dividends paid             $ .15     $ .15     $ .15     $ .16     $ .61
Price range
   High                        $27.39   $ 29.68    $30.92   $ 30.23   $ 30.92
   Low                          22.93     24.43     25.31     26.80     22.93

The stock prices listed above are the high and low trades. As of January 27, 2003, the Corporation had 1,812 shareholders of record.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF BANTA CORPORATION:
We have audited the accompanying consolidated balance sheet of Banta Corporation (the Corporation) as of December 28, 2002, and the related consolidated statements of earnings, shareholders' investment and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Corporation as of December 29, 2001 and for each of the two fiscal years in the period then ended were audited by other auditors who have ceased operations and whose report dated January 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation at December 28, 2002, and the consolidated results of its operations and its cash flows for the fiscal year ended December 28, 2002,in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for goodwill effective December 30, 2001.

As discussed above, the financial statements of the Corporation as of December 29, 2001, and for each of the two fiscal years in the period then ended were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets, which was adopted by the Corporation as of December 30, 2001. Our audit procedures with respect to the disclosures in Note 3 with respect to fiscal 2001 and 2000 included (a) agreeing the previously reported net earnings to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Corporation's underlying records obtained from management, and
(b) testing the mathematical accuracy of the reconciliation of pro forma net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for fiscal 2001 and 2000 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 and 2000 financial statements of the Corporation other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 and 2000 financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
January 27, 2003

Note: This is a copy of the audit report previously incorporated by reference or issued by Arthur Andersen LLP ("Andersen") in connection with the Banta Corporation Form 10-K filing for the fiscal year ended December 29, 2001. The inclusion of this previously issued Andersen report is pursuant to the "Temporary Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the U.S. Securities and Exchange Commission in March 2002. Note that this previously issued Andersen report includes references to certain fiscal years, which are not required to be presented in the accompanying consolidated financial statements as of and for the years ended December 28, 2002 and December 29, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K.



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