Form 10-K, Exhibit 13
period 2005-01-01
BANTA CORP
filed 2005-03-17
CIK 9801

Management’s Discussion & Analysis

Overview

Banta Corporation (the “Corporation”) operates in three business segments, printing services, supply-chain management services and healthcare products. The Corporation’s printing services segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers. Products and services in this segment include books, catalogs, publications, product brochures, literature management services, educational materials and e-business services. The Corporation’s global supply-chain management services segment provides a wide range of outsourcing capabilities, primarily to some of the world’s largest technology companies. Services in this segment range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution. The Corporation’s healthcare segment whose sale was announced February 14, 2005, produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

Results for 2004 included the following:

•	Revenue up 7% over the prior year, with increases in all segments.
•	Record levels of net earnings and diluted earnings per share.
•	Improved profitability in the printing services segment, particularly in the catalog and direct marketing operating units.
•	Continued excellent performance in the supply-chain management services segment.
•	A difficult year for the healthcare products segment, with revenue slightly higher than in 2003 and operating earnings down based primarily on higher raw material costs.

Revenue for 2004 was $1.52 billion, a 7% increase from prior-year revenue of $1.42 billion. Operating earnings in 2004 increased by 34% over the prior year, which included special charges of $21.6 million. The Corporation’s net earnings were $68.0 million for 2004, 46% higher than the $46.6 million reported in 2003. Diluted earnings per share were $2.67 in 2004 compared with $1.81 in the prior year.

The printing services segment accounted for approximately 66% of the Corporation’s total revenue in 2004. The key factors monitored by management in this segment include:

•	Economic conditions in the United States, particularly advertising and promotional spending. Advertising and promotional spending directly impacts three of the four operating units in this segment: direct marketing, publications and catalogs. Key indicators in this area include capital spending by businesses, general advertising spending and advertising pages printed, which are tracked by several publishing organizations. Improving economic conditions in 2004, leading to increases in advertising spending and advertising pages printed, contributed to revenue growth in the printing services segment of 5% over the prior year and significantly improved profitability.
•	The impact of internal initiatives to improve profitability, including the results of the prior-year restructuring activity. In 2005, management expects to focus on a number of initiatives, primarily plant productivity and raw material utilization.
•	The level of educational spending in the United States, which directly impacts the book operating unit. Educational spending is dependent on both the general level of budgetary appropriations for educational materials by state and local governments, and the rate of adoption of new materials. Educational spending and adoptions were flat in 2004 compared with 2003. This was reflected in a slower revenue growth rate in the book operating unit than in the printing services segment as a whole. Both spending and adoptions are expected to increase in 2005.
•	Trends in outsourcing non-core activities by the Corporation’s existing or potential customers, which impact revenue in the Corporation’s literature management programs. Increased outsourcing activity has resulted in higher revenue for the Corporation’s literature management programs in recent years.
•	Trends in foreign sourcing of printed materials. To date, these trends have not had a significant impact on revenue.

•	Paper pricing, which has had a significant impact on the printing services segment in prior years. Paper prices are influenced by world pulp prices, capacity utilization in the worldwide paper industry and the value of the dollar in comparison to other currencies. Paper prices increased by an average of 4% in 2004 and decreased by 2% in 2003. The cost of paper, when supplied by the Corporation, is passed through to the customer. As a result, increased paper prices in 2004 had a modest positive impact on revenues, estimated to be approximately one-third of the 5% increase in revenue. The Corporation made strategic decisions to buy paper for certain customers in advance of several paper price increases during 2004, including near the end of the fourth quarter, resulting in higher raw materials inventory at year-end.

The supply-chain management services segment accounted for approximately 27% of the Corporation’s revenue in 2004. The key factors monitored by management in this segment include:

•	The performance of the segment’s significant customers. These customers primarily sell computer hardware, consumer software, and communications and networking equipment. The Corporation provides a customized service to each customer and makes significant commitments in technology and location of facilities. Performance by these customers, and the continuation of these relationships, has a significant impact on this segment. Continued strong performance by these customers in 2004 was reflected in the increased revenue in this segment.
•	The general level of spending within the economy on technology, and the mix of that spending. Spending in this sector of the economy continued to increase during 2004, and was reflected in the increased revenue in this segment.
•	Trends in outsourcing non-core activities by the Corporation’s existing or potential customers. Increased outsourcing activity resulted in higher revenue in this segment in recent years.
•	Component material prices, since customer demand for improved pricing may be partially satisfied by reducing the costs of materials acquired for inclusion in finished products.

The healthcare segment accounted for approximately 7% of the Corporation’s revenue in 2004. The key factors monitored by management in this segment include revenue growth of major healthcare products distributors, raw material prices and the general trend in healthcare spending.

Revenue

2004 compared with 2003

Printing services segment revenue of $1.01 billion for 2004 was $50 million, or 5%, higher than the prior-year total of $959 million. The increase in revenue was the result of the paper price increases discussed above as well as revenue increases of 20% in the direct marketing operating unit and 8% in the publications operating unit.

Revenue for the printing services segment operating units in 2004 and 2003, as a percent of total printing services segment revenue, was as follows:

	2004	2003
Book	43%	43%

Catalog	14	16

Direct Marketing	21	19

Publications	20	20

Other	2	2

	100%	100%

Book operating unit revenue for 2004 was approximately 4% higher than the prior year due primarily to increased revenue in literature management services. Catalog operating unit revenue decreased by 10% in 2004. Approximately 45% of the decrease was related to revenue that was transferred to other Banta plants as a result of the 2003 restructuring activity. The remaining decrease was due to lost capacity following the closure of one of the two facilities in this operating unit during the 2003 restructuring activity. Revenue for the direct marketing operating unit was approximately 20% above the level of the prior year due to increased sales in advertising and promotional material, particularly related to increased volume of printed direct mail, and increased sales of in-line, custom personalized marketing materials that are printed in this operating unit. In the publications operating unit, revenue increased by 8% primarily as a result of the Corporation increasing its market share within the magazine printing market. Despite the competitive operating environment and a high incidence of magazine title attrition within the magazine printing market, this operating unit increased the number of magazines it prints by approximately 220 titles in 2004.

Supply-chain management services segment revenue was $412 million in 2004, an increase of 15% from 2003. Of this increase, $22 million resulted from favorable changes in foreign currency exchange rates. The remaining increase was the result of continued strong levels of consumer spending on technology and increased outsourcing of non-core activities. Both factors drove the significant increase in demand for products and services by the Corporation’s major technology customers.

The Corporation has a contract with Hewlett-Packard Company that runs through 2005, subject to one-year extensions pursuant to an evergreen provision. Pursuant to this evergreen clause, the contract has been extended through 2005. Revenue from Hewlett-Packard Company under this agreement totaled approximately $134 million in 2004 and $133 million in 2003. The loss of this contract could have a material adverse impact on the Corporation’s financial results.

Healthcare segment revenue for 2004 of $101 million increased by 1% compared with 2003 results.

2003 compared with 2002

Printing services segment revenue of $959 million for 2003 was $18 million, or 2%, lower than the prior-year total of $977 million. The decrease in printing services segment revenue was related to economic trends in the printing industry, including reduced educational spending, and lower advertising and promotional spending. Several of the Corporation’s major print customers chose to supply their own paper in 2003, which further reduced revenue since the cost of paper, when supplied by the Corporation, is passed through to the customer. In addition, printing services segment revenue continued to be impacted by a very competitive pricing climate resulting from excess capacity in the industry.

Revenue for the printing services segment operating units in 2003 and 2002, as a percent of total printing services segment revenue, was as follows:

	2003	2002
Book	43%	44%

Catalog	16	17

Direct Marketing	19	19

Publications	20	18

Other	2	2

	100%	100%

Book operating unit revenue for 2003 was approximately 2% lower than the prior year due to a few major customers who supplied their own paper and lower educational spending. The direct sourcing of paper by customers accounted for approximately 65% of the decrease in net revenue from 2002 to 2003. The remaining decrease was the result of delayed spending on educational materials because of reduced state budget appropriations, and fewer adoptions of new educational materials.

Catalog operating unit revenue decreased by 6% in 2003. Approximately 45% of the decrease was related to sales that were transferred to other Banta plants as a result of the restructuring activity in 2003. The remaining decrease was due to lost capacity following the closure of one of the two facilities in this operating unit during the 2003 restructuring activity. Sales of direct marketing materials were approximately 4% below the levels of the prior year due to reduced advertising and promotional spending and very competitive pricing in the commercial print market. In the publications operating unit, revenue increased by 9%, primarily result of increased market share. Despite the competitive operating environment and the high incidence of magazine title attrition within the magazine market, the Corporation in 2003 increased the number of magazines it prints to over 925 titles.

Supply-chain management services segment revenue was $359 million in 2003, an increase of 23% from 2002. Of this increase, $19 million was related to the increased value of local currencies in comparison to the dollar. The remaining increase was the result of a recovery in technology spending in 2003 and increased outsourcing of non-core activities, which drove the significant increase in demand for products and services by the Corporation’s major technology customers.

Healthcare segment revenue for 2003 of $100 million was 4% above the prior year, primarily as a result of increased sales to several large distributors of healthcare products.

Earnings from Operations

2004 compared with 2003

Earnings from operations for 2004 were $109.1 million, an increase of 34% compared with the prior year. Of this increase, 80% was a result of the Corporation having no special charges in 2004. Special charges, which are discussed in more detail below, were $21.6 million in 2003. Gross margin on a corporatewide basis decreased to 21.3% in 2004 from 21.5% in 2003 as a result of decreased gross margin in 2004 in both the supply-chain management services and healthcare segments. Gross margin for the printing services segment improved in 2004 compared with the prior year. Explanations for changes in gross margin are described below in the discussion of earnings from operations.

Printing services segment earnings from operations for 2004 were $79.1 million, 45% higher than the prior year’s $54.7 million. Operating margin for the printing services segment was 7.8% for 2004 compared with 5.7% during 2003. Restructuring charges of $12 million were included in the 2003 results. Excluding the impact of the special charges, the increase in 2004 printing services segment operating earnings was primarily the result of improved results in the catalog and direct marketing operating units. The operating earnings for the catalog operating unit increased significantly in 2004, primarily as the result of the restructuring activity in 2003. Operating earnings also increased for the direct marketing operating unit, primarily due to increased demand and pricing for in-line, custom personalized marketing materials.

Earnings from operations for the supply-chain management services segment increased to $46.7 million in 2004 from $35.8 million in 2003, and operating margin increased to 11.3% compared with 10.0% in the prior year. Earnings from operations were reduced during 2003 by special charges totaling $9.6 million. The absence of these charges in 2004 contributed 2.6 percentage points of improvement in operating margin. This improvement was partially offset by a lower proportion of value-added content in the product mix and continued pricing pressure from existing and new customers.

Healthcare earnings from operations for 2004 were $10.6 million compared with the prior year’s $12.1 million. Operating margin for 2004 was 10.5% compared with 12.0% for 2003. The reduction in operating margin was primarily the result of significant increases in raw material prices for paper, tissue and resin in 2004.

2003 compared with 2002

Earnings from operations for 2003 were $81.6 million, equal to the prior year. Special charges, which are discussed in more detail below, were $21.6 million in 2003 and $26.8 million in 2002. Gross margin on a corporatewide basis decreased from 22.2% in 2002 to 21.5% in 2003, due to increased pricing pressure throughout the printing services segment and additional costs incurred in the catalog operating unit during the restructuring activities. Both the supply-chain management services and healthcare segments had improved earnings from operations in 2003 compared with 2002, while the printing services segment earnings were below the prior year.

Printing services segment earnings from operations for 2003 were $54.7 million, 24% lower than the prior year’s $72 million. Operating margin for the segment was 5.7% for 2003 compared with 7.4% during 2002. Special charges were recorded in both years, $12 million in restructuring charges in 2003 and $16 million in non-cash impairment charges in 2002. Excluding the impact of the special charges, the reduction in 2003 printing services segment earnings was primarily the result of reduced operating earnings from the catalog operating unit, which were negatively impacted by the costs of relocating existing equipment and placing new equipment in service during the restructuring activity in 2003. This unit had reduced operating earnings compared to the prior year of $14 million. The remaining $7 million decrease was the result of continued pricing pressures throughout the printing services segment, particularly in the direct marketing operating unit.

Earnings from operations for the supply-chain management services segment increased to $35.8 million in 2003 compared with $27.8 million in 2002 and operating margin increased to 10.0% compared with 9.5% in the prior year. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix. Earnings from operations were reduced during 2003 by special charges totaling $9.6 million.

Healthcare earnings from operations for 2003 were $12.1 million compared with the prior year’s $10.3 million. Operating margin for 2003 was 12.0% compared with 10.6% for 2002. Improvements in operating margin were the result of improved productivity and cost-containment initiatives.

Fiscal 2003 and 2002 Special Charges

During 2003, the Corporation announced and completed a restructuring involving its consumer catalog business and a realignment of operating activities within its printing services and supply-chain management services segments. Charges incurred in the restructuring totaled $17.0 million. The objective of the plan was to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. The components of the restructuring expenses were as follows: employees’ severance and benefits, $9.3 million; facility costs, including lease terminations, $2.8 million; and reduction in the carrying value of impaired assets and other, $4.9 million. Approximately $12.0 million of the restructuring charges related to the printing services segment and the remaining $5.0 million related to the supply-chain management services segment.

During 2003, the Corporation settled a lawsuit with Singapore-based Mentor Media, Ltd. (Mentor) relating to its proposed acquisition of Mentor. The Corporation recorded a charge of $4.6 million in the second quarter of 2003 in connection with the settlement.

The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002. The impairment charge included a $9.8 million reduction in the carrying value of the Corporation’s digital content management software product, based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million impairment of an investment in a Mexican joint venture; a reduction of $2.2 million of goodwill associated with a past acquisition; a $3.9 million reduction in the carrying value of assets held-for-sale in the printing services segment; and updated assessments of other long-lived assets.

Geographic Analysis of Revenue and Earnings from Operations

Revenue and earnings from operations (excluding unallocated corporate expenses) by geographic area for 2004 and 2003 are presented below. Virtually all revenue for the printing services and healthcare segments was from customers in the United States. Revenue in the supply-chain management services segment was from customers in the United States, Europe and Asia.

Dollars in thousands	2004	2003
Revenue
United States	$1,200,897	$1,146,900
Non-United States	322,355	271,597
Total	$1,523,252	$1,418,497
Earnings from operations
United States	$ 104,504	$ 82,842
Non-United States	31,858	19,772
Total	$ 136,362	$ 102,614

Revenue in the United States increased by 5% in 2004 from the prior year. This increase was consistent with the increase in revenue in the printing services segment, which constituted the majority of the Corporation’s revenue in the United States. Non-United States revenue increased by 19% in 2004 from 2003 levels. Virtually all non-United States revenue was in the supply-chain management services segment and the increase in revenue was consistent with the strong growth in new customers in these locations.

Earnings from operations in the United States increased by 26% in 2004 compared with the prior year. The improvements were the result of factors described above impacting the printing services segment, primarily the absence of special charges in 2004 and improved earnings for the catalog and direct marketing operating units. Non-United States earnings from operations increased by 61% in 2004, compared with the prior year, due primarily to the absence of special charges in 2004 and changes in mix and pricing described above. In addition, increases in earnings from operations in non-United States locations were the result of demand by new customers in these geographical markets.

Interest Expense and Other Expense

Interest expense of $6.2 million in 2004 was $2.2 million lower than the prior-year interest expense of $8.4 million. Total debt at January 1, 2005, of $87.9 million was 21% less than the $111.8 million of debt at the end of the prior year. The reduction in interest expense was the result of scheduled repayments of long-term debt. In addition, the Corporation capitalized approximately $1.3 million of interest in connection with major ongoing capital projects during 2004. Capitalized interest was $800,000 for 2003 and $170,000 for 2002.

Interest expense of $8.4 million in 2003 was $2.9 million lower than the prior-year interest expense of $11.3 million. Interest expense continued to decline as the Corporation made its scheduled long-term debt payments.

Other income for 2004 was approximately $1.5 million higher than 2003 based on the gain recognized from the sale of assets and two facilities that were idled. Other income for 2003 was approximately $500,000 lower than 2002 due to higher losses on foreign currency transactions, offset primarily by an increased gain from the sale of assets.

Provision for Income Taxes

Effective income tax rates were 35.5%, 37.4% and 39.0% in 2004, 2003 and 2002, respectively. The continuing reductions in the effective tax rates were due to a greater mix of earnings generated by the supply-chain management services segment, which has extensive operations in countries whose tax rates are more favorable than the rates in the United States.

Net Earnings

The Corporation’s net earnings were $68.0 million in 2004, 46% higher than the $46.6 million in 2003. Diluted earnings per share were $2.67 in 2004 compared with $1.81 in 2003. The increase in net earnings reflected the absence of special charges and the increased profitability of both the printing services segment and the supply-chain management services segment. Approximately 9% of the increase in diluted earnings per share in 2004 is the result of the share repurchase, which is described in more detail below.

The Corporation’s net earnings were $46.6 million for 2003, 6% higher than the $43.8 million in 2002. Diluted earnings per share were $1.81 in 2003 compared with $1.71 the prior year. The increase in net earnings reflected the increased profitability of the supply-chain management services and healthcare segments, and lower special charges compared with the prior year. These improvements were partially offset by reduced earnings in the printing services segment.

Liquidity and Capital Resources

On January 1, 2005, the Corporation had cash and cash equivalents of $133 million. Management believes the Corporation’s liquidity continues to be strong and the current level of leverage will allow the Corporation to finance its capital expenditures and any other investment opportunities that may arise in the foreseeable future.

The Corporation did not incur any long-term borrowings in 2004 or 2003. Of the $87.9 million of total debt at the end of 2004, $25.6 million matures in 2005 with the remaining balance maturing at varying intervals through 2015. The Corporation has historically raised short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with three banks, which provide a total borrowing capacity of $80 million. During the fourth quarter of 2004, the Corporation had a maximum of $10 million outstanding under this short-term credit facility, all of which was repaid prior to January 1, 2005. There were no short-term borrowings during 2003 under this facility.

During 2004, working capital remained flat compared with the prior year. Increases in accounts receivable and inventories during 2004 were offset by reduced cash balances. Accounts receivable increased at year-end as the result of strong sales in the fourth quarter of 2004, particularly in December 2004. Inventories increased as the result of higher work-in-process inventories and the strategic pre-buying of paper in advance of announced paper price increases. Cash decreased by approximately $48 million, $44 million of which was used to repurchase shares of the Corporation’s stock as described in Note 7 to the Consolidated Financial Statements.

On March 19, 2004, the Corporation announced that it had entered into an Accelerated Share Repurchase (“ASR”) agreement whereby 1,000,000 shares of the Corporation’s common stock were repurchased at an initial price of $43.69 per share. The ASR required the counterparty to acquire the shares in the open market over a fixed period of time. On July 27, 2004, the Corporation paid $663,000 to settle the ASR. The final settlement amount was based on the volume-weighted average price of $44.35 per share for actual repurchases made by the counterparty.

During 2003, no shares of the Corporation’s common stock were repurchased. During 2002, the Corporation repurchased 112,000 shares of its common stock at an aggregate price of $3.4 million. In February 2005, the Board of Directors approved a $150 million share repurchase program, which replaces the Corporation’s previous program. The Corporation may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases are expected to be funded by a combination of existing cash, cash provided from operations and short-term borrowings.

The Corporation’s capital expenditures were $65 million in 2004 compared with $71 million in 2003. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supply-chain management services, and new printing and digital imaging technologies. Preliminary plans for 2005 are for capital expenditures of approximately $70 million. Capital expenditures are expected to be funded by existing cash, cash provided from operations and short-term borrowings.

At January 1, 2005, the Corporation had the following contractual obligations. These obligations are discussed in more detail in Notes 5 and 9 to the Consolidated Financial Statements. The Corporation has no off-balance sheet arrangements.

	Payments Due by Period
Contractual Obligations (dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt	$87,927	$25,594	$23,900	$21,061	$17,372

Interest on Long-Term Debt	18,940	5,330	7,141	3,943	2,526

Operating Lease Obligations	109,414	22,609	34,700	20,551	31,554

Total Contractual Obligations	$216,281	$53,533	$65,741	$45,555	$51,452

Litigation

In the ordinary course of its business, the Corporation is involved in litigation matters. Based on the Corporation’s assessment of these matters and on the existing accruals provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations, cash flows or financial condition.

Outlook

With a continued favorable economic climate, expectations on a consolidated basis for the full-year 2005 are for revenue in the range of $1.5 billion to $1.55 billion. Diluted earnings per share from continuing operations, including the effect of a continued reduction in the Corporation’s effective income tax rate to 32% and a planned share repurchase, are expected to be in the range of $2.80 to $2.95. This estimate excludes the tax impact of any repatriation of foreign earnings and the effects of expensing stock options required under Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share Based Payment.”

Critical Accounting Policies

The Corporation’s accounting policies are described in Note 1 to the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Corporation’s consolidated financial statements include estimates as to the recovery of receivables and the realization of inventories, plant and equipment, and goodwill. Significant assumptions are also used in the determination of liabilities related to pension and post-retirement benefits, obligations for lease terminations, income taxes and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix and, in some cases, actuarial assumptions. The Corporation re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

The Corporation believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

•	Revenue Recognition. Revenue is recognized, net of estimated discounts, allowances and returns, when title and risk of loss transfers to the customer and the earnings process is complete. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenue in the supply-chain management services segment is recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. In general, revenue is recognized on a gross basis if the Corporation has the risks and rewards of ownership, latitude in establishing component vendors and pricing, and bears all credit risk. Revenue from contracts that do not meet these criteria is recognized on a net basis, recording only the portion that is related to services or products provided directly by the Corporation.

•	Goodwill. The Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis.

The Corporation completed the annual impairment tests in the fourth quarter of each of 2004, 2003 and 2002. This analysis was based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. The Corporation concluded that no impairment of goodwill existed at the time of the annual impairment tests in 2004 and 2003. During 2002, the Corporation determined that goodwill for one of its reporting units was impaired and, accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2.2 million.

•	Retirement benefits. The Corporation has significant pension and postretirement benefit costs that are developed from actuarial valuations. The valuations reflect key assumptions regarding, among other things, discount rates, expected return on plan assets, retirement ages and years of service. Consideration is given to current market conditions, including changes in interest rates and investment returns, in making these assumptions. Changes in these assumptions will affect the amount of pension and postretirement expense recognized in future periods. Changes in the following key assumptions would impact the funded status and cost of the pension and postretirement plans as described below (dollars in thousands):

	Discount rate change of +/- 50 basis points		Asset return of +/- 100 basis points
	Pension plans	Postretirement plan	Pension plans (expected asset return)	Pension plans (actual asset return)
Increase (decrease) net periodic benefit cost	($1,429)/$2,091	($75)/$85	($1,429)/$1,429	NA

Increase (decrease) funded status at end of year	$14,217/($16,125)	$590/($674)	NA	$1,312/($1,312)

The Corporation recognized pension and postretirement benefit expense of $7.1 million, $7.2 million and $3.5 million in 2004, 2003 and 2002, respectively. As of January 1, 2005, the Corporation’s pension plans had accumulated benefit obligations of $181.5 million compared with plan assets of $147.5 million. The Corporation elected to contribute approximately $10 million to the qualified pension plan in 2004 and $9.9 million in 2003 to maintain the funded status of the plan at a level comparable to recent years.

•	Asset Impairments. Impairments of long-lived assets are accounted for under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Asset impairment charges were recognized in both 2003 and 2002, as described in Note 11 and 12 to the Consolidated Financial Statements. No asset impairment charges were recognized in 2004.

•	Income taxes. The Corporation’s annual tax rate is determined based on income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires some items to be included in the tax return at different times than the items reflected in the financial statements. As a result, the annual tax rate in the financial statements is different than the rate reported on the Corporation’s tax return. Some of these differences are permanent, such as expenses that are not deductible in the tax return and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Inherent in determining the annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Significant management judgments are required for the following items:

°	Management reviews the Corporation’s deferred tax assets for realizability. Valuation allowances are established when management believes that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision.
°	The Corporation establishes accruals for certain tax contingencies when, despite the belief that the Corporation’s tax return positions are fully supported, the Corporation believes that certain positions may be challenged. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.
°	The Corporation has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.
°	The Corporation is currently evaluating the effects of repatriating certain foreign earnings, as described in Note 13 to the Consolidated Financial Statements. The Corporation may repatriate as much as $100 million of its foreign earnings, which would carry a one-time tax charge to the Corporation’s consolidated results of operations of up to approximately $8.5 million.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (R), “Share Based Payment.” SFAS No. 123 (R) requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123 (R) include stock options, restricted stock awards, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS No. 123 (R) are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Corporation will implement the revised standard in the third quarter of fiscal year 2005. Currently, the Corporation accounts for its share-based payment transactions under the provisions of APB Opinion No. 25, which generally does not require the recognition of compensation cost for employee stock options in the financial statements. Management believes that the current required disclosures in Note 1 to the Consolidated Financial Statements appropriately reflect the impact this standard would have on reported net earnings if adopted in the periods presented.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Corporation does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2004, the FASB issued Staff Position (FSP) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” in response to a new law regarding prescription drug benefits under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans. The Corporation has applied the provisions of FSP No. 106-2 to the calculation of retiree healthcare benefits plans for 2004.

Risk Management

The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. On January 1, 2005, the Corporation had no outstanding borrowings under its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 1 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation’s overall foreign currency exchange rate exposure on January 1, 2005, a 10% change in foreign currency exchange rates would not have had a material effect on the Corporation’s financial position, net earnings or cash flows.

Forward Looking Statements

The foregoing Management’s Discussion and Analysis as well as other portions of this Annual Report to Shareholders include forward-looking statements. Statements that describe future expectations, including revenue and earnings projections, plans, results or strategies, are considered forward-looking. The statements that are not purely historical should be considered forward-looking statements. Often they can be identified by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecasts,” and the like. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, unanticipated issues associated with the closing of the sale of Banta Healthcare Group, Ltd. and unexpected issues related to the application of the net proceeds received therefrom, changes in customers’ order patterns or demand for the Corporation’s products and services, pricing, changes in raw material costs and availability, unanticipated changes in sourcing of raw materials (including paper) by customers, unanticipated changes in operating expenses, unanticipated production difficulties, unanticipated issues associated with the Corporation’s non-U.S. operations, changes in the pattern of outsourcing supply-chain management functions by customers, unanticipated acquisition or loss of significant customer contracts or relationships, unanticipated difficulties and costs associated with the design and implementation of new administrative systems, the impact of any acquisition or divestiture effected by the Corporation, changes in the Corporation’s effective income tax rate, potential repatriation of foreign earnings, unanticipated swings in foreign currency exchange rates and any unanticipated weakening of the economy. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date of the printing of this Annual Report to Shareholders, and the Corporation undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Management’s Report on Internal Control Over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  The Corporation’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation’s management assessed the effectiveness of the Corporation’s internal control over financial reporting as of January 1, 2005, using criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, the Corporation’s management believes that, as of January 1, 2005, the Corporation’s internal control over financial reporting was effective based on those criteria.

The Corporation’s independent registered public accounting firm, Ernst & Young LLP, have issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting. That attestation report is included herein.

Attestation Report of Independent Registered Public Accounting Firm

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Banta Corporation maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banta Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Banta Corporation maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Banta Corporation maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Banta Corporation as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended January 1, 2005, and our report dated February 7, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Milwaukee, Wisconsin
February 7, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Banta Corporation

We have audited the accompanying consolidated balance sheets of Banta Corporation as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, shareholders’ investment, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banta Corporation at January 1, 2005 and January 3, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Banta Corporation’s internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Milwaukee, Wisconsin
February 7, 2005

Consolidated Balance Sheets

January 1, 2005, and January 3, 2004

Dollars in thousands	2004	2003
Assets

Current Assets:

Cash and cash equivalents	$133,093	$181,112

Receivables, less reserves of $5,578 and $6,257, respectively	263,087	234,219

Inventories	102,892	75,150

Prepaid expenses	10,717	17,200

Deferred income taxes	14,452	15,485

Total Current Assets	524,241	523,166

Plant and Equipment:

Land	7,764	8,905

Buildings and improvements	156,622	152,546

Machinery and equipment	835,549	791,024

	999,935	952,475

Less accumulated depreciation	711,808	666,128

	288,127	286,347

Other assets	26,834	20,724

Goodwill	66,371	65,835

Total Assets	$905,573	$896,072

Liabilities and Shareholders' Investment

Current Liabilities:

Accounts payable	$105,656	$112,392

Accrued salaries and wages	44,410	38,987

Other accrued liabilities	47,946	48,350

Current maturities of long-term debt	25,594	24,122

Total Current Liabilities	223,606	223,851

Non-current Liabilities:

Long-term debt	62,333	87,712

Deferred income taxes	25,622	14,793

Other non-current liabilities	56,046	56,287

Total Non-current Liabilities	144,001	158,792

Commitments and Contingencies (Notes 6 and 9)

Shareholders' Investment:

Preferred stock	--	--

Common stock - 29,278,884 and 29,048,188 shares issued, respectively	2,928	2,905

Amount in excess of par value of stock	41,454	34,578

Retained earnings	582,973	532,084

Unearned compensation	(840)	--

Treasury stock, at cost - 4,232,412 and 3,256,400 shares, respectively	(114,046)	(70,175)

Accumulated other comprehensive income	25,497	14,037

Total Shareholders' Investment	537,966	513,429

Total Liabilities and Shareholders' Investment	$905,573	$896,072

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Earnings

For the Years Ended January 1, 2005, January 3, 2004, and December 28, 2002

Dollars in thousands (except earnings per share)	2004	2003	2002
Revenue:

Printing and supply-chain services	$1,422,184	$1,318,126	$1,269,864

Product sales	101,068	100,371	96,593

Total revenue	1,523,252	1,418,497	1,366,457

Cost of printing and supply-chain services	1,115,761	1,033,281	984,504

Cost of products sold	83,633	79,832	78,464

Gross earnings	323,858	305,384	303,489

Selling and administrative expenses	214,758	202,216	195,046

Restructuring charge	--	16,952	--

Litigation settlement	--	4,602	--

Asset impairment charge	--	--	26,800

Earnings from operations	109,100	81,614	81,643

Interest expense	(6,248)	(8,420)	(11,343)

Interest income	2,159	2,353	2,140

Other income (expense), net	419	(1,133)	(639)

Earnings before income taxes	105,430	74,414	71,801

Provision for income taxes	37,425	27,800	28,002

Net earnings	$68,005	$46,614	$43,799

Basic earnings per share of common stock	$2.71	$1.83	$1.74

Diluted earnings per share of common stock	$2.67	$1.81	$1.71

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Years Ended January 1, 2005, January 3, 2004, and December 28, 2002

Dollars in thousands	2004	2003	2002
Cash Flows from Operating Activities

Net earnings	$68,005	$46,614	$43,799

Adjustments to reconcile net earnings to cash provided by
operating activities, net of acquisition:

Depreciation and amortization	59,943	63,848	78,430

Gain on sale of plant and equipment	(1,242)	--	--

Deferred income taxes	11,862	4,804	(8,450)

Tax benefit from the exercise of stock options	2,460	3,247	3,214

Non-cash stock compensation	237	--	--

Non-cash restructuring charges	--	1,067	--

Asset impairment charge	--	--	26,800

Change in assets and liabilities, net of effects of
acquisitions:

Decrease (increase) in receivables	(23,119)	(11,773)	2,517

Decrease (increase) in inventories	(27,146)	(3,963)	1,691

Decrease (increase) in prepaid expenses	11,809	(9,928)	(833)

Increase in other non-current assets	(6,110)	(6,272)	(3,146)

(Decrease) increase in accounts payable
and accrued liabilities	(11,675)	17,778	3,541

(Decrease) increase in other non-current liabilities	(240)	5,037	(5,492)

Cash provided by operating activities	84,784	110,459	142,071

Cash Flows from Investing Activities

Capital expenditures	(65,175)	(70,677)	(30,785)

Proceeds from sale of plant and equipment	5,351	120	4,685

Business acquisition	--	(2,379)	--

Additions to long-term investments	--	--	(1,331)

Cash used for investing activities	(59,824)	(72,936)	(27,431)

Cash Flows from Financing Activities

Payments on long-term debt, net	(23,907)	(19,032)	(26,030)

Proceeds from exercise of stock options, net	3,844	11,383	13,487

Dividends paid	(17,245)	(16,745)	(16,079)

Repurchase of common stock	(44,353)	--	(3,361)

Cash used for financing activities	(81,661)	(24,394)	(31,983)

Effect of exchange rate changes on cash and cash equivalents	8,682	13,147	6,203

Net increase (decrease) in cash and cash equivalents	(48,019)	26,276	88,860

Cash and cash equivalents at beginning of year	181,112	154,836	65,976

Cash and cash equivalents at end of year	$133,093	$181,112	$154,836

Cash payments for:

Interest, net of amount capitalized	$6,257	$8,629	$11,492

Income taxes	10,669	24,743	31,180

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Investment

For the Years Ended January 1, 2005, January 3, 2004, and December 28, 2002

	Common Stock
Dollars in thousands	Shares Issued	Par Value	Amount in Excess of Par Value of Stock	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 29, 2001	27,874,263	$2,787	$3,366	$478,853	$--	$(66,814)	$(10,914)	$407,278

Net earnings				43,799				43,799

Cumulative foreign currency							8,788	8,788
translation adjustments

Comprehensive income								52,587

Cash dividends declared ($.64 per				(20,091)				(20,091)
share)

Stock options exercised, net of	628,742	63	16,624					16,687
shares tendered

Treasury stock purchases						(3,361)		(3,361)

Other	441		13					13

Balance, December 28, 2002	28,503,446	2,850	20,003	502,561	--	(70,175)	(2,126)	453,113

Net earnings				46,614				46,614

Cumulative foreign currency							16,163	16,163
translation adjustments

Comprehensive income								62,777

Cash dividends declared ($.67 per				(17,091)				(17,091)
share)

Stock options exercised, net of	544,047	54	14,554					14,608
shares tendered

Other	695	1	21					22

Balance, January 3, 2004	29,048,188	2,905	34,578	532,084	--	(70,175)	14,037	513,429

Net earnings				68,005				68,005

Cumulative foreign currency							11,460	11,460
translation adjustments

Comprehensive income								79,465

Cash dividends declared ($.68 per				(17,116)				(17,116)
share)

Stock options exercised, net of	230,696	23	6,281					6,304
shares tendered

Restricted stock issuance			595		(1,077)	482		--

Unearned compensation amortization					237			237

Treasury stock purchases						(44,353)		(44,353)

Balance, January 1, 2005	29,278,884	$2,928	$41,454	$582,973	$(840)	$(114,046)	$25,497	$537,966

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended January 1, 2005, January 3, 2004, and December 28, 2002

1 significant accounting policies

Significant accounting policies followed by Banta Corporation (the “Corporation”) in maintaining financial records and preparing financial statements are:

BUSINESS

The Corporation operates in three business segments, printing services, supply-chain management services and healthcare products. The Corporation’s printing services segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers. Products and services in this segment include books, catalogs, publications, product brochures, literature management services, educational materials and e-business services. The Corporation’s global supply-chain management services segment provides a wide range of outsourcing capabilities, primarily to some of the world’s largest technology companies. Services in this segment range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution. The Corporation’s healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. The Corporation maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable and, to date, such losses have been within management’s expectations. No single customer accounted for more than 10% of consolidated sales during 2004, 2003 or 2002.

YEAR-END

The Corporation reports its results of operations on a 52/53 week year ending on the Saturday closest to December 31. Operations included 52 weeks in 2004, 53 weeks in 2003 and 52 weeks in 2002.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

Revenue is recognized, net of estimated discounts, allowances and returns, when title and risk of loss transfers to the customer and the earnings process is complete. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenue in the supply-chain management services segment is recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. In general, revenue is recognized on a gross basis if the Corporation has the risks and rewards of ownership, latitude in establishing component vendors and pricing, and bears all credit risk. Revenue from contracts that do not meet these criteria are recognized on a net basis, recording only the portion that is related to services or products provided directly by the Corporation.

The Corporation records all shipping and handling fees billed to customers as revenue, and related costs as cost of services and cost of products sold, when incurred.

FOREIGN CURRENCY TRANSLATION

For all subsidiaries outside the United States, with the exception of operations in Mexico and Hungary, the Corporation uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenue and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders’ investment. Operations in Mexico and Hungary use the U.S. dollar as the functional currency. Gains and losses from foreign currency transactions are included in net earnings, and totaled losses of $944,000, $1,503,000 and $245,000 in 2004, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments, with maturities of less than 90 days at the date of purchase, to be cash equivalents. The cost of these investments, which are considered as “available for sale” for financial reporting purposes, approximates fair value at January 1, 2005, and January 3, 2004. There were no realized gains or losses on these investments during 2004, 2003 and 2002.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximated fair value as of January 1, 2005, and January 3, 2004, due to the short maturities of these instruments. Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of January 1, 2005, and January 3, 2004, including current maturities, was estimated to be $95,719,000 and $124,462,000, respectively.

INVENTORIES

Inventories are stated at the lower of cost, using the first-in, first-out method, or market. Inventories include material, labor and manufacturing overhead. Inventories at January 1, 2005, and January 3, 2004, were as follows:

Dollars in thousands	2004	2003
Raw materials and supplies	$49,055	$33,134

Work-in-process and finished goods	53,837	42,016

Net inventories	$102,892	$75,150

PLANT AND EQUIPMENT

Plant and equipment are stated at cost and depreciated over the estimated useful life of the assets. Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax reporting purposes. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life on a straight-line basis. The range of useful lives for financial reporting is 15 to 40 years for buildings and improvements, 3 to 7 years for information systems and equipment installations, and 3 to 10 years for machinery and equipment.

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

CAPITALIZED INTEREST

The Corporation capitalizes interest on major buildings, information systems and equipment installations and depreciates the amount capitalized over the lives of the related assets. Total interest incurred was $7,527,000 in 2004, $9,218,000 in 2003, and $11,509,000 in 2002 of which $1,279,000, $798,000 and $166,000 was capitalized in 2004, 2003 and 2002, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Corporation capitalizes costs incurred to develop or obtain software for internal use based on guidance provided by the Accounting Standards Executive Committee SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Qualifying costs incurred during the application development stage are capitalized, and such costs are depreciated over the estimated useful life of the software when it is placed into service.

The Corporation capitalizes costs incurred to develop software products for sale to third parties based on guidance provided by Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” and as such, capitalizes such costs upon determination that technological feasibility has been established for that product. Costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis over the estimated useful life of the software. There were no costs related to developing software products for sale to third parties capitalized at January 1, 2005, or January 3, 2004. At December 28, 2002, the Corporation determined that its capitalized software costs related to the digital content management product were not realizable based on the projected undiscounted cash flows of the related product. Accordingly, the unamortized balance at December 28, 2002, of $9,843,000 was written-off and is included in the asset impairment charge described in Note 12.

GOODWILL

The Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis.

The Corporation completed the annual impairment tests in the fourth quarter of each of 2004, 2003 and 2002. This analysis was based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. The Corporation concluded that no impairment of goodwill existed at the time of the annual impairment tests in 2004 and 2003. During 2002, the Corporation determined that goodwill for one of its reporting units was impaired and, accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2,241,000.

ENVIRONMENTAL COSTS

The Corporation accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. The accruals, which are subject to management judgment, are adjusted as facts and circumstances change.

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate primarily to the assumed exercise of stock options. Weighted average common shares for computation of basic earnings per share were 25,123,022; 25,499,789; and 25,227,990, in 2004, 2003 and 2002, respectively. Weighted average common and common equivalent shares for computation of diluted earnings per share were 25,508,380; 25,742,979; and 25,565,826, in 2004, 2003 and 2002, respectively.

The shares outstanding used to compute diluted earnings per share for 2004, 2003 and 2002 excluded outstanding options to purchase 114,548, 524,584 and 196,000 shares of common stock, respectively, with weighted-average exercise prices of $45.52, $35.08 and $35.20, respectively. These options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

STOCK-BASED COMPENSATION

The Corporation has two stock-based employee compensation plans (see Note 8). The Corporation’s stock-based employee compensation plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no cost is reflected in net earnings for stock options granted under these plans. The Corporation amortizes restricted stock awards to net earnings over the vesting period based on the fair value of the stock at the date of grant.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” the Corporation’s pro forma net earnings and earnings per share would have been as follows:

Dollars in thousands, except per share amounts	2004	2003	2002
Net earnings:
As reported	$68,005	$46,614	$43,799
Add: Compensation expense related to restricted
stock included in net earnings, net of	142	--	--
related taxes
Deduct: Total stock-based employee	(4,578)	(3,152)	(2,811)
compensation expense determined under fair
value based method, net of related taxes	$63,569	$43,462	$40,988
Pro forma

Earnings per share:
As reported:
Basic	$2.71	$1.83	$1.74
Diluted	2.67	1.81	1.71
Pro forma:
Basic	$2.53	$1.70	$1.62
Diluted	2.49	1.69	1.60

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.6%, 3.4% and 3.6%; expected dividend yields of 1.7%, 1.8% and 1.8%; expected option lives of 6.0, 5.7 and 6.0 years; and expected volatility of 26% for all years presented. Based on these assumptions, the weighted average fair value of the options granted at the date of grant in 2004, 2003 and 2002 was $10.53, $9.51 and $9.17, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred and amounted to $650,000, $851,000 and $919,000 in 2004, 2003 and 2002, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into foreign currency forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those contracts are adjusted to fair value at each balance sheet date with the gain or loss reflected in operations. For each of the three years presented, the gain or loss recognized on these contracts was not material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (R), “Share-Based Payment.” SFAS No. 123 (R) requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123 (R) include stock options, restricted stock awards, performance-based awards, stock appreciation rights and employee share purchase plans. The provisions of SFAS No. 123 (R) are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Corporation will implement the revised standard in the third quarter of fiscal year 2005. Currently, the Corporation accounts for its share-based payment transactions under the provisions of APB Opinion No. 25, which generally does not require the recognition of compensation cost for employee stock options in the financial statements. Management believes that the current required disclosures in Note 1 under Stock-Based Compensation, appropriately reflect the impact this standard would have on reported net earnings if adopted in the periods presented.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Corporation does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2004, the FASB issued Staff Position (FSP) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” in response to a new law regarding prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree healthcare benefit plans. The Corporation has applied the provisions of FSP No. 106-2 to the calculation of retiree healthcare benefits plans for 2004 (see Note 10).

RECLASSIFICATIONS

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

2 acquisition

On February 24, 2003, the Corporation acquired Qualipak Incorporated (“Qualipak”) for $2,379,000 in cash. Qualipak is a provider of packaging, kit assembly, fulfillment and distribution services for publishers, consumer healthcare markets and over-the-counter pharmaceuticals. The purchase price plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by $2.0 million, which has been recorded as goodwill. The Corporation has included the results of Qualipak in the consolidated financial statements since the acquisition date. The purchase price allocation for this acquisition is as follows:

(Dollars in thousands)

Current assets	$115

Plant and equipment	396

Goodwill	2,000

Current liabilities	(132)

Total purchase price	$2,379

3 goodwill

Changes in the carrying amount of goodwill by segment during the years ended January 1, 2005, and January 3, 2004, consist of the following:

(Dollars in thousands)	Printing Services	Supply-Chain Management Services	Healthcare	Total
Balance at December 28, 2002	$35,552	$5,224	$21,964	$62,740
Translation adjustments for
goodwill denominated in foreign
currencies		1,095		1,095
Acquistion of Qualipak (see Note 2)	2,000			2,000
Balance at January 3, 2004	37,552	6,319	21,964	65,835
Translation adjustments for
goodwill denominated in foreign
currencies		536		536
Balance at January 1, 2005	$37,552	$6,855	$21,964	$66,371

4 short-term debt

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At January 1, 2005, the Corporation had short-term credit facilities totaling $83 million. Of this total, $75 million represents a credit facility made available by three banks, which can be used to support both commercial paper and unsecured borrowing; $5 million represents a facility in place to support the issuance of letters of credit and to meet short-term liquidity needs; and the remaining $3 million is comprised of secured credit facilities denominated in Euros and Pounds Sterling, which can be used to finance the Corporation’s European operations. The Corporation had $4 million of letters of credit outstanding as of January 1, 2005, and January 3, 2004. As of January 1, 2005, and January 3, 2004, the Corporation had no short-term borrowings outstanding. During the fourth quarter of 2004, the Corporation had a maximum of $10 million outstanding under short-term credit facilities, all of which was repaid prior to January 1, 2005.

5 long-term debt

Long-term debt consists of the following:

Dollars in thousands	Maturities	2004	2003
Promissory Notes:

8.05%	2005	$12,500	$25,000

6.81%	2005-2010	30,000	35,000

7.98%	2005-2010	13,095	15,476

7.62%	2005-2009	10,714	13,095

7.38%	2005-2015	15,000	15,000

9.53%	2005	1,818	3,636

Capital Lease Obligations at 1.39% to 8.75%	2005-2007	800	585

Industrial Revenue Bonds, floating interest rate,
approximating 50% of the prime rate	2015	3,000	3,000

Other note, variable rate based on 10-year Treasury	2007	1,000	1,042
note rate

		87,927	111,834

Less current maturities		(25,594)	(24,122)

Long-term debt		$62,333	$87,712

Maturities of long-term debt during the next five years are: $25,594,000 in 2005, $11,552,000 in 2006, $12,348,000 in 2007, $11,126,000 in 2008 and, $9,935,000 in 2009.

The Promissory Notes contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets are 150% or more of current liabilities, and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the note holders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and certain types of liens. The Corporation was in compliance with all debt covenants at January 1, 2005.

One of the Promissory Notes restricts the payment of dividends. As of January 1, 2005, $93,278,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

6 contingencies

On June 26, 2003, the Corporation settled its lawsuit with Singapore-based Mentor Media, Ltd. (Mentor) relating to its proposed acquisition of Mentor. The Corporation recorded a charge of $4,602,000 in the second quarter of 2003 in connection with the settlement.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation’s assessment of these matters and on the existing accruals provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations, cash flows or financial condition.

7 capital stock

The Corporation’s authorized capital consists of 300,000 shares of preferred stock ($10 par value) and 75 million shares of common stock ($.10 par value).

In February 2005, the Board of Directors approved a $150 million share repurchase program, which replaced the Corporation’s previous program. Through January 1, 2005, the Corporation had purchased 6,519,400 shares of its common stock under the previous authority at an aggregate cost of $173,870,000. Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation’s repurchases of outstanding common stock have been recorded as treasury stock. At January 1, 2005, the Corporation held 4,232,412 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation’s equity incentive plans, or for other purposes.

On March 19, 2004, the Corporation announced that it had entered into an Accelerated Share Repurchase (“ASR”) agreement whereby 1,000,000 shares of the Corporation’s common stock were repurchased at an initial price of $43.69 per share. The ASR required the counterparty to acquire the shares in the open market over a fixed period of time. On July 27, 2004, the Corporation paid $663,000 to settle the ASR. The final settlement amount was based on the volume-weighted average price of $44.35 per share for actual repurchases made by the counterparty. There were no shares repurchased in 2003.

Pursuant to the Corporation’s Shareholder Rights Plan, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation’s common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation’s common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person or group acquiring 15% or more of the Corporation’s common stock, each right will entitle the holder to purchase, at the right’s then current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

8 stock-based compensation plans

At January 1, 2005, the Corporation had options outstanding or available for grant under two equity incentive plans – the Equity Incentive Plan and the 1991 Stock Option Plan (1991 Plan). The Equity Incentive Plan provides for the issuance of non-qualified and incentive stock options and restricted stock to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 Plan may be exercised up to five years after the date of grant. Options granted under the Equity Incentive Plan may be exercised up to 10 years from the date of grant. The Equity Incentive Plan includes automatic grants of stock options to non-employee Directors on an annual basis. At January 1, 2005, 316,221 shares of the Corporation’s common stock were reserved for future equity incentive awards.

The following table summarizes stock option activity under the equity incentive plans:

	Options	Price Range	Weighted Average Price
Outstanding at December 29, 2001	2,806,177	$18 - $31	$25

Granted	755,500	$29 - $37	$35

Exercised	(744,776)	$18 - $28	$23

Canceled or expired	(81,666)	$18 - $31	$26

Outstanding at December 28, 2002	2,735,235	$18 - $37	$28

Granted	779,500	$27 - $38	$37

Exercised	(680,921)	$18 - $36	$24

Canceled or expired	(97,167)	$18 - $35	$31

Outstanding at January 3, 2004	2,736,647	$18 - $38	$31

Granted	553,254	$38 - $46	$40

Exercised	(360,832)	$18 - $38	$26

Canceled or expired	(71,831)	$28 - $38	$35

Outstanding at January 1, 2005	2,857,238	$18 - $46	$34

The following table summarizes weighted average information by range of exercise prices for stock options outstanding and exercisable at January 1, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at January 1, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at January 1, 2005	Weighted Average Exercise Price
$18-$27	567,617	4.4 years	$25	565,617	$25

$28-$34	488,373	7.0 years	$29	458,040	$29

$35-$38	1,620,959	8.3 years	$37	703,534	$36

$39-$46	180,289	9.3 years	$45	18,000	$46

$18-$46	2,857,238	7.4 years	$34	1,745,191	$31

The options outstanding, but not exercisable at January 1, 2005, become exercisable at various times through 2007 in accordance with the vesting schedules of the plans.

During 2004, 2003 and 2002, 130,136, 136,874 and 116,034 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

During 2004, the Corporation awarded an aggregate of 23,988 shares of restricted stock to certain employees pursuant to the Corporation’s Equity Incentive Plan. Restricted stock is granted in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions. The restricted stock vests ratably over three years from the date of grant, subject to acceleration in certain cases. The shares issued were previously acquired treasury shares. Upon issuance of the restricted stock, unearned compensation of $1,077,000 was charged to shareholders’ investment for the fair value of the restricted stock and is being recognized as compensation expense ratably over the three-year period. Compensation expense related to restricted stock for the year ended January 1, 2005, was $237,000 ($142,000 net of related taxes).

9 operating leases

The Corporation leases certain manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $25,266,000, $24,512,000 and $22,824,000 in 2004, 2003 and 2002, respectively. Minimum rental commitments for the years 2005 through 2009 aggregate $22,609,000, $18,781,000, $15,919,000, $12,394,000 and $8,157,000, respectively, and $31,554,000, thereafter.

As the result of business decisions in prior years, the Corporation is obligated for lease payments for three facilities that are no longer in use. The costs of future lease obligations including real estate taxes, less expected sub-lease income, have been included in the consolidated balance sheets and total $3,837,000 and $6,399,000 at January 1, 2005, and January 3, 2004, respectively. Gross commitments for the years 2005 through 2007 aggregate $2,206,000, $1,702,000, and $1,299,000, respectively.

10 employee benefit plans

The Corporation has two pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee’s years of service and earnings. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded. The disclosures for this plan for all years presented are combined with the pension plans. The Corporation makes contributions to the qualified plans each year in an amount that is at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974.

The Corporation also provides non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation’s contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation’s postretirement healthcare program, assumed healthcare cost rate trends do not materially affect the Corporation’s costs.

The Corporation’s postretirement healthcare program provides for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D). In May 2004, the FASB issued Staff Position No. 106-2 (FSP 106-2), which provides accounting guidance to employers that offer prescription drug benefits under retiree healthcare benefit plans to Medicare eligible retirees. FSP 106-2 requires that the benefit attributable to past service be accounted for as an actuarial gain and the benefit related to current service be reported as a reduction in service cost. The Corporation has elected to integrate retiree healthcare coverage with the new Medicare Part D, in a method similar to the way benefits currently integrate with Medicare Parts A and B. In the third quarter of 2004, the Corporation adopted FSP 106-2 retroactive to January 4, 2004.

The following table summarizes the effect of the implementation of FSP 106-2 on the components of net periodic postretirement benefit cost for 2004:

(Dollars in thousands)	Including Medicare Impact	Excluding Medicare Impact
Accumulated postretirement benefit obligation as of
January 1, 2004	$6,962	$13,560

Components of net periodic benefit cost for 2004

Service cost - benefits earned during the year	$395	$820

Interest cost on projected benefit obligation	420	833

Amortization of transition obligation	208	208

Amortization of net gain	(498)	(102)

Net periodic benefit cost	$525	$1,759

Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

(Dollars in thousands)	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Service cost-benefits	$9,186	$8,182	$6,437	$395	$654	$650
earned during the year

Interest cost on	9,965	8,875	7,705	420	737	697
projected benefit
obligation

Expected return on	(12,865)	(11,754)	(10,972)	--	--	--
plan assets

Amortization of prior	194	217	267	--	--	26
service cost

Amortization of	--	--	(207)	208	208	255
transition obligation
(asset)

Amortization of net	663	235	(1,041)	(498)	(202)	(308)
loss (gain)

Net pension and	$7,143	$5,755	$2,189	$525	$1,397	$1,320
postretirement
benefits cost

Significant assumptions used by the Corporation’s actuary in determining net pension and postretirement benefits expense for the Corporation’s plans are as follows:

	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
for periodic
benefit cost

Rate of increase	4.0	4.0	4.0	--	--	--
in compensation

Long-term rate	9.0	9.0	9.0	--	--	--
of return on
plan assets

The expected long-term rate of return on assets assumption was chosen from the range of likely results of compound average annual returns over a 10-year time horizon based on the plan’s current investment policy. The expected return and volatility for each asset class was based on historical equity, bond and cash market returns during the period 1926 through 2004. While this approach gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on the analysis, the expected long-term return assumption for our plan will remain at 9.0%.

All of the Corporation’s pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $11,928,000 and $10,101,000 in 2004, respectively, and $12,750,000 and $9,105,000 in 2003, respectively.

The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 6.00% at January 1, 2005, and 6.25% at January 3, 2004:

	Pension Benefits		Postretirement Benefits
Dollars in thousands	2004	2003	2004	2003
Change in benefit obligation:

Benefit obligation at beginning	$158,432	$128,180	$13,130	$11,618
of year

Service cost	9,186	8,182	395	654

Interest cost	9,965	8,875	420	737

Actuarial loss (gain)	11,302	18,331	(5,437)	1,398

Participants' contributions	--	--	999	771

Plan amendments	(1,501)	--	--	(838)

Benefits paid	(5,931)	(5,136)	(1,898)	(1,210)

Benefit obligations at end of year	181,453	158,432	7,609	13,130

Change in plan assets:

Fair value of plan assets at	128,875	101,660	--	--
beginning of year

Actual return on plan assets	13,954	22,181	--	--

Employer contributions	10,630	10,170	899	439

Participants' contributions	--	--	999	771

Benefits paid	(5,931)	(5,136)	(1,898)	(1,210)

Fair value of plan assets at end of	147,528	128,875	--	--
year

Plan assets less than benefit obligation	33,925	29,557	7,609	13,130

Unrecognized net actuarial gain (loss)	(42,097)	(32,547)	8,606	3,666

Unrecognized prior-service cost	337	(1,358)	--	--

Unrecognized transition obligation	--	--	(1,667)	(1,875)

Accrued (prepaid) pension and	$(7,835)	$(4,348)	$14,548	$14,921
postretirement benefits cost

The following table details the accrued or prepaid benefit cost recorded as of January 1, 2005, and January 3, 2004, as related to the Corporation’s pension plans:

Accrued (prepaid) benefit cost:	2004	2003
Employees pension plan	$(13,872)	$(10,159)

Hourly pension plan	(4,747)	(4,238)

Supplemental retirement plan	10,784	10,049

Total	$(7,835)	$(4,348)

The Corporation maintains target allocation percentages among various asset classes based on an investment policy established for the pension plan, which is designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash flows. The current weighted-average target asset allocations are as follows: equity securities 70% and debt securities 30%. The investment policy is reviewed periodically in order to achieve overall objectives in light of current circumstances. There are no trust assets invested in the common stock of the Corporation.

The Corporation’s pension plan weighted-average asset allocations for the qualified plans at January 1, 2005, and January 3, 2004, by asset category are as follows:

	Total Pension Benefits
Asset Category:	2004	2003
Equity securities	72%	70%

Debt securities	26%	28%

Other	2%	2%

Total	100%	100%

The Corporation expects to make no contributions to its qualified pension plans during 2005. A contribution of $716,000 is expected to be made as benefit payments to retired supplemental retirement plan participants. A contribution of $496,000 is expected to be made as benefit payments to retirees under the postretirement healthcare plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Dollars in thousands	Pension Benefits	Post Retirement Benefits
2005	$6,281	$496
2006	6,518	269
2007	6,821	279
2008	7,240	293
2009	7,718	310
2010-2014	46,618	1,852

Approximately 800 of the Corporation’s U.S. employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $1,436,000, $2,194,000 and $2,453,000 in 2004, 2003 and 2002, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contracts.

The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2004, 2003 and 2002 were $3,346,000, $3,287,000 and $3,023,000, respectively.

11 restructuring

Effective January 1, 2003, the Corporation adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002, be recognized at fair value when the liability is incurred rather than at the commitment date of the exit or disposal plan.

On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management services segment. The objective of the plan, which was implemented throughout 2003, was to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs.

The reconciliation of the beginning and ending restructuring liabilities included in the balance sheet at January 1, 2005, and January 3, 2004, are as follows (dollars in thousands):

	Charge to Operations During 2003	2003 Payments/ Reductions	Liability Balance at January 3, 2004	2004 Payments/ Reductions	Liability Balance at January 1, 2005
Employee severance and
benefits liabilities	$9,329	$6,716	$2,613	$2,289	$324
Facility costs	2,755	--	2,755	1,287	1,468
Impaired assets and other
liabilities	4,868	3,975	893	893	--

Total	$16,952	$10,691	$6,261	$4,469	$1,792

Restructuring charges by segment for 2003 were:

	Printing Services	Supply-Chain Management Services	Total Charges in 2003
Employee severance and benefits	$7,271	$2,058	$9,329
Facility costs	344	2,411	2,755
Impaired assets and other
liabilities	4,357	511	4,868

Total	$11,972	$4,980	$16,952

The 2003 restructuring included the decision to exit three facilities, the largest of which was the consumer catalog facility in St. Paul, Minnesota. An asset impairment charge totaling $4.4 million was recorded for machinery and equipment, building and building improvements at this facility. The remaining impairment charges related to machinery, equipment and fixtures at two facilities in the supply-chain management services segment. Assets were reviewed for recoverability and adjusted to their fair value as appropriate in the quarter in 2003 in which the decision to close the facility was made, in accordance with the Corporation’s accounting policy.

Employee severance amounts were determined based on the Corporation’s policy and varied based on factors including the tenure of the employee. Employee severance and benefit charges in 2003 included $1.3 million of estimated costs to exit certain multi-employer, defined benefit pension plans.

The restructuring activities were substantially completed in 2003, and the Corporation did not record additional charges in 2004 related to these activities.

12 asset impairment charge

In the fourth quarter of 2002, the Corporation recorded a non-cash asset impairment charge of $26.8 million. The impairment charge included a reduction in the asset carrying value of the Corporation’s digital content management software product of $9.8 million based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million write-off of the Corporation’s investment in and advances to Banta G. Imagen S. de R. L. de C.V., a Mexican joint venture based in Queretaro, Mexico. The 50% equity interest was acquired in July of 1999 and disposed of in 2003. The remaining components of the impairment charge included a $3.9 million reduction in the carrying value of assets held for sale in the print segment, a $2.2 million goodwill impairment charge, and updated assessments on other long-lived assets.

13 income taxes

The provision for income taxes consists of the following:

Dollars in thousands	2004	2003	2002
Current:

Federal	$15,693	$14,519	$28,744

State	4,707	4,096	4,390

Foreign	5,163	4,381	3,318

	25,563	22,996	36,452

Deferred	11,862	4,804	(8,450)

Provision for income taxes	$37,425	$27,800	$28,002

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%

Foreign income tax rate differential	(6.0)	(6.3)	(3.9)

State and local income taxes,
less applicable federal tax benefit	3.0	3.0	4.5

Other, net	3.5	5.7	3.4

Effective income tax rate	35.5%	37.4%	39.0%

Temporary differences that give rise to the deferred tax assets and liabilities at January 1, 2005, and January 3, 2004, are as follows:

Dollars in thousands	2004	2003
Net current deferred tax assets:

Vacation accrual	$3,892	$3,776

Other accrued liabilities	6,396	7,987

Reserve for uncollectible accounts	1,364	1,656

Other	2,800	2,066

Net current deferred tax assets	$14,452	$15,485

Net long-term deferred tax liabilities:

Accelerated depreciation	$(27,804)	$(22,523)

Deductible goodwill amortization	(4,708)	(2,986)

Capital loss carryforward	6,123	6,123

Accrued pension cost	(1,651)	(361)

Accrued postretirement benefit cost	5,826	5,848

Deferred compensation	4,071	3,977

Other	(1,356)	1,252

Valuation allowance for capital loss carryforward	(6,123)	(6,123)

Net long-term deferred tax liabilities	$(25,622)	$(14,793)

No provision for U.S. income taxes or foreign withholding taxes has been made on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. At January 1, 2005, the undistributed earnings amounted to $126,758,000. In addition, no provision or benefit for U.S. income taxes has been made on foreign currency translation gains or losses.

The non-United States component of income before income taxes was $32,913,000, $24,958,000 and $17,571,000 in 2004, 2003 and 2002, respectively.

At January 1, 2005, the Corporation had capital loss carryforwards of $16.3 million, of which $3.5 million expire in 2005. To the extent that management believes there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act”) was signed into law. The Act provides for a special one-time deduction of 85 percent of certain foreign earnings. The Corporation is currently evaluating the effects of this repatriation provision, and expects to complete its evaluation within a reasonable amount of time after further clarification is provided by Congress or the Treasury Department. The Corporation may repatriate as much as $100 million of its foreign earnings, which would carry a one-time tax charge to the Corporation’s consolidated results of operations of up to approximately $8.5 million.

14 segment information

The Corporation operates in three business segments: printing services, supply-chain management services, and healthcare products. These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in Note 1 Significant Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2004, 2003 and 2002 are as follows:

Dollars in thousands	2004	2003	2002
Revenue

Printing services	$1,010,100	$959,287	$977,282

Supply-chain management services	412,084	358,839	292,582

Healthcare	101,068	100,371	96,593

Total	$1,523,252	$1,418,497	$1,366,457

Earnings from operations

Printing services	$79,052	$54,711	$72,039

Supply-chain management services	46,716	35,828	27,754

Healthcare	10,594	12,075	10,254

Total [1]	$136,362	$102,614	$110,047

Total assets

Printing services	$524,152	$517,034	$501,553

Supply-chain management services	261,149	210,845	141,920

Healthcare	49,909	55,265	56,848

Total [1]	$835,210	$783,144	$700,321

Capital expenditures

Printing services	$42,119	$57,086	$20,625

Supply-chain management services	7,285	5,789	4,640

Healthcare	296	431	427

Total [1]	$49,700	$63,306	$25,692

Depreciation and Amortization

Printing services	$48,593	$50,841	$59,133

Supply-chain management services	7,090	8,190	14,066

Healthcare	2,372	3,295	3,725

Total [1]	$58,055	$62,326	$76,924

1 Difference between segment total and the total included in the consolidated financial statements is unallocated corporate headquarters amounts and $10.8 million in unallocated corporate headquarters asset impairment charges in 2002.

The following table presents a reconciliation of certain segment information to the totals contained in the consolidated financial statements:

Dollars in thousands	2004	2003	2002
Earnings from operations:

Reportable segment earnings	$136,362	$102,614	$110,047

Unallocated corporate expenses	(27,262)	(21,000)	(17,598)

Unallocated asset impairment charge	--	--	(10,806)

Interest expense	(6,248)	(8,420)	(11,343)

Interest income	2,159	2,353	2,140

Other income (expense), net	419	(1,133)	(639)

Earnings before income taxes	$105,430	$74,414	$71,801

Total assets:

Reportable segment assets	$835,210	$783,144	$700,321

Intergroup receivable elimination	(296)	(223)	(206)

Other unallocated amounts	70,659	113,151	105,149

Consolidated total assets	$905,573	$896,072	$805,264

Summarized geographic data for the Corporation’s operations for 2004, 2003 and 2002 are as follows (revenue is attributed to countries primarily based on location of operation):

Dollars in thousands	2004	2003	2002
Revenue:

United States	$1,200,897	$1,146,900	$1,161,287

Ireland	176,984	147,261	107,871

Other foreign countries	145,371	124,336	97,299

	$1,523,252	$1,418,497	$1,366,457

Assets:

United States	$667,752	$690,941	$665,462

Ireland	149,133	119,179	83,306

Other foreign countries	88,688	85,952	56,496

	$905,573	$896,072	$805,264

15 subsequent events

The Corporation announced on February 14, 2005, that it had reached an agreement to sell substantially all of the assets of its single-use healthcare products subsidiary, Banta Healthcare Group, Ltd., to Fidelity Capital Investors, Inc. Fidelity Capital, a private equity investment division of Boston-based Fidelity Strategic Investments, will pay $67 million in cash in connection with the sale of Banta Healthcare, which is headquartered at its manufacturing facility in Neenah, WI. Closing of the transaction, which is scheduled for the first quarter of 2005, is subject to customary closing conditions, including the receipt of financing and anti-trust clearance.

In a separate transaction related to the divestiture of Banta Healthcare Group, the Corporation sold its warehouse in Rialto, CA, to a California real estate investment company for $7 million.

In February 2005, the Board of Directors approved a $150 million share repurchase program, which replaced the Corporation’s previous program.

Unaudited Quarterly Financial Information

The following table presents financial information by quarter for the years 2004 and 2003.

	Quarter Ended March		Quarter Ended June		Quarter Ended September		Quarter Ended December
Dollars in thousands (except per share data)	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	$373,072	$336,430	$367,638	$336,731	$380,331	$351,615	$402,211	$393,721

Gross earnings	76,142	71,557	77,115	73,714	84,366	76,575	86,235	83,538

Net earnings	14,074	11,246	15,204	7,256	19,096	15,955	19,631	12,157

Restructuring charges
included in net earnings,	--	916	--	5,553	--	2,048	--	8,435
before taxes

Litigation settlement
included in net earnings,	--	--	--	4,602	--	--	--	--
before taxes

Basic earnings per share	.55	.45	.61	.29	.77	.62	.79	.47

Diluted earnings per share	.54	.44	.60	.28	.76	.62	.77	.47

Dividend Record and Market Prices

Per Share of Common Stock	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Entire Year
2004 dividends paid	$.17	$.17	$.17	$.17	$.68

Price range:

High	$47.50	$47.50	$44.95	$45.34	$47.50

Low	40.93	42.00	36.74	37.80	36.74

2003 dividends paid	$.16	$.16	$.17	$.17	$.66

Price range:

High	$33.47	$35.00	$37.26	$41.06	$41.06

Low	27.00	28.68	32.30	35.93	27.00

The stock prices listed above are the high and low trades. As of January 27, 2005 the Corporation had 1,642 shareholders of record.